08002355

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Semafo

*CURRENT ADDRESS 750 Marcel-Laurin Boulevard, Suite 375
Saint-Laurent, Quebec, Canada H4M 2M4

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

FILE NO. 82- 35192 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: MMC
DAT : 5/6/08

SEMAFO

Annual Information Form

For the year ended December 31, 2007

March 28, 2008

TABLE OF CONTENTS

ITEM 1 - GENERAL INFORMATION

Metric Equivalents

Conversion rates from imperial to metric measures and from metric to imperial measures are provided below.

Imperial Measure	Metric Unit	Metric Measure	Imperial Unit
1 acre	0.4047 hectare	1 hectare	2.4711 acres
1 foot	0.3048 meter (m)	1 meter (m)	3.2808 feet
1 mile	1.6093 kilometre (km)	1 kilometre (km)	0.6214 mile
1 ounce (troy)	31.1035 grams (g)	1 gram (g)	0.0322 ounce (troy)
1 pound	0.4536 kilogram (kg)	1 kilogram (kg)	2.2046 pounds
1 short ton	0.9072 metric tonne (t)	1 metric tonne (t)	1.1023 short ton
1 ounce (troy) / short ton	34.2857 grams / metric tonne	1 gram / metric tonne	0.0292 ounce (troy) / short ton

Gold Prices

The following table sets forth the annual high, low and average price of gold for the periods indicated, as well as the price of gold at the end of each such period, as determined on the London Bullion Market (US dollars per ounce).

	2007	2006	2005	2004	2003	2002
High	841.75	725.00	536.50	454.20	416.25	349.30
Low	608.30	524.75	411.10	375.00	319.90	277.75
Average	696.43	603.77	444.45	409.17	363.32	309.68
End of period	835.50	635.70	513.00	438.00	417.25	342.75

Currency Exchange Rates

Except as otherwise indicated, all dollar amounts set forth herein are expressed in Canadian dollars. US$ means United States dollars.

The following table sets forth the exchange rates of Canadian dollars to US dollars for the periods indicated. The high, the low and the average exchange rates are presented for these periods, as well as the exchange rate at the end of each such period. These exchange rates are expressed in Canadian dollars and represent the noon buying rate for the US dollars at the Bank of Canada.

	2007	2006	2005	2004	2003	2002
High	1.1030	1.1794	1.2704	1.3968	1.5747	1.6132
Low	0.8419	1.0948	1.1507	1.1774	1.2924	1.5110
Average	1.0732	1.1371	1.2116	1.3015	1.4015	1.5704
End of period	0.9881	1.1653	1.1659	1.2036	1.2924	1.5776

ITEM 2 - FORWARD-LOOKING STATEMENTS

This Annual Information Form ("**AIF**") and the documents incorporated by reference herein contain forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) (collectively referred to herein as "forward-looking statements"). Forward-looking statements express, as at the date of this AIF, the Company's estimates, forecasts, projections, expectations and beliefs as to future events or results. Generally, forward-looking statements can be identified by the use of words such as "may", "will", "should", "plans", "anticipates", "believes", "estimates", "predicts", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements include, but are not limited to, statements regarding expectations of Semafo inc. (the "**Company**") as to the market price of gold, strategic plans, future commercial production, production targets, timetables, mine operating costs, fixed asset expenses, and mineral resource and reserve estimates.

Forward-looking statements involve a number of risks and uncertainties beyond the Company's ability to predict or control. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to: general economic conditions, fluctuations in gold prices, fluctuations in petroleum prices, fluctuations in interest rates, exchange rate fluctuations, access to capital markets, risks associated with forward sales contracts, uncertainty of reserve and resource estimates, risks related to the nature of mineral exploration, mining and production, risks associated with the depletion of the Company's mineral reserves, uncertainty related to production schedules and operating costs, risks associated with the dependence on key personnel, uncertainty related to obtaining and maintaining licenses and permits, competition, fluctuations in cash costs of gold production, risks related to title to mining properties, outside contractor and construction risks, safety and other hazards, political risks, environmental risks and hazards, litigation uncertainty, fluctuations in share price and risks associated with arranging financing. See ITEM 11 - RISK FACTORS. The Company disclaims any obligation to update or revise these forward-looking statements except as required by applicable law.

ITEM 3 - THE COMPANY

Name, Address, Incorporation and Capital Structure

The Company is a company governed by Part 1A of the *Companies Act* (Quebec) resulting from the amalgamation, effective January 31, 1994, of SEG Exploration inc. and Orimar Resources inc. The Company changed its name from SEG Exploration inc. to "West Africa Mining Exploration Corporation inc.", as indicated in the certificate and articles of amendment dated June 21, 1995. West Africa Mining Exploration Corporation inc. further changed its name to its current name "Semafo inc." pursuant to a certificate and articles of amendment dated May 13, 1997. "Semafo" is the acronym of "Société d'exploration minière d'Afrique de l'Ouest", the French version of the Company's former name.

The Company's head office is located at 750 Marcel-Laurin Boulevard, Suite 375, Saint-Laurent, Quebec, Canada, H4M 2M4. The addresses of the Company's principal subsidiaries may be found under ITEM 21 - ADMINISTRATIVE OFFICES.

The capital structure of the Company is composed of an unlimited number of common shares and of an unlimited number of Class "A" and Class "B" preferred shares, all without nominal or par value. The Class "A" and Class "B" preferred shares are non-voting, non-participating and redeemable at the option of the holder at a price of $0.33 per Class "A" preferred share and $0.12 per Class "B" preferred share. The holders of common shares are entitled (i) to one vote for each common share held by them (ii) to receive the remaining property in the event of liquidation, dissolution or other distribution of assets and (iii) to receive dividends declared by the directors of the Company. As of the date of this AIF, 213,490,935 common shares are issued and outstanding.

The Company is a reporting issuer in Quebec, Ontario, British Columbia and Alberta and its common shares have been listed for trading on the Toronto Stock Exchange since December 12, 1996, prior to which the Company's common shares were listed on the Montreal Stock Exchange.

Intercorporate Relationships

The following diagram presents, as at December 31, 2007, the names of the Company's principal subsidiaries, where they were incorporated or continued as well as the percentage of votes attaching to all voting securities of each such subsidiary beneficially owned, controlled or directed by the Company.



Semafo inc. (Québec)
100%
Semafo (Barbados) Limited[1] (Barbados)
100%
Semafo Énergie inc. / Semafo Energy Inc. (Canada)
100%
Mana MinéralS.A. (Burkina Faso)
50%
African GeoMin Mining Development Corporation Ltd. (Barbados)
85%
Semafo Guinée S.A. (Guinea)
100%
Les Minéraux SGV S.A. (Guinea)
88%
Kossaken Minéral S.A. (Guinea)
90%
Semafo Burkina Faso S.A. (Burkina Faso)
100%
Semafo Energy (Barbados) Limited (Barbados)
80%
Société des Mines du Liptako (SML) S.A. (Niger)
100%
Semafo Niger S.A. (Niger)

All of the above companies are sometimes referred to together herein as the "Company".

[1] Semafo (Barbados) Limited also holds 99.049% of the non-voting preferred shares of African GeoMin Mining Development Corporation Ltd.

ITEM 4 - GENERAL DEVELOPMENT OF THE BUSINESS

The Company is primarily a gold mining and exploration company, with mineral production, exploration and development projects in West Africa. The Company currently holds interests in three operating mines in Burkina Faso, Niger and Guinea.

The following table presents the total gold production of each of the operating mines in which the Company has an interest for the past three years. The Mana Mine in Burkina Faso commenced production in the first quarter of 2008 and accordingly is not included in the table below.

	2007	2006	2005
Mine Contribution	**Ounces**	**Ounces**	**Ounces**
Kiniero Mine[1]	27,100	47,200	61,400
Samira Hill Mine[2]	79,300	47,600	96,500
Total	106,400	94,800	157,900

[1] Semafo Guinée S.A. ("**Semafo Guinée**") is the owner of the Kiniero Mine. The Company indirectly owns 85% of Semafo Guinée.

[2] Société des Mines du Liptako (SML) S.A. ("**SML**") is the owner of the Samira Hill Mine. The Company indirectly owns 40% of SML and indirectly controls SML through African GeoMin Mining Development Corporation Ltd. ("**AGMDC**") pursuant to the Company's right to elect a majority of the board members of AGMDC.

Up until 2007, the Company's main focus of activities was mining for gold. In June 2007, the Minister of Mines and Energy of the Republic of Niger granted to the Company five (5) uranium exploration licenses. The permits, identified as Assaouas III, Assaouas IV, Gada I, Gada II and Telwa I, covering 2,375 km^2, are strategically located in the favourable geological setting known as the Tim Mersoï sedimentary basin, east of the Arlit fault. The Company, in an effort to keep its gold and uranium activities distinct, incorporated two new companies, namely Semafo Energy Inc. (a Canadian company) and Semafo Energy (Barbados) Limited (a Barbadian company), to conduct its uranium operations. In February 2008, the Company completed a transaction with Govi High Power Exploration Inc. ("**GoviEx**") to combine their uranium interests and to create an Africa-focused uranium exploration, development and production company. See "Three Year History - 2007" below.

Three Year History

2005

As the Company decided to focus its operations in the West African countries, in June 2005, it sold its last remaining mining property outside of West Africa, Ebi (Ghana) Limited, owner of the Tinga exploration permit, to Birim Goldfields Inc. ("**Birim**"). The consideration for the sale was the issuance, by Birim to the Company, of 3,300,000 common shares.

Further to the filing, in August 2005, of the bankable feasibility study on the Mana Mine, the Company contracted with Genivar Consulting Group Inc. ("**Genivar**") to undertake the Engineering, Procurement and Construction Management (the "**EPCM**") of the infrastructures of the Mana Mine. The first phase of the EPCM, which started in January of 2006, required that the engineering design of the project be prepared in parallel with the filing of the application for the issuance of the mining permit, the necessary authorizations for the project and the appropriate financing.

On December 21, 2005, Managem S.A., ("**Managem**"), which then held approximately 53% of the Company's common shares, sold 40,000,000 of these shares to third parties, reducing Managem's ownership to less than 10% of the issued and outstanding share capital of the Company.

The Company closed a private placement, on December 21, 2005, of 40,000,000 common shares, issued from its treasury, at $1.63 per share, for gross proceeds of $65,200,000. In connection with this placement, 1,625,000 warrants were granted by the Company to Haywood Securities Inc., Paradigm Capital Inc., Blackmont Capital Inc. and Desjardins Securities Inc. who acted as agents. Each warrant entitles the holder thereof to subscribe for one common share of the Company at a price of $1.87 per share and expires on December 20, 2008.

In December 2005, the Company reduced its hedging program related to the production of its Kiniero Mine, by an amount of US$13,300,000, by buying back all the hedging positions scheduled between February 2006 and December 2007, for a total of 59,128 ounces, at an average selling price of US$296 per ounce.

2006

In 2006, the Company became owner miner at its Kiniero Mine pursuant to the purchase and delivery of a complete mining fleet. The Company bought a second mining fleet for the Mana Mine in 2006.

On July 13, 2006, the Company closed a bought deal underwritten offering (the "**July Offering**") of 12,500,000 common shares at a price of $2.05 per share, raising gross proceeds of $25,625,000. Pursuant to the underwriting agreement in connection with the July Offering, the Company paid the underwriters a commission of $0.10 per share. The underwriting syndicate for the offering was led by Westwind Partners Inc. and included Merrill Lynch Canada Inc., Haywood Securities Inc. and BMO Nesbitt Burns Inc.

In July 2006, the Company closed an unhedged US$20,000,000 5-year term loan facility bearing interest at a fixed annual rate of 8.5%. The loan was provided by Natexis Banques Populaires ("**Natexis**"), a Paris based financial institution, to Semafo (Barbados) Limited ("**Semafo Barbados**") and guaranteed by the Company. The loan is secured by certain assets and equipment of Semafo Guinée and inter-company loans owing to Semafo Barbados. The proceeds of the loan are being used for general corporate purposes. As part of the transaction, the Company issued to Natexis 800,000 common share purchase warrants, each one entitling the holder thereof to subscribe for one common share of the Company at an exercise price of $2.25 per share. The warrants expire on July 19, 2011.

On October 23, 2006, the Company completed the final environmental review relating to its Mana Mine and received written confirmation of environmental compliance.

On November 10, 2006, the Company closed a bought deal underwritten offering (the "**November Offering**") of 42,800,000 common shares at a price of $1.80 per share, raising gross proceeds of $77,040,000. Pursuant to the underwriting agreement in connection with the November Offering, the Company paid the underwriters a commission of $0.09 per share. The net proceeds of the offering have been used for the selective reduction of the Company's gold hedge position, exploration and general corporate purposes. The underwriting syndicate for the offering was co-led by BMO Nesbitt Burns Inc. and Merrill Lynch Canada Inc. and included Westwind Partners Inc. and Haywood Securities Inc.

2007

In March 2007, the government of Burkina Faso, by official decree, issued to Semafo Burkina Faso S.A. ("**Semafo Burkina**") the mining permit for the Mana Mine and on October 2, 2007, the Company signed with the state of Burkina Faso the mining convention related thereto.

The Company closed gold sales contracts, representing 62,000 ounces for a total amount of US$19,057,000.

The Company entered into a loan agreement on February 20, 2007 with Natixis (formerly Natexis Banques Populaires) in connection with a secured US$45,000,000 term loan maturing on December 31, 2011. The loan was made in favor of Semafo Barbados and guaranteed by the Company, and the proceeds are to finance various activities related to the Mana Mine. The loan bears interest at a variable rate which is 3.00% over LIBOR with an option for the Company to convert into a fixed interest rate. The loan was secured by all of the assets of Semafo Burkina, a pledge by Semafo Barbados of its shares in Semafo Burkina, a pledge of certain bank accounts related to the Mana Mine and a pledge of inter-company loans owing to Semafo Barbados. As part of the transaction, the Company issued to Natixis 1,000,000 common share purchase warrants, each one entitling the holder thereof to subscribe for one common share of the Company at an exercise price of $2.00 per share. The warrants expire on February 20, 2012.

On June 26, 2007, the Minister of Mines and Energy of the Republic of Niger granted to the Company five (5) uranium exploration licenses, covering a total of 2,375 km^2. Such licenses are strategically located in the favourable geological setting known as the Tim Mersoï sedimentary basin, east of the Arlit fault. In an effort to keep the gold and uranium activities distinct, the Company incorporated two new subsidiaries, namely Semafo Energy Inc. (a Canadian company) and Semafo Energy (Barbados) Limited (a Barbadian company), to conduct its uranium operations. In February 2008, the Company entered into an agreement with GoviEx to combine their uranium interests and to create an Africa-focused uranium exploration, development and production company. To this effect, on the closing date of February 26,

2008, the Company exchanged all of its shares of Semafo Energy (Barbados) Limited in consideration of the issuance of 10,000,000 common shares of GoviEx representing approximately 12% of GoviEx at the time of closing.

Following geological challenges encountered at the Kiniero Mine in 2007, a geological review was performed and confirmed the presence of larger structures in the West Balan deposit, which is located in the surrounding area of the Kiniero Mine in Guinea. Accordingly, the Company decided to gradually shift its mining operations from current pits to focus on the West Balan deposit as it appeared that the West Balan deposit would constitute the most profitable deposit to mine. Therefore, the Company applied for an extension to its existing mining permit, in order to mine the West Balan deposit.

On November 13, 2007, the Company closed a bought deal underwritten offering of 18,500,000 common shares at a price of $1.35 per share, raising gross proceeds of $24,975,000. Pursuant to the underwriting agreement in connection with the offering, the Company paid to the underwriters aThe net proceeds of the offering will be used for the selective reduction of the Company's gold hedge position, and for working capital to fund the daily operations of the business of the Company. The underwriting syndicate for the offering was led by Westwind Partners Inc. and included BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc. and Haywood Securities Inc.

Outlook for 2008

Mill start-up of the Mana Mine began in February 2008. This process progressively integrates the different plant circuits leading to continuous production and is expected to result in a first gold pour scheduled in the second half of March 2008. It is estimated that the Mana Mine will produce between 60,000 to 70,000 ounces of gold in 2008.

The West Balan mining permit was issued to Semafo Guinée by the Minister of Mines and Geology of Guinea on January 10, 2008 for a period of 10 years, allowing mining of the West Balan deposit.

ITEM 5 - MINERAL RESOURCE AND RESERVE ESTIMATES

The Company has properties which are at different levels of advancement.

The following estimates of mineral reserves and resources were calculated as at December 31, 2007 in accordance with the definitions adopted by the Canadian Institute of Mining Metallurgy and Petroleum and incorporated into National Instrument 43-101 - *Standards of Disclosure for Mineral Projects* ("NI 43-101"). The estimates were reviewed and approved by Mr. Michel A. Crevier, the Company's qualified person, with respect to the Mana Mine and Samira Hill Mine, and by Geostat Systems International Inc., with respect to the Kiniero Mine, under the provisions of NI 43-101.

MINERAL RESERVES

Mines	Mana [1][2] Burkina Faso	Samira Hill [2][3] Niger	Kiniero [2][4] Guinea	Total
Proven Mineral Reserves				
Tonnes	8,558,000	10,339,800	549,000	19,447,300
Grade (g/t Au)	3.01	1.81	3.30	2.38
Ounces [5]	828,900	600,100	59,000	1,488,000
Probable Mineral Reserves				
Tonnes	1,265,900	2,281,200	1,721,000	5,268,100
Grade (g/t Au)	2.35	1.85	4.50	2.84
Ounces [5]	95,700	135,800	250,200	481,700
TOTAL MINERAL RESERVES				
Tonnes	9,824,400	12,621,000	2,270,000	24,715,400
Grade (g/t Au)	2.93	1.81	4.24	2.48
Ounces [5]	924,600	735,900	309,200	1,969,700

MINERAL RESOURCES

Measured Mineral Resources				
Tonnes	2,165,900	12,976,000	645,000	15,786,900
Grade (g/t Au)	1.90	1.14	2.50	1.30
Ounces [5]	132,000	476,900	52,900	661,800
Indicated Mineral Resources				
Tonnes	2,709,200	20,390,400	7,415,000	30,514,600
Grade (g/t Au)	2.13	1.15	2.90	1.65
Ounces [5]	185,800	751,800	683,000	1,620,600
TOTAL MINERAL RESOURCES				
Tonnes	4,875,100	33,366,400	8,060,000	46,301,500
Grade (g/t Au)	2.03	1.15	2.84	1.53
Ounces [5]	317,800	1,228,700	735,900	2,282,400

TOTAL MINERAL RESERVES AND RESOURCES				
Tonnes	14,699,500	45,987,400	10,330,000	71,016,900
Grade (g/t Au)	2.63	1.33	3.15	1.86
Ounces [5]	1,242,400	1,964,600	1,045,100	4,252,100
INFERRED MINERAL RESOURCES				
Tonnes	25,297,100	12,732,300	975,000	39,004,400
Grade (g/t Au)	2.30	1.46	3.20	2.05
Ounces [5]	1,867,100	597,800	101,000	2,565,900

The Company is presenting 100% of the reserves and resources of the mines in the above table as they are mostly attributable to it in accordance with its financial structure.

(1) The Company indirectly owns 90% of Semafo Burkina which directly holds the interest in the Mana Mine reserves and resources.
(2) Mineral reserves estimated using US$650 per ounce of gold for the Samira Hill and Mana Mines and US$750 per ounce of gold for the Kiniero Mine.
(3) Mineral reserves and resources at the Samira Hill Mine represent the combined reserves and resources of SML and AGMDC. The Company indirectly owns 40% of SML and indirectly controls SML through its control of AGMDC pursuant to the Company's right to elect a majority of the board members of AGMDC.
(4) The Company indirectly owns 85% of Semafo Guinée which directly holds the interest in the Kiniero Mine reserves and resources.
(5) Rounding of numbers to the nearest hundred of tonnes may introduce slight differences in the figures representing the ounces contained.

The following table summarizes the characteristics of the existing mining properties which are strategic to the Company and for which the Company holds a mining permit or an exploration permit.

Summary of Properties
(as at December 31, 2007)

Property name	Permit Type	Area (km²)	% of Ownership	Expiration Dates
GUINEA				
Jean Gobelé	Mining	25.00	85%	December 20, 2010
Jean Gobelé	Exploration	289.00	85%	December 6, 2008
Jean Gobelé (Blocs Est-Ouest)	Exploration	136.00	85%	December 6, 2008
NIGER				
Samira-Libiri	Mining	14.58	40% [1]	November 4, 2019
Saoura	Exploration	1 331.00	50% [2]	March 19, 2009
Tiawa	Exploration	1 234.50	50% [2]	March 19, 2009
BURKINA FASO				
Mana	Mining	93.5	90%	March 19, 2027
Mana Ouest	Exploration	250.00	100%	October 9, 2008
Mana Est	Exploration	241.07	100%	October 18, 2008
Fobiri	Exploration	138.20	100%	July 12, 2008
Kona	Exploration	106.060	100%	September 8, 2010
Bombouela	Exploration	250.00	100%	August 8, 2008
Bara	Exploration	117.34	100%	October 9, 2008
Oula	Exploration	249.95	100%	October 27, 2009
Massala	Exploration	248.68	100%	April 24, 2009
Datambi	Exploration	155.20	50% [2]	December 21, 2009

[1] The Samira-Libiri permit has been issued to SML, in which AGMDC holds an 80% interest.
[2] The Saoura, Tiawa and Datambi permits are held by AGMDC, in which the Company, through Semafo Barbados, owns a 50% controlling interest.

ITEM 6 - MINERAL PROJECTS

Operating Mines

GUINEA

The Kiniero Mine (formerly Jean Gobelé Project)

Ownership and Property Description

The Kiniero Mine is an open pit mine operating the Jean Gobelé and West Balan gold deposits, an associated carbon-in-leach mill and infrastructure in the Kouroussa prefecture in Guinea. The Kiniero Mine is owned and operated by Semafo Guinée which holds the Jean Gobelé and West Balan mining permits. The Company owns 85% of the issued and outstanding shares of Semafo Guinée while the Government of Guinea holds the remaining 15%.

The Jean Gobelé and West Balan mining permits were respectively granted on December 21, 2000 and January 10, 2008, each for a period of 10 years, and cover a total area of 72 km^2. Each such permits grants to Semafo Guinée the exclusive right to search, prospect, develop and freely dispose of the mineral substances for which it was issued, within the limits of its perimeter and without limitations of depth.

Semafo Guinée also holds two gold exploration permits in the Kiniero Mine vicinity allowing it to conduct gold exploration activities on an area of 425 km^2. All such exploration permits oblige Semafo Guinée to pay, among others, yearly territorial duties and to spend a committed amount in exploration expenses in order to maintain in existence the exploration permits.

Location, Access, Climate and Infrastructure

The Kouroussa prefecture is located in the northeast part of Guinea near the Guinea/Mali border. The Kiniero Mine is located 35 km south of the town of Kouroussa and some 550 km northeast of Conakry, the capital of Guinea. The Kiniero Mine is accessible by laterite road from Kouroussa or from Kankan, a major Guinean city located about 200 km east of the Kiniero Mine. There is also an airstrip at the Kiniero Mine capable of handling light aircrafts.

The Niandan River, the major tributary of the Niger River, meanders along the eastern edge of the property. The Niger River runs close to the northern boundary, cutting diagonally across the extreme north-western corner of the property. The countryside comprises low ridge and gully topography in the north and east of the property, bounded and dissected by the major drainage, with wide areas of alluvial flats around the main rivers, and extensive lateritic plateaux. In the south-western area, west of Balan, a range of steeper hills, which trend north-westerly with north-easterly spurs, is dissected by north-easterly trending valleys.

The year is divided into 2 seasons: the rainy season and the dry season. A great proportion of the 1,300 mm average yearly rainfall is recorded in the rainy season, from May to October. The dry season runs from November to April. In January and February, the humidity is reduced by dust loaded winds from the northern desert zones. Annual temperatures range from 14.8°C in December to reach a maximum of 40°C in April.

Power is provided through the mine's diesel power generating sets which are capable of meeting an average demand of 2 megawatts and a peak demand of 3 megawatts. Approximately 625,000 litres of diesel fuel per month for power generation and mining equipment are being supplied under a contract with Compagnie Shell de Guinée S.A.

A townsite has been established near the Kiniero Mine which provides housing, a medical clinic, recreational facilities for senior staff, guest accommodation, sewage treatment facilities and other amenities. Satellite phones and satellite data connections link the mine with the outside world.

Geological Setting

The property claim is located in the South-West part of the Siguiri basin, to the North of the West African Archean Craton. The geological formations of this area are made of volcanites and Birimian metasediments. From South to North the Birimian series are made of:

- Intermediate volcanites (Kiniero series);
- Metasediments (Kiniero series);
- Mafic and ultra mafic rocks (Niandan series);
- Volcano-sedimentary rocks (Niandan series).

To the North-East the rocks of the Niandan series are intruded by diorites and microdiorites. These rocks are affected by NE-SW axial plane folds dipping southeasterly. Fold axes stretch towards the NE. These rocks are also affected by NE-SW and NNE-SSW regional shearing. The gold-bearing mineralization is mainly associated with quartz and sulphide veins. In addition to the Jean Gobelé ore veins, other gold bearing prospects exist on the area such as Filon Bleu, PC216, Boni, Découverte, Mankan, and Grand Filon.

Taxation

In accordance with the mining agreement between the Republic of Guinea and Semafo Guinée, the latter is subject to the payment of a fixed royalty of 5% calculated on the value of each gold delivery, as assessed using the market price of gold at the time of delivery. In addition, Semafo Guinée is required to pay a local development tax corresponding to 0.4% of its sales.

The mining agreement between the Republic of Guinée and Semafo Guinée exempted the latter from paying taxes on its industrial and commercial profits for a period of five years. This exemption expired and for the fiscal year 2007 and subsequent years, Semafo Guinée is subject to a tax corresponding to 35% of its industrial and commercial profits.

History

The initial exploration work in the area was performed by BUMIFOM (Bureau Minier de la France d'outre-mer) (France Overseas Mining Bureau) back in the 1940s. Around 1950, BUMIFOM discovered the Filon Bleu (Blue Vein) and the Jean and Gobelé targets resulted from subsequent work performed. Following this discovery there was a period of 25 years of inactivity at the site up until a predecessor of the Company took over the area in 1995 and resumed exploration work further to the issuance of the Jean Gobelé gold exploration permit on January 4, 1995. Exploration work led to the issuance in December, 2000 of the Jean Gobelé mining permit to Semafo Guinée and to the signature in April 2002 of a 10-year mining agreement with the Government of Guinea. Further to the mining agreement, the Company was awarded the Jean Gobelé concession comprised of the already existing Jean Gobelé mining permit as well as a new exploration permit (known as the Jean Gobelé exploration permit) covering a territory surrounding this mining permit. As a result of the concession and despite the provisions of the Guinean mining code to the contrary, the Company has the right to apply for renewal of its Jean Gobelé exploration permit without having to retrocede any territory originally granted. Construction of the infrastructures of the Kiniero Mine started in March 2001. The mill and infrastructures were built at lower costs than the original budget of US$12,400,000. Commercial production started in April 2002, with the first gold ingot poured on April 25, 2002. As a result of the complete buy-back of its hedging program related to the Kiniero Mine gold production in 2005, the Company is now selling its production on the spot market.

Following the start-up of the Kiniero Mine, the Company continued exploration in the area in order to increase mineral resources and reserves. Semafo Guinée applied for and was granted on April 26, 2004 the additional Jean Gobelé (Blocs Est-Ouest) gold exploration permit covering property located on the east and west side of the first Jean Gobelé exploration permit.

Following geological challenges encountered at the Kiniero Mine in 2007, a geological review was performed and confirmed the presence of larger structures in the West Balan deposit, which had been previously discovered as a result of the exploration performed by the Company on its Jean Gobelé exploration permit. Accordingly, the Company decided to gradually shift its mining operations from current pits to focus on the West Balan deposit as it appeared that the West Balan deposit would constitute the most profitable deposit to exploit. The Company applied for an extension to its existing mining permit, in order to mine the West Balan deposit and as a result, a second mining permit was issued to Semafo Guinée, on January 10, 2008.

Exploration

The 2007 exploration program focused mainly on the development of advanced targets located in close proximity of the existing deposits with the objective of increasing the mineral reserves and resources.

The work performed in 2007 includes 37,000 meters of RC drilling, 1,300 meters of DDH drilling, 12,400 meters[3] of trenching and a helicopter borne magnetic survey of 4,250 linear km.

Early in the year, more than 12,000 meters of RC drilling have been performed on the West Balan and zone C structures. The initial results indicate a possible extension of the West Balan zone of more than 200 meters. The positive results encouraged the Company to continue of RC drilling on this zone in order to validate the potential of an extension. Drillings confirm the West Balan extension over a total of 1,100 meters. The entire West Balan structure is now recognized over 1,600 meters, while remaining open to the south west. The drilling results allowed to indentify two new zones, "Block B" and "Block C", which now figure in the mineral resources declared for 2007.

Furthermore, RC drilling works were completed on the "Pilier" area, which forms part of Gobelé A. These works allowed to significantly increase mineral reserves in that sector.

Finally, delineation work on the West Balan deposit allowed to make this deposit the principal mining zone in 2008.

Mineralization

The mineralization of the Kiniero deposit is linked to quartz veins of variable thickness from a few centimetres to meters and associated to veins and veinlets and to a quartz stockwork that can reach a thickness of 20 meters. The mineralization, probably of late phase with respect to a NE oriented deformation, is associated to an alteration of ankerite, chlorite and quartz type. The gold is either free in quartz and/or ankerite or in inclusions in sulphides (pyrite, arsenopyrite). This gold is generally of fine size: 1 to 80 microns. Traces of chalcopyrite, tetrahedrite, pyrrhotite and bismuthinite are also present.

Under the supergene alteration, the upper portion of the deposit has oxidized. From zone to zone, the depth of the saprolite varies from 10 to 60 meters. The saprolite outcrops at Gobelé A, B, Jean A and B is covered by a layer of roughly 4 to 10 meters of lateritic crust at Gobelé C and Sabali. With the development of this lateritic crust and the presence of an overburden, outcrops are scarce on the claim.

Sampling and Analysis

All drill holes are located in advance in the field by experienced geologists (with information on length, dip and azimuth conveyed to the drilling contractor) and are surveyed before being carried out. While RC drilling is performed, a team of technicians take 1 meter sample cuttings that are placed in marked bags for further processing. As for DDH drilling, core is recuperated in special marked boxes and is logged and sampled by a geologist.

Sample numbering is determined in advanced by the geologist according to a system established by the geologist in charge of exploration. The Company's marked identification tags are provided for each sample (inside bag) in such a way that it is impossible for the laboratory to know the sequence of sampling. Density of DDH drilling is normally designed to provide key geological interpretation whereas RC drilling is according to criteria for reserve calculation.

Because most of the sampling comes from DDH drilling (geological interpretation) and RC drilling (reserve calculation), utmost care is always taken to ensure proper sampling, rifling, bagging and transportation of the samples to the sample library on site or to the chemical laboratory in Bamako. Samples are normally prepared in batches that match the needs of the laboratory, and proper slips are attached to each shipment. Before samples are shipped for assay, another checklist is carried out before loading and expediting.

DDH and RC drilling are known to provide reliable and good representation of the geology and mineralization parameters. All sampling taken from these surveys are systematically supervised by qualified geologists who are constantly on site while drilling is being performed and sampling is taken. Sample preparation and assaying of the contracting laboratory is controlled by formal quality control procedures which are equal or superior to industry standards.

The heliborne magnetic geophysical survey was carried out by Fugro of South Africa and data, maps and interpreted results obtained are located with highly sophisticated GPS equipment which provides centimeter-bound accuracy. The

contractor is obliged to provide deliverables that includes detailed maps on which any error would be easily detectable by visual inspection.

In general, rock types are identified by DDH drilling which is logged by the Company's geologists to provide solid interpretation of the geological setting. On a routine basis, RC drilling technicians prepare washed cuttings and fines from the drilling in small heaps at the drilling site so as to enable the geologist to log the bore hole immediately as drilling is performed. The geologist logs the hole on the Company's prepared forms, identifying mineralized sections on the basis of quartz content and geological observations.

Results of the samples assay from the laboratory are transferred to the Company in electronic format, and geologists incorporate the assay results with quality control data in the Company's databases. Interpreted mineralized intervals are defined by geologists on the basis of preliminary cut-off grades that are determined by the managing geologist on the basis of economic factors known to the mine.

Quality control procedures on sampling are systematically performed as follows:

a) Standards (samples with known gold content with precision) obtained from internationally recognized laboratories around the world are inserted in batched and are analyzed to control the quality of the results provided by the laboratory.

b) Duplicates of samples are also inserted in batches to ensure that the reproducibility of the laboratory is achieved.

c) Blank samples (samples with negligible gold content) are also inserted in batches to verify that no contamination has occurred in the laboratory procedures).

d) By year end, approximately 5% of all samples are sent for re-assay at another laboratory and results are used to verify that no biases are observed at the contract laboratory used.

Security of Analysis

Assay results from samples coming from the contracting laboratory are shipped to the Company in electronic format, and these results are incorporated in the Company's databases by the geomatics team which is responsible for data integrity. The data is checked thoroughly by the team to ensure integrity. The Company's procedures are followed when a need for re-assay of samples are needed due to data inconsistency. Any avoidable typing of data (which is prone to errors) is enforced. The data resides on a reliable computer network which provides controlled access and backup features that avoids data loss and corruption. Additional copies of the Company's databases are kept on backup tapes and in the headquarters in Montreal for added security.

Mineral Resources and Mineral Reserves

As at December 31, 2007, the total proven and probable mineral reserves were of 2,270,000 tonnes at a grade of 4.24 g/t Au containing 309,200 ounces of gold, using a price of gold of US$750, representing approximately 5 years of mine life.

Moreover, the total measured and indicated mineral resources now stand at 8,060,000 tonnes at a grade of 2.84 g/t Au containing 735,900 ounces of gold.

See ITEM 5 - Mineral Resource and Reserve Estimates.

Environment

Under the mining agreement with the Republic of Guinea, the Company is obliged to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. A baseline program monitors environmental parameters, including seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. The Company ensures that disturbance to the environment is minimal. An annual independent environmental audit of the Kiniero Mine is conducted, focusing in particular on the environmental management system, community relations and closure/rehabilitation. Furthermore, the grant of the new West Balan mining permit imposed additional obligations whereby the Company has to set aside specified amounts for site rehabilitation.

The two principal environmental concerns are the potential for the contamination of surface and groundwater resources, particularly with cyanide, and the rehabilitation of the tailing dams and waste dumps. The Company believes that these issues are currently being adequately addressed. The gold plant and the tailing dams are managed as a closed system, with water flow being strictly controlled and recycled. Spillage of contaminated process water inside the plant is contained in concrete bounded area, from where the water is pumped back into the treatment plant process. The tailing dam is fenced and access to the area is controlled.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

Mining

The Kiniero open pit mine consists of narrow mineralized structures, mined in benches of 2.5 meters using high geological grade control. Several pits of approximately 90 m depth are currently exploited. Distance from the pits to the processing plant varies from 1 km to 5 km.

In September 2006, the Company took over the mining operations at Kiniero which were previously performed by a mining contractor, by the purchase of a complete mining fleet.

Processing

The processing plant consists of a jaw crusher, followed by two ball mills and a tank for primary leaching without activated carbon and seven tanks for secondary leaching using activated carbon. The leaching process is done by putting the ore in contact with the cyanide in a solution to liberate gold from the ore before being captured by activated carbon. The residence time in the tanks is approximately 22 hours. After elution and electrolysis, the gold is recovered by fusion and poured into ingots. Gold is then securely transported to the refineries.

The recovery rates at the plant vary from 93% for oxide ore to 80% for sulphide ore.

A first mineral processing test on sulphides was performed in 2002. In July of 2003, a second series of tests were performed with adjustments on the amperage of the mill which allowed a better grinding and liberation of the gold contained in the ore (80% passing of 75µm instead 106µm).

These adjustments resulted in significant gains in the treatment of sulphides. The plant efficiency for sulphide ore increased from 75% to the 80% obtained during the test in July 2003.

Concerning the oxides, a first gain in efficiency has been observed beginning September 2003 as a result of the addition of a 1,400 m^3 leaching tank, containing cyanide (but no activated carbon). The recovery rate increased from 87% (average at the end of August 2003) to 93% (average at the end of December 2004 and 2005).

At the end of 2004, the Company commissioned a second grinding mill which was fed with the circulating load of the first mill and consequently improved the pulp size distribution fed to the CIL thereby increasing the plant capacity from 40,000 tons per month to more than 50,000 tons of oxide ore per month.

Production

The table below presents the gold production statistics of the Kiniero Mine for the periods indicated. The Kiniero Mine is owned and operated by Semafo Guinée in which the Company owns an 85% equity interest.

	Year ended December 31						
	2007	2006	2005	2004	2003	2002	TOTAL
Gold production (ounces)	27,100	47,200	61,400	41,000	46,700	42,100	265,500
Plant throughput (tonnes)	465,100	576,200	617,100	411,900	437,600	295,900	2,803,800
Head-grade (g/t)	1.99	2.70	3.28	3.36	3.71	5.42	3.25
Recovery (%)	92	94	93	93	88	85	91
Cash operating costs (US$/ounce)	707	407	276	283	232	170	320

During 2007, the Kiniero Mine processed 465,100 tonnes of ore at an average grade of 1.99 g/t, to produce 27,100 ounces of gold at cash operating costs of US$707 per ounce. Cash operating costs per ounce may include certain cash costs incurred in prior periods such as stockpiling and may exclude certain cash costs incurred in the current period that relate to future production. Further details regarding the calculation of cash operating costs may be found in Management's Discussion and Analysis of the Company for the financial year ended December 31, 2007.

Since its start-up and up until December 31, 2007, the Kiniero Mine produced a total of 265,500 ounces of gold by processing a total of 2,803,800 tonnes of ore at an average grade of 3.25 g/t and an average recovery rate of 91%.

The Company's 2008 gold production target at the Kiniero Mine is between 37,000 and 42,000 ounces.

Recent Investments

During fiscal 2007, the Company invested a total of US$3,343,000 in exploration and spent approximately US$6,200,000 on additional mining equipment and site improvements.

Further information with respect to the Kiniero Mine and mineral reserves and resources, is available in the technical report prepared in accordance with Form 43-101F1 of NI 43-101 by Geostat Systems International Inc. Such technical report dated March 26, 2008, titled "Technical Report on the Resources and Reserves of the Kiniero gold deposits, Guinea (as of December 31st, 2007)" is available on the SEDAR Web site at www.sedar.com.

NIGER

The Samira Hill Mine

Ownership and Property Description

The Samira Hill Mine consists of an open pit mine operating the Samira and Libiri gold deposits an associated carbon-in-leach mill and infrastructure in the Tilaberi prefecture in Niger. The Samira Hill Mine is owned and operated by SML which holds the Samira-Libiri mining permit. AGMDC owns 80% of the issued and outstanding shares of SML, while the Republic of Niger holds the remaining 20%. The Company, indirectly through its subsidiaries, owns 50% of the issued and outstanding voting securities of AGMDC and indirectly controls AGMDC pursuant to its right to elect a majority of the board members of AGMDC.

The property is completed by the Tiawa and Saoura exploration permits issued by the Mine Ministry of the Republic of Niger to AGMDC and covering a total area of 2,500 km^2 in the immediate surrounding area of the Samira Hill Mine.

Location, Access, Climate and Infrastructure

The Samira Hill Mine is located in south-western Niger, at the immediate border of Burkina Faso, approximately 100 km west of Niamey, the capital of Niger, in the geographical area known as the Liptako region. The Samira Hill Mine can be reached by road. The primary access road is the asphalted national road of Niamey-Tillabéri, along the north bank of the Niger River, to Farié, which is 55 km west-north-west of the capital. Vehicles cross to the south bank

of the Niger River via a ferryboat. Seventy kilometers from Farié, the site can be reached by a lateritic road, open year-round, which generally runs along the north bank of the Sirba River, an affluent of the Niger. Another option, for heavy transport, is a lateritic road, also open year-round, that runs for 55 km from Niamey along the south bank of the Niger River through the village of Namaro. There is also an airstrip 10 km from the Samira Hill Mine capable of handling light aircrafts.

The Samira Hill Mine is located within a sahelian type climatic zone. In the area where the Samira Hill Mine is located, the year is divided into two seasons: a dry season and a rainy season. The dry season runs from early October to early June and is characterized by the heat and a dry wind called Harmattan. The rainy season runs from June to October;the yearly rainfall can vary from 275 mm to 620 mm.

The property perimeters are generally flat and sandy plains with an average elevation of 260 meters above sea level. To the north, many large dunes cross this region. The major topographic variations are due to the presence of lateritic plateaus reaching 10 to 50 meters in relief and an elevation of 290 to 300 meters above sea level. The original lateritic overburden has been deeply eroded by dendritic texture flows linked to the hydrographic basins of the Tiawa and Sirba rivers. Vegetation is a savannah type with scattered trees. In the dry season, rivers and backwaters can be crossed using four wheel drive vehicles.

The main infrastructures at the Samira Hill Mine include a carbon-in-leach plant, a water dam and a pumping station, a tailings dam, a power plant and related infrastructures.

Up until recently, electrical power was provided only through Samira Hill's diesel power generating sets which are capable of meeting an average demand of 4 megawatts and a peak demand of 6 megawatts. The mine is presently connected to the national grid, the main source of electrical power derives from NIGELEC, the state owned power company.

A townsite has been established nearby the Samira Hill Mine which provides housing, a medical clinic, recreational facilities for staff, guest accommodation, sewage treatment facilities and other amenities. Satellite as well as cellular phones and satellite data connections link the mine with the outside world.

Geological Setting

The Liptako region outcrops at the North-East extremity of the Baoulé-Mossi domain that makes up the inferior Proterozoic of the Leo shield, meridional ridge of the West African Craton. The geological formations of the Liptako region are divided between the Birimian substratum of mid paleo-proterozoic era and cover formations represented by the Voltaïen of neoproterozoic era, latest formations of the continental terminal of Miocene to Pliocene eras and recent quaternary groupings.

The Birrimian covers more than 75% of Liptako. It is composed of metavolcano-sedimentary and meta plutonic rocks forming three volcano-sedimentary furrows or belts, divided by granitoid blocks. They are from the NW to the SE:

- The Goroul belt bearing NS;
- The Téra belt bearing NE-SW;
- The Sirba belt bearing NE-SW.

Taxation

In accordance with the mining agreements between the Republic of Niger, AGMDC and SML, the latter is subject to the payment of a fixed royalty of 5.5% calculated on the value of each gold delivery, as assessed using the market price of gold at the time of delivery.

The mining agreements also exempt SML from paying taxes on its industrial and commercial profits for a period of five years (not applicable to royalty payments) commencing when commercial production began at the mine in 2004. At the expiration of the five-year period, SML will have to pay a tax in the amount of 40.5% of its industrial and commercial profit.

History

The Tiawa exploration permit was originally granted to Hansa GeoMin Consult GmbH ("**Hansa**") on September 20, 1995, for a period of three years. On September 16, 1996, it was duly transferred to AGMDC, which obtained its renewal on December 1998 for a period of three years. The permit was further renewed for an additional

period of three years with the mandatory territorial retrocession as per the mining code of Niger. Since the mining law in force in Niger limits the number of exploration permit renewals to two, an application for the re-issuance of the permit in favour of AGMDC was duly filed with the Nigerien authorities. The permit was granted for a period of three years ending March 19, 2009. Since the retroceded area originally granted to Hansa was still available, AGMDC asked and obtained that the permit also cover this area and consequently, the permit now totals 1,234.50 km^2. The original Tiawa permit hosted the Samira Hill deposit.

The Saoura exploration permit, which is contiguous to the Tiawa permit, was originally issued in favour of Ashanti Goldfields Company Limited ("**Ashanti**") on September 20, 1995, for a three-year period. The permit was the subject of a three-year renewal granted on December 14, 1998, and was transferred to AGMDC on November 5, 1999. AGMDC obtained subsequent three-year renewal of the permit. The current permit granted to AGMDC is for a period of three years ending March 19, 2009. As for the Tiawa permit, the area originally covered by the exploration permit held by Ashanti had not been granted to another entity. Therefore, AGMDC asked and obtained, that the new Saoura permit cover the original area and consequently, the permit now totals 1,331.00 km^2. The original Saoura permit hosted the Libiri deposit.

On November 5, 1999, the government of Niger issued to SML a 20-year mining permit allowing SML to proceed with the development of the Samira Hill deposit. On February 15, 2002, the area covered by the mining permit was widened to include the Libiri deposit which together with the Samira Hill deposit, now totals 14.58 km^2 and forms the Samira Hill Mine.

A construction soft start commenced during the year 2000 with the purchase of a mill that was to handle 6,000 tonnes per day of saprolitic ore and 4,000 tonnes per day of harder transition ore. A jaw crusher and a tower crane were also purchased. The construction of a 7 km long pipeline and pumping station on the Sirba River and of a 4,200,000 m^3 reservoir was completed during the same period. However, due to the prevailing low gold price at the time, the construction work on the Samira Hill project was suspended. The construction was launched again in the beginning of 2003 and the first gold pour took place on September 25, 2004.

On December 12, 2003, SML retained the services of BCM International Limited ("**BCM**") for the mining operations at the Samira Hill Mine. Pursuant to the agreement, BCM supplies, operates and maintains all equipment required to perform the mining work. The remuneration to be paid to BCM is determined by calculating the product of the rates agreed upon for the execution of the work and the corresponding quantities of material moved. Such remuneration is paid over 72 months despite a mining schedule which forecasts that the mining takes place during a 60-month period.

In July 2003, SML purchased a power plant which includes six generators designed to feed the plant and other installations of the Samira Hill project. A US$1,615,000 financing of this acquisition was provided by Caterpillar Financial Services Corporation. Such loan bears interests at the rate of LIBOR three months plus 3.75% and is reimbursed quarterly, the last instalment to be paid on June 15, 2008. To secure the loan, the power plant, its components and accessories were pledged in favour of the lender. Furthermore, the Company guarantees SML's obligations under the loan agreement.

<u>Exploration</u>

The main objective of the 2007 exploration program was to replace reserves and to increase resources mainly in the Libiri zone.

Overall, in 2007, 534 km of IP geophysic, 183 RAB holes totaling 6,420 meters, 207 RC holes totaling 23,213 meters and 20 diamond drill holes totaling 3,081 meters were carried out.

In light of the preliminary IP geophysical survey results, indicating an extension to the Samira horizon, the Company decided to continue the exploration works with an additional IP geophysical survey of 358 km and with 4,000 meters of RC drilling, mainly on the east Libiri, Libiri Plateau and north west Libiri zones. The results of the IP geophysical survey clearly highlighted a considerable extension of the Samira horizon as well as all the inflexions in the ore trends which is related to mineralization of the area. Following the first drilling results, more RC drilling was completed, mainly on the Libiri Plateau and Sikia zones. These two new zones are now part of the measured and indicated resources.

Delineation work was completed on the Boundary zone.

Mineralization

The gold-bearing mineralization of the Liptako region developed mainly in the polymictic fragment bearing sediments (SFRG) close to the base of the sedimentary horizon. In zones where the sedimentary sequence is particularly thick, the basalt part is often taken up by greywacke and argillite inter-stratifications (SLAG), of discontinuous extension, which has a variable and irregular mineralization. The SISV group, overlying the fragment bearing sediments, and composed of foliated or massive metavolcanites, has been interpreted as an impermeable shield for hydrothermal liquids. The presence of silicified zones and siliceous vein-type structures are important indicators of a gold bearing mineralization, as demonstrated by unit SFRG, rich in silica and often associated with high grade gold. Important silification zones in other units often display high-grade values. The type of quartz vein also seems important in gold bearing mineralization. Veins and grey-blue quartz fragments are more closely associated to the mineralization than the white massive quartz veins.

Sampling and Analysis

All drill holes are located in advance in the field by experienced geologists (with information on length, dip and azimuth conveyed to the drilling contractor) and are surveyed before being carried out. While RC drilling is performed, a team of SML technicians take 1 meter sample cuttings that are placed in marked bags for further processing. As for DDH drilling, core is recuperated in special marked boxes and is logged and sampled by and SML geologist. RAB drilling is supervised by a SML geologist who supervises the technicians and workers.

Sample numbering is determined in advanced by the geologist according to a system established by the geologist in charge of exploration. SML marked identification tags are provided for each sample (inside bag) in such a way that it is impossible for the laboratory to know the sequence of sampling. Density of DDH drilling is normally designed to provide key geological interpretation whereas RC drilling is according to the criterion for reserve calculation.

Because most of the sampling comes from DDH drilling (geological interpretation) and RC drilling (reserve calculation), utmost care is always taken to ensure proper sampling, rifling, bagging and transportation of the samples to the sample library on site or to the chemical laboratory in Ouagadougou. Samples are normally prepared in batches that match the needs of the laboratory, and proper slips are attached to each shipment. Before samples are shipped for assay, another checklist is carried out before loading and expediting.

DDH and RC drilling are known to provide reliable and good representation of the geology and mineralization parameters. All sampling taken from these surveys are systematically supervised by an SML qualified geologists who are constantly on site while drilling is being performed and sampling is taken. Sample preparation and assaying of the contracting laboratory is controlled by formal quality control procedures which are equal or superior to industry standards.

IP geophysical surveys were carried out by Sagax Maghreb and data, maps and interpreted results obtained are located with highly sophisticated GPS equipment which provides centimeter-bound accuracy. The contractor is obliged to provide deliverables that includes detailed maps on which any error would be easily detectable by visual inspection.

In general, rock types are identified by DDH drilling which is logged by SML geologists to provide solid interpretation of the geological setting. On a routine basis, RC drilling technicians prepare washed cuttings and fines from the drilling in small heaps at the drilling site so as to enable the geologist to log the bore hole immediately as drilling is performed. The geologist logs the hole on SML prepared forms, identifying mineralized sections on the basis of quartz content and geological observations.

Results of the samples assay from the laboratory are transferred to SML in electronic format, and SML geologists incorporate the assay results with quality control data in the SML databases. Interpreted mineralized intervals are defined by SML geologists on the basis of preliminary cut-off grades that are determined by the managing geologist on the basis of economic factors known to the mine.

Quality control procedures on sampling are systematically performed as follows:

a) Standards (samples with known gold content with precision) obtained from internationally recognized laboratories around the world are inserted in batched and are analyzed to control the quality of the results provided by the laboratory.

b) Duplicates of samples are also inserted in batches to ensure that the reproducibility of the laboratory is achieved.

c) Blank samples (samples with negligible gold content) are also inserted in batches to verify that no contamination has occurred in the laboratory procedures).

d) By year end, approximately 5% of all samples are sent for re-assay at another laboratory and results are used to verify that no biases are observed at the contract laboratory used.

Security of Analysis

Assay results from samples coming from the contracting laboratory are shipped to SML in electronic format, and these results are incorporated in the SML databases by the geomatics team which is responsible for data integrity. The data is checked thoroughly by the team to ensure integrity. SML procedures are followed when a need for re-assay of samples are needed due to data inconsistency. Any avoidable typing of data (which is prone to errors) is enforced. The data resides on a reliable computer network which provides controlled access and backup features that avoids data loss and corruption. Additional copies of the SML databases are kept on backup tapes and in the headquarters in Montreal for added security.

Mineral Resources and Mineral Reserve Estimates

According to a review of the mineral reserves carried out by the geologists of the Samira Hill Mine, and using a price of gold of US$650 per ounce and a Au cut-off established with NPV Scheduler software over mill recovered grade integrated in each block of the block model, the total mineral reserves of the Samira Hill Mine are estimated, as at December 31, 2007, at 12,621,000 tonnes grading 1.81 g/t Au and containing 735,900 ounces of gold. Such estimation of the mineral reserves represents over 9 years of mine life.

Moreover, measured and indicated mineral resources are set at 33,366,400 tonnes at a grade of 1.15 g/t Au containing 1,228,700 ounces of gold.

For more information, see ITEM 5 - Mineral Resource and Reserve Estimates.

Environment

Under the mining agreement with the Republic of Niger, the Company is obliged to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. A baseline program monitors environmental parameters, including seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. The Company ensures that disturbance to the environment is minimal. An annual independent environmental audit of the Samira Hill Mine is conducted, focusing in particular on the environmental management system, community relations and closure/rehabilitation.

The two principal environmental concerns are the potential for contamination of surface and groundwater resources, particularly with cyanide, and rehabilitation of the tailings dams and waste dumps. The Company believes that these issues are currently being adequately addressed. The gold plant and the tailing dams are managed as a closed system, with water flow being strictly controlled and recycled. Spillage of contaminated process water inside the plant is contained in concrete bounded area, from where the water is pumped back into the treatment plant process. The tailings dam is fenced and access to the area is controlled.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

Mining

The mining at the Samira Hill Mine is of the open pit type, with benches of 2.5 meters. The ore and waste are mainly mined from five pits of approximately 80 m to 180 m depth. Distance from the pits to the processing plant varies from 1 km to 4 km. As mentioned above, mining activities are performed by a mining contractor, but at all times, under SML's supervision.

Processing

The processing plant consists of a jaw crusher, followed by a ball mill and by seven leaching tanks using cyanide and activated carbon. The leaching process is done by putting the ore in contact with the cyanide in a solution to liberate gold from the ore before being captured by activated carbon. The residence time in the tanks is approximately 18 hours. After elution and electrolysis, the gold is recovered by fusion and poured into ingots. Gold is then securely transported to the refineries.

The plant is designed to process between 170 t/h and 250 t/h of ore depending of the hardness of the ore. Recovery rates vary from 93% for oxide ore to 15% for sulphide ore.

Production

The following table presents the gold production statistics for the Samira Hill Mine for the periods provided. The Samira Hill Mine is owned and operated by SML. The Company indirectly owns 40% of SML and indirectly controls SML through its control of AGMDC pursuant to the Company's right to elect a majority of the board members of AGMDC.

Production Update	**Year ended December 31**				
	2007	**2006**	**2005**	**2004**	**TOTAL**
Gold production (ounces)	79,300	47,600	96,500	21,500	244,900
Plant throughput (tonnes)	1,510,500	880,600	1 373,600	398,400	4,163,100
Head-grade (g/t)	1.99	2.14	2.41	2.03	2.16
Recovery (%)	83	80	88	89	85
Cash operating cost (US$/ounce)	425	397	216	192	317

During 2007, the Samira Hill Mine processed 1,510,500 tonnes of ore at an average grade of 1.99 g/t, to produce 79,300 ounces of gold at cash operating costs of US$425 per ounce. Cash operating costs per ounce may include certain cash costs incurred in prior periods such as stockpiling and may exclude certain cash costs incurred in the current period that relate to future production. Further details regarding the calculation of cash operating costs may be found in Management's Discussion and Analysis of the Company for the financial year ended December 31, 2007.

Since its start-up and up until December 31, 2007, the Samira Hill Mine produced a total of 244,900 ounces of gold by processing 4,163,100 tonnes of ore at an average grade of 2.16 g/t with an average recovery rate of 85%.

The Company's 2008 gold production target at the Samira Hill Mine is between 68,000 and 73,000 ounces of gold.

Recent investments

During fiscal 2007, the Company invested a total of US$5,700,000 in exploration and on overall improvements at the Samira Hill Mine.

Further information with respect to the Samira Hill Mine and mineral reserves and resources, is available in the technical report prepared in accordance with Form 43-101F1 of NI 43-101 by the Company's qualified person, Mr. Michel A. Crevier, P. Geologist. Such technical report dated March 27, 2008, titled "Technical Report on the Mineral Reserves and Mineral Resources of the Samira Hill Mine, Niger as of December 31st, 2007" is available on the SEDAR Web site at www.sedar.com.

BURKINA FASO

Mana Mine (formerly the Mana Gold Project)

Ownership and Property Description

The Mana Mine is located in the province of Mouhou, about 200 kilometers West of Ouagadougou, the capital city of Burkina Faso. The Company owns a 90% interest in Semafo Burkina while the Government of Burkina Faso holds the remaining 10%. The Mana mining permit (the "**Mana Permit**") was granted to Semafo Burkina on March 20, 2007 for a

period of 20 years, covering a total surface area of 93.5 km^2 and is renewable for additional five year periods. On October 2, 2007, the Company signed a mining convention with the State of Burkina Faso pertaining to the Mana Permit. The mining convention is valid for a period of 20 years, renewable in 10 year increments for the duration of the Mana Permit. The mining convention was established by the government of Burkina Faso to govern specific details relating to fiscal arrangements, taxation, employment, land and mining guarantees, as well as environmental protection in accordance with Burkina Faso's mining code.

The Mana Mine is an open pit mine exploiting two important gold deposits, namely the Wona and Nyafe deposits. Both deposits, which are covered under the Mana Permit, are hosted in a volcano-sedimentary belt extending in a north-east direction and located within the Houndé volcano-sedimentary belt, which is known for its gold mineralization potential.

The Company, through its wholly-owned subsidiary, Mana Minéral S.A., also holds a 100% interest in several exploration permits surrounding the area covered by the Mana Permit. Such permits were issued at various points in time starting in the late 1990s. Today, the Company holds one mining permit and eight exploration permits covering over 1,608 km^2 along the Houndé belt.

Location, Access, Climate and Infrastructure

Access to the Mana Mine site is made easy by the asphalt national road running from Ouagadougou to Bobo-Dioulasso. From Bobo-Dioulasso, lateritic roads lead to the site. A railroad, in good condition, is located about 25 kilometres south of the property and links Ouagadougou and Abidjan, in Ivory Coast.

The climate of the area is of sahelian type. The rainy season runs from June to September (800mm to 900mm per year) with a maximum rain fall in August. The dry season runs from October to May. February and March see dust winds blowing in from the North (Harmattan). Temperatures vary from 15°C at night to 40°C at daytime.

Power is provided through the mine's diesel power generating sets which are capable of meeting an average demand of 6 megawatts and a peak demand of 8 megawatts. Approximately 1,000,000 litres of diesel fuel per month for power generation and mining equipment are being supplied under a contract with Total Burkina S.A.

A townsite has been established near the Mana Mine which provides housing, a medical clinic, recreational facilities for senior staff, guest accommodation, sewage treatment facilities and other amenities. Satellite phones and satellite data connections link the mine with the outside world.

Geological setting

The area is located in the Houndé Birimien syncline. Trench work, bore holes and mapping show that the geology of the property is characterized by sedimentary, volcano-sedimentary and volcanic formations of mafic to intermediate composition and locally associated to rhyolite volcanic outcrop. The Nyafé zone is essentially composed of basalts and tuffs ranging from mafic to intermediate.

The Maoula zone is encased in sedimentary formations made of an alternation of sandstone and pelitic layers associated to massive quartzite horizons.

The Wona zone is composed of a very deformed succession of sedimentary (black pelites), volcano-sedimentary and meta-volcanites in a greenschist facies.

Taxation

Under the Mining Code and the mining agreement between the State of Burkina Faso and Semafo Burkina, gold production attracts a royalty of 3% calculated on the value of each gold shipment, as assessed using the market price of gold at the time of shipment. In addition Semafo Burkina's industrial and commercial profits will be taxed at the rate of 20% while repatriated dividends are subject to a 6.5% withholding tax.

The tax legislation also imposes a withholding tax at the rate of 10% on remuneration for services paid to suppliers who do not have a place of business in Burkina Faso and who performed work, in Burkina Faso or outside Burkina Faso and 5% for suppliers who have a place of business in Burkina Faso.

Semafo Burkina benefits from exemptions of customs duties on temporary import of equipment and from a 7-year exemption on certain taxes such as the Industrial and Commercial Professions Tax and the Employers and Apprenticeship Tax. The Mining Code and mining agreement also provides for total exoneration of VAT and import taxes (except three specific fees totalling 2.5%) on all mining and construction equipment and materials, fuel and lubricants during the preparatory phase (2 to 3 years) prior to production phase. A variety of tax reliefs, including a 100% accelerated depreciation, are provided to mining projects depending on whether it is for exploration or mining permits.

History

The Mana gold exploration permit was initially issued in 1995 to Mr. Sidibe Saidou and was transferred over to Mana Minéral S.A. ("**Mana Minéral**"), a wholly-owned subsidiary of the Company, on July 16, 1998. As promising results derived from various exploration works performed by Mana Minéral, the Company applied and obtained at different periods of time, additional exploration permits in the surrounding area of the Mana gold exploration permit.

Drilling programs carried out by Mana Minéral led to the discovery of the Nyafé structure and, further on, of the Wona structure.

After a series of additional drilling campaigns conducted on the Nyafé and Wona structures, the Company was able to complete a first feasibility study in 2004 for the Mana gold project.

During 2005, a review and update of the initial feasibility study was conducted jointly by the firms Breton, Banville International inc. ("**BBA**") and Micon International Limited ("**Micon**"). Reserves in the Mana gold project from the Nyafé and Wona deposits were estimated at a total of 7,186,400 tonnes of ore at an average grade of 2.82 g/t, using a gold price of US$380 per ounce. Based on this study, the initial estimated capital costs were US$48,500,000 and the average cash operating cost, over the life span of the mine, was US$254 per ounce. As a result of the additional work carried out in 2005 and 2006 and the increase in the price of gold, estimated reserves at the Mana gold project increased to 10,639,500 tonnes of ore at an average grade of 2.92 g/t, totalling 997,300 ounces of gold. This represents an increase of more than 53% compared to BBA/Micon's estimated reserves in their July 2005 report. Capital costs for the project and the average cash operating costs were revised to US$58,000,000 and US$279 per ounce, respectively.

The bankable feasibility study of the Mana gold project was prepared in July 2005 and filed in August 2005. In January 2006, the Company retained the services of Genivar to undertake the Engineering, Procurement and Construction Management of the Mana gold project. In 2006, the Company also undertook all mining and civil work and the construction of the necessary infrastructures. In addition, the Company acquired a fleet of new mining equipment, spare parts and related facilities for US$12,000,000 thereby enabling the Company to conduct mining activities on the project without the use of mining subcontractors. The purchase of the mining fleet followed the review of a detailed in-house owner miner study which concluded, amongst other things, that significant savings would be achieved in mine operating costs through the purchase of its own mining fleet. As owner miner, the Company forecasts substantial mining costs savings.

In February 2007, the newly incorporated Semafo Burkina obtained the Mana Permit. The area granted under the Mana Permit covers a surface which was previously granted to the Company under two other exploration permits.

The Company anticipates commercial gold production occurring in the second quarter of 2008. It is anticipated that at the initial stage of production, the plant will be processing 2,000 tonnes of ore per day, with processing increasing to a rate of 4,000 tonnes of ore per day upon entering into service of a larger ball mill expected in the third quarter of 2008. Gold production for 2008 is anticipated to be between 60,000 and 70,000 ounces. Thereafter, it is expected that average production will be 125,000 ounces per year for the following three years.

The Company entered into a loan agreement on February 20, 2007 with Natixis (formerly Natexis Banques Populaires) in connection with a secured US$45,000,000 term loan maturing on December 31, 2011, in order to complete the financing of the Mana Mine. As part of the conditions of the loan, the Company had an obligation to price-protect, during the years 2009 to 2011, a total of 55,000 ounces of gold at a minimum price of US$ 600. The Company fulfilled this condition by purchasing put options. Consequently, the total production of the Mana Mine will be available to sell at spot price and fully exposed to any upward increase in gold price with the downward price protected at US$ 600 per ounce on 55,000 ounces.

Exploration

The main objective of the 2007 exploration program was to develop new targets in the vicinity of the Wona and Nyafé deposits as well as new targets in close proximity to the Mana Mine.

Overall, 667 auger drill holes totalling 9,115 meters, 151 RC holes totalling 14,431 meters and DDH totalling 12,187 meters were carried out. RC and DDH drilling was carried out by Boart-Longyear of Ouagadougou, Burkina Faso.

The first exploration work undertaken in 2007 consisted of core drilling looking for potential in depth mineralization of Wona and Nyafé. The results obtained from the Wona deposit led us to modify the exploration program in order to emphasize on the potential northern extension of the Wona deposit. An IP geophysical survey performed on more than 36 km at the Wona deposit recognized the mineralization structure up to the limit of the survey and unveiled a strong potential for an extension. The Company therefore continued works on these anomalies, north of Wona, with RC drilling which demonstrated the potential for continuity over 1,300 meters. Since high grade meta-sediments continued north of this extension, the Company launched an additional 60 km IP geophysical survey which covered an additional 3 km on the favourable horizon.

RC drilling and diamond drill hole works were performed on the north east extension of the Wona deposit, near the surface but mainly in depth, continuing outlining the new mineralized structure discovered during the course of the year. It confirmed that the mineralized lode plunges and gets thicker.

Mineralization

Wona Deposit

Based on up to date results, the Wona gold bearing mineralization is linked to quartz veins, to zones of breccia as well as mylonitic zones.

The geochemical study shows a positive correlation between gold and Te, Ag, W, Sb, Hg, As and S. Au and Te elements.

Host rock minerals and hydrothermal alterations are represented by quartz, ferriferous dolomite, siderite, ferriferous chlorite and sericite.

Gold shows either as pure gold (100% Au) in hematite from pyrite oxidation ranging in size from 1 to 2µ, either as native gold (8% Ag, 92% Au) of 5µ size, found in pyrite, or as free native gold in quartz (ranging from 1 to 10µ) or in Ag2AuTe (petzite).

Geochemical and mineralogical studies have shown that the Wona gold bearing mineralization is trapped in mylonisation or brecciation zones and in quartz veins in ductile-friable type tectonic conditions.

Nyafé Deposit

Three major lithological groups outcrop in the Nyafé sector and extension:

A grouping of volcanic pyroclastic of intermediate to basic composition which can be found at the SE and NW ends. It roughly follows a NE-SW direction. It is composed of a schistose pyroclast along a NE to NNE direction.

An acid to intermediate volcanic grouping associated to a volcano-sedimentary facies mainly outcropping in the extreme SE zone, Maoula and Bana. This facies forms a NE-SW belt.

An intermediate to basic volcanic lavatic grouping with tuffaceous remnants. These volcanic rocks are generally massive with a glassy to microlitic texture.

The different volcanic facies, except the lavas, show a schistosity of flux of NNE to NE direction. These formations are also affected by folds from the second phase of ENE-WSW axial planes.

Faults that affect the sector have a NW-SE orientation; they affect practically the whole Houndé belt and show a sinistral pattern. The balance is of NE-SW with a dextral pattern.

Many quartzites concordant with the shistosity run along the zone particularly in the extreme SE. They often have a cherty appearance with iron oxides and are set in acid to intermediate volcanic facies.

<u>Sampling and Analysis</u>

All drill holes are located in advance in the field by experienced geologists (with information on length, dip and azimuth conveyed to the drilling contractor) and are surveyed before being carried out. While RC drilling is performed, a team of technicians take 1 meter sample cuttings that are placed in marked bags for further processing. As for DDH drilling, core is recuperated in special marked boxes and is logged and sampled by a geologist. RAB drilling is supervised by a geologist who supervises the technicians and workers.

Sample numbering is determined in advanced by the geologist according to a system established by the geologist in charge of exploration. The Company's marked identification tags are provided for each sample (inside bag) in such a way that it is impossible for the laboratory to know the sequence of sampling. Density of DDH drilling is normally designed to provide key geological interpretation whereas RC drilling is according to criterion for reserve calculation.

Because most of the sampling comes from DDH drilling (geological interpretation) and RC drilling (reserve calculation), utmost care is always taken to ensure proper sampling, rifling, bagging and transportation of the samples to the sample library on site or to the chemical laboratory in Ouagadougou. Samples are normally prepared in batches that match the needs of the laboratory, and proper slips are attached to each shipment. Before samples are shipped for assay, another checklist is carried out before loading and expediting.

DDH and RC drilling are known to provide reliable and good representation of the geology and mineralization parameters. All sampling taken from these surveys are systematically supervised by the Company's qualified geologists who are constantly on site while drilling is being performed and sampling is taken. Sample preparation and assaying of the contracting laboratory is controlled by formal quality control procedures which are equal or superior to industry standards.

IP geophysical surveys are carried out by Sagax Afrique and data, maps and interpreted results obtained are located with highly sophisticated GPS equipment which provides centimeter-bound accuracy. The contractor is obliged to provide deliverables that includes detailed maps on which any error would be easily detectable by visual inspection.

In general, rock types are identified by DDH drilling which is logged by the Company's geologists to provide solid interpretation of the geological setting. On a routine basis, RC drilling technicians prepare washed cuttings and fines from the drilling in small heaps at the drilling site so as to enable the geologist to log the bore hole immediately as drilling is performed. The geologist logs the hole on prepared forms, identifying mineralized sections on the basis of quartz content and geological observations.

Results of the samples assay from the laboratory are transferred to the Company in electronic format, and geologists incorporate the assay results with quality control data in the Company's databases. Interpreted mineralized intervals are defined by the Company's geologists on the basis of preliminary cut-off grades that are determined by the managing geologist on the basis of economic factors known to the mine.

Quality control procedures on sampling are systematically performed as follows:

a) Standards (samples with known gold content with precision) obtained from internationally recognized laboratories around the world are inserted in batched and are analyzed to control the quality of the results provided by the laboratory.

b) Duplicates of samples are also inserted in batches to ensure that the reproducibility of the laboratory is achieved.

c) Blank samples (samples with negligible gold content) are also inserted in batches to verify that no contamination has occurred in the laboratory procedures).

d) By year end, approximately 5% of all samples are sent for re-assay at another laboratory and results are used to verify that no biases are observed at the contract laboratory used.

Security of Analysis

Assay results from samples coming from the contracting laboratory are shipped to the Company in electronic format, and these results are incorporated in the Company's databases by the geomatics team which is responsible for data integrity. The data is checked thoroughly by the team to ensure integrity. The Company's procedures are followed when a need for re-assay of samples are needed due to data inconsistency. Any avoidable typing of data (which is prone to errors) is enforced. The data resides on a reliable computer network which provides controlled access and backup features that avoids data loss and corruption. Additional copies of the Company's databases are kept on backup tapes and in the headquarters in Montreal for added security.

Mineral Resources and Mineral Reserve Estimates

According to the review of the mineral reserves performed in 2007, using a price of gold of US$650 per ounce, the total mineral reserves of the Nyafé and Wona deposits are estimated at 9,824,400 tonnes grading 2.93 g/t Au containing 924,600 ounces of gold. These estimations of the mineral reserves represent over 8 years of mine life.

The combined mineral resources (measured and indicated) of the Nyafé and Wona were estimated at 4,875,100 tonnes of ore at a grade of 2.03 g/t Au containing 317,800 ounces of gold.

For more information, see ITEM 5 - Mineral Resource and Reserve Estimates.

Environment

Under the mining agreement with the State of Burkina Faso, the Company is obliged to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. The Company also has to set aside specified amounts for site rehabilitation. A baseline program monitors environmental parameters, including seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. The Company ensures that disturbance to the environment is minimal.

The two principal environmental concerns are the potential for the contamination of surface and groundwater resources, particularly with cyanide, and the rehabilitation of the tailing dams and waste dumps. The Company believes that these issues are currently being adequately addressed. The gold plant and the tailing dams are managed as a closed system, with water flow being strictly controlled and recycled. Spillage of contaminated process water inside the plant is contained in a concrete bounded area, from where the water is pumped back into the treatment plant process. The tailing dam is fenced and access to the area is controlled.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

Mining

The mining at the Mana Mine is of the open pit type, with benches of 2.5 meters. The ore and waste are mainly mined from four pits of approximately 80 meters to 140 meters depth. Distance from the pits to the processing plant varies from 500 m to 10 km.

Processing

The processing plant consists of a jaw crusher, followed by a cone crusher, two ball mills and by six leaching tanks using cyanide and activated carbon. The leaching process is done by putting the ore in contact with the cyanide in a solution to liberate gold from the ore before being captured by activated carbon. The residence time in the tanks is approximately 24 hours. After elution and electrolysis, the gold is recovered by fusion and poured into ingots. Gold is then securely transported to the refineries.

The plant is designed to process between 166 t/h of ore of any kind and the recovery rates are anticipated to vary from 94% for oxide ore to 71% for sulphide ore.

Capital Costs and Financing

As at December 31, 2007, the Company has invested a total of US$68,521,000 in acquisition costs (excluding the acquisition costs of the mining equipment) and in exploration and development expenses on the project, of which US$40 million was provided by Natixis as part of the US$45 million financing. Project costs have increased over the

amount budgeted in the revised 2005 feasibility study. Increased costs for construction materials and labour are currently affecting the mining industry, as well as design changes are the main reasons for the cost increase. The higher gold price environment is positively impacting the economies of the Mana gold project, compensating for the additional capital costs. The Company anticipates payback on its investment within two and a half years.

Further information with respect to the Mana Mine and mineral reserves and resources, is available in the technical report prepared in accordance with Form 43-101F1 of NI 43-101 by the Company's qualified person, Mr. Michel A. Crevier, P. Geologist. Such technical report dated March 27, 2008, titled "Technical Report on the Mineral Reserves of the Mana Mine, Burkina Faso as of December 31, 2007" is available on the SEDAR Web site at www.sedar.com.

Other strategic exploration properties

In addition to the Mana mining permit, the Company holds eight exploration permits in Burkina Faso, covering approximately 1,600km^2 along the Houndé volcano-sedimentary syncline.

AGMDC also holds the Datambi permit, in which the Company, indirectly through it subsidiaries, owns 50% of the issued and outstanding shares of AGMDC. The Datambi permit covers 155.20 km^2 and is located in north-east Burkina Faso, contiguous with the Tiawa permit along the Burkina Faso-Niger border. The permit is considered to be of strategic value to AGMDC as it could host the western continuation of the gold-bearing Samira structure.

ITEM 7 - COMPETITIVE CONDITIONS

Significant and increasing competition exists for the limited number of gold acquisition opportunities available. Competitors for acquisitions include large established mining companies with greater financial and technical resources than the Company. As a result, the Company may be unable to acquire additional attractive mining properties on terms it considers satisfactory.

Furthermore, gold is traded on world markets with benchmark prices for gold based on the London Bullion Market, which may be subject to considerable fluctuations. Gold can be easily sold on many markets throughout the world, and it is not difficult to ascertain its market price at any particular time.

ITEM 8 - SALES AND REFINING

The Company sells its gold doré to a limited number of refiners at a price based upon the London Bullion Market price in effect shortly after delivery of the doré to the refiners. Since there are several other available gold refiners, the Company is not dependent upon any particular refiner.

ITEM 9 - ECONOMIC DEPENDENCE

Everyday operations of the Company, including exploration and mining activities on its properties, require permits from various local authorities. Such activities are subject to local laws and regulations governing, exploration activities, mining activities, exports, taxation, labour standards, occupational health and safety, toxic substances, waste disposal, land use and environmental protection. Companies such as the Company that engage in the development and operation of mines and related facilities have to deal with increased costs and delays ensuing from the need to comply with applicable laws, regulations and permits.

Failure to comply with applicable legal, regulatory and permit requirements could result in proceedings being taken to obtain judicial or administrative orders compelling the Company to stop or suspend its operations until the Company complies with such applicable laws, regulations or permits. Any such enforceable order could require capital expenditures, the installation of additional equipment or the implementation of any other preventive or corrective measures. The Company could be forced to indemnify persons having suffered damages or losses resulting from its operations or ensuing from its activities. The Company could be subject to civil or criminal fines or penalties for breach of laws or regulations.

Amendments to current laws, regulations or permits applicable to the mining activities of the Company or the implementation of stricter laws or regulations could have a substantial harmful effect on the Company and could cause an increase of capital expenditures, exploration costs or production costs, or a decrease in the levels of production on

the Company's properties that are at the mining stage. Such amendments or the implementation of such laws or regulations could further cause the abandonment or delay the development of certain properties of the Company.

Finally, in order for the Company to commence or continue mining activities on its various properties, the Company must obtain all the required approvals and permits. Additional permits and studies, which may include environmental impact studies, are usually necessary prior to launching the mining phase on properties in which the Company has exploration rights. To that effect, no assurance can be provided or obtained that the Company will be able to obtain or maintain all required permits to commence the construction, development or operation of mining facilities on these properties on terms which enable operations to be conducted at economically justifiable costs.

ITEM 10 - SOCIAL AND ENVIRONMENTAL POLICIES

To the knowledge of the Company, all its operations are in compliance with all applicable environmental laws and regulations.

The Company is aware of its social and environmental responsibilities. The Company adopted a series of corporate policies addressed to the employees, officers, directors and consultants of the Company and its subsidiaries. Such corporate policies, reproduced in schedule D of the Company's Proxy Circular dated March 29, 2005 (which is available on SEDAR at www.sedar.com) include an environmental policy in which the Company reiterates its commitment to conduct its business activities in a manner that promotes sustainable development and an improvement in the social welfare of the regions in which it operates. The policy sets out the Company's commitment to limit as much as possible the impact of its activities on the natural environment and the surrounding communities.

ITEM 11 - RISK FACTORS

As a mining company, the Company faces the environmental, operational, financial and political risks inherent to the nature of its activities. These risks may affect the Company's profitability and level of operating cash flow. The Company also faces risks stemming from other factors, such as fluctuations in gold prices, petroleum prices, interest rates, exchange rates and financial market conditions in general. As a result, the securities of the Company must be considered speculative. Prospective purchasers of the common shares of the Company should give careful consideration to all of the information contained or incorporated by reference in this AIF and, in particular, the following risk factors:

FINANCIAL RISKS

Fluctuations in Gold Prices

The profitability of the Company's operations will be significantly affected by changes in the market price of gold. Gold production from mining operations and the willingness of third parties, such as central banks, to sell or lease gold affects the supply of gold. Demand for gold can be influenced by economic conditions, gold's attractiveness as an investment vehicle and the strength of the US dollar and local investment currencies. Other factors include the level of interest rates, exchange rates, inflation and political stability. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect the Company's financial performance and results of operations.

Fluctuations in Petroleum Prices

Because the Company uses petroleum fuel to power its mining equipment and to generate electrical energy to supply its mining operations, the Company's operating results and financial results may be adversely affected by rising petroleum prices.

Fluctuations in Interest Rates

As a borrower, the Company is subject to the risk of increases in interest rates. The Company has long-term debts bearing interest at LIBOR based rates.

Exchange Rate Fluctuations

The operations of the Company in West Africa are subject to currency fluctuations and such fluctuations may materially affect the financial position and results of the Company. Gold is currently sold in US dollars and although the majority of the costs of the Company are also in US dollars, certain costs are incurred in other currencies. The appreciation of non-US dollar currencies against the US dollar can increase the cost of exploration and production in US dollar terms, which could materially and adversely affect the Company's profitability, results of operations and financial condition.

Access to Capital Markets

To fund its growth, the Company is often dependent on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company's projects. To ensure the availability of capital, the Company maintains an investor relations program in order to inform all shareholders and potential investors of the Company's developments.

Use of derivates

Since 2005, the Company has focused on reducing its outstanding gold forward sales contracts. Nonetheless, the Company continues to use certain derivative products to manage the risks associated with gold price volatility and changes in interest rates. The use of derivative instruments involves certain inherent risks including: (i) the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into such transaction; (ii) the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) the risk that, in respect of certain derivative products, an adverse change in the market prices for commodities or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

When gold price rises above the price at which future production has been committed under the Company's existing forward sales contracts, the Company may not benefit fully from price increases.

OPERATIONAL RISKS

Uncertainty of Reserve and Resource Estimates

The figures for reserves and resources presented herein, and in the documents incorporated by reference, are estimates based on limited information acquired through drilling and other sampling methods. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed gold prices and operating costs. Future production could differ dramatically from reserve estimates for, among others, the following reasons:

- mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
- increases in operating mining costs and processing costs could adversely affect reserves;
- the grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of gold may be recovered from the reserves; and
- declines in the market price of gold may render the mining of some or all of the reserves uneconomic.

Any of these factors may require the Company to reduce its reserves estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair the Company's profitability. Should the market price of gold fall, the Company could be required to materially write down its investment in mining properties or delay or discontinue production or the development of new projects.

Production

No assurance can be given that the intended or expected production schedules or the estimated direct operating cash costs will be achieved in respect of the operating gold mines in which the Company has an interest. Many factors may cause delays or cost increases, including, without limitation, labour issues, disruptions in power, transportation or supplies, and mechanical failure. The revenues of the Company from the operating gold mines will depend on the extent to which expected operating costs in respect thereof are achieved. In addition, short-term operating factors,

such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Nature of Mineral Exploration and Mining

The Company's profitability is significantly affected by the Company's exploration and development programs. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a gold-bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into mines. Major expenses may be required to establish and replace reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on the Company's exploration properties will result in a profitable commercial mining operations.

The Company's operations are, and will continue to be, subject to all of the hazards and risks normally associated with exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. The Company's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company's earnings and competitive position in the future and, potentially, its financial position and results of operations.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold, revenue repatriation and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Depletion of the Company's Mineral Reserves

The Company must continually replace mining reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits. There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals is highly speculative in nature and the projects involve many risks. Many projects are unsuccessful and there are no assurances that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral reserves, open new pits and construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and availability of financing. In addition, assuming discovery of an economic mine or pit, depending on the type of mining operation involved, many years may elapse before commercial operations are commenced. Accordingly, there can be no assurances that the Company's current programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Dependence on Key Personnel

The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on its operations. The Company currently does not have key person insurance on these individuals. Furthermore, the Company faces competition for qualified personnel and there can be no assurances that the Company will be able to attract and retain such personnel.

Licenses and Permits

The Company requires licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations in respect of its properties and that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to

obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Competition

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and the acquisition of attractive mineral properties. The Company's ability to acquire royalties or properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

Cash Costs of Gold Production

The Company's cash operating costs to produce an ounce of gold are dependent on a number of factors, including the grade of reserves, fuel costs, recovery and plant throughput. In the future, the actual performance of the Company may differ from the estimated performance. As these factors are beyond the Company's control, there can be no assurance that the cash operating costs of the Company's operations will continue at historical levels.

Title Matters

While the Company has no reason to believe that the existence and extent of any mining property in which it has a participating interest is in doubt, title to mining properties is subject to potential claims by third parties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes and carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are not held by the Company.

Outside Contractor and Construction Risk

A significant portion of the Company's operations in Niger and construction in Burkina Faso will continue to be conducted by outside contractors. As a result, the Company's operations at those sites will be subject to a number of risks, some of which will be outside the Company's control, including:

- negotiating agreements with contractors on acceptable terms;
- the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;
- reduced control over those aspects of construction and operations which are the responsibility of the contractor;
- failure of a contractor to perform under its agreement with the Company;
- interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;
- failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and
- problems of a contractor with managing its workforce, labour unrest or other employment issues.

In addition, the Company may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on the Company's business, results of operations and financial condition.

Safety and Other Hazards

The mining industry is characterized by significant safety risks. To minimize these risks, the Company provides training and awareness programs to its employees to continuously improve work practices and the work environment.

Political Risk

The Company believes that governments in Niger, Burkina Faso and Guinea support the development of their natural resources by foreign companies. However, there is no assurance that future political and economic conditions in these and other countries in which the Company has exploration properties will not result in their governments adopting

different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital. The possibility that a future government in any of these countries may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out.

Environmental Risks and Hazards

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Environmental hazards which are unknown to the Company at present and which have been caused by previous or existing owners or operations of the properties may exist on the Company's properties. Failure to comply with applicable environmental laws and regulations may result in enforcement actions thereunder and may include corrective measures that require capital expenditures or remedial actions. There is no assurance that future changes in environmental laws and regulations and permits governing operations and activities of mining companies, if any, will not materially adversely affect the Company's operations or result in substantial costs and liabilities to the Company in the future.

Production at the Company's mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, the Company may become subject to liability for clean up work that may not be insured. While all steps will be taken to prevent discharges of pollutants into ground water and the environment, the Company may become subject to liability for hazards that it may not be insured against.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. Semafo has in the past been, currently is and may in the future be, involved in various legal proceedings. While the Company believes it is unlikely that the final outcome of these legal proceedings will have a material adverse effect on the financial position or results of operations, defence costs will be incurred, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on the Company's future cash flow, results of operations or financial condition.

RISKS ASSOCIATED WITH SECURITIES OF THE COMPANY

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies have experienced wide fluctuations in price which would have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuation in price will not occur.

Financing

The Company may require additional funds to fund further exploration, development and production activities, or to take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend in part upon obtaining appropriate consents from its lenders, prevailing capital market conditions, as well as the business success of the Company. If the Company raises additional funding by issuing additional equity securities, such financing may dilute the ownership of the Company's shareholders including purchasers of the common shares.

ITEM 12 - DIVIDENDS

The Company has not paid any dividends on its common shares during the past five years. Any decision to pay dividends on its shares in the future will be dependent upon obtaining any required consents from its lenders, the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate in the circumstances.

ITEM 13 - MARKET FOR SECURITIES

The common shares of the Company are listed on The Toronto Stock Exchange under the symbol "SMF".

The following table shows, for the common shares of the Company, the price ranges and volume traded during the 2007 financial year.

Date	High	Low	Volume
January	1.980	1.600	6,703,983
February	2.500	1.820	20,901,261
March	2.350	1.740	39,522,665
April	2.330	1.820	17,156,466
May	2.090	1.490	8,962,988
June	1.700	1.210	11,486,020
July	1.930	1.440	12,272,210
August	1.800	1.180	7,997,826
September	1.770	1.420	6,997,869
October	1.720	1.190	22,002,860
November	1.300	0.870	20,645,211
December	1.030	0.730	17,781,272

ITEM 14 - DIRECTORS AND EXECUTIVE OFFICERS

The board of directors is currently comprised of six (6) directors who are elected annually at each annual meeting of shareholders to hold office for one (1) year or until his successor is elected or appointed, unless he resigns or his office becomes vacant by death or otherwise. All of the Directors will stand for re-election at the next annual meeting of shareholders.

The following table sets forth, as at December 31, 2007, for each Director and Executive Officer, his name, place of residence, his principal occupation during the past 5 years as well as the date of his election or nomination as Director or Executive Officer of the Company. The Directors and Executive Officers have provided their respective information.

Name and place of residence	Position with the Company	Principal Occupation during the past 5 years
Jean Lamarre[1] Outremont (Québec) Canada	Chairman and Director since 1997	President, 2856166 Canada Inc., doing business under the name Lamarre Consultants (a company representing national and international companies in their efforts to establish or expand their business in Québec)
Benoit La Salle[2] Outremont (Québec) Canada	Director since 1993 President since 1995 Chief Executive Officer since 1996	President and Chief Executive Officer, Semafo inc.
John LeBoutillier, C.M.[3] Montreal (Québec) Canada	Director since 2006	Chairman, Industrial Alliance, Insurance and Financial Services Inc. (insurance and financial services) since May 2005. Prior to that, he held and currently holds the position of president of Mazarin Inc. and Asbestos Corporation Limited. Up until January 2004, he acted as chairman of Intellium Technologies Inc.
Jean-Pierre Lefebvre[4] Town of Mount Royal (Québec) Canada	Director since 1998	President, Lefebvre Daigneault Hamelin inc. (financial consultants)
Gilles Masson[5] Laval (Québec) Canada	Director since 2006	Director of companies Worked for 36 years for the firm PricewaterhouseCoopers LLP, Charted Accounts, including 25 years as a partner.
Bryan A. Coates[6] Candiac (Québec) Canada	Director since 2007	Vice President Finance, Osisko Exploration Ltee since May 2007. Prior to that, he held the position of Vice President, Finance and Chief Financial Officer of Cambior Inc., acquired by IAMGOLD Corporation in November 2006. Mr. Coates assumed the position of Senior Vice President and Chief Financial Officer of IAMGOLD Corporation from November 2006 to February 2007.
Benoit Desormeaux Longueuil (Québec) Canada	Chief Operating Officer since June 2004 Executive Vice President since May 2006	Formerly Corporate Treasurer, Director of Administration and Finances and Chief Financial Officer of the Company
Martin Milette La Prairie (Québec) Canada	Chief Financial Officer since May 2006	Formerly Senior Manager, PricewaterhouseCoopers LLP

[1] Member of the Audit Committee and the Human Resources and Corporate Governance Committee
[2] Mr. La Salle was a director of BridgePoint International Inc. from 1996 to 2003. In the course of an important reorganization following the liquidation of the assets of its subsidiaries, BridgePoint International Inc. was subject to a cease trade order in December 2002 as a consequence of its default in filing its audited annual financial statements for the financial year ended June 30, 2002. As at April 1, 2003, all cease trade orders issued by the concerned securities authorities had been revoked.
[3] Mr. LeBoutillier was a director of McWatters Mining Inc. which, in January 2004, filed a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act and was the subject of a cease trade order. Mr. LeBoutillier is also a member of the Human Resources and Corporate Governance Committee.
[4] Chairman of the Human Resources and Corporate Governance Committee
[5] Chairman of the Audit Committee
[6] Member of the Audit Committee

The percentage of voting securities of the Company (common shares of the Company) or of any of its subsidiaries beneficially owned or controlled or directed, directly or indirectly, by all Directors and Executive Officers of the Company as a group, is 0.68% as at March 28, 2008.

ITEM 15 - EMPLOYEES

At the end of its last financial year, the Company, directly or through its subsidiaries, employed approximately 1,200 employees in total at its head office in Saint-Laurent, Quebec and at the exploration and mine sites of the subsidiaries of the Company in Guinea, Niger and Burkina Faso.

ITEM 16 - INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company, no person that beneficially owns or controls or directs, directly or indirectly, more than ten percent (10%) of any class or series of outstanding voting securities of the Company, and no associate or affiliate of any such persons, has a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company or one of its subsidiaries.

Until December 21, 2005, Managem was the beneficial owner of more than ten percent (10%) of the common shares of the Company. At that date, Managem sold 40,000,000 of such shares to third parties, therefore no longer having an "interest in material transactions" of the Company within the meaning of Form 51-102F2 – *Annual Information Form* of National Instrument 51-102 – *Continuous Disclosure Obligations.* Managem had also been the manager of mining activities at the Kiniero Mine and Samira Hill Mine. Immediately following the closing of the transaction of December 21, 2005, Managem duly assigned, in favour of the Company, all of its rights and obligations under the operator agreements between Managem and the subsidiaries of the Company that own the projects.

The mandate of the Human Resources and Corporate Governance Committee of the Company states that such committee shall review all agreements, contracts and undertakings between the Company or any of its subsidiaries, and any affiliated entity (as defined in Multilateral Instrument *52-110 - Audit Committees*) of the Company or of the concerned subsidiary. The financial terms and other conditions governing such agreements, contracts and undertakings, are then duly reviewed, the Board of Directors ensuring, amongst others, through its Human Resources and Corporate Governance Committee, that the consideration paid or received for these agreements, contracts and undertakings is at least as favourable to the Company as if they had been negotiated at arm's length.

ITEM 17 - MATERIAL CONTRACTS

With the exception of the Underwriting Agreement in connection with the November 2007 offering - See "*General Development of the Business – Three Year History – 2007*", there are no other agreements, other than the agreements executed in the ordinary course of the Company's business, which is material to the Company and which was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect.

ITEM 18 - INTERESTS OF EXPERTS

The names of the experts in connection with this AIF, either directly or in a document incorporated by reference herein, are BBA, Micon, Geostat Systems International Inc. ("**Geostat**") and Mr. Michel A. Crevier.

Certain disclosure with respect to the bankable feasibility study of the Mana Mine located in Burkina Faso contained in this AIF is derived from a report prepared jointly by BBA and Micon in July 2005. As at July 24, 2005, each of BBA and Micon beneficially owned, directly or indirectly, less than 1% of the Company's outstanding common shares. In 2005 and thereafter, neither BBA nor Micon received any direct or indirect interest in any securities or other property of the Company.

Certain disclosure with respect to mineral resources and mineral reserves of the Samira Hill and the Mana Mines contained in this AIF is derived from technical reports prepared by Mr. Michel A. Crevier, the Company's Qualified Person and Geology Expert dated March 27, 2008. As at March 27, 2008, Mr. Crevier beneficially owned, directly or indirectly, less than 1% of the Company's outstanding common shares. After that date, Mr. Crevier did not receive any direct or indirect interest in any securities or other property of the Company.

Certain disclosure with respect to the mineral resources and mineral reserves of the Kiniero Mine contained in this AIF is derived from a technical report prepared by Geostat, dated March 26, 2008. As at March 26, 2008, Geostat beneficially owned, directly or indirectly, less than 1% of the Company's outstanding common shares. After that date, Geostat did not receive any direct or indirect interest in any securities or other property of the Company.

ITEM 19 - AUDIT COMMITTEE INFORMATION

The following information is provided in accordance with Form 52-110F1 – *Audit Committee Information Required in an Annual Information Form* ("**Form 52-110F1**") of Multilateral Instrument 52-110 - *Audit Committees* ("**MI 52-110**") adopted by the Canadian Securities Authorities.

Charter and Composition of the Audit Committee

The mandate of the Company's Audit Committee appears in Schedule B of this AIF. The current members of the Audit Committee are Mr. Gilles Masson (Chairman of the Committee), Mr. Bryan A. Coates and Mr. Jean Lamarre.

Each member of the Audit Committee is independent, as such expression is defined in sections 1.4 and 1.5 of MI 52-110. Although Mr. Masson was a partner of the Company's external auditors, PricewaterhouseCoopers LLP up until his retirement on December 31, 2005, the Board of Directors considers him an independent director because he ceased to act in connection with the audit of the Company on March 25, 2004, which is the date of the audit report of the Company's consolidated financial statements for the 2003 financial year.

Each member of the Audit Committee is also financially literate, which means that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. As demonstrated hereinafter, all the members of the Committee have an education and experience which are relevant to their responsibilities.

Mr. Jean Lamarre earned a bachelor degree in business administration. He has been on the Board of Directors of the Company since 1997. From May 1997 to May 2007, he has acted as Chairman of the Company's Audit Committee. From 1977 to 1992, Mr. Lamarre held various positions of significant responsibility with Groupe Lavalin Inc., including Vice President, Finance. From 1992 to 1995, he was the Vice President of Groupe Canam Manac. Since 1995, he has been the President of 2856166 Canada Inc., doing business under the name Lamarre Consultants, a company representing national and international companies in their efforts to establish or expand their business in Quebec. Mr. Lamarre also sits on the Board of Directors of several public companies, including Pebercan Inc. (symbol: TSX-PBC) and Medical Intelligence Technologies Inc. (symbol: TSX Venture-MIZ).

For the seven years during which he held the position of Vice President, Finance of Groupe Lavalin Inc., Mr. Lamarre was responsible for the accounting department and supervised the preparation of the quarterly and annual financial statements of the company and its subsidiaries with sales exceeding $1,000,000,000. Mr. Lamarre not only understands the accounting principles used by the Company to prepare its financial statements (including the accounting principles in connection with its accounting for estimates, accruals and reserves), but also has experience in actively supervising individuals who prepare financial statements presenting complex accounting issues. In addition, as Chairman of the Company's Audit Committee for nearly ten years and as director of several other public companies, Mr. Lamarre has an understanding of internal controls and procedures for financial reporting.

Mr. Gilles Masson was appointed to the Board of Directors and to the Audit Committee of the Company in January 2006. In May 2007, he was appointed Chairman of the Audit Committee. Mr. Masson is a member of the *Ordre des comptables agréés du Québec* and he is a member of the Institute of Corporate Directors. He worked for 36 years for the firm PricewaterhouseCoopers LLP, Chartered Accountants, including 25 years as a partner. His clientele included, amongst others, large national and international companies doing business in the mining sector. He retired on December 31, 2005. Since then, he has been acting as member of the Board of Directors of one other public company and a private company.

During his career, Mr. Masson gained a great deal of experience in auditing public companies operating in the mining, manufacturing and distribution sectors. He understands Canadian and US generally accepted accounting principles (GAAP) and generally accepted auditing standards (GAAS), as well as regulations for presenting financial information for public companies listed in Canada and the United States. He further developed a relevant experience in dealing with audit committee requirements, including recent changes brought by new regulations. Mr. Masson understands the accounting principles used by the Company to prepare its financial statements and the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves.

Mr. Bryan A. Coates was appointed to the Board of Directors and to the Audit Committee of the Company on May 10, 2007. Mr. Coates has more than 20 years of experience within the mining industry and has held positions in operations, in senior management and as chief financial officer of intermediate publicly listed gold producers. From July 2001 to November 2006, Mr. Coates held the position of Vice President, Finance and Chief Financial Officer of Cambior Inc., acquired by IAMGOLD Corporation in November 2006. Mr. Coates assumed the position of Senior Vice President and Chief Financial Officer of IAMGOLD Corporation from November 2006 to February 2007. Since May 2007, he has acted as Vice President, Finance and Chief Financial Officer of Osisko Exploration Ltée. Mr. Coates received an Honours Bachelor of Commerce degree from Laurentian University in Sudbury, Ontario and is a member of the Institute of Chartered Accountants of Ontario.

The members of the Company's Audit Committee have provided the information disclosed hereinabove.

Reliance on Certain Exemptions

The Company confirms that it has not relied on any exemptions identified in section 4 or 5 of Form 52-110F1 during its most recently completed financial year. The Company further confirms that it has not relied on section 3.8 of Regulation 52-110 during its most recently completed financial year.

External Auditor Service Fees

	Year Ended December 31	
	2007	**2006**
Audit Fees[1]	$136,000	$198,000
Audit-Related Fees[2]	$17,000	$2,000
All Other Fees[3]	$87,000	$203,000

[1] Corresponds to the aggregate fees billed by the Company's external auditor for audit services provided to the Company.
[2] Corresponds to the aggregate fees billed by the Company's external auditor for assurance and related services provided to the Company that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under item "Audit Fees".
[3] Corresponds (i) for the financial year 2007, fees incurred in connection with translation work and consents and comfort letters for the Company's prospectus filling and (ii) for the financial year 2006, fees incurred in connection with consents and comfort letters for the Company's prospectus fillings as well as fees incurred in its compliance with MI 52-109.

ITEM 20 - TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Computershare Trust Company of Canada, 1500 University Street, 7th Floor, Montreal, Quebec, H3B 3S8. The Company's registers of transfers are located at the foregoing address.

ITEM 21 - ADMINISTRATIVE OFFICES

Listed below are the addresses of the head offices of the Company and its subsidiaries.

CANADA

Semafo inc.
Semafo Énergie inc. / Semafo Energy Inc.

750, Marcel-Laurin Boulevard
Suite 375
Saint-Laurent (Quebec) H4M 2M4
Telephone: (514) 744-4408
Fax: (514) 744-2291
Email: info@semafo.com
Web Site: www.semafo.com

BARBADOS

Semafo (Barbados) Limited
African GeoMin Mining Development Corporation Ltd.

The Gables
Haggatt Hall
St-Michael, Barbados, West Indies

GUINEA

Semafo Guinée S.A.
Les Minéraux SVG S.A.
Kossaken Minéral S.A.

Boulevard du commerce
ETI Building
PO Box 2073
Conakry, Guinea
Tel. (011) 224.43.52.41
Email: info@semafoguinee.com

NIGER

Société des Mines du Liptako (SML) S.A.

Boulevard Mali Béro
169 Street IB 73
PO Box 12 470
Niamey, Niger
Tel.: (011) 227.20.75.30.32
Fax: (011) 227.20.75.30.40
Email: info@smlniger.com

BURKINA FASO

Mana Minéral S.A.
Semafo Burkina Faso S.A.

Sector 13, Babanguida Avenue
Benda Street, Door # 211
01 PO Box 390
Ouagadougou 01, Burkina Faso
Tel. (011) 226.50.36.95.92
Fax: (011) 226.50.36.95.87
Email: info@semafobf.com

ITEM 22 - ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the Company's most recent management information circular.

Additional financial information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2007 and the corresponding management's discussion and analysis included in the Company's 2007 Annual Report.

SCHEDULE A - GLOSSARY OF TERMS

The following glossary gives the meaning of certain technical terms used in this AIF.

"andesite" .... Eruptive rock, black or grey coloured, often containing vacuoles, characteristic of calco-alkaline series.

"anticline" .... Arch-shaped fold in geological strata.

"Archaean" .... The oldest division of the Precambrian era, spanning the period 4,600 to 2,500 million years before the present.

"arsenopyrite" .... Sulphidic mineral usually formed in veins at high temperature, but also through contact metamorphism. Silver white colour on crystal faces and steel gray on fresh breaks. Same as mispickel.

"Birimian" .... In West Africa, the name given to rocks assigned to the lower part of the Proterozoic division of the Precambrian period of geological time, which succeeds the Archaean division of the Precambrian.

"BLEG" .... Bulk Leach Extractable Gold technique. Very sensitive analytical method for gold whereby all the gold contained within a 1-2 kilogram geochemical survey sample is extracted by cyanide leaching. A very low detection limit may be achieved: the quoted limit of the method is 0.5 part per billion of gold. The gold content of stream sediments diminishes downstream of the source, so the greater the sensitivity of the assay method used, the more widely the samples may be spaced. BLEG sampling therefore cuts down on the number of samples required to test a given area and effectively increases the survey efficiency.

"boudinage" .... Process of stretching, by tectonic movement, of competent geological units enveloped by less competent material, causing their separation into strings of sausage-shaped remnants called "boudins".

"carbon-in-leach" .... Metallurgical process of gold extraction. Involves the osmotic use of activated carbon particles during the leaching phase to absorb gold.

"cuirasse" .... Hard layer of detrital superficial sediments, strongly cemented by iron oxides, which may occur at or just beneath the surface. Also known as "iron pan".

"diamond drilling" or **"DDH"** .... Drilling method by which a solid core is extracted from depth, for examination on the surface. A diamond drill bit composed of industrial diamonds set into a soft metallic matrix is mounted onto a drill stem, which is connected to a rotary drill. Water is injected into the drill pipe, so as to wash out the rock cuttings produced by the bit. The motor-driven drill, by rotary action (and washing) causes a core to be extracted inside the barrel and taken to the surface..

"extensive lateritic plateau" .... Elevated, flat-lying zone of lateritic (iron-rich) soil, often capped by cuirasse, which covers a considerable area.

"felsic"... Descriptive term for light-coloured rocks containing a predominance of feldspar and silica, or the light-coloured silicate minerals themselves.

"gabbro".. Plutonic magmatic rock, usually coarse grained and dark green. Intrusive equivalent of basalt.

"geochemical surveys" .... Mineral deposits may be located by identifying wide zones of unusual concentrations of metals, which are dispersed around concealed ore bodies in the surrounding environment. "Soil geochemical surveys" take samples of soils on regular grids or on traverses in geologically favourable terrains to test for unusual concentrations of the metal sought or for other metals, which may be associated with that metal. "stream sediment surveys" collect samples of active sediment from streams and use highly sensitive chemical analysis to detect anomalous concentrations of the metals, which will increase in level upstream towards the source. "Lithogeochemical surveys" test rock samples for unusual concentrations of metals or alteration products, which indicate proximity to an ore body.

"geophysical surveys" .... Mineral deposits may be located by the effect their presence has on the physical properties of their host rocks. One of the most common techniques used is the electromagnetic method, which measures the response of the earth to electromagnetic radiation; if an ore body is present it may produce a detectable zone of high conductivity. Other electrical methods may measure the resistance of the earth; a low resistively may indicate a conductive ore body. The induced polarisation method puts pulses of electrical current into the ground and measures the decay of the current as the transmitter is turned off. This gives a direct measure of the amount of polarisable material in the ground, which will increase if disseminated metallic mineralization is present. The magnetic method measures anomalous increases in the Earth's magnetic field, which may be attributable to concentrations of magnetic minerals.

"granitoid" .... Coarse-grained, crystalline, silica-rich acid rock with granitic texture, of indeterminate origin.

"graphitic" .... Contains graphite or carbon.

"hematitic" .... Red iron coloured effect of transformation of iron-bearing silicates, usual in sub-tropical environment.

"indicated mineral resources"...... "Indicated mineral resources" are that part of mineral resources for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as indicated mineral resources by a qualified person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. A qualified person must recognize the importance of the indicated mineral resources category to the advancement of the feasibility of the project. An indicated mineral resources estimate is of sufficient quality to support a preliminary feasibility study which can serve as the basis for major development decisions.

"induced polarisation" .... Geophysical survey technique whereby pulses of electrical current are induced in the ground via electrodes, and the decay of the current is measured between pulses. This may indicate the presence of disseminated sulphide mineralization.

"inferred mineral resources" .... "Inferred mineral resources" are that part of mineral resources for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty of inferred mineral resources, it cannot be assumed that all or any part of inferred mineral resources will be upgraded to indicated or measured mineral resources as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred mineral resources must be excluded from estimates forming the basis of feasibility or other economic studies.

"interbedded" .... Alternating layers of different geological beds or units.

"isoclinal folding" .... Folding of geological strata so that adjacent limbs of the fold are parallel. Hence deformed strata with parallel limbs are said to be "isoclinally folded".

"kaolinisation" .... Process of alteration of felsic minerals and rock to kaolin clay.

"lateritic" .... Descriptive term for residual, oxidized deposits formed in tropical and subtropical terrains by the weathering action of the alternation wet and dry seasons.

"lithogeochemical" .... Descriptive of detailed chemical analysis of rocks to determine their metallic content or degree of alteration usually used for mineral exploration.

"lithology" .... Term referring to the visual characteristics of a rock type, rather than to its microscopic or chemical features, generally applied to outcrop or hand-specimen samples.

"measured mineral resources"..... "Measured mineral resources" are that part of mineral resources for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as measured mineral resources by a qualified person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

"metasedimentary" .... Metamorphic rocks with recognizable original sedimentary origins.

"metavolcanic rocks" .... Metamorphic rocks having recognizable volcanic origins. Synonymous with "metavolcanics".

"mineral reserves" .... Mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves. Probable mineral reserves have a lower level of confidence than proven mineral reserves.

Mineral reserves are the economically mineable part of measured or indicated mineral resources demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. Mineral reserves include diluting materials and allowances for losses that may occur when the material is mined.

Mineral reserves are this part of mineral resources which, after the application of all mining factors, results in an estimated tonnage and grade which, in the opinion of a qualified person making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term "mineral reserves" does not necessarily mean that extraction facilities are in place or operative or that all governmental approvals have been received. It does mean that there are reasonable expectations of such approvals.

"mineral resources" .... Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories. Inferred mineral resources have a lower level of confidence than that applied to indicated mineral resources. Indicated mineral resources have a higher level of confidence than inferred mineral resources, but have a lower level of confidence than measured mineral resources.

Mineral resources are a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of mineral resources are known, estimated or interpreted from specific geological evidence and knowledge.

The term "mineral resources" covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The expression "reasonable prospects for economic extraction" implies a judgement by a qualified person with respect to the technical and economic factors likely to influence the prospect of economic extraction. Mineral resources are an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

"mylonite" .... Very fine grained rock in which individual crystals may be fractured, formed in zones of intense shearing.

"Niandan formation" .... Local subdivision of the Birimian in the vicinity of the Jean Gobelé property in Guinea; refers to certain rock types occurring along the Niandan River.

"peridotite" .... Coarse grained magmatic rock, mainly composed of olivine and frequently altered to serpentine.

"phyllitic" .... Cleaved metamorphic rock intermediate between slate and schist.

"pluton" .... Intrusive body of magmatic rocks formed at depth into the earth crust, in large massive lensoid or ovoid shape.

"probable mineral reserves"......... "Probable mineral reserves" are the economically mineable part of indicated, and in some circumstances, measured mineral resources demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"property" .... Descriptive term for interests in a permit to exploit or prospect for mineral resources on a given area.

"proven mineral reserves"............ "Proven mineral reserves" are the economically mineable part of measured mineral resources demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Application of the proven mineral reserves category implies that a qualified person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

"pyroxenite" .... Dark plutonic or metamorphic rock, composed of pyroxenes.

"qualified person".......................... An individual who is an engineer or geoscientist, with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project and technical report, and is a member in good standing of a professional association, as defined in National Instrument 43-101.

"radiometrics" .... Measurement of natural radioactivity emitted by minerals.

"reserve" or **"ore"** .... Natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

"reverse circulation" or "RC" .... Drilling method whereby the rock is broken into chips using a rotary method of penetration. A double-walled drill pipe is used and compressed air is forced down the space between the two pipes to the drill bit. The drilled chips are flushed back up to the surface through the centre tube of the drill pipe.

"rotary air blast" or **"RAB"** .... Drilling method whereby the rock is broken into chips using rotary and percussion methods of penetration and where the rock chips are continually flushed up the hole using air.

"saprolitic" .... Rocks which have been deeply weathered in a tropical to sub-tropical environment, but which retain recognizable internal structure.

"schistose" .... Metamorphosed rocks of recognizable sedimentary origins, which have a finely banded, fissile appearance.

"shear" .... Dislocation by lateral slip of one part of a body relative to another, often occurring on a regional scale. A fracture in rock similar to a fault.

"silica" .... Silicon dioxide.

"silicification" .... Total or partial replacement of rocks or fossils by silica (such as quartz or chalcedony).

"stream sediment sampling"	Exploration technique where a small sample of active stream sediment is collected and sieved and a subsample is analyzed, usually chemically, for certain metals.
"strike"	Course or bearing of a bed or layer of rock.
"sulphide"	Mineral compound of sulphur and a metal.
"tectonic"	Pertaining to rock structures in topographic features resulting from deformation of the Earth's crust.
"testwork"	Small-scale practical examination of processes, which may ultimately be used on a larger scale.
"tholeitic"	Applied to a basaltic lava usually found as large continental flows, or as actual oceanic floors and island arcs.
"tuff"	Consolidated fine-grained igneous debris, originally ejected during volcanic activity.
"ultramafic"	Basic igneous rocks with a very high proportion of ferromagnesian minerals.
"vein"	Occurrence of ore with a regular development in length, width and depth.

SCHEDULE B – MANDATE OF THE AUDIT COMMITTEE

1. Duties

It is the role of the auditing committee (the "Committee") of Semafo inc. (the "Company") to create the framework (policies, guidelines, statements of accountability, etc.) with a view to establishing and passing on to all levels of the Company, its expectations for the quality and quantity of the financial information it wishes to receive and possibly release to the public.

The Chief Executive Officer and the Chief Financial Officer determine the internal systems, procedures and controls required to meet the Committee's expectations, and they are accountable for them to the Committee.

The Committee analyzes the risks faced by the Company and determines whether the measures adopted by management to decrease these risks are adequate.

It supports the Company's Board of Directors (the "Board") in meeting its commitments to the shareholders, the financial community and other interested parties and, to this end:

- It ensures the reliability and integrity of the Company's financial statements and financial information or other information released by the Company
- It supervises the management of the internal accounting and control systems
- If necessary, it hires independent engineers to evaluate the reserves, receives their reports and ensures that they are reliable, and
- It reviews any public announcement containing information about the reserves, prior to publication.

The Committee fosters frank and open dialogue with the external auditors, management, and the Company's accounting personnel.

The Committee is empowered to study any issue brought to its attention, and make recommendations. In fulfilling this mandate, the Committee may request and obtain access to any documents related to Company operations, whether these are in the possession of the Company itself, one of its branches, or a person related to the Company.

At its discretion, the Committee may have recourse to the services of outside consultants.

2. Auditing

The Committee's mission is to supervise the Company's accounting and disclosure procedures and report on its activities to the Board.

The Committee does not have the mandate of planning or conducting a financial audit, nor is it responsible for determining whether the financial statements are complete and fully reflect the Company's situation or whether accounting principles generally accepted in Canada have actually been applied. In these respects, after having carried out the verifications dictated by the circumstances, and having ensured the existence of adequate internal controls, the Committee relies on the accounting and financial expertise of the Chief Financial Officer and the Chief Executive Officer, who are responsible for the integrity of the information submitted to the Committee.

The external auditors are responsible for auditing the Company's accounts. They report on their findings directly to the Committee.

And, more particularly,

Financial Statements, Notes, Management's Discussion and Analysis and Press Releases

Prior to publication, the Committee reviews the interim consolidated financial statements, the audited consolidated year-end financial statements, the financial statements prepared for any one of the Company's branches and those prepared for submission to regulatory bodies. The Committee makes all amendments it sees fit to these financial statements, to make them easily comprehensible to the shareholders and other interested parties. Where necessary, it recommends that the Board approve these financial statements.

Prior to publication, the Committee also reviews the notes to the financial statements and all management reports accompanying the financial statements released to the shareholders and/or regulatory bodies, as well as the management's discussion and analysis and press releases issued at the time the financial statements and the related notes and comments are released. The Committee makes all amendments it sees fit to these documents, to make them easily comprehensible to the shareholders and other interested parties. Where necessary, it recommends that the Board approve these documents.

External Auditors

Every year, the Committee questions the appropriateness of calling for tenders, for the following financial year, from other external auditing firms or of renewing the mandate of the incumbent external auditors. After verifying the qualifications of the incumbent or potential external auditors, the Committee recommends to the Board which external auditors should be appointed to write and issue an auditor's report or provide other auditing, review engagement or certification services to the Company, when required. It also provides recommendations to the Board as to the remuneration the external auditors are to receive for their services.

The Committee gives prior approval to all services unrelated to auditing to be provided by the external auditors to the Company or its branches.

The Committee reviews the mandate of the external auditors on an annual basis and identifies the Committee's specific expectations of them. It receives the auditor's report, accompanied by management comments.

And, more particularly, every year:

- The Committee meets with the external auditors before they commence their investigation and, at this meeting, reviews and approves the scope and scale of the auditing plan, as well as the fees to be received by the auditors for the fulfillment of their mandate.

  At this time, the Committee analyzes the external auditors' statement of independence, reviews services unrelated to auditing which are provided by the external auditors and determines whether or not the nature and scope of these services might interfere with the independence of the external auditors.

- The Committee also meets with the external auditors at the Committee meeting scheduled to review the audited consolidated year-end financial statements and, at this meeting, receives the post-audit report, which will address, in particular:

  - The acceptability and quality of the Company's accounting principles

  - The quality of the internal accounting systems and controls established by management to ensure the integrity of the accounting and financial information

  - The recommendations made by the external auditors to management regarding the internal accounting systems and controls and management's reply

  - Management of the steps taken to decrease the risks faced by the Company when, in the opinion of the external auditors, certain factors may well have a substantial impact on Company earnings.

At the above-mentioned meetings, the Committee meets with the external auditors, in the absence of any members of management or related directors. In fact, the Committee has direct access to the external auditors and to Company management and holds private informal discussions with each party, when it considers this appropriate to the fulfillment of its mandate.

Similarly, Company financial executives and managers and the external auditors may, where necessary, ask to meet with Committee members, to review with them all transactions, procedures or other matters which, in their opinion, fall within the Committee's mandate.

The Committee remains directly responsible for supervising the investigation of the external auditors who have been hired, including for the resolution of disagreements about financial information between management and the external auditors.

Other Resources

The Committee has the power to hire the resources required for the fulfilment of its mandate.

3. Conflicts of Interest

The Committee reviews, on an annual basis, or more frequently if necessary:

- Any situation of which it is aware, which may give rise to a conflict of interest and, more particularly, it approves the financial conditions applicable to contracts with persons or companies related to or affiliated with the Company, in order to ensure that these contracts are at least as advantageous to the Company as if they had been negotiated at a distance. However, the Committee is excused from reviewing agreements or commitments, contracts or other documents between the Company and/or one of its branches, on the one hand, and Managem S.A., on the other hand, as this responsibility is expressly entrusted to the Company's human resources and corporate governance committee;

- Any possible breach of contract brought to its attention, which may have an impact on the financial statements.

4. Policies and Procedures

The Committee ensures that adequate procedures exist to review the financial information distributed to the public by the Company, which originates in or is derived from its financial statements (apart from the information covered by the aforementioned paragraph 2.1) and it evaluates the adequacy of these procedures every year.

The Committee must establish a procedure for the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls or auditing matters.

The Committee must also establish a procedure for the confidential and anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Committee must review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

5. Environment

The Committee is responsible for supervising the implementation of the environmental policy approved by the Board, and, to this end:

- It ensures that an environmental plan of action is prepared for each of the Company's mining sites

- Every quarter, it reviews the reports prepared by the Chief Operating Officer regarding the implementation of this plan by each of the Company's mining sites

- It determines how often environmental audits will be conducted and approves their scope

- It receives the reports on the environmental audits and ensures that the required procedures are established to carry out any recommendations in these reports.

6. Composition

The Committee is composed of at least three (3) Company directors appointed by the Board for a mandate of one year or for any other period set by the Board.

Committee members are independent directors, as defined by section 1.4 of *Regulation 52-110 respecting Audit Committees* issued by the Canadian Securities Authorities. All Committee members must be financially literate.

For the purposes hereof, being "financially literate" means to have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

7. Chairman

The Committee Chairman is appointed by the Board. In the event of his or her absence or inability to attend, or in case this office is vacant, the committee members choose a chairman.

The Committee Chairman:

- Chairs all Committee meetings
- Coordinates the fulfillment of this present mandate by the Committee
- Develops the Committee's annual work plan, jointly with Company management
- Reports on Committee activities to the Board.

The Committee Chairman may vote on any matter which requires a vote.

8. Meetings

The Committee meets at least four times a year at locations, dates and times it determines. If necessary, the meetings may take the form of a teleconference.

The Committee Chairman may demand that a meeting be held at any time.

9. Organization

The Company secretary acts as Committee secretary.

Before each Committee meeting, the secretary distributes the agenda and the information required for discussion and decision-making purposes. The secretary records the minutes of each Committee meeting in a register kept for this purpose.

10. Quorum and Decisions

The Committee quorum is the majority of Committee members.

Subject to the quorum being reached, the Committee makes its decisions by a majority of the votes of attending members.

11. Report

The Committee reports to the Board. The minutes of a Committee meeting suffice by way of report.

GUIDELINES

1. Reviews the annual financial statements

Obtains an assurance from the Chief Financial Officer with regard to:

- The reliability and integrity of the financial information used to prepare the financial statements and, more specifically, the declared earnings
- Compliance with requirements imposed on the Company and with industry standards when the financial statements were prepared
- Changes made to the accounting principles or their application, which might have a serious impact on the financial statements
- Compliance with all loan agreements and trust deeds, as the case may be, and the related financial disclosure
- Controversial accounting policies or accounting policies affecting a new field for which no guidelines yet exist
- The fulfillment of all obligations for which the directors are personally responsible (including tax remittances to the government)
- The establishment and reliability of the internal control systems.

Obtains an assurance from the Chief Operating Officer with regard to:

- Compliance by employees reporting to him or her with the laws and regulations of the countries concerned
- Compliance by employees reporting to him or her with the code of ethics approved by the Board
- Observance by the operating managers and the employees they supervise with the environmental policy approved by the Board
- The reliability and integrity of the financial information forwarded for consolidation purposes by the sites
- The reliability and integrity of the geological information (resources and reserves) forwarded for the preparation of press releases and messages to shareholders.

Reviews the accounting treatment and financial disclosure of the following:

- Events or operations occurring during the financial year, which are out of the ordinary
- Transactions between related parties
- Unusual gains or losses
- Financing needs.

2. Reasonable Diligence

- Annual review of the evaluation of properties and decisions regarding the write-off of expenditures relating to mining properties, when appropriate
- Review of corrections to the financial statements, litigation or potential losses
- Comparison of earnings with budgets or forecasts, and review of major discrepancies
- Verification to determine whether management or the external auditors have become aware of any illegal or unethical activities
- Review of the risks or uncertainties to which the Company is exposed and report to the Board
- Review of the implementation of the environmental policy approved by the Board
- Review of the implementation of the signing resolution approved by the Board
- Review of any contract which was not entered into in the normal course of business or contracts with related persons or affiliated companies
- Review of information about production, sales and income.

SEMAFO

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of the Shareholders of Semafo Inc. (the "Company") will be held in the Saint-François Hall at the Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec, Canada, on Thursday, May 10, 2007 at 4:00 P.M. (local time) (the "Meeting") for the following purposes:

1. To receive the report of the Directors and the audited financial statements of the Company for the year ended December 31, 2006 and the auditors' report thereon;
2. To elect the Directors;
3. To appoint the auditors and authorize the Directors to determine their remuneration;
4. To consider and, if deemed appropriate, approve certain modifications to the Company's Stock Option Plan; and
5. To transact such other business as may properly be brought before the Meeting, or any adjournment thereof.

The Management Information Circular of the Company as well as the Form of Proxy for the Meeting are enclosed herewith.

By order of the Board of Directors

Benoit La Salle
President and Chief Executive Officer
Saint-Laurent, March 16, 2007

Holders of common shares may exercise their voting rights by attending the Meeting or by completing the Form of Proxy. Since it is desirable that as many shares as possible be represented and that as many rights attached thereto as possible be exercised at the Meeting, the shareholders who are unable to attend the Meeting in person are urged to complete and return, as soon as possible, the enclosed Form of Proxy in the envelope provided for that purpose.

March 16, 2007

SEMAFO INC.

MANAGEMENT INFORMATION CIRCULAR

Except as otherwise indicated, the information contained herein is given as of March 16, 2007, and all dollar amounts set forth herein are expressed in Canadian dollars.

Solicitation Of Proxy

This Management Information Circular (the "Circular") is provided in connection with the solicitation of proxies by the management of Semafo inc. (the "Company") for use at the Annual General and Special Meeting of the shareholders (the "Meeting") of the Company to be held on May 10, 2007 and for any adjournment thereof.

The solicitation will be made primarily by mail, but proxies may also be solicited by telephone, fax or other personal contact by Directors, officers or employees of the Company. The cost of the solicitation will be borne by the Company.

Voting By Proxy

The persons named as proxies in the enclosed form of proxy (the "Form of Proxy") will vote for or against, or withhold from voting, in accordance with the instructions indicated on the Form of Proxy. **In the absence of instructions, the voting rights attached to the shares shall be exercised IN FAVOUR of all matters identified in the Notice of Meeting.** The management of the Company is not aware of any changes to the matters identified in the Notice of Meeting or of any other matter that may properly come before the Meeting. However, a proxy given in accordance with the Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting.

Appointment Of Proxies

A shareholder has the right to appoint as proxy holder a person other than the persons designated in the Form of Proxy, to represent him and to act on his behalf at the Meeting either by inserting the name of his chosen proxy holder in the blank space provided in the Form of Proxy or by preparing another proxy in proper form. A person acting as proxy holder does not need to be a shareholder of the Company. In order to be valid, the Form of Proxy must be received by Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by no later than 5:00 P.M. on May 9, 2007 or by the Secretary of the Company before the Meeting at which it is to be used. The Form of Proxy must be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporate body, by its authorized officer or officers.

In many cases, shares beneficially owned by a shareholder are registered in the name of a securities dealer, other intermediary or a clearing agency. Beneficial holders should, in particular, review the heading "Advice to Beneficial Holders of Shares" in this Circular and carefully follow the instructions of their intermediaries.

Revocation Of Proxies

A shareholder giving a proxy may revoke it before it is used, in any manner permitted by law, including by instrument in writing executed by him or by his attorney authorized in writing or, if the shareholder is a corporate body, under its corporate seal or by an instrument in writing executed by an officer or officers duly authorized. Such written notice must be delivered to the Secretary of the Company or to Computershare Trust Company of Canada, Stock Transfer Services, at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by no later than 5:00 P.M. on May 9, 2007. The proxy may also be revoked by giving written notice thereof to the chairman of the Meeting on the date of the Meeting or of any adjournment thereof.

Advice To Beneficial Holders Of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Company. Such shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their shares.

Interest Of Certain Persons In Matters To Be Acted Upon

The management of the Company, with the exception of the amendments to the Stock Option Plan, is not aware of any person who may have an interest whether such interest is by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

Voting Rights

The Board of Directors of the Company fixed the close of business on March 15, 2007 as the record date for determining which shareholders shall be entitled to vote at the Meeting. Only shareholders of record at 5:00 P.M. (Montreal time) on that date will be entitled to receive the Notice of Meeting and the related documents and to vote at the Meeting or at any adjournment thereof, but failure to receive such notice does not deprive a shareholder of his right to vote at the Meeting. If a shareholder has transferred, in whole or in part, his common shares of the Company after the record date, and the transferee of these common shares produces properly endorsed share certificates or otherwise establishes that he owns such shares, as the case may be, and demands, at least ten (10) days before the Meeting, that his name be registered on the list of shareholders entitled to vote, only the transferee is entitled to exercise the vote attached to such shares at the Meeting.

As at March 16, 2007, the Company had 194,235,600 issued and outstanding common shares such shares being the only voting securities in the share capital of the Company. Each common share of the Company entitles its holder to one (1) vote.

As at March 16, 2007, to the knowledge of the directors and officers of the Company, no person, company or entity beneficially owned or exercised control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

Election Of Directors

The Articles of the Company provide that the minimum number of directors is one (1) and that the maximum number of directors is fifteen (15). The members of the Board of Directors are elected annually at each Annual Meeting of Shareholders to hold office for one (1) year or until their successors are elected or appointed, unless they resign or their office becomes vacant by death or otherwise.

The Board of Directors currently consists of six (6) directors and Mr. Patrick de Saint Simon will not be standing for re-election as a Director.

At the Meeting, the six (6) persons presented below will be proposed as nominees for election as Directors of the Company. With the exception of Mr. Bryan A. Coates, all nominees are currently Directors of the Company. **Unless such authority is withheld, the persons named in the Form of Proxy intend to vote at the at the Meeting IN FAVOUR of the appointment of the persons identified below as Directors of the Company.** If, prior to the Meeting, any of such nominees becomes unable or unwilling to serve as a director, discretionary authority will be exercised and the voting rights attached to shares represented by proxies will be exercised in favour of the election as directors of the Company of such other persons, unless a shareholder has specified in his proxy that the voting rights attached to his shares are to be withheld from being exercised in the election of directors. The management of the Company is not aware that any of such persons will be unable to serve as a director.

The following table sets forth for each nominee for election as a director his name, other major positions and offices with the Company, his place of residence, his present principal occupation, business or employment, his period of service as a Director of the Company, and the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by him as of March 16, 2007. The nominees for election as Directors have provided their respective information.

Name, place of residence and office held with the Company	**Principal Occupation**	**Director Since**	**Number of Common Shares**
Bryan A. Coates Candiac, Québec, Canada Director	Company director and consultant	---	---
Jean Lamarre[1] Outremont, Québec, Canada Chairman and Director	President, 2856166 Canada Inc. doing business under the name Lamarre Consultants (a company representing national and international companies in their efforts to establish or expand their business in Québec)	1997	41 000[2]
Benoit La Salle Outremont, Québec, Canada President and Chief Executive Officer and Director	President and Chief Executive Officer, Semafo Inc. (mining exploration and exploitation)	1993	509 900[3]
John LeBoutillier, C.M.[4] Montreal, Québec, Canada Director	Chairman, Industrial Alliance Insurance and Financial Services Inc. (insurance and financial services)	2006	20 000
Jean-Pierre Lefebvre[5] Ville Mont-Royal, Québec, Canada Director	President, Lefebvre Daigneault Hamelin Inc. (financial planner)	1998	52 600
Gilles Masson[6] Laval, Québec, Canada Director	Company director	2006	17 500

[1] Member and Chairman of the Audit Committee. Member of the Human Resources and Corporate Governance Committee.
[2] Mr. Lamarre holds an indirect control of 10,000 of the 41,000 shares.
[3] Mr. La Salle holds an indirect control of 409,400 of the 509,900 shares.
[4] Member of the Human Resources and Corporate Governance Committee.
[5] Member of the Audit Committee and Chairman of the Human Resources and Corporate Governance Committee.
[6] Member of the Audit Committee.

With the exception of Mr. Coates, all of the nominees whose names are hereinabove mentioned have previously been elected Directors of the Company at a shareholders' meeting for which an information circular was issued. Mr. Coates has more than 20 years of experience within the mining industry and more specifically has held positions in operations, in senior management and as chief financial officer of intermediate publicly listed gold producers. From July 2001 to November 2006, Mr. Coates held the position of Vice President, Finance and Chief Financial Officer of Cambior Inc., acquired by IAMGOLD Corporation in November 2006. Mr. Coates assumed the position of Senior Vice President and Chief Financial Officer of IAMGOLD Corporation from November 2006 to February 2007. Mr. Coates received an Honours Bachelor of Commerce degree from Laurentian University in Sudbury, Ontario and is a member of the Institute of Chartered Accountants of Ontario.

Cease Trading Orders or Corporate Bankruptcies

To the knowledge of management, none of the nominees for election as a Director of the Company:

(a) are, at the date of this Circular, or have been during the 10 years prior to the date of this Circular, a director or executive officer of a company which, while such person was acting in that capacity:

(i) was the subject of a cease trading order or of a similar order or was refused the right to avail itself of an exemption provided by securities legislation for more than 30 consecutive days;

(ii) was subject, after the director or executive officer ceased acting in that capacity, of a cease trading order or of a similar order or was refused the right to avail itself of an exemption provided by securities legislation for more than 30 consecutive days;

(iii) or within the year following the date at which such person ceased acting in that capacity, became bankrupt, made a proposal pursuant to bankruptcy or insolvency laws, concluded an arrangement or compromise after being sued by its creditors or having initiated proceedings against them, took measures or acted with a view to concluding an arrangement or compromise with such creditors, a receiver, a receiver-manager or a trustee in bankruptcy appointed to administer its assets;

except for: (1) Mr. Benoit La Salle who was a director of BridgePoint International Inc. from 1996 to 2003. In the course of an important reorganization following the liquidation of the assets of its subsidiaries, BridgePoint International Inc. was subject to a cease trade order in December 2002 as a consequence of its default in filing its audited annual financial statements for the financial year ended June 30, 2002. As at April 1, 2003, all cease trade orders issued by the concerned securities authorities had been revoked; (2) Mr. John LeBoutillier who was, but is no longer, a director of McWatters Mining Inc. ("McWatters") which, in January 2004, filed a notice of intent to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) and was the subject of a cease-trading order. The proposal made by McWatters was accepted by its creditors in June 2004 and subsequently ratified by the Quebec Superior Court in July 2004; and (3) Mr. Bryan A. Coates who was Vice President and Corporate Controller of Bre-X Minerals Ltd. from September 1996 to October 1997. In May 1997, Bre-X was delisted from the stock exchanges where its shares were traded. In this regard, Mr. Coates was not fined, sanctioned or reprimanded by a court of law or regulatory authority.

(b) are, at the date of this Circular, or have been during the 10 years prior to the date of this Circular, declared bankrupt, made a proposal pursuant to bankruptcy or insolvency laws, concluded an arrangement or compromise after being sued by their creditors or having initiated proceedings against them, took measures or acted with a view to concluding an arrangement or compromise with such creditors, a receiver, a receiver-manager or a trustee in bankruptcy appointed to administer their assets;

(c) None of the foregoing nominees for election as Director of the Company has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Audit Committee

The Company has an audit committee which consists of Mr. Lamarre, Mr. Lefebvre and Mr. Masson. The Board of Directors of the Company has determined that all members of the Audit Committee are "independent" and "financially literate" within the meaning of *Regulation 52-110 respecting Audit Committees.*

Additional information regarding the Audit Committee, including a summary of the relevant education and experience of its members is available under the section "Audit Committee Information" in the Company's Annual Information Form for the financial year ended December 31, 2006. A copy of the Annual Information Form can be obtained on the Web site of System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com or by communicating with the Secretary of the Company.

Re-Appointment Of Auditors

The firm PricewaterhouseCoopers LLP, Chartered Accountants (or its predecessor PriceWaterhouse) has acted as the auditors of the Company since 1989.

Unless such authority is withheld, the persons named in the Form of Proxy intend to vote at the Meeting IN FAVOUR of the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and to authorize the Directors to determine their remuneration.

Amendment To The Company's Stock Option Plan

The Company has a stock option plan for its employees, officers, consultants and directors and for those of its subsidiaries (the "Plan"). The Plan provides for the granting of non-transferable options to purchase common shares of the Company. The board of directors has the power to select the employees, officers, directors and consultants to whom options are granted, to determine the terms, limits, restrictions and conditions attached to the granting of options, to interpret the Plan and to make any and all decisions regarding the Plan. An option exercise price cannot be less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last day of trading preceding the option grant day. The price of an option is payable in full when it is exercised. Options can be exercised during option periods that might vary but that must not exceed ten (10) years as of the grant date. An aggregate of 4,500,000 common shares of the Company can currently be issued under the Plan.

The Plan provides that in the event of the termination of an optionee's employment on the Company's initiative for cause, any option granted to such optionee shall terminate immediately. If the optionee's employment is terminated on the Company's initiative without cause or as a result of the optionee's resignation, or if the mandate of a director, senior executive or consultant of the Company who is an optionee is terminated, any vested option of such optionee may be exercised during a period of ninety (90) days following the date of termination of such employment or mandate, as the case may be, on the understanding that any unvested option of such optionee may not be exercised during the said ninety (90) days until such time as the said option becomes vested. In case of an optionee's death, any vested option of such optionee at the time of death may be exercised by his or her heirs or legatees or the liquidator of his or her succession during a period of 365 days following such optionee's death.

On March 16, 2007, the Company's board of directors approved the recommendations of its officers and human resources and corporate governance committee regarding certain amendments to be made to the Plan. The Toronto Stock Exchange duly approved the proposed amendments to the Plan, provided

the Company obtains the approval of its shareholders. These amendments will be submitted to a vote of the Company's shareholders at the meeting. The various proposed amendments to the Plan are described below.

Firstly, under the current Plan, a maximum number of 4,500,000 common shares can be issued. The maximum number of common shares issuable under the Plan represents 2.32% of the number of outstanding common shares. The Company's board of directors approved the increase in the maximum number of common shares reserved for issue under the Plan from 4,500,000 to 10,000,000, or 5.15% of the number of outstanding common shares. This amendment is in keeping with the Company's remuneration policy pursuant to which the Company implements means to promote the long-term loyalty of its and its subsidiaries' employees, officers, directors and consultants and to encourage their involvement in achieving the Company's objectives. Options on a total of 5,146,942 common shares were outstanding as of March 16, 2007 (representing about 2.65% of the common shares presently outstanding), but a portion of these options relating to a total of 3,670,000 common shares may not be exercised until the shareholders give their approval.

The following table provides details on the options that have been granted conditionally upon shareholder approval.

Insider name	Date approved	Options Granted	Value ($) on date granted
Michel Cormier	17-May-06	50,000	$ 2.85
Benoit Desormeaux	1-Jun-06	110,000	$ 2.23
Jean Lamarre	18-Aug-06	30,000	$ 2.02
Benoit La Salle	1-Jun-06	450,000	$ 2.23
John LeBoutillier	1-Jun-06	100,000	$ 2.23
John LeBoutillier	18-Aug-06	15,000	$ 2.02
Jean-Pierre Lefebvre	18-Aug-06	15,000	$ 2.02
Gilles Masson	1-Jun-06	100,000	$ 2.23
Gilles Masson	18-Aug-06	15,000	$ 2.02
Martin Milette	17-May-06	100,000	$ 2.85
Martin Rolland	18-Aug-06	100,000	$ 2.02
Patrick de Saint Simon	1-Jun-06	100,000	$ 2.23
Patrick de Saint Simon	18-Aug-06	15,000	$ 2.02
Options granted to non-insiders	Various dates during the period between May 2006 and January 2007	2,470,000	$2.10[1]
Total :		**3,670,000** options	

[1]Represents the average exercise price.

In addition, the Company's board of directors has approved the addition to the Plan of certain restrictions relating to the number of shares to be issued and options granted to insiders, which are to provide as follows: i) the total number of common shares that may be issued to insiders at any time under the Plan and under all the security-based compensation arrangements shall not exceed ten percent (10%) of the total number of common shares issued and outstanding, and ii) the total number of common shares issued to insiders over any one-year period under the Plan and under all the security-based

compensation arrangements shall not exceed ten percent (10%) of the total number of common shares issued and outstanding.

Then, in light of the changes made by the Toronto Stock Exchange to the requirements related to security-based compensation arrangements, the Company's board of directors also approved an amendment to the Plan regarding the process to amend the Plan. This amendment stems from a June 2006 notice issued by the Toronto Stock Exchange strongly advising issuers to include detailed amendment provisions in their plans. Thus, in the wording of the Plan, the Company's board of directors set out the amendments to the Plan to be submitted to the shareholders for their approval, namely: (i) an increase in the number of common shares reserved for issue under the Plan; and (ii) a reduction in the exercise price or the extension of the expiry date of an option held by an insider.

The board of directors may, subject to receiving approval from the requisite regulatory authorities, and, at its sole discretion, make any and all other amendments to the Plan not provided for above. Without limiting the general scope of the foregoing, the board of directors could, in particular, make the following amendments: (i) an amendment to the exercise price of an option, unless it involves a downward adjustment of the exercise price of an option held by an insider, as such term is defined hereunder; (ii) an amendment to the expiry date of an option, unless the amendment extends the expiry of an option held by an insider; (iii) the addition or deletion of a provision of the Plan or the amendment of the Plan which is required to comply with applicable laws or with the requirements of securities regulatory bodies; (iv) an amendment intended to correct or clarify some ambiguity, an inapplicable provision, an error or omission in the Plan or an option; (v) an amendment made to the category of eligible Plan participants; (vi) the addition of a cashless exercise feature entitling the optionee to an amount in cash or to securities regardless of whether or not the wording stipulates that the aggregate of the underlying common shares will be deducted from the aggregate of the common shares reserved for the purposes of the Plan; (vii) the addition of any form of financial assistance which the Company may provide to optionees to facilitate the purchase of the underlying common shares in connection with the Plan as well as any subsequent amendment made to the provisions covering any such financial assistance; and (viii) any other amendment not requiring shareholder approval pursuant to the Plan.

The board of directors also deemed it expedient, with the approval of the Toronto Stock Exchange and subject to shareholder approval, to amend the Plan in order to extend the option exercise period by ten (10) business days where this period ends during, or immediately after, a blackout period as referred to in the Company's Insider Trading Policy.

Lastly, the board of directors deemed it expedient to amend the Plan to make grammar and cosmetic corrections, to update it in light of current practices and regulations, and to add a few clarifications in paragraph 6.1.5 of the Plan relating to the effect of termination of employment, termination of the mandate, or death of an optionee.

Schedule C to this circular contains the wording of the resolution as well as a marked-up copy of the Plan in the form of a supplement.

Management and the board of directors of the Company recommend that shareholders approve the proposed amendments to the Plan.

The amendments approved by the Company's board of directors on March 16, 2007 must be approved by no less than the majority of the votes cast by the common shareholders at the meeting.

The persons named in the Form of Proxy intend to vote at the Meeting IN FAVOUR of the amendments to the Company's Stock Option Plan that are set out in Schedule C to this Circular.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth, for the periods indicated therein, the compensation earned by individuals who were, as at December 31, 2006, the Named Executive Officers of the Company.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation	All other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Options Granted ($)	
Benoit La Salle President and Chief Executive Officer	2006 2005 2004	300,000[2] 180,000[2] 180,000[2]	45,000[7] --- ---	--- --- ---	450,000 --- 100,000	--- --- ---
Mohamed Sajid[3] Corporate Finance Manager	2006 2005 2004	130,000 125,000 62,500[4]	13,000[7] 25,000 ---	--- --- ---	100,000 --- 50,000	--- --- ---
Martin Milette[5] Chief Financial Officer	2006 2005 2004	130,000 125,000 ---	13,000[7] --- ---	--- --- ---	100,000 50,000 ---	--- --- ---
Benoit Desormeaux Executive Vice President and Chief Operating Officer	2006 2005 2004	190,000 165,000 148,333[6]	28,500[7] 40,000 ---	--- --- ---	110,000 --- 100,000	--- --- ---

[1]The aggregate amount of compensation paid to each officer, other than that disclosed in the Circular, does not exceed 10% of his total cash compensation and is less than $50,000 per person.

[2]Fees paid to service company.

[3]Mr. Sajid held the position of Chief Financial Officer of the Company from July 1, 2004 to May 10, 2006. Since this date, he has held the position of Corporate Finance Manager.

[4]Corresponds to an annual salary of $ 125,000 paid for the 6 month period beginning on July 1, 2004, at which date Mr. Sajid was hired by the Company to occupy the position of Chief Financial Officer.

[5]Mr. Milette began his services on May 10, 2006. Prior to this date, Mr. Milette held the position of Manager of Special Projects of the Company.

[6]Salary paid to Mr. Desormeaux corresponding to an annual salary of $ 125,000 paid until May 31, 2004, when he acted as Chief Financial Officer, and to an annual salary of $165,000 paid from June 1, 2004, at which time Mr. Desormeaux was appointed Chief Operating Officer.

[7]Bonuses were paid during the year following the year in which they were earned. The amounts shown are reported in the year earned.

Option Grants During The Most Recently Completed Financial Year

The following table presents the information regarding the grant of share options to the Named Executive Officers during the 2006 financial year. The terms and conditions of the share options are more fully described under the heading "Amendment to the Company's Stock Option Plan".

Named Executive Officers	Securities Under Options	% of Total Options Granted to Employees in Financial Year[1]	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date[2]
Benoit La Salle President and Chief Executive Officer	450,000	14.1%	2.23	2.23	May 31, 2016
Mohamed Sajid Corporate Finance Manager	100,000	3.1%	2.85	2.85	May 16, 2016
Martin Milette Chief Financial Officer	100,000	3.1%	2.85	2.85	May 16, 2016
Benoit Desormeaux Executive Vice President and Chief Operating Officer	110,000	3.4%	2.23	2.23	May 31, 2016

[1]During the financial year ended December 31, 2006, 3,105,000 options were granted to executive officers, employees and consultants of the Company or of its subsidiaries. Some of these options, however, were subsequently cancelled following the voluntary departure of the beneficiary.

[2]Each option allows its holder to purchase one (1) common share of the Company. Each holder may exercise annually 25 % of the options granted starting on the first anniversary of the date of grant. Any option not exercised at the expiry date will be cancelled.

Aggregated Options Exercised By the Named Executive Officers During The Most Recently Completed Financial Year And 2006 Financial Year-End Option Values

Named Executive Officers	Securities Acquired on Exercise	Aggregated Value Realized ($)[1]	Unexercised Options at Financial Year-End Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Financial Year-End Exercisable/ Unexercisable ($)
Benoit La Salle President and Chief Executive Officer	---	---	650,000 / 450,000	556,000 / 0
Mohamed Sajid Corporate Finance Manager	33,332	18,665.92	16,668 / 100,000	9,334 / 0
Martin Milette Chief Financial Officer	---	---	33,332 / 116,668	4,500 / 0
Benoit Desormeaux Executive Vice President and Chief Operating Officer	---	---	135,500 / 110,000	80,470 / 0

[1]On December 29, 2006, which is the last trading day of the financial year of 2006, the closing price of the common shares of the Company was $1.70.

Employment Agreements

In accordance with the termination agreement entered into by the Company and Mr. Benoit La Salle on December 23, 2004, the Company undertook to pay Mr. La Salle a lump sum of $360,000 should the Company wish to terminate Mr. La Salle's employment with the Company other than for cause (which includes following the wilful failure of Mr. La Salle to substantially perform his duties with the Company, the wilful engaging by Mr. La Salle in gross misconduct injurious to the Company or the commission by Mr. La Salle of a criminal act which is materially injurious to the Company or which materially affects Mr. La Salle's ability to perform his duties) and prior to a change of control of the Company. The Company further undertook to pay Mr. La Salle a lump sum of $540,000 should it wish to terminate Mr. La Salle's employment other than for cause, but subsequent to a change of control of the Company. The same lump sum shall be paid to Mr. La Salle if he terminates his employment for a good reason (which includes following any material alteration, reduction or diminution in the duties, responsibilities or status of Mr. La Salle's position or if the Company requires Mr. La Salle to be based anywhere other than in Montreal, Québec and its suburbs, among others).

In accordance with the termination agreement entered into by the Company and Mr. Benoit Desormeaux, on December 23, 2004, the Company undertook to pay Mr. Desormeaux a lump sum of $165,000 should the Company wish to terminate Mr. Desormeaux' employment with the Company other than for cause (which includes following the wilful failure of Mr. Desormeaux to substantially perform his duties with the Company, the wilful engaging by Mr. Desormeaux in gross misconduct injurious to the Company or the commission by Mr. Desormeaux of a criminal act which is materially injurious to the Company or which materially affects Mr. Desormeaux' ability to perform his duties) and prior to a change of control of the Company. The Company further undertook to pay Mr. Desormeaux a lump sum of $330,000 should it wish to terminate Mr. Desormeaux' employment other than for cause, but subsequent to a change of control of the Company. The same lump sum shall be paid to Mr. Desormeaux if he terminates his employment for a good reason (which includes following any material alteration, reduction or diminution in the duties, responsibilities or status of Mr. Desormeaux' position or if the Company requires Mr. Desormeaux to be based anywhere other than in Montreal, Québec and its suburbs, among others).

Composition of the Compensation Committee

The tasks of the Compensation Committee are assumed by the Human Resources and Corporate Governance Committee (the "Committee"). All of the members are independent within the meaning of section 1.4 of *Regulation 52-110 respecting Audit Committees*. Until December 20, 2005, Kébir Ranani was a member of the Committee. The vacancy created following his resignation was filled on January 25, 2006 by the nomination of Mr. John LeBoutillier. All of the individuals named below served on the Committee during the year ended December 31, 2006: Mr. Jean-Pierre Lefebvre (Chairman), Mr. Jean Lamarre and Mr. John LeBoutillier.

No member of the Committee, during the most recently completed financial year, is or was an officer or an employee at any time of the Company or of any of its subsidiaries. Furthermore, no member of the Committee is or was indebted to the Company or any of its subsidiaries or has or had any interest in material transactions.

Report on Executive Compensation

During the 2005 financial year, the Board of Directors of the Company, on the recommendation of the Committee, increased the compensation, paid out in the form of salary, of certain executive officers, of the Company in an effort to bring it closer to the one paid to the executive officers of companies that are part of the peer-group to which the Company is compared. This peer-group is composed of mining

companies of approximately the same size as the Company as well as at the comparable production pace and stage of development as the Company. In spite of the increase, the salaries remained below the salaries paid to executives within the peer-group. Consequently, at the beginning of 2006, the Committee, at the request of the Board of Directors, mandated a compensation consultant to review and evaluate the global compensation of the officers and executive officers of the Company, and to recommend any adjustment thereto, in order for the Company to continue to attract and maintain qualified and devoted individuals who will assure its long term success.

Up until then, the compensation of the executive officers consisted primarily of the payment of a base salary and, in certain cases, of the granting of options and performance bonuses.

Upon receipt and review of the recommendations of the compensation consultant, the Committee recommended to the Board of Directors the following incentives regarding compensation:

- Define the terms and conditions of a short-term profit-sharing program in the form of bonuses. These bonuses will take into consideration the degree of responsibility of the officer and will be determined in accordance with the fulfillment of Company's budgetary objectives;

- Put into place a stock option grant program for the employees of the Company. The stock options were or will be granted according to the level of responsibility assumed by the executive officer or the employee as well as his overall contribution to the Company's business plan and the fulfillment of the financial objectives. The stock options are acquired in stages, as of the first anniversary of the date of grant. This type of compensation allows executives and employees of the Company to participate in the long-term development of the Company and establishes a direct link between the benefit granted to the officers and the increased value for the Company shareholders.

The executive officers of the Company do not take part in pension plans.

Following the comparative study regarding compensation, the base compensation of the President and Chief Executive Officer was increased in 2006, in an effort to level it with the compensation paid to the persons holding similar positions in mining companies that are part of the peer-group to which the Company is compared. Moreover, the President and Chief Executive Officer takes part or will take part in the short-term profit-sharing program in the form of bonuses and in the stock option grant program according to criteria mentioned above.

This report on the compensation of the Company's executive officers is submitted by the Human Resources and Corporate Governance Committee.

Jean-Pierre Lefebvre (Chairman)
Jean Lamarre
John LeBoutillier

Performance Graph

The following graph illustrates the yearly percentage change in the Company's cumulative total shareholders return on the Common Shares and compares this yearly change to the cumulative total return of a broad equity market index, that includes issuers whose securities are traded on the same exchange or are of comparable market capitalization, in this case the S&P/TSX Capped Gold Index.



Return on Investment in the Common Shares of the Company
1 400
1 200
1 000
800
600
400
200
0
$
2001-12-31
2002-12-31
2003-12-31
2004-12-31
2005-12-31
2006-12-31
For $100 invested on December 31, 2001
SMF
S&P/TSX Gold

Price	31/12/2001	31/12/2002	31/12/2003	31/12/2004	31/12/2005	31/12/2006
SMF	100	437	694	750	1,237	1,062
S&P/TSX Gold	100	127	149	137	166	204

Compensation Of Directors

	Annual Compensation	Additional Compensation payable to the Chairman	Directors fees for each meeting
Chairman	$120,000[1]	---	$1,000
Director	$20,000	---	$1,000
Audit Committee	---	See Note 1	$1,000
Human Resources and Corporate Governance Committee	---	$5,000	$1,000

[1]This compensation is paid globally to the individual who presently holds the position of Chairman of the Board; this compensation further covers the services rendered by this individual acting as Chairman of the Audit Committee, member of the Human Resources and Corporate Governance Committee and as a Director.

The Directors also have the right to the reimbursement of expenses incurred to attend meetings of the Company. Directors who are also executive officers of the Company do not receive any compensation for the services rendered as a Director of the Company.

Pursuant to the Company's aforementioned policy regarding the compensation of Directors, a total amount of $257,000 was paid to the Directors with respect to the financial year ended December 31, 2006.

The Company grants to the Directors, at the beginning of their mandate, 100,000 options under the Company's Stock Option Plan. Moreover, the Board of Directors, on recommendation of the Human Resources and Corporate Committee, adopted during the 2006 financial year a stock option grant program for the Directors of the Company. Pursuant to this program, each Director receives annually and, at the beginning of the year, a number of options calculated on the basis of dividing the amount corresponding to the double of the annual compensation of each Director by the trading price of the common shares listed on Toronto Stock Exchange at the time of the granting of options. However, the number of options granted annually can not exceed 15,000. In 2006, each Director also received 15,000 options, except for the Chairman who received 30,000 options due to the fact that he also assumes the roles of Chairman of the Audit Committee and a member of the Human Resources and Corporate Governance Committee of Company.

Guidelines regarding ownership of common shares by the Directors

With the adoption of the stock option grant program for the Directors of the Company, the Board of Directors, in order to assure that the interests of the Independent Directors correspond to those of the shareholders, has adopted, during the last financial year, guidelines regarding ownership of shares by the Directors. Consequently, each Director is required to purchase a certain number of shares. Such number is calculated by dividing the amount corresponding to the double of the annual compensation of such Director (or, in the case of the Chairman, to his total compensation) by the trading price of the common shares listed on the Toronto Stock Exchange, at the time of the calculation and this, within two (2) years following their appointment to the Board of Directors (or, in the case of the Chairman, five (5) years after being appointed chairman).

Equity Compensation Plan Information

The following table presents information as at December 31, 2006 with respect to commons shares authorized for issuance under equity compensation plans that provide for the issuance of shares.

Plan Category	**Number of securities to be issued upon exercise of outstanding options**	**Weighted-average exercise price of outstanding options**	**Number of securities remaining available for future issuance under equity (excluding securities reflected in column (a))**
Stock Option Plan adopted on July 15, 1993 as amended thereafter[1]	1,911,944	$1.27	0
Equity compensation plans not approved by security holders	3,170,000	$2.54	0[2]

[1] Please refer to the section "Amendment to the Company's Stock Option Plan" of the present Circular for a description of the terms of the plan.

[2] Please refer to the section "Amendment to the Company's Stock Option Plan" of the present Circular for the details of the proposed increase of the number of common shares to be reserved under the Stock Option Plan.

Indebtedness of Directors and Executive Officers

No Director, executive officer or former executive officer of the Company or of its subsidiaries has any indebtedness to the Company or any of its subsidiaries in connection with a purchase of securities of the Company or all other indebtedness.

Interest of Informed Persons in Material Transactions

To the knowledge of the management, no informed person of the Company or proposed Director, and no associate or affiliate of any informed person of the Company or proposed Director, has any interest, direct or indirect, in any transaction since the beginning of the Company's most recently completed financial year, which has materially affected the Company or any of its subsidiaries or in any proposed transaction, which would have such an effect.

Statement of Corporate Governance Practices

Attached to this Circular as Schedule A is the description of the Company's Corporate Governance Practices in accordance with *National Instrument 58-101 – Disclosure of Corporate Governance Practices*, which are based on the guidelines set out in *National Policy 58-201 – Corporate Governance Guidelines.*

Additional Information

The financial information relating to the Company is provided in the Company's Consolidated Financial Statements and the Notes thereto for the financial year ended December 31, 2006. Additional information relating to the Company is available on the Web site of SEDAR, at the following address: www.sedar.com.

The Company will provide, to any person and upon request to the Secretary of the Company, a copy of:

- the most recent Annual Information Form of the Company;
- the Consolidated Financial Statements of the Company for the financial year ended December 31, 2006 and a copy of the related Management's Discussion and Analysis together with the accompanying report of the auditors thereon;
- a copy of the Interim Financial Statements of the Company for the quarters subsequent to December 31, 2006.

Approval of the Board Of Directors

The contents of this Circular and the sending thereof have been approved by the Company's Board of Directors.

Signed in Saint-Laurent, Quebec, this 16th day of March, 2007.

Benoit La Salle
President and Chief Executive Officer

SCHEDULE A – CORPORATE GOVERNANCE

Corporate Governance Disclosure Requirement	Comments
1. (a) Disclose the identity of the directors who are independent.	The Board of Directors has reviewed the independence of each Director, within the meaning of *National Instrument 58-101, entitled "Disclosure of Corporate Governance Practices"* ("NI 58-101"). Of all of the Company's Directors, it was determined that only Benoit La Salle, the President and Chief Executive Officer of the Company, is not independent, within the meaning of NI 58-101. The Board of Directors has determined that all of its other members are currently "independent" within the meaning of NI 58-101, including Mr. Bryan A. Coates, who is a first time nominee for election as a Director. The Board of Directors has determined that the nominees for election as Directors identified as independent are not currently, and were not in the past, party to any material relationship with the Company or its subsidiaries as a result of 1) any position held within the Company, or 2) any position held by a member of their immediate family, or 3) of existing ties with the auditors of the Company, or 4) of positions held with other entities who have the same persons as part of their board or committees as does the Company or its subsidiaries, or 5) the compensation or consulting fees received, or 6) of the fact that such person is at the same time a director and an employee of a company which controls the other or of companies which are controlled by the same person; as defined in sections 1.4 and 1.5 of *Multilateral Instrument 52-110 respecting Audit Committees.* The Board of Directors is composed of a majority of independent directors.
(b) Disclose the identity of directors who are not independent, and describe the basis of that determination.	As indicated in section 1(a) above, Benoit La Salle, being the President and Chief Executive Officer of the Company, is the sole Director who is not an independent Director, within the meaning of NI 58-101.
(c) Disclose whether or not a majority of the directors are independent.	Five (5) out of the six (6) nominees for election to the Board of Directors are independent from the Company.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Jean Lamarre sits on the board of directors of Pebercan Inc. (TSX – PBC) and Medical Intelligence Technologies Inc. (TSX Venture – MIZ). Benoit La Salle sits on the board of directors of ART Advanced Research (TSX – ARA), LMS Medical Systems Inc. (TSX-LMZ, AMEX-LMZ), Vasogen Inc. (TSX-VAS, NASDAQ-VSGN) and 20-20 Technologies

		Inc. (TSX – TWT). John LeBoutillier sits on the board of directors of Industrial Alliance Insurance and Financial Services Inc. (TSX – IAG), Roctest Ltd. (TSX-RTT), Shermag Inc. (TSX – SMG), Mazarin Inc. (TSX – Venture - MAZ), Asbestos Corporation Limited (TSX - AB) Novamerican Steel Inc. (NASDAQ – TONS). Bryan A. Coates sits on the board of directors of Canadian Royalties Inc. (TSX – CZZ) and U3O8 Corp. (TSX Venture – UWE).
(e)	Disclose whether or not the independent directors hold regular scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the preceding 12 months. If the independent directors do not hold such meetings , describe what the Board does to facilitate open and candid discussion among its independent directors	The independent Directors consult each other on a regular basis and conduct, following the regular Board of Directors meetings, "in camera" sessions, which are presided over by the chair of the Board, at which Directors who are also members of management as well as the members of management are not present. There were three (3) meetings of the independent Directors in the financial year ended on December 31, 2006.
(f)	Disclose whether or not the chair of the board is an independent director, disclose the identity of the independent chair, and describe his or her role and responsibilities.	Mr. Jean Lamarre, an independent Director, acts as chairman of the Board of Directors of the Company. His duties and responsibilities are defined in the Mandate of the Board of Directors as Schedule B of this Circular.
(g)	Disclose the attendance record of each director for all board and committee meetings held since the beginning of the most recently completed financial year.	The Board of Directors held eight (8) meetings in the 2006 financial year. Patrick de Saint-Simon 6/7[1] Jean Lamarre 8/8 Benoit La Salle 7/8 John LeBoutillier 6/7[1] Jean-Pierre Lefebvre 8/8 Gilles Masson 7/7[1] The Audit Committee held four (4) meetings Jean Lamarre 4/4 Jean-Pierre Lefebvre 4/4 Gilles Masson 4/4 The Human Resources and Corporate Governance Committee met three (3) times during the year ended December 31, 2006 Jean-Pierre Lefebvre 3/3 Jean Lamarre 3/3 John LeBoutillier 3/3 [1]These individuals were nominated during the financial year.

2. Disclose the text of the board's written mandate.	The Board of Directors has adopted a formal mandate for itself. It can be found in Schedule B of this Circular. The mandate of the Board of Directors provides that the Board of Directors is responsible for the management of the Company. The Board of Directors expressly assumes responsibility for all decision making required to ensure that the Company operates smoothly, and delegates the implementation and management of the strategic orientation of the Company to its Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Legal Officer. The Board of Directors evaluates the operations of the Company in attaining the objectives identified in the strategic and business plans and examines, in particular, the operating results in order to determine if the Company's activities are efficiently managed.
3. (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	The Board of Directors, along with the Audit Committee and the Human Resources and Corporate Governance Committee, have a mandate in which a description of the position and responsibilities of their respective Chairs is included.
(b) Disclose whether or not the board and chief executive officer have developed a written position description for the chief executive officer.	Pursuant to the terms of his mandate, the President and Chief Executive Officer is responsible for the daily management of the Company. Moreover, he is responsible for the establishment and implementation of the strategic business plan for the Company, the development initiatives and ensures good communication between the shareholders and the Company.
4. (a) Briefly describe what measures the board takes to orient new members regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business	The Human Resources and Corporate Governance Committee is responsible for ensuring that an orientation program is established for new directors. New directors receive documentation related to their role as directors, a schedule of the regular meetings of the Board of Directors and of its committees for the year, the mandate of the Board of Directors and of each committee, the corporate policies adopted by the Board of Directors, an organization chart showing the Company and its subsidiaries, a list of the Company's Directors and officers along with their contact information, as well as a list of the mining properties of the Company and important information related thereto.
4. (b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors	The Board of Directors has not adopted specific measures to provide for the continuing education of its members. However, through its Human Resources and Corporate Governance Committee, the Board of Directors ensures that its members have the required aptitudes and knowledge to fulfill their obligations as Directors by recruiting members: • who already sit and continue to sit on the boards of

	directors of other reporting issuers; • who have relevant experience or who are involved in the mining industry; • who have significant training and experience in accounting and finance, when such Directors are appointed to sit on the Audit Committee.
5. (a) Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code: (i) disclose how an interested party may obtain a copy of the written code; (ii) describe how the board monitors compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently competed financial year that pertains to any conduct of director or executive officer that constitutes a departure from the code.	The mandate of the Board of Directors includes a Code of business conduct and ethics, a copy of which was filed on March 30, 2005 at the same time as the Information Circular on the SEDAR Web site. The Board of Directors has also adopted corporate policies addressed to employees, officers, directors and consultants of the Company. These various policies also include a Code of business conduct and ethics. The Company will provide a copy of the Code of business conduct and ethics to any person, upon request to the Secretary of the Company. The Human Resources and Corporate Governance Committee regularly monitors compliance with the corporate policies and with the Directors' Code of business conduct and ethics and also ensures that management encourages and promotes a culture of ethical business conduct. The preamble of the corporate policies states that said committee is responsible for applying these policies and has the authority to interpret them. No material change report, related to the conduct of a Director or an executive officer of the Company that constitutes a material breach from the Company's Codes of Business Conduct and Ethics, has been filed during the last financial year. To ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest, such transactions are reviewed and approved only by Directors present at the meetings of the Board committee, formed for that purpose, and the Director having such an interest must abstain from taking part in the discussions and voting on such matter.
6. (a) Describe the process by which the board identifies new candidates for board nominees. (b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. (c) If the board has a nominating committee,	The Human Resources and Corporate Governance Committee assumes the role of a nominating committee, which is composed of three (3) independent Directors. The Human Resources and Corporate Governance Committee shall, in particular, (i) establish and supervise the process of efficiency of the Board of

		describe the responsibilities, powers and operation of the nominating committee.	Directors as a whole, the Board's committees and the contribution of the Directors; (ii) ensure that an orientation and training program is established for new directors; and (iii) make recommendations to the Board of Directors with regards to compensation and indemnities for Directors. The Human Resources and Corporate Governance Committee is also responsible for proposing nominees to the positions of Director. To assist this committee, the members refer, in particular, to a document titled "Personal Qualifications", which was adopted by the Board of Directors in November 2002. This document defines the competencies and skills required from the Directors and determines the profile sought in them. The Human Resources and Corporate Governance Committee ensures that the nominees for election as directors have the aptitudes and knowledge needed to fulfill the obligations as directors, and especially as members of the Board of Directors of a mining company.
7.	(a)	Describe the process by which the board determines the compensation for your company's directors and officers.	The Board of Directors has delegated this responsibility to the Human Resources and Corporate Governance Committee. The latter periodically studies the compensation of Directors and officers of Company to ensure that these adequately reflect the responsibilities and risks entailed by the tasks of a director or officer. During the last financial year, the Human Resources and Corporate Governance Committee made adjustments to the compensation of the officers. In order to do so, this committee, mandated a compensation consultant (namely Martineau Conseil) to help direct them in this process. Upon receipt and review of the recommendations of such compensation consultant, the Human Resources and Corporate Governance Committee recommended, to the Board of Directors, the adoption of certain incentives regarding the compensation of the officers of the Company.
	(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The Human Resources and Corporate Governance Committee also assumes the role of a compensation committee and is composed exclusively of three (3) independent Directors.
	(c)	If the board has compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The mandate of the Human Resources and Corporate Governance Committee states that the committee must make recommendations to the Board of Directors with regard to compensation and indemnities for Company's Directors and to ensure that these adequately reflect the responsibilities and risks entailed by the tasks of a director. Moreover, said committee is in charge of

		recommending to the Board of Directors how many options will be granted to eligible individuals, including the Directors of the Company, under the Company's Stock Option Plan. Lastly, the Human Resources and Corporate Governance Committee shall carry out any other task which the Board of Directors may assign in relation to the human resources of the Company.
(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state the fact and briefly describe the nature of the work.	As mentioned above, the Human Resources and Corporate Governance Committee, in the spring of 2006, mandated a compensation consultant to (i) review the overall compensation of the officers and executive officers of the Company, including the CEO; (ii) recommend any adjustment thereto, where necessary; (iii) define a short-term profit-sharing program in the form of bonuses addressed to the Company's officers; and (iv) put into place a long-term share purchase option program addressed to the Directors and officers of the Company.
8.	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	There are no other Board committees.
9.	Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.	The Human Resources and Corporate Governance Committee is in charge of establishing and monitoring the process to evaluate the efficiency of the Company's Board of Directors as a whole, the Board committees and the contribution of each Director. Considering the size of the Board of Directors and its committees, the Human Resources and Corporate Governance Committee believes that it is not necessary to proceed with formal periodical evaluations of their respective effectiveness.

SCHEDULE B – MANDATE OF THE BOARD OF DIRECTORS

1. Duties

The Board of Directors (the "Board") of Semafo inc. (the "Company") expressly takes responsibility for all decision-making required to ensure that the Company operates smoothly and delegates to the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and the Chief Legal Officer, the management and implementation of the Company's strategic orientation. The Board defines the Company's environmental and social objectives.

The Board establishes committees to review issues submitted to it. In order to enable all Directors to make decisions which are in the best interests of the Company, these committees submit their findings and recommendations to the Board.

In pursuit of its mandate, the Board:

2. Strategic Planning

- Provides management with the benefits of its vision for new trends and recent events and recommends action appropriate to the circumstances to management.
- Reviews and approves the strategic and business plans prepared by operations.
- Reviews and approves the Company's annual financial objectives, budgets and plans of action, including major capital allocations and expenditures.
- Studies and, where necessary, approves any draft non-budgetary transaction involving assets of the Company and its subsidiaries, ensuring, in particular, that the economic and legal aspects of these transactions have been duly reviewed.

3. Evaluation of Operations

- Evaluates Company operations, compared to the objectives identified in the strategic planning and business plan and, in particular, reviews its operating results with the aim of determining whether its activities are efficiently managed.

4. Risk Evaluation

- Reviews the risk analysis document prepared by the management, completes it where necessary, and ensures that appropriate risk management systems are established.

5. Filling Managerial Positions

- Selects and evaluates the executive officers and takes charge of planning for replacement staff.

6. Integrity

- Ensures the integrity of the Company's internal control, information and financial management systems.

- Issues policies and implements programs with a view to increasing accountability, ensuring compliance with the laws and regulations governing the Company and with the auditing and accounting principles, and ensuring that Company property is protected.

- Issues policies and implements the controls required to fight corruption in all countries in which the Company operates and to discourage and, where necessary, eradicate the practice of false invoicing and the payment of secret commissions.

7. Important Operations

- Reviews material transactions which do not fall within the compass of normal activities and, in particular, approves all guarantees and security which the Company is required to provide.

8. Evaluation of the Board's Efficiency

- Evaluates its own efficiency with regard to the performance of the aforementioned duties and the other responsibilities of each Director.

9. Composition

In accordance with the articles of the Company, the Board is composed of a minimum of one (1) director and of a maximum of fifteen (15) directors.

A majority of Directors are independent Directors, as defined in section 1.4 of *Regulation 52-110 respecting Audit Committees* issued by the Canadian Securities Administrators.

10. Chairman

The Chairman of the Board is an independent director or, if this is not the case, an independent director is nominated to act as « Lead Director ».

The Chairman of the Board:

- Insures leadership of the Board in the absence of a Lead Director

- Chairs all Board Meetings

- With the Lead Director, as the case may be, determines the agenda of the Board Meetings based on the suggestions of the Directors and on the annual Meeting of the shareholders

- With the Lead Director, as the case may be, coordinates the fulfillment of the Board's current mandate

- In collaboration with the Lead Director, as the case may be, insures good information flow through the Board

The Lead Director, as the case may be:

- Insures leadership of the Board

- Chairs Board Meetings in the absence of the Chairman of the Board

- With the Chairman of the Board, determines the agenda of the Board Meetings based on the suggestions of the Directors and on the annual Meeting of the shareholders
- With the Chairman of the Board, coordinates the fulfillment of this present mandate by the Board
- In collaboration with the Chairman of the Board, insures good information flow through the Board

CODE OF BUSINESS CONDUCT AND ETHICS
(of the Directors)

- Directors shall act with honesty, fairness, loyalty, integrity and in the best interests of the Company and the Company's shareholders.
- The Director shall be careful and vigilant and shall meet the delays related to the Company's obligations and undertakings.
- The Director shall avoid being placed in a situation where his or her private interest conflicts or appears to conflict with his or her obligations as a Director of the Company, or with the interests of the Company. A Director shall notify the Company of any interest he or she has in a project, enterprise, business, partnership, joint venture, association, company, corporation, legal person or trust that may potentially place him or her in a situation of conflict of interest.
- The Director may not use any of the Company's property or information obtained because of his or her position, for his or her own profit or for the profit of a third party, unless so authorized by the Company.
- The Director shall have an independent opinion on every question submitted to him and shall act accordingly. He or she must take all reasonable measures to satisfy himself or herself as to the merits of all decisions approved by the Board.
- The Director shall act at all times in a manner that is not prejudicial to the Company.
- The Director shall abide by the obligations he or she has under the law and the Company's incorporating documents and by-laws. He or she shall act within the limits of the power invested in him or her.

CODE OF BUSINESS CONDUCT AND ETHICS
(of the Company)

A Representative shall act with honesty, fairness, loyalty, integrity and in the best interest of the Company and the Company's shareholders.

A Representative shall be careful and vigilant and shall meet the delays related to the Company's obligations and undertakings.

A Representative shall avoid being placed in a situation where his or her private interest interferes or appears to interfere with his or her obligations as a Representative of the Company, or with the interests of the Company. A Representative shall notify the Company of any interest he or she directly or indirectly has in a project, enterprise, business, partnership, joint venture, association, company, corporation, legal person or trust that may potentially place him or her in a situation of conflict of interest.

A Representative may not use any of the Company's property or information obtained because of his or her position, for his or her own profit or for the profit of a third party, unless so authorized by the Company.

A Representative shall act at all times in order not to prejudice the Company.

A Representative shall abide by the obligations he or she has under the law and the Company's constituting documents and by-laws. He or she shall act within the limits of the power invested in him or her.

SCHEDULE C - AMENDMENTS TO THE STOCK OPTION PLAN

On a proposal duly made and seconded, be it hereby resolved that:

1. the Company's Stock Option Plan be amended in the manner provided in the Supplement attached to this resolution.

2. the President and Chief Executive Officer or Chief Legal Officer and Secretary of the Company be and they are hereby authorized to sign for and on behalf of the Company all documents and to take all action and do all things as may be required or necessary to give full effect to this resolution.

SEMAFO INC.

STOCK OPTION PLAN

SECTION ~~1~~I - PURPOSE OF THE PLAN

1.1 The purpose of this stock option plan (the "**Plan**") is to provide key employees, officers, directors and consultants of Semafo inc., (the "**Company**") and its subsidiaries (the Company and its subsidiaries, present and future, being hereinafter referred to collectively as the "**Corporations**") with ~~a proprietary interest~~the opportunity, through the granting of options ~~to purchase shares~~of the Company, to acquire an interest in Common Shares of the Company, subject to certain conditions as hereinafter set forth, for the following purposes :

1.1.1 to increase the interest in the Corporations' welfare of those key employees and officers who share primary responsibility for the management, growth and protection of the business of the Corporations;

1.1.2 to furnish an incentive to such directors and consultants to continue providing their services for the Corporations; and

1.1.3 to provide means through which the Corporations may attract competent persons to become employees of the Corporations.

1.2 For the purpose of the Plan, a subsidiary of the Company ~~shall be~~refers to any corporation (other than the Company) in ~~an unbroken chain or corporations beginning with the Company if, at the time of the granting of the option hereunder, each of the corporations other than the last corporation in the unbroken chain owns shares to which are attached more than fifty percent (50%) of the aggregate voting rights attached to all classes of shares in one of the other corporations in such chain~~respect of which no less than 50% of the securities with voting rights thereof are held directly or indirectly by the Company, as well as any entity in respect of which a subsidiary of the Company holds no less than 50% of the securities with voting rights.

SECTION II - ADMINISTRATION OF THE PLAN

2.1 The Plan shall be administered by the Board of Directors of the Company (the "Board").

2.2 ~~The Board may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations for carrying out provisions and purposes of the Plan.~~ The interpretation, construction and application by the Board of the Plan and any provisions thereof shall be final and binding on all ~~holders of~~the Optionees to whom options have been granted under the Plan and all persons eligible under the provisions of the Plan to participate therein. No member of the Board shall be liable for any action taken or for any determination made in good faith in the administration, interpretation, construction or application of the provisions of the Plan.

SECTION III - GRANTING OF OPTIONS

3.1 The Board may, from time to time, designate employees, officers, directors and consultants of any of the Corporations to whom options to purchase common shares of the capital stock of the Company (the "**Common Shares**") may be granted~~, provided that the total number of Common Shares to be optioned to any one person shall not exceed five percent (5%) of the total of the issued and outstanding Common Shares and provided that the total number of shares to be optioned shall not exceed the number provided in section IV hereof.~~ (the "**Optionees**") provided that:

3.1.1 the total number of Common Shares covered by the options does not exceed the number provided for in section IV hereof;

3.1.2 The total number of Common Shares covered by the options granted to a given Optionee does not exceed five percent (5%) of the total number of Common Shares issued and outstanding;

3.1.3 the total number of Common Shares issued to insiders at any time under the Plan and under all the security-based compensation arrangements does not exceed ten percent (10%) of the total number of Common Shares issued and outstanding;

3.1.4 the total number of Common Shares that may be issued to insiders during any one-year period under the Plan and under all the security-based compensation arrangements does not exceed ten percent (10%) of the total number of Common Shares issued and outstanding;

3.2 Options may only be granted by the Company pursuant to a decision of the Board. No option shall be granted to any person who is not an employee, officer, director or consultant of any of the Corporations~~.~~ at the time an option is granted under this Plan.

3.3 The granting of options hereunder and the obligation of the Company to deliver its Common Shares pursuant hereto shall be subject to the Company obtaining the approval, where applicable, of any authority having jurisdiction which may be required in the connection with the granting of options hereunder or the authorisation, issuance or sale of the optioned shares, and, if required, the Company having effectively listed the optioned shares on any stock exchange on which Common Shares may then be listed. The Company shall use its best efforts to obtain all ~~approvals~~the necessary approvals, if any, to give effect to this Plan.

SECTION IV - SHARES SUBJECT TO THE PLAN

4.1 The total number of Common Shares which may be issued following the exercise of stock options granted under the Plan shall not exceed ~~4,500,000~~10,000,000 at any time.

4.2 ~~The Common Shares in respect of which~~Where options are cancelled or ~~which~~ lapse hereunder, the associated Common Shares shall ~~be~~become available ~~for subsequent~~again and new options ~~to~~may be granted ~~pursuant to~~in respect thereof in accordance with the provisions hereof.

SECTION V - OPTION PRICE

5.1 The exercise price of any option shall be determined by the Board when such option is granted but must not be lower than the reported closing price of the Common Shares on the Toronto Stock

Exchange, on the last trading day preceding the day on which the option is granted. If no sale of Common Shares is reported on such stock exchange on that day, the reported closing price shall be deemed to be the closing price on the Toronto Stock Exchange on the last trading day, preceding the day the option was granted, during which at least one transaction of a board lot is registered.

SECTION VI - CONDITIONS GOVERNING OPTIONS

6.1 The granting of options shall be evidenced by a stock option agreement ~~in a form not inconsistent~~prepared in accordance with the terms of this Plan and as the Board may from time to time determine, provided that the substance of the following be included therein :

6.1.1 Employment and Services

The granting of an option to an employee, officer, director or consultant shall not impose upon any of the Corporations any obligation to retain the ~~optionee~~Optionee in its employ, or to continue requiring ~~the optionee's services.~~ such Optionee's services. Similarly, the Optionee's participation in the Plan shall in no way constitute a condition of such Optionee's employment or of maintaining such employment.

Furthermore, the participation to the Plan by employees of foreign Corporations is subject to any additional requirements under applicable laws. In the same way, any tax impact ensuing from the participation to the Plan by such employees abides by the terms of applicable tax laws.

6.1.2 Option Term

The period during which an option may be exercised shall not, subject to the provisions of the Plan, exceed ten (10) years from the date the option is granted.

However, if the fixed expiry date of an option occurs during, or immediately after, a trading blackout period, as provided in the Company's Insider Trading Policy, as such Policy is amended from time to time by the Company, the option expiry date shall then be extended i) for a period of ten (10) business days following the end of the blackout period, where the fixed expiry date of the option occurs during the blackout period, or ii) for a period of ten (10) business days less the number of business days lapsed between the end of the blackout period and the fixed expiry date, where the fixed expiry date falls no later than ten (10) business days after the end of the blackout period, as the case may be.

6.1.3 Exercise of Options

Each option shall enable the Optionee to purchase, for the exercise price, the Common Shares covered by such option, in whole or in part, before the expiry of the option as provided herein. The Board may, at the time of granting a particular option, or upon the occurrence of an event referred to in paragraph 8.1.1 hereof, impose such conditions as it shall determine in its sole discretion regarding the time or times at one which the option may be exercised.

6.1.4 **Non-Assignability of Option Rights**

Each option granted hereunder is personal to the ~~optionee~~Optionee and shall not be assigned, transferred or otherwise disposed of by the ~~optionee~~Optionee, whether voluntarily or by operation of law, under pain that such assignment, transfer or disposition be null and void. Notwithstanding the foregoing, an option can be so assigned, transferred or otherwise disposed of by will or by applicable laws of succession. No option granted hereunder shall be pledged, hypothecated, charged or otherwise encumbered, under pain that such pledge, hypothec, charge or encumbrance be null and void.

6.1.5 **Effect of Termination of Employment or Position or Death**

6.1.5.1 Upon an ~~optionee'~~Optionee's employment with any of the Corporations being terminated for cause on the corporation's initiative, any option granted to him shall terminate forthwith.

6.1.5.2 Upon an ~~optionee'~~Optionee's employment with any of the Corporations being terminated (i) on the corporation's initiative without cause or ~~upon an optionee's~~(ii) as a result of the resignation of the Optionee, any option granted to such ~~optionee which~~Optionee that may be exercised in accordance with paragraph 6.1.2 herein, subject to the conditions imposed by the Board under paragraph 6.1.3 herein, may be exercised. Such option, where it is vested when the employment is terminated, may only be exercised ~~within~~by the Optionee during a period of ninety (90) days ~~after such termination or resignation~~following the date of termination of employment, i.e. the time at which the Optionee ceases, or is no longer bound, to perform the duties required by his employment; otherwise, only an Optionee referred to in (i) above may exercise an option that becomes vested during the said 90-day period and, in such case, only once the said option is vested.

6.1.5.3 Upon an ~~optionee'~~Optionee's ceasing to be a director, ~~an officer~~senior executive or-a consultant with any of the Corporations, any option granted to such ~~optionee which~~Optionee that may be exercised in accordance with paragraph 6.1.2 herein, subject to the conditions imposed by the Board under paragraph 6.1.3 herein, may be exercised. Such option, whether or not vested at the time the mandate of such director, senior executive or consultant is terminated, may only be exercised ~~within ninety (90) days after the optionee is not longer required to provide services to the Corporations.~~during a period of ninety (90) days following the date of termination of the Optionee's mandate, on the understanding that an unvested option may only be exercised during the said 90-day period once said option becomes vested.

6.1.5.4 If an ~~optionee~~Optionee dies while employed by any of the Corporations or while serving as officer, director or consultant of any of the Corporations, any option granted to such ~~optionee which~~Optionee that may be exercised in accordance with paragraph 6.1.2 herein, subject to the conditions imposed by the Board under paragraph 6.1.3 herein, may be exercised by the heirs or legatees of such ~~optionee~~Optionee, or by the liquidator of his estate. Such option, if vested at the time of death, may only be exercised ~~within a year after the optionee's death.~~during a period of 365 days following the death of the Optionee.

6.1.6 Sale, Dissolution or Winding-up of a Subsidiary

Upon a company ceasing to be a subsidiary of the Company as per paragraph 1.2 herein, ~~the optionee~~an Optionee who is an employee, a director, an officer or a consultant of such subsidiary exclusively, ~~at~~to the exclusion of all other Corporations, may exercise any option ~~which~~having been granted to him, or any unexercised portion thereof, that may be exercised in accordance with paragraph 6.1.2 herein, subject to ~~the~~any conditions imposed by the Board under paragraph 6.1.3 herein. Such option may only be exercised within ninety (90) days after said company ceases to be a subsidiary of the Company.

6.1.7 Rights as a Shareholder

The ~~optionee~~Optionee (or his heirs or legatees or the liquidator of his estate) shall have no rights whatsoever as a shareholder in respect of any Common Share covered by an option until the date such Common Share is paid in full and is duly issued.

6.1.8 Method of Exercise

Subject to the provisions of the Plan, an option granted under the Plan may be exercised (in accordance with paragraph 6.1.2 herein and subject to the conditions imposed by the Board under paragraph 6.1.3 herein) by the ~~optionee~~Optionee (or his heirs or legatees or the liquidator of his estate) giving notice in writing to the Company at its registered office, addressed to its Secretary, which notice shall specify the number of ~~options being~~Common Shares covered by the option so exercised and shall be accompanied by full payment in cash or by certified cheque, of the total purchase price for the aggregate number of ~~options so specified~~Common Shares covered by the option so exercised. Upon such exercise of options, the Company shall forthwith cause the transfer agent of the Company to deliver to the ~~optionee~~Optionee (or his heirs or legatees or the liquidator of his estate) a certificate in the name of the ~~optionee~~said Optionee (or of his heirs or legatees or of the liquidator of his estate) for the aggregate ~~number of options~~of Common Shares covered by the option so exercised. If imposed by the Board by notification to the ~~optionee~~Optionee at the time of granting the option, the exercise of an option is conditional upon the ~~optionee~~said Optionee representing that he is purchasing the Common Shares, in accordance with the Plan, for investment purposes only and not with ~~the~~a view ~~of~~to the resale or distribution thereof.

SECTION VII - ADJUSTMENT TO COMMON SHARES SUBJECT TO THE OPTION

7.1 In the event that the Common Shares are hereafter changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation, or in the event that there is a reorganization, amalgamation~~,~~ or consolidation of the Company, reclassification, dividend payable in capital stock or other change in the capital stock of the Company, the Board shall make adjustments as it deems appropriate in the number and kind of ~~shares for the purchase of which options~~the Common Shares covered by any option granted or that may be granted under the Plan, and such adjustments shall be final and binding.

~~SECTION VIII - ADJUSTMENT OR DISCONTINUANCE OF THE PLAN~~SECTION VIII -MERGER, OFFER TO PURCHASE, WINDING-UP OR DISSOLUTION

~~8.1 Subject to the prior approval of the Toronto Stock Exchange and of any other regulatory authorities, if such approval is required, the Board may amend or discontinue the Plan or the terms of any options granted under the Plan at any time, provided, however, that no such amendment may detrimentally alter any option previously granted to an optionee under the Plan without the consent of the optionee, except to the extent required by law.~~

8.1 ~~8.2~~ Notwithstanding ~~anything contained~~any provision to the contrary in this Plan or in any resolution of the Board in connection therewith :

8.1.1 ~~8.2.1~~ in the event the Company proposes to amalgamate, merge or consolidate with any other corporation (other than with a wholly-~~owed~~owned subsidiary of the Company) or to liquidate, dissolve or wind-up, or in the event an offer to purchase with respect to the Common Shares or any part thereof ~~shall be~~is made to all holders of Common Shares, the ~~Company shall have~~Board reserves the right, upon written notice thereof to each ~~optionee~~Optionee under this Plan, to permit the exercise of all such options within the thirty (30) day period next following the date of such notice and to determine that upon the expiration of such thirty (30) day period, all ~~optionees~~Optionees' rights to such options shall terminate and cease to have any further force or effect whatsoever;

8.1.2 ~~8.2.2~~ the Board may, by resolution, advance the date on which any option may be exercised, in the manner to be set forth in such resolution. The Board shall not, in the event of any such advancement, be under any obligation to advance the date upon which any option may be exercised by any other ~~optionee~~Optionee; and

8.1.3 ~~8.2.3~~ the Board may, by resolution, but subject to applicable legal and regulatory provisions, decide that any or all of the provisions hereof concerning the effect of termination of the ~~optionee~~Optionee's employment shall not apply to an ~~optionee~~Optionee.

Section IX - Amendment of the Plan.

9.1 The Board may amend or suspend or terminate the Plan at any time, provided that such amendment, suspension or termination:

9.1.1 does not require the approval of the securities regulatory authorities or of the Company's shareholders; and.

9.1.2 does not adversely affect the rights of an Optionee holding an option at the time of the amendment, unless he consents thereto.

9.2 The Board may from time to time by resolution and without the approval of the shareholders make the following amendments to the Plan or to an option granted under the Plan:

9.2.1 an amendment to the exercise price of an option, unless it consists of a reduction in the exercise price of an option held by an insider, within the meaning given to this term below;

9.2.2 an amendment to the expiry date of an option, unless the amendment postpones the expiry of an option held by an insider;

9.2.3 add a provision to or delete a provision from the Plan or make an amendment thereto that is necessary to comply with the governing laws or requirements of the securities regulatory authorities;

9.2.4 an amendment to correct or rectify an ambiguity, an inapplicable provision, an error or omission in the Plan or in an option;

9.2.5 an amendment to the class of participants eligible for the Plan;

9.2.6 the addition of a cashless exercise feature, payable in cash or securities, regardless of whether it provides for a full deduction of the number of underlying Common Shares from the total number of Common Shares in the Plan reserve.

9.2.7 the addition of any form of financial assistance that the Company may provide to the Optionees to facilitate the purchase of the underlying Common Shares under the Plan, as well as any subsequent amendment made to the provisions providing for such financial assistance; and

9.2.8 any other amendment requiring the approval of the shareholders under paragraph 9.3 hereof.

9.3 The following amendments to the Plan must be approved by the shareholders:

9.3.1 an increase in the number of Common Shares reserved for issuance under the Plan; and

9.3.2 a reduction in the exercise price or the extension of the expiry date of an option held by an insider.

9.4 "**Insider**" has the meaning given to it in subsection 1(1) of the *Securities Act* (Ontario), as it may be amended from time to time, and includes the insider's associates and affiliates.

Section X - Effective date of Plan

10.1 9.1 This Plan was adoptedpassed by the Board on July 15, 1993 and was modifiedamended by the Board on April 4th, 1996, on November 13, 1996, on September 29, 1997, on November 19, 1997 and on January 29, 2004. Should changes be required to this Plan by any securities commission or other governmental body of any province of Canada to which this Plan is submitted or1997, January 29, 2004, and March 16, 2007. The amendments to this Plan take effect as of March 16, 2007, subject to approval by the Company's shareholders, to be obtained by way of resolution at the next shareholders' meeting, and subject to acceptance by the Toronto Stock Exchange, by any other exchange on which the Common Shares may from time to time be listed or by any other authority having jurisdiction, such changes shall be made in this Plan as are necessary to conform with such requests and, if such changes are approved by the Board, this Plan, as amended, shall be deemed in full force and effect in this amended form as at and from July 15, 1993.,

Semafo Inc.
750 Marcel-Laurin Boulevard
Suite 375
Saint-Laurent, Québec Canada
H4M 2M4
Tel.: (514) 744-4408
Fax: (514) 744-2291
info@semafo.com

SEM AFC

RECEIVED

2008 APR 17 P 12:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy – Annual and Special Meeting to be held on May 10, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., EDT on Wednesday, May 9, 2007.

Fold

ELECTRONIC DELIVERY OF SECURITYHOLDER COMMUNICATIONS

We are implementing a voluntary program for delivery to securityholders of company documents by electronic means. This will result in increased convenience to securityholders, benefits to our environment and reduced costs. This new initiative will give securityholders the ability to electronically access important company documents easily and quickly.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

14FE07063.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We being holder(s) of Semafo Inc. (the "Company") hereby appoint: Jean Lamarre, Chairman of the Board, or failing him Benoit La Salle, President and Chief Executive Officer.

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Board or the President and Chief Executive Officer of the Company.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the General Annual and Special Meeting of Shareholders of the Company to be held at Saint-François Hall at the Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec, Canada on Thursday May 10, 2007 at 4:00 P.M. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Management recommends that you vote **FOR** all of the nominees listed below:

Fold

For Withhold

Messrs. Bryan A. Coates, Jean Lamarre, Benoit La Salle, John LeBoutillier, Jean-Pierre Lefebvre and Gilles Masson.
More information on the proposed nominees is included in the accompanying information circular.

For Withhold

2. Appointment of Auditors

VOTE OR WITHHOLD FROM VOTING on the re-appointment of PricewaterhouseCoopers L.L.P. as Auditors of the Company for the ensuing year and at a remuneration to be fixed by the Directors.

For Against

3. Modification of the Company's Stock Option Plan

VOTE FOR OR VOTE AGAINST the resolution modifying the stock option plan of the Company.

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 4 0 6 7 A R 2 S M F Q

SEM AFO

VIA SEDAR

May 11, 2007

To the securities regulatory authorities of the

- Province of Québec
- Province of Ontario
- Province of Alberta
- Province of British Columbia

RE: Semafo inc. (the "Company")
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI- 51-102")

Following the annual general and special meeting of shareholders of the Company held on May 10, 2007 (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby notify you of the following voting results obtained at the Meeting:

Item Voted Upon	***Voting Result***
1. Appointment of Directors	All the nominees proposed by the management were elected by a majority of shareholders on a show of hands.
2. Re-appointment of Pricewatherhouse Coopers L.L.P, Chartered Accountants, as auditors of the Company	Pricewatherhouse Coopers L.L.P, Chartered Accountants were re-appointed as the Company's auditors and the directors of the Company were authorized to determine their remuneration by a majority of shareholders on a show of hands.
3. Approval of certain modifications of the Company's Stock Option Plan	The proposed modifications to the Stock Options Plan were approved by a majority of shareholders on a show of hands.

Trusting the whole is to your satisfaction, we remain

Yours truly,

(signed) *Martin Rolland*
Chief Legal Officer and Assistant Secretary

Tel : (514) 744-4408
Fax : (514) 744-2291
E-mail : info@semafo.com

Semafo inc.
750, boul. Marcel-Laurin, suite 375
Saint-Laurent (Quebec) Canada
H4M 2M4

Computershare

Computershare Trust Company of Canada
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

SEDAR PROFILE # 2563

February 16, 2007

To: All Canadian Securities regulatory authorities

Subject: Semafo Inc.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual & Special
2.	Security Description of Voting Issue :	Common Shares
3.	CUSIP Number :	816922108
	ISIN :	CA8169221089
4.	Record Date for Notice of Meeting :	March 15, 2007
	Record Date for Voting :	March 15, 2007
5.	Meeting Date :	May 10, 2007
6.	Meeting Location :	Montreal, Quebec

Sincerely,

Computershare Trust Company of Canada

Agent for Semafo Inc.

Committed...


SEM
AFO

2007

Explore, Develop, Produce

Annual Report

Semafo,

Committed to Making a Difference . . . .

"I want to go to school. I want to learn. I want to grow up to be an important person, so that when I am big, I can help my family, my village and my country."



Sadou Hassane
11 years old
Bossey Bangou, Niger



"Clean water to drink and a home of my own to raise a family; this is what is truly important to me."

Adama Davou
Village Development Committee
Somona, Burkina Faso





Message to Shareholders

"At Semafo, good governance goes beyond sound corporate practices. It extends to the communities in West Africa where our commitment to social, environmental and economic development is fundamental to the continued success of our organization."



At Semafo, we are committed to continual improvement through sound corporate governance practices. We realize that establishing and maintaining a culture of integrity and respect for all of the company's stakeholders is fundamental to our commitment to evolve conscientiously, growing the organization to become a major player in West Africa.

Central to the principles of Semafo's corporate governance is the Board of Directors, the majority of whose members are independent. The Board's stewardship responsibilities include reviewing and approving strategic plan, guiding and supporting management's progress in the pursuit of long-term value-creation strategies, as well as effective risk management and financial reporting strategies.

As board members, a fundamental element of our stewardship responsibility is to ensure that we act in the best interest of shareholders. The Board takes a structured approach to assessing and managing uncertainties and opportunities that Semafo may encounter as it creates value. As such, all policies are reviewed regularly to ensure consistency with the organization's strategies.



Semafo's Board of Directors is responsible for establishing and adapting our corporate governance practices to meet new demands and seize new opportunities while maintaining the utmost respect for the environment, beliefs and ideals of the African culture in which we operate.

During the past several years, our commitment to a strong vision and the elaboration of clear and deliberate strategies has enabled us to confront challenge with enthusiasm. We use each challenge to attain improvement and in this vein, 2007 was a constructive year.



We strengthened our commitment to sustainability through ethical social, environmental and economic policy and behavior. We reiterated our commitment to adding value to the communities in which we operate, while minimizing any adverse effects that may result from our efforts.

Semafo was responsible for the establishment of numerous important educational initiatives including the construction of classrooms, as well as the purchase and distribution of essential school supplies and furniture. Community health programs continue to provide families with clean water and access to medical consultations.

Semafo remains committed to its people and appreciates individual dignity and cultural diversity. We value the contributions of our employees and are committed to providing them a safe working environment. Over the past year, we have developed a new systematic computerized program that will enable management to identify and implement timely individual and group training initiatives.

Semafo will continue to build success with each endeavor, while making a conscious effort to improve the economic base and capabilities of the communities in which we operate.

On behalf of the Board of Directors, I would like to thank the shareholders for their continued support and confidence in Semafo. I would also like to extend my sincere appreciation to the directors, management team and employees for their efforts and accomplishments. We are all committed to working collectively as a team in the pursuit of increased shareholder value.







Jean Lamarre
Chairman of the Board



Message to Shareholders

"Semafo is committed to evolve conscientiously... while maintaining principles and strengthening relationships to increase shareholder value..."



As a grassroots exploration company ten years ago, Semafo's long-term objective was to move progressively from exploration to development to production with multiple mines in West Africa. Today, the fruits of these efforts have never been more apparent as we preside over gold projects in three West African countries with exploration permits covering some 5,000 square kilometers.

At no time has this transformation been more dynamic than over the past twenty-four months, following a shareholder's divestiture of their 51% control block. During this period, senior management carried out extensive audits of each project, which led to the recruitment of new individuals and subsequent reorganization and strengthening of our management and operations team. In addition, we established comprehensive management systems and processes for each mine. Last fall, we inaugurated a regional office in Ouagadougou, Burkina Faso in order to facilitate enhanced coordination and quicker response times throughout our operations. Although faced with unexpected challenges during the transition period, our new team stood strong, successfully dealing with adversity while steadfastly advancing construction of a new mine and plant facility in Burkina Faso.



From geology to procurement, construction, mine engineering and production, Semafo proudly employs some 1,200 individuals. Our enviable record in the area of health and safety is one example amongst many that speak to your company's commitment to its employees. Today, we reflect positively upon the progress we have made and focus on identifying and realizing the actions necessary to secure the future.



Benoit La Salle
President
& Chief Executive Officer





Committed to the Diligent Management of our Mining and Exploration Activities

Committed to Building our Resource and Reserve Base

Semafo's West African based holdings are comprised of three gold mines in the countries of Burkina Faso, Niger and Guinea.

In 2007, gold production at the Kiniero and Samira Hill mines totaled 106,400 ounces, an increase of 12% over 2006. In light of the Mana mine start-up, the company has increased its total production target by 60% for 2008 to between 165,000 and 185,000 ounces.

Mana Mine, Burkina Faso

Mana had an excellent year, as the latter phases of construction of the plant were carried out in an efficient and effective manner. Despite working in a challenging environment, whereby delivery delays in the manufacture of mine and plant equipment are being experienced worldwide, we have constructed the mine and plant within two months of the original schedule established in 2006.

The Mana plant is a highly computerized, technologically advanced facility. With positive exploration results, we can look towards the future with optimism for increased production capacity based on the design of the facilities.

As part of our commitment to limit our environmental footprint, construction of the site was carefully planned and executed. The main road was designed and built to also serve as an airstrip and trees were conscientiously spared during the erection of housing for the local villagers as well as the mining camp.

Exploration efforts at Mana, completed in 2007, revealed positive drilling results on our two known main gold deposits, Wona and Nyafe. Definition drilling on Nyafe confirmed even increased mineralization. Geophysical work carried out during the year led to a 3km extension of the Wona structure toward the northeast. Subsequent drilling further confirmed the potential extension.

Samira Hill Mine, Niger

Samira Hill experienced a good year, having respected budgets and achieved plan with the production of 79,300 ounces of gold. The plant processed a total of 1,510,500 tonnes of ore at an average head grade of 1.99 g/t. Efficient operations and stringent metallurgical control saw gold recovery rise to 83% from 80% in the previous year.

During the year, Semafo concluded a sourcing contract with the Niger National Power Grid providing electricity to the Samira Hill property with at over 90% efficiency. This new power source resulted in the offset of increased fuel and consumable costs thereby contributing to a substantial reduction in operating expenses.

Approximately 800,000 tonnes of ore have been stockpiled on the ROM pad, representing six months of milling capacity.

sormeaux
Vice-President &
rating Officer

Exploration efforts were expanded significantly during the past year, with positive results received from all three projects: Mana in Burkina Faso, Samira Hill in Niger and Kiniero in Guinea.

Increased exploration activities in 2007 further corroborate our commitment to build the resource and reserve base and ultimately extend mine life.

Although disappointed with our financial results in 2007, we are encouraged by the progress achieved in addressing our operational issues and, as we head into 2008, look forward to a year in which all projects meet plan and stakeholder expectation. The successful start-up of the Mana mine and the diligent management of operating costs are all part of our commitment to reposition the company to seize opportunities moving forward.

Semafo remains committed to evolve conscientiously to become a major player in our geographical area of interest, while maintaining principles and strengthening relationships to ultimately increase shareholder value. Accordingly, we believe that the efforts made during 2007 will contribute significantly to Semafo's future and remain confident that your company is poised for growth and profitability for many years to come.

We would like to express our sincere appreciation to our employees, as well as our neighbouring communities and other stake holders in our host countries for their ongoing support and conviction in our abilities.



Benoit Desormeaux
Executive Vice-President &
Chief Operating Officer









Committed to Attracting and Retaining Experienced Industry Personnel

Committed to Building Success Responsibly



Exploration activities at Samira Hill in 2007 were mainly focused on the Samira sedimentary horizon. A thorough IP survey covering 534 kilometers was carried from January to August enabling the identification of some new zones including two with significant potential: Sikia 1, located to the southeast of the Libiri pit, and Libiri Plateau located to the northeast of the Libiri pit. Work to date indicates that the zones run, in length, one kilometer and 500 meters respectively. The exploration program at this mine is aimed at increasing the property's reserves and resources and extending mine life.

Kiniero Mine, Guinea

Geological issues at Kiniero contributed to the underperformance of this property in 2007. The structures identified for mining contained lower than anticipated mineralization. Definition drilling together with geological and ore genesis studies ascertained lower grade structures of second order in the mineralization process owing to swarms of much finer veins creating internal dilution.

In order to return the mine to acceptable production levels, a series of initiatives and detailed action plans were undertaken in the third quarter, mainly reorienting the main mill feed source to first order structures such as the West Balan.

"The Mana mine start-up and diligent management of our operations across the board, are all part of Semafo's commitment to maximize opportunities."

Gold production totaled 27,100 ounces. The plant processed a total of 465,100 tonnes of ore at an average head grade of 1.9 g/t, which was down from 576,200 tonnes at a grade of 2.7 g/t in 2006. Recoveries dropped to 92% in 2007 from 94% the year prior. Notwithstanding challenging geological conditions, the Kiniero labor force made a solid contribution to efficient and effective operations.

The 2007 exploration program focused primarily on the delineation of known zones, such as the West Balan, as these areas are recognized to have the most favorable geological settings. This structure and its extension provide opportunity for future development. Over the last year, the strike length of West Balan has been extended three times bringing the known strike-length of its South-West Balan extension to a total of 1,100m and the overall length to over 1,600m, while remaining open to the southwest. Work was carried out through a comprehensive RC drilling program.



Looking ahead to 2008 we have established the following objectives:

- Successful start-up of the Mana mine
- Continue the expanded exploration programs initiated in 2007 to increase resource and reserves and ultimately extend mine life
- Achieve ongoing, stable production at the Samira Hill and Kiniero gold mines
- Increase gold production by 60%
- Pursue strategic initiatives aimed at increasing shareholder value



Committed to the Environment

Committed to Preserving our Natural Resources

"In protecting the environment, Semafo is enhancing the quality of life in the communities in which we operate."







Since Semafo's first project development in 2000, it has been management's belief that the ongoing sustainability of our *organization is directly related to the establishment and* maintenance of good stewardship practices. Today, we continue these practices through the efficient extraction of mineral resources and protection of the environment.

At Semafo, we are committed to establishing and maintaining comprehensive management systems and processes to effectively monitor and control the environmental aspects of our activities. We believe that the safety and well being of people and the preservation and conservation of the environment are an integral part of our business.

Semafo conducts all operations in an environmentally conscious manner while ensuring compliance with applicable national and local regulations. All Semafo sites undergo rigorous environmental analysis throughout the mine life.

We are committed to responsible waste management policies and procedures in order to ensure the safety of people and the protection of the environment.



Committed to Responsible Mining

Water monitoring and vigilant resource management practices have been put in place in order to protect this natural commodity. Instrumentation has been installed to measure and control usage and, when possible, recycle water in the operating processing systems.

By protecting the environment, Semafo is committed to enhancing the quality of life in the communities in which we operate.





"Semafo is committed to continue to meet and raise the bar on our environmental efforts and performance."







Committed to the **Communities** in which we Operate

Committed to Supporting Future Generations



Since its beginnings, Semafo's has gone beyond simply conducting business. We have striven to be good corporate citizens and remain committed to making significant contributions and improving the quality of life in the communities in which we operate. Through the development and support of local initiatives in education, healthcare and agriculture, Semafo has touched the lives of many.

In 2007, Semafo is pleased to have developed and realized academic initiatives including the construction of a total of four classrooms in Niger: two in Bossey Bangou and one in both Boulkagou and Libiri. These classrooms can accommodate a total of 200 students that, without these facilities, would not necessarily have the opportunity to further their education. The donation of much needed schooling supplies and materials to existing educational programs are also part of our ongoing commitment to the literacy and employability of future generations. In Kiniero, in collaboration with the United National Development Program, Semafo is constructing a community youth and literacy centre; a milieu to provide education not only to the young people, but to offer local women the opportunity to learn the rudiments of reading and writing.





Committed to Making a Difference

Committed to a Better Tomorrow



We have partnered with the communities to improve health and safety. Semafo has made medical consultancy available to employees and their families, and has been instrumental in establishing vaccination and awareness programs. In Balan, Semafo has initiated an emergency evacuation program, whereby any seriously ill or injured villagers or personnel are transported to medical facilities in Kankan and Conakry for immediate treatment. We have also established HIV/AIDS awareness and prevention programs and are currently preparing similar programs for the neighboring river-dwelling communities to prevent the spread of Malaria.

"Semafo is committed to operating in a conscientious manner, maintaining the utmost respect for humanity and the environment."

At Semafo, we are committed to empowering individuals and groups by providing skills to assist them in effecting sustainable positive change. As part of this commitment, Semafo built new housing units and drilled two new fresh water wells in Niger and Burkina Faso. Two grain mills were donated to the women of the villages to ease the task of grinding grain, a main food staple of West African inhabitants. We have also initiated a youth development program within our communities to stimulate and support local adolescents.

Semafo's commitment to social responsibility is ongoing and will continue in 2008 with the further construction of new classrooms, the donation of additional schooling supplies and continued health services.







Board of Directors and Officers

Board of Directors

Jean Lamarre (Chairman)
President
Lamarre Consultants

Benoit La Salle
President and Chief Executive Officer
Semafo Inc.

Bryan A. Coates
Vice-President Finance & CFO
Osisko Exploration Ltee

John LeBoutillier, C.M.
Chairman of the Board,
Industrielle Alliance
Insurance and Financial Services Inc.

Jean-Pierre Lefebvre
President
Lefebvre, Daigneault, Hamelin Inc.

Gilles Masson
Corporate Director

Board Committees

Audit Committee

Gilles Masson (Chairman)
Bryan A. Coates
Jean Lamarre

Human Resources and Corporate Governance Committee

Jean-Pierre Lefebvre (Chairman)
Jean Lamarre
John LeBoutillier, C.M.

Officers

Benoit La Salle
President and Chief Executive Officer

Benoit Desormeaux
Executive Vice-President and Chief Operating Officer

Martin Milette
Chief Financial Officer

Michel Crevier
Geology Manager and Qualified Person

Martin Rolland
Chief Legal Officer and Secretary



Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding expectations of the Company as to the market price of gold, strategic plans, future commercial production, production targets, timetables, mining operating expenses, capital expenditures, and mineral reserve and resource estimates. Forward-looking statements involve known and unknown risks and uncertainties and accordingly, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, fluctuations in the market price of precious metals, mining industry risks, uncertainty as to calculation of mineral reserves and resources, risks related to hedging strategies, risks of delays in construction, requirements of additional financing and other risks described in this MD&A and in the Company's other documents filed from time to time with Canadian securities regulatory authorities. Although the Company is of the opinion that these forward-looking statements are based on reasonable assumptions, those assumptions may prove to be incorrect. Accordingly, readers should not place undue reliance on forward-looking statements. Readers can find further information with respect to risks in the Annual Information Form of the Company and other filings of the Company with Canadian securities regulatory authorities available at www.sedar.com. The Company disclaims any obligation to update or revise these forward-looking statements, except as required by applicable law.

Corporate Information

CORPORATE OFFICE CANADA

Semafo Inc.
750 Marcel-Laurin Boulevard
Suite 375
Saint-Laurent, Québec H4M 2M4
Telephone: (514) 744-4408
Fax: (514) 744-2291
E-mail: info@semafo.com
Web site: www.semafo.com

BARBADOS

Semafo (Barbados) Limited
African GeoMin Mining Development Corporation Ltd.
The Gables
Haggatt Hall
St-Michael, Barbados
West Indies

BURKINA FASO

Semafo Burkina Faso S.A.
Mana Minéral S.A.
Sector 13 Babanguida Avenue
Benda Street, Door # 211
01 PO BOX 390
Ouagadougou, Burkina Faso
Telephone: (011) 226.50.36.95.92
Fax: (011) 226.50.36.95.87
E-mail: info@semafobf.com

NIGER

Société des Mines du Liptako (SML) S.A.
Mali Béro Boulevard
169 IB 73 Street
PO BOX 12470
Niamey, Niger
Telephone: (011) 227.20.75.30.32
Fax: (011) 227.20.75.30.40
E-mail: info@smlniger.com

GUINEA

Semafo Guinée S.A.
Les Minéraux SGV S.A.
Kossaken Minéral S.A.
PO BOX 2073
Boulevard du Commerce
Immeuble ETI face Ambassade de France
Conakry, République de Guinée
Telephone: (011) 224.30.43.52.41
E-mail: info@semafoguinee.com

AUDITORS

PricewaterhouseCoopers LLP
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Québec H3B 2G4

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
1500 University Street
Suite 700
Montréal, Québec H3A 3S8

BANKER

Scotiabank
Montréal, Québec

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol 'SMF'
Cusip 816922

ANNUAL REPORT

For investors inquiries, including additional copies of this report in French or English, please contact investor relations at:

SEMAFO Inc.
Tel: (514) 744-4408
Fax: (514) 744-2291
Email: info@semafo.com
Website: www.semafo.com

ANNUAL SHAREHOLDERS MEETING

The Annual Shareholders Meeting will be held at 2:00 p.m. on Wednesday, June 18, 2008 at:

Queen Elizabeth Hotel
St-François Room
900 René-Lévesque Boulevard West
Montréal, Québec



SEM
AFO

2007

Form 52-109F1
Certification of Annual Filings

I, ***Martin Milette, Chief Financial Officer of Semafo Inc.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Semafo *Inc.*** (the issuer) for the period ending ***December 31, 2007***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 25, 2008

(Signed)
Martin Milette
Chief Financial Officer


2007

AFO

Explore, Develop, Produce

MANAGEMENT DISCUSSION & ANALYSIS

The Management's Discussion and Analysis ("MD&A") provides a discussion and analysis of our financial condition and results of operations to enable readers to assess material changes in financial condition and results of operations for the three-month period ended September 30, 2007 compared to the corresponding period last year. This MD&A, prepared as of November 12, 2007, is intended to complement and supplement our consolidated interim financial statements. It should be read in conjunction with the MD&A for the period ended December 31, 2006, our audited consolidated annual financial statements for the year ended December 31, 2006 and notes thereto, together with our consolidated interim financial statements and notes thereto for the quarter ended September 30, 2007. Our financial statements and this MD&A are intended to provide investors with reasonable basis for assessing our results of operation and our financial performance.

Our audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), all dollar amounts are expressed in U.S. dollars, unless otherwise specified. Effective January 1, 2007, the Company adopted four new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") addressing Financial Instruments, Stripping Costs Incurred in the Production Phase of a Mining Operation (stripping costs), Comprehensive Income and Unitholders' Equity. See note 3 of the consolidated interim financial statements as at September 30, 2007.

HIGHLIGHTS

	Three-month period ended September 30		Nine-month period ended September 30	
	2007	2006	2007	2006
Operations				
Gold production (ounces)	**20,500**	15,200	**79,700**	73,200
Gold sales (ounces)	**24,000**	13,800	**79,600**	73,600
Cash operating cost ($/tonne processed) (2)(3)	**27**	29	**26**	25
Cash operating cost ($/ounce produced) (2)(3)	**504**	427	**473**	380
Average selling price ($/ounce)	**680**	569	**666**	480
Results (in thousands $)				
Gold sales	**16,314**	7,853	**53,026**	35,337
Net loss (3)	**(10,317)**	(5,034)	**(15,633)**	(7,077)
Cash flow from operating activities (1)(2)(3)	**859**	(1,339)	**6,309**	358

1 Cash flow from operating activities excludes changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment.

2 Non GAAP measures.

3 The 2006 amounts are restated since the company adopted CICA EIC-160 - 'Stripping Costs Incurred in the Production Phase of a Mining Operation".

HIGHLIGHTS FOR THE THIRD QUARTER 2007

- **A 35% increase in gold production with 20,500 ounces produced in the quarter compared to the third quarter of 2006**
- **Significant progress made on Mana mine construction and execution of the Mana mining convention**
- **Cash flow from operating activities of $859,000**
- **Net loss of $10,317,000 in the third quarter of 2007 including an unrealized loss of $7,150,000 resulting from the mark to market of gold sales contracts**
- **Commencement of drilling on high-potential extensions of the Wona structure in Burkina Faso and on the SE horizon of the Libiri structure in Niger**

OBJECTIVES 2007

- ❑ **Expand exploration programs, spending $10,000,000 to increase reserves and resources, thereby increasing the mine life of our projects**
- ❑ **Produce between 77,000 and 83,000 ounces of gold at Samira Hill**
- ❑ **Complete construction of the Mana project and begin gold production in the first quarter of 2008**
- ❑ **Boost production and reduce the cash operating costs at the Kiniero mine by commencement of the West Balan pit operations**

3rd Quarter 2007

EXPLORATION

Exploration activities continued during the third quarter despite a slow down due to the rainy season.

Burkina Faso

Following the 36.5 km PP geophysical program completed in May 2007 on the Wona project, an RC drilling program was initiated and completed in July. The mineralized zone demonstrated the potential for continuity over some 1,300 metres, with tapering off thereafter. Since high-grade meta-sediments continue north of this extension, this zone remains a good potential. RC and core drillings as well as delineation programs are ongoing in most promising sections. The geophysical program will also continue.

RAB drilling exploration continued, primarily in the Kona permit area whereas trenching work focused on Massala.

Niger

The IP 2007 survey was completed during the third quarter. Preliminary results indicate a considerable extension of the Samira horizon as well as all the inflexions in the ore trend. The latter characteristic is important for our exploration program since it is related to mineralization.

Scheduled drilling programs were completed despite the difficulties encountered during the rainy season. In the eastern zone of the Libiri pit drilling activities included approximately 4,900 m of RC drilling at Sikia 1; 7,700 m at Libiri Plateau and 2,700 m at Libiri NW with some 2,350 m of delineation drilling at Boundary. Additionally, RAB drilling was performed at Sikia 1 and the "Fold Zone" (east of the Libiri Plateau). In the Western Samira sector, drilling activities included some 1,000 m of RC and 1,600 m of RAB drilling in the Boulondjounga zone, following the RAB anomalies detected in 2006. RAB drilling was also undertaken at Dog Tiawa and Boulondjounga targets.

Guinea

During the third quarter, activities consisted mainly of RC drilling and a low-altitude airborne magnetic geophysical survey.

6,400 m of RC drilling was carried out in the West Balan (SW extension), Sabali East and Farabana sectors. Much of the data have yet to be analysed; however, current data indicate promising mineralization levels in the West Balan extension, suggesting a continuation of the zone and at Sabali East in the northern section.

The processed images from the airborne magnetic survey clearly indicate the existence of several geostructural locations within the permit area. The result of geochemical soil sampling currently underway will be instrumental in the identification of gold prospect and geology using the airborne survey. Once completed, new targets may be identified based, in part, on the analysis conducted and recommended by Damien Gaboury, PhD in his report following his June visit.

A trench has been completed in the Djikouroumba zone, yielding an intersection of 25.6 g/t Au/1m and 3.85 g/t Au/1m.

3rd Quarter 2007

MANA PROJECT DEVELOPMENT

Construction of the Mana project's plant and infrastructure has reached the latter stages with gold production scheduled for the first quarter of 2008.

The following provides a brief overview of the construction work completed to date:

- ✓ Construction of the base of the rompad using waste material from the Wona pit.
- ✓ Structural steel erection to be completed in November.
- ✓ Start-up of the power generator is scheduled for November.
- ✓ Construction of the housing and the relocation of the villagers have been completed.
- ✓ Stripping of the Wona and Nyafé pits is underway. More than 2,500,000 tonnes of waste have been removed. Ore is presently accessible for mining at Wona.
- ✓ The water dam has been completed.
- ✓ Construction of the tailings dam will be completed in early December.
- ✓ Two water tanks and six CIL tanks have been installed, including the agitator and motor.
- ✓ Installation of the crushing circuit is on-going with completion scheduled for late November.
- ✓ The apron feeders have been installed.
- ✓ The elution equipment and regeneration kiln have been installed.
- ✓ The 2,000 tonne/day ball mill is on site and start-up will use this piece of equipment.
- ✓ The final components of the 4,000 tonne/day ball mill are scheduled for shipment in the first quarter of 2008.
- ✓ The fuel supply agreement for the operating phase has been signed.
- ✓ The mining agreement has been signed.

The Mana project's proven and probable in-situ reserves are estimated at 9,200,000 tonnes grading 3.06 g/t for a total of 900,000 ounces of gold.

As at September 30, 2007, a total of $62,606,000 was committed on this project.

THIRD QUARTER – THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

REVIEW OF MINING OPERATIONS

Samira Hill Mine

Three-month periods ended September 30	2007	2006
Operating statistics		
Ore mined (tonnes)	**411,000**	163,900
Ore processed (tonnes)	**329,700**	97,600
Head grade (g/tonne)	**1.99**	2.25
Recovery (%)	**84**	84
Gold production (ounces)	**17,300**	5,000
Cash operating costs ($/ounce produced) [1]	**440**	433
Cash operating costs ($/tonne processed) [1]	**24**	26

1 The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation".

The following table sets forth the variations in the cash operating cost per tonne processed and per ounce produced as compared to the corresponding previous period.

Variation in the cash operating costs	$ per tonne processed	$ per ounce produced
Cash operating costs – 3rd quarter 2006	**26**	**433**
Decrease in costs related to the decrease in strip ratio	(3)	(66)
Increase in price of fuel	1	22
Increase in price of reagents and consumables	1	22
Energy cost savings related to joining the national power grid	(1)	(22)
Increase due to the decreased head-grade recovered in the ore processed	-	51
Cash operating costs – 3rd quarter 2007	**24**	**440**

During the three-month period ended September 30, 2007, a total of 411,000 tonnes of ore and 1,454,200 tonnes of waste material was extracted at the Samira Hill mine, from the Samira Main, Samira East and Libiri pits, for a stripping ratio of 3.5:1. In comparison, a total of 163,900 tonnes of ore and 1,728,100 tonnes of waste material were extracted for a stripping ratio of 10:1 during the same period in 2006. During the third quarter of 2007, the main extraction zone was the Libiri pit.

During the third quarter of 2007, a total of 329,700 tonnes of ore at an average grade of 1.99 g/t was processed at Samira Hill, compared with 97,600 tonnes of ore at an average grade of 2.25 g/t during the same period in 2006. This increase in the tonnage processed was primarily due to the plant shutdown in 2006 after the ball mill's gearbox failure, causing a shutdown of operations for more than two months during the third quarter of 2006. The decrease in the grade of ore processed was due to extraction from the Libiri pit, which has lower-grade ore, on average, than at the Samira Main and Samira East pits.

A total of 17,300 ounces of gold was produced at Samira Hill during the third quarter of 2007 at a cash operating cost of $440 per ounce, compared to 5,000 ounces at a cash operating cost of $433 per ounce for the same period in 2006. The increase in the ounces produced was due to the increase in the tonnage processed. The cash operating cost per tonne of ore processed was $24 in the third quarter of 2007, down from $26 for the same period of 2006. This decrease was attributed primarily to the decrease in the strip ratio.

3rd Quarter 2007

Kiniero Mine

Three-month periods ended September 30	2007	2006
Operating statistics		
Ore mined (tonnes)	**64,000**	88,500
Ore processed (tonnes)	**48,200**	132,900
Head grade (g/tonne)	**2.02**	2.53
Recovery (%)	**96**	93
Gold production (ounces)	**3,200**	10,200
Cash operating costs ($/ounce produced) [1]	**851**	424
Cash operating costs ($/tonne processed) [1]	**53**	32

1 The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

The following table sets forth the variations in the cash operating cost per tonne processed and per ounce produced as compared to the corresponding previous period.

Variation in the cash operating costs	$ per tonne processed	$ per ounce produced
Cash operating costs – 3rd quarter 2006	**32**	**424**
Increase in costs related to the increase in strip ratio	6	78
Increase in price of fuel	2	26
Increase in maintenance	3	39
Increase in salary expenses	3	39
Increase in price of reagents and consumables	1	13
Fixed costs effect on lower tonne processed	6	78
Increase following the reduction of the head-grade recovered of the ore processed		154
Cash operating costs – 3rd quarter 2007	**53**	**851**

During the three-month period ended September 30, 2007; a total of 1,170,000 tonnes of material was mined at Kiniero, including 64,000 tonnes of ore, for a stripping ratio of more than 18:1. During the quarter, the mining fleet was also used to prepare the West Balan pit, where over 190,000 tonnes of waste material were mined and used to construct the road. In comparison, during the third quarter of 2006, a total of 1,284,900 tonnes of material was mined, including 88,500 tonnes of ore, for a stripping ratio of more than 14:1. A heavy rainy season in Guinea and throughout West Africa, resulted in a slowdown in the mining cycle and an increase in the cash cost per tonne extracted. In September, following a review of West Balan's geological data, the mining plan was revised, concentrating all efforts on West Balan, the most profitable pit.

A total of 48,200 tonnes of ore at an average grade of 2.02 g/t was processed at Kiniero during the three-month period ended September 30, 2007, down from 132,900 tonnes of ore at an average grade of 2.53 g/t during the same period in 2006. The decrease in the tonnage of ore processed was primarily due to the lack of ore and to the plant shutdown for maintenance. The decrease in the grade of ore processed was primarily due to the geological challenges encountered at Kiniero since early 2007, in addition to the high stripping ratio, which forced us to process lower-grade stockpiled ore.

During the three-month period ended September 30, 2007, a total of 3,200 ounces of gold was produced at a cash operating cost of $851 per ounce, compared with 10,200 ounces at a cash operating cost of $424 per ounce during the same period in 2006. The increase in the cash operating cost per ounce produced was due to higher cash operating costs per tonne and to the lower-grade ore processed.

3rd Quarter 2007

RESULTS

Significant Financial Data

(in accordance with Canadian generally accepted accounting principles)

Three-month periods ended September 30	2007	2006
Statements of operations and cash flows		
(in thousands $, except for amounts per share)		
Revenues – Gold sales	**16,314**	5,569
Net loss [(2)]	**(10,317)**	(5,034)
Net loss per share [(2)]		
Basic	**(0.05)**	(0.03)
Diluted	**(0.05)**	(0.03)
Operating cash flow [(1)(2)]	**859**	(1,339)
	As at September 30, 2007	**As at December 31, 2006**
Balance sheet		
Cash and cash equivalents	**26,200**	82,605
Restricted cash	**8,250**	1,250
Total assets [(2)]	**232,678**	224,998
Total long-term debt (including current portion)	**50,964**	28,304
Shareholders' equity [(2)]	**119,504**	168,339

1 Excluding changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment

2 The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

For the three-month period ended September 30, 2007, Semafo presents a net loss of $10,317,000 or $0.05 per share, compared to a net loss of $5,034,000 or $0.03 per share for the corresponding period in 2006.

The net loss increase is primarily due to the mark to market unrealized loss of $7,150,000 on financial instruments.

The operating revenue (calculated by deducting the mining expenses from revenues) increased by $3,528,000 from last year due to both the higher production and realized selling price from $569 to $680 per ounce in the third quarter of 2007.

3rd Quarter 2007

Segmented Information

Three-month period ended September 30, 2007				
(in thousands $)	**Samira Hill Mine Niger**	**Kiniero Mine Guinea**	**Others**	**Total**
Revenues – Gold sales	13,167	3,147	-	16,314
Mining operating expenses	8,941	5,960	-	14,901
Amortization of property, plant and equipment	2,051	1,015	37	3,103
Mining operations				
Gold sales (ounces)	19,300	4,700	-	24,000
Average selling price ($/ounce)	682	670	-	680
Total cash cost ($/ounce sold)(1)	463	720	-	514

Three-month period ended September 30, 2006				
(in thousands $)	**Samira Hill Mine Niger**	**Kiniero Mine Guinea**	**Others**	**Total**
Gold sales	1,251	6,602	-	7,853
Net loss on gold sales contracts	(2,284)	-	-	(2,284)
Revenues – Gold sales	(1,033)	6,602	-	5,569
Mining operating expenses (2)	3,418	4,266	-	7,684
Amortization of property, plant and equipment	608	744	7	1,359
Mining operations				
Gold sales (ounces)	3,300	10,500	-	13,800
Average selling price ($/ounce)	379	629	-	569
Total cash cost ($/ounce sold)(1) (2)	537	406	-	438

(1) Represents the cash operating cost plus royalties, selling expenses and taxes paid to the local government

(2) The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation".

Gold sales

During the third quarter of 2007, gold sales totalled $16,314,000, corresponding to the sale of 24,000 ounces of gold at an average price of $680 per ounce. For the same period in 2006, gold sales totalled $7,853,000 corresponding to the sale of 13,800 ounces of gold at an average price of $569 per ounce.

Samira Hill Mine

During the third quarter of 2007, we sold 19,300 ounces of gold from the Samira Hill mine at an average price of $682 per ounce, compared to the sale of 3,300 ounces of gold at an average price of $379 per ounce for the same period in 2006. During the third quarter of 2006, the operations were interrupted due to the gearbox failure.

During the first nine months of 2007, the company redeemed part of its gold sales contracts, representing 53,000 ounces. This redemption concerned all positions initially scheduled to be delivered in the first six months of 2007 as well as part of the third quarter of 2007. Following those redemptions, the entire sales of the third quarter of 2007 were therefore sold at spot price. During the same period in 2006, all ounces were delivered under existing gold sales contracts.

Kiniero Mine

During the third quarter of 2007, we sold 4,700 ounces of gold from the Kiniero mine at an average price of $670 per ounce, compared to the sale of 10,500 ounces of gold at an average price of $629 per ounce for the same period in 2006. During the third quarter of 2007, all the gold produced was sold at market price. The increase in the average price reflects the increased price of gold. Geological challenges encountered since early 2007 explain the decrease in ounces sold.

Mining operating expenses

Mining operating expenses for the three-month period ended September 30, 2007, totalled $14,901,000, compared to $7,684,000 for the same period in 2006. These expenses represent the operating costs of 24,000 ounces of gold in the third quarter of 2007 at a total cash cost of $514 per ounce compared to the production of 13,800 of ounces of gold at total cash cost of $438 per ounce for the same period in 2006.

Samira Hill Mine

Mining operating expenses at Samira Hill totalled $8,941,000 for the three-month period ended September 30, 2007, compared to $3,418,000 $ for the same period in 2006. These expenses represent the production costs of 19,300 ounces of gold in the third quarter of 2007 at a total cash cost of $463 per ounce compared to the production of 3,300 ounces of gold for the same period in 2006 at a total cash cost of $537 per ounce.

Reconciliation of total cash cost per ounce to financial statements

Three-month periods ended September 30	2007	2006
Mining operating expenses as per financial statements (in thousands $) [1]	**8,941**	3,418
Fixed expenses incurred during the temporary shutdown period (in thousands $)	-	(1,448)
Inventory write-down variation (in thousands $)	-	(198)
Mining operating expenses for per ounce calculation (in thousands $)[1]	**8,941**	1,772
Ounces sold	**19,300**	3,300
Total cash costs ($/ounce sold) [1]	463	537

(1) The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

Kiniero Mine

Mining operating expenses at Kiniero totalled $5,960,000 for the three-month period ended September 30, 2007, compared to $4,266,000 for the same period in 2006. These expenses represent the production costs of 4,700 ounces of gold in the third quarter of 2007 at a total cash cost of $720 per ounce compared to the production of 10,500 ounces for the same period in 2006 at total cash cost of $406 per ounce. As previously explained, the cash cost per ounce has increased, primarily due to, the processing of lower-grade ore and the higher stripping ratio. During the third quarter of 2007, the mining operating expenses included $1,373,000 of fixed expenses incurred during the temporary shutdown period. An inventory write-down variation was recorded in order to value the gold inventory at lower of cost or net realizable value.

Reconciliation of total cash cost per ounce to financial statements

Three-month periods ended September 30	2007	2006
Mining operating expenses as per financial statements (in thousands $) [1]	5,960	4,266
Fixed expenses incurred during the temporary shutdown period (in thousands $)	(1,373)	-
Inventory write-down variation (in thousands $)	(1,202)	-
Mining operating expenses for per ounce calculation (in thousands $)[1]	3,385	4,266
Ounces sold	4,700	10,500
Total cash costs ($/ounce sold) [1]	720	406

(1) The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

Amortization of property, plant and equipment

The amortization expense related to the mining operations amount to $3,066,000 for the three-month period ended September 30, 2007 compared to the amortization expense of $1,352,000 $ for the same period in 2006. The amortization expense per ounce sold was $128 per ounce for the third quarter of 2007 compared to $98 for the same quarter in 2006.

The majority of the amortization expense is attributable to property, plant and equipment used in the operations. The majority of this property, plant and equipment mainly represent deferred exploration and development expenditures, buildings and equipment related to mining production. They are amortized using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold.

Samira Hill Mine

The Samira Hill amortization expense totalled $2,051,000 for the third quarter of 2007, an amortization charge of $106 per ounce. For the third quarter of 2006, the Samira Hill amortization was $608,000, or $184 per ounce. In 2006, the amortization per ounce significantly increased following the temporary shutdown.

Reconciliation of amortization of property, plant and equipment per ounce to financial statements

Three-month periods ended September 30	2007	2006
Amortization of property, plant and equipment as per financial statements (in thousands $)	2,051	608
Ounces sold	19,300	3,300
Amortization ($/ounce sold)	106	184

Kiniero Mine

The Kiniero amortization expense totalled $1,015,000 for the third quarter of 2007 compared to $744,000 for the same period in 2006. The amortization expense per ounce is $216 for the three-month period ended September 30, 2007 compared to $71 in 2006. This increase was mainly attributable to mining equipment depreciation, operational since September 2006, as well as the amortization calculated using the declining balance method coupled with the significant reduction in the ounces sold.

Reconciliation of amortization of property, plant and equipment per ounce to financial statements

Three-month periods ended September 30	2007	2006
Amortization of property, plant and equipment as per financial statements (in thousands $)	1,015	744
Ounces sold	4,700	10,500
Amortization ($/ounce sold)	216	71

Administration

Administration expenses totalled $2,177,000 for the third quarter of 2007 compared to $1,280,000 for the same period in 2006. Factors contributing to increased administration expenses during the third quarter of 2007 include: increased activities, increasing investors' relations activities and promotion and increased expenses in conformity with the Rule 52-109 on the internal controls. Actual administration costs are in accordance with the budget.

Change to the derivative financial instruments' fair value

Since January 1st, 2007, the variations in the fair value of the financial instruments are included in the net income (loss). Following the increase of the price of gold during the third quarter of 2007, the company recorded an unrealized loss of an amount of $7,150,000 on derivative financial instruments (gold sales contracts and options).

Interest on long-term debt

The interest on long-term debt decreased by $62,000, from $541,000 for the third quarter of 2006 to reach $479,000 for the same period in 2007. This decrease is mainly the result of the reduction in the debt following the principal reimbursements made since 2006. The interest on the $45,000,000 term facility are capitalized to the cost of the assets under construction.

3rd Quarter 2007

CASH FLOW STATEMENTS

Operating

Operating activities, before net changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment, generated liquidities of $859,000 for the third quarter of 2007. During the same period in 2006, operating activities had used liquidities of $1,339,000.

In the third quarter of 2007, the working capital items required liquidities of $813,000 compared to the corresponding period in 2006 where $3,848,000 of liquidities were used.

Financing

During the third quarter of 2007, a drawdown of $10,341,000 (net of financing expenses of $159,000) was made on the $45,000,000 term debt facility. The remaining funds will be distributed in multiple disbursements based on the advancement of the Mana project. The Company expects to have drawn down the aggregate loan amount by the current year-end. During the corresponding period in 2006, the company concluded a $20,000,000 bank loan to finance the purchase of mining equipment.

During the third quarter of 2007 and 2006, the company reimbursed $1,384,000 and $134,000 respectively of its long-term debt.

Also, during the third quarter of 2007, 625,000 options were exercised for a cash consideration of $364,000 compared to the same period in 2006 in which 100,000 options and 33,000 warrants were exercised for a total cash consideration of $200,000. Also, in July 2006, the company closed a public offering of 12,500,000 common shares for gross proceeds of $23,014,000 (CA $25,625,000) prior to the payment of share issue expenses of $1,723,000.

Investing

During the third quarter of 2007, liquidities of $18,182,000 were invested in mining assets and construction of the Mana project. During the same period in 2006, the company invested a total of $3,032,000, of which $458,000 was invested in exploration on the Mana property and $2,497,000 for the finalization of the feasibility study and engineering work.

During the third quarter of 2006, the company recorded a gain on disposal of short-term investments in the amount of $506,000 following the disposal of shares of a publicly traded company for cash consideration of $1,046,000.

In the third quarter of 2007, the company redeemed 4,000 ounces of its gold sales contracts, representing an amount of $1,329,000 and cashed $168,000 in relation to the interest rate swap.

Investments of $7,593,000 in property, plant and equipment were made during the three-month period ended September 30, 2007, compared to investments of $11,018,000 during the same period in 2006. These investments mainly represents the increase in exploration expenditures made on the Kiniero and Samira Hill sites for an amount of $2,360,000 as well as the acquisition of mining equipment in the amount of $1,862,000. In addition, during the third quarter of 2007, we invested $175,000 in stripping costs for the West Balan pit. In 2006, the investments represent mainly the exploration expenditures on the Kiniero and Samira Hill sites for $749,000 together with the acquisition of mining equipment $6,457,000.

Overall, liquidities of $17,650,000 were required for the activities of the third quarter 2007, whereas the activities generated liquidities of $23,166,000 for the same period of 2006.

THIRD QUARTER – NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

REVIEW OF MINING OPERATIONS

Samira Hill Mine

Nine-month periods ended September 30	2007	2006
Operating statistics		
Ore mined (tonnes)	**1,119,200**	781,900
Ore processed (tonnes)	**1,089,800**	653,700
Head grade (g/tonne)	**1.96**	2.09
Recovery (%)	**86**	81
Gold production (ounces)	**59,300**	34,900
Cash operating costs ($/ounce produced) [1]	**412**	375
Cash operating costs ($/tonne processed) [1]	**22**	20

1 The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

During the nine-month period ended September 30, 2007, a total of 1,119,200 tonnes of ore and 4,157,200 tonnes of waste material was extracted at the Samira Hill mine from the Samira Main, Samira East and Libiri pits, for a stripping ratio of 3.7:1. In comparison, a total of 781,900 tonnes of ore and 4,906,100 tonnes of waste material was extracted during the same period in 2006. In 2007, the primary extraction zone was the Libiri pit, while Samira Main and Samira East were the primary extraction zones in 2006.

During the nine-month period ended September 30, 2007, a total of 1,089,800 tonnes of ore at an average grade of 1.96 g/t was processed at Samira Hill, compared to 653,700 tonnes of ore at an average grade of 2.09 g/t during the same period of 2006. This increase in the tonnage processed was primarily due to the plant shutdown in 2006 as a result of the gearbox failure and to the processing of oxide ore from the Libiri pit, which is lower in grade than the transition ore from the Samira but which has a higher throughput.

The increase in the recovery rate was primarily due to the processing of oxide ore from the Libiri pit.

A total of 59,300 ounces of gold was produced at Samira Hill during first nine months of 2007 at a cash operating cost of $412 per ounce, up from 34,900 ounces during the same period of 2006 at a cash operating cost of $375 per ounce. This cost increase was primarily due to higher fuel and reagent costs. It was offset in part by the approximately $100,000 per month in cost savings achieved by joining the national power grid that now services the Samira Hill mine.

Outlook

During the first nine months of 2007, the increase in the quantity of the ore processed from the Libiri pit enabled us to exceed the expected tonnage and to achieve a better recovery rate, thus achieving a production level in line with the budget.

The Company is maintaining its 2007 production target of between 77,000 and 83,000 ounces.

Kiniero Mine

Nine-month periods ended September 30	2007	2006
Operating statistics		
Ore mined (tonnes)	**291,200**	309,700
Ore processed (tonnes)	**334,000**	437,700
Head grade (g/tonne)	**2.05**	2.87
Recovery (%)	**92**	94
Gold production (ounces)	**20,400**	38,300
Cash operating costs ($/ounce produced) (1)	**651**	384
Cash operating costs ($/tonne processed) (1)	39	33

1 The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation".

During the nine-month period ended September 30, 2007, a total of 5,422,700 tonnes of material, including 291,200 tonnes of ore, was mined at Kiniero, for a stripping ratio of more than 18:1. During the same period in 2006, a total of 4,456,100 tonnes of material, including 309,700 tonnes of ore, was mined, for a stripping ratio of more than 13:1. This substantial increase in the tonnage extracted was due to the use of our own mining fleet since September 2006. In addition, a total of 190,000 tonnes was extracted at West Balan to construct the road to this pit.

A total of 334,000 tonnes of ore at an average grade of 2.05 g/t was processed at Kiniero during the nine-month period ended September 30, 2007, down from 437,700 tonnes of ore at an average grade of 2.87 g/t during the same period in 2006. The decrease in the grade of ore processed was primarily due to inaccuracies in the geological models, as well as to the development of new pits and a national strike, all of which slowed the mining cycle and forced us to process lower-grade stockpiled ore. In addition, the grade of the ore extracted was lower than anticipated. The decrease in the quantity of ore processed was primarily due to the plant shutdown during the third quarter of 2007.

During the nine-month period ended September 30, 2007, a total of 20,400 ounces of gold was produced at a cash operating cost of $651 per ounce, compared with 38,300 ounces at a cash operating cost of $384 per ounce during the same period in 2006. The decrease in the ounces produced and the increase in the cash operating cost were primarily due to the lower-grade ore processed in 2007, compared with 2006, and to the increase in the cash operating cost per tonne processed. The latter increase was primarily due to higher fuel costs and to the higher stripping ratio in 2007, compared with 2006, and was offset in part by the cost savings achieved by using our higher-performance mining equipment in 2007, compared with the contractor's equipment in 2006.

Outlook

Due to the difficulties encountered in 2007, production levels were much lower than anticipated. During this period however, we launched a number of initiatives and action plan, including a comprehensive review of Kiniero's geological models. We are still awaiting the West Balan permit, which should be issued shortly. We are now ready to extract ore in that pit.

Our 2007 production target for the Kiniero mine is between 28,000 and 30,000 ounces of gold.

3rd Quarter 2007

RESULTS

Significant Financial Data

(in accordance with Canadian generally accepted accounting principles)

Nine-month periods ended September 30	2007	2006
Statements of operations and cash flows		
(in thousands $, except for amounts per share)		
Revenues – Gold sales	**53,026**	33,613
Net loss [2]	**(15,633)**	(7,077)
Net loss per share [2]		
Basic	**(0.08)**	(0.05)
Diluted	**(0.08)**	(0.05)
Operating cash flow [1][2]	**6,309**	358

1 Excluding changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment

2 The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

During the first nine months of 2007, Semafo presents a net loss of $15,633,000 or $0.08 per share, compared to a net loss of $7,077,000 or $0.05 per share for the corresponding period in 2006

The net loss mainly increased due to the mark to market unrealized loss of $9,989,000 on financial instruments.

The operating revenue (calculated by deducting the mining expenses from revenues) increased by $8,390,000 from last year due to both the higher production and realized selling price from $480 to $666 per ounce during the first nine months of 2007.

Moreover, a gain of $1,943,000 was realized during the nine-month period ended September 30, 2006 following the disposal of short-term investments.

3rd Quarter 2007

Segmented Information

Nine-month period ended September 30, 2007				
(in thousands $)	**Samira Hill Mine Niger**	**Kiniero Mine Guinea**	**Others**	**Total**
Revenues – Gold sales	38,597	14,429	-	53,026
Mining operating expenses	26,264	16,865	-	43,129
Amortization of property, plant and equipment	6,435	2,875	103	9,413
Mining operations				
Gold sales (ounces)	57,800	21,800	-	79,600
Average selling price ($/ounce)	668	662	-	666
Total cash cost ($/ounce sold)(1)	454	631	-	503

Nine-month period ended September 30, 2006				
(in thousands $)	**Samira Hill Mine Niger**	**Kiniero Mine Guinea**	**Others**	**Total**
Gold sales	13,931	21,406	-	35,337
Net loss on gold sales contracts	(1,724)	-	-	(1,724)
Revenues – Gold sales	12,207	21,406	-	33,613
Mining operating expenses(2)	17,282	14,824	-	32,106
Amortization of property, plant and equipment	4,174	2,573	20	6,767
Mining operations				
Gold sales (ounces)	36,900	36,700	-	73,600
Average selling price ($/ounce)	378	583	-	480
Total cash cost ($/ounce sold)(1)(2)	402	417	-	410

(1) Represents the cash operating cost plus royalties, selling expenses and taxes paid to the local government
(2) The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

Gold sales

During the nine-month period ended September 30, 2007, sales totaling $53,026,000 were recorded, corresponding to the sale of 79,600 ounces of gold at an average price of $666 per ounce. For the same period in 2006, sales totaled $35,337,000, corresponding to the sale of 73,600 ounces of gold at an average price of $480 per ounce.

Samira Hill Mine

During the nine-month period ended September 30, 2007, a total of 57,800 ounces of gold from the Samira Hill mine were sold at an average price of $668 per ounce compared with 36,900 ounces of gold at an average price of $378 for the same period in 2006.

In the first nine months of 2007, the entire sales were sold at spot price. During the same period in 2006, all ounces were delivered under existing gold sales contracts.

Kiniero Mine

During the nine-month period ended September 30, 2007, 21,800 ounces of gold from the Kiniero mine were sold at an average price of $662 per ounce compared with the sale of 36,700 ounces of gold at an average price of $583 per ounce for the same period in 2006. During the first nine months of 2007, all the gold produced was sold at market price.

Mining operating expenses

Mining operating costs for the nine-month period ended September 30, 2007 totalled $43,129,000 compared with $32,106,000 for the same period in 2006. These costs correspond to the production of 79,600 ounces of gold for the first nine months of 2007 at a total cash cost of $503 per ounce compared to the production of 73,600 ounces of gold at a total cash cost of $410 per ounce for the same period in 2006.

Samira Hill Mine

Mining operating costs at Samira Hill totalled $26,264,000 for the nine-month period ended September 30, 2007 compared with $17,282,000 for the same period in 2006. They represent the production costs of 57,800 ounces for the first nine months of 2007 at a total cash cost of $454 per ounce compared with the production of 36,900 ounces for the same period in 2006 at a total cash cost of $402 per ounce.

Reconciliation of total cash cost per ounce to financial statements

Nine-month periods ended September 30	2007	2006
Mining operating expenses as per financial statements (in thousands $) (1)	**26,264**	17,282
Fixed expenses incurred during the temporary shutdown period (in thousands $)	**-**	(2,258)
Inventory write-down variation (in thousands $)	**-**	(198)
Mining operating expenses for per ounce calculation (in thousands $)(1)	**26,264**	14,826
Ounces sold	**57,800**	36,900
Total cash costs ($/ounce sold) (1)	**454**	402

(1) The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

Kiniero Mine

Mining operating costs at Kiniero totalled $16,865,000 for the first nine months of 2007 compared with $14,824,000 for the same period in 2006. They represent the production costs of 21,800 ounces for the first nine months of 2007 at a total cash cost of $631 per ounce compared with production costs of 36,700 ounces for the same period in 2006 at a total cash cost of $417 per ounce.
As previously explained, the cash cost per ounce has increased, primarily due to higher fuel costs, the processing of lower-grade ore and the higher stripping ratio. However, the cash cost per ounce dropped as a result of the cost savings achieved by replacing the mining contractor with our own mining equipment. During the nine-month period ended September 30, 2007, the mining operating expenses included $1,373,000 of fixed expenses incurred during the temporary shutdown period. An inventory write-down variation was recorded in order to value the gold inventory at lower of cost or net realizable value.

Reconciliation of total cash cost per ounce to financial statements

Nine-month periods ended September 30	2007	2006
Mining operating expenses as per financial statements (in thousands $) [1]	**16,865**	14,824
Fixed expenses incurred during the temporary shutdown period (in thousands $)	**(1,373)**	-
Inventory write-down variation (in thousands $)	**(1,742)**	494
Mining operating expenses for per ounce calculation (in thousands $)[1]	**13,750**	15,318
Ounces sold	**21,800**	36,700
Total cash costs ($/ounce sold) [1]	**631**	417

(1) The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

Amortization of property, plant and equipment

The amortization expense related to the mining operations amount to $9,310,000 for the first nine months of 2007 compared to the amortization expense of $6,747,000 $ for the same period in 2006. The amortization expense per ounce sold was $117 per ounce compared to $92 for the same period in 2006.

Samira Hill Mine

The Samira Hill amortization expense totalled $6,435,000 for the first nine months of 2007, an amortization charge of $111 per ounce. For the same period in 2006, the Samira Hill amortization was $4,174,000, or $113 per ounce.

Reconciliation of total cash cost per ounce to financial statements

Nine-month periods ended September 30	2007	2006
Amortization of property, plant and equipment as per financial statements (in thousands $)	**6,435**	4,174
Ounces sold	**57,800**	36,900
Amortization ($/ounce sold)	**111**	113

Kiniero Mine

The Kiniero amortization expense totalled $2,875,000 for the nine-month period ended September 30, 2007 compared to $2,573,000 for the same period in 2006. The amortization expense per ounce is $132 for the first nine months of 2007 compared to $70 in 2006. This increase was mainly attributable to mining equipment depreciation, operational since September 2006, as well as the amortization calculated using the declining balance method coupled with the significant reduction in the ounces sold.

Reconciliation of total cash cost per ounce to financial statements

Nine-month periods ended September 30	2007	2006
Amortization of property, plant and equipment as per financial statements (in thousands $)	**2,875**	2,573
Ounces sold	**21,800**	36,700
Amortization ($/ounce sold)	**132**	70

Administration

Administration expenses totalled $6,199,000 for the first nine months of 2007 compared to $3,463,000 for the same period in 2006. Factors contributing to increased administration expenses during the first nine months of 2007 include: increased activities, increased investors' relations activities and promotion and increased expenses in conformity with the Rule 52-109 on the internal controls. Actual administration costs are in accordance with the budget.

Change to the derivative financial instruments' fair value

Since January 1st, 2007, the variations in the fair value of the financial instruments are included in the net income (loss). Following the increase of the price of gold during the first nine months 2007, the company recorded an unrealized loss of an amount of $9,989,000 on derivative financial instruments (gold sales contracts and options).

Interest on long-term debt

The interest on long-term debt increased by $525,000, from $943,000 for the nine-month period ending September 30, 2006 to reach $1,468,000 for the same period in 2007. This increase is mainly the result of the $20,000,000 loan contracted in July 2006. The interest on the $45,000,000 term facility is capitalized to the cost of the assets under construction.

CASH FLOW STATEMENTS

Operating

Operating activities, before net changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment, generated liquidities of $6,309,000 for the nine-month period ended September 30, 2007, compared to a cash flow of $358,000 for the same period in 2006. This increase is mainly attributable to the increase in operating revenue.

In the nine-month period ended September 30, 2007, the working capital items required liquidities of $5,241,000 compared to the corresponding period in 2006 where $9,871,000 of liquidities were used.

Financing

During the nine-month period ended September 30, 2007, amounts totalling $27,191,000 (net of financing expenses of $1,059,000) were disbursed on the progressive disbursements term facility of $45,000,000. The remaining funds will be distributed in multiple disbursements based on the advancement of the Mana project. The Company expects to have drawn down the aggregate loan amount by the current year-end. During the corresponding period in 2006, the company concluded a $20,000,000 bank loan to finance the purchase of mining equipment.

During the nine-month period ended September 30, 2007, the company reimbursed $2,902,000 of its long-term debt. During the same period in 2006, the company reimbursed $1,652,000.

Also, during the nine-month period ended September 30, 2007, 840,000 options were exercised for a cash consideration of $561,000 compared to the same period in 2006 in which 209,000 options and 1,195,000 warrants were exercised for a total cash consideration of $1,840,000. Also, in July 2006, the company closed a public offering of 12,500,000 common shares for gross proceeds of $23,014,000 (CA $25,625,000) prior to the payment of share issue expenses of $1,723,000.

In 2006, two public offerings were closed. Utilization of those funds as at September 30, 2007 in comparison with what was previously announced at the closings is as follows:

Description	Investment announced at the time of the financings $	Realised as at September 30, 2007 $
Construction of the Mana project	8,600,000	8,600,000
Development of pits, waste dam and improvements to the plant- Samira Hill	6,007,000	6,007,000
Reduction in the hedge program	25,000,000	16,471,000
Increase in the production capacity- Kiniero and Samira Hill	15,000,000	-
Exploration	10,000,000	7,051,000

With the exception of the uncertainty of the Kiniero project, we do not anticipate any major variance with regards to the investments announced at the time of these financings.

Investing

During the nine-month period ended September 30, 2007, liquidities of $45,458,000 were invested in mining assets and construction of the Mana project of which $2,015,000 in exploration and $42,741,000 in the construction of the project. In addition, the company invested $701,000 in the energy projects during this period. During the same period in 2006, the company invested a total of $5,113,000, of which $1,618,000 was invested in exploration on the Mana property and $3,241,000 in the finalization of the feasibility study and engineering work.

During the nine-month period ended September 30, 2006, the company recorded a gain on disposal of short-term investments in the amount of $1,943,000 following the disposal of shares of a publicly traded company for cash consideration of $4,273,000.

During the nine-month period ended September 30, 2007, the company proceeded to the settlement of gold sales contracts, representing 53,000 ounces for a total amount of $15,234,000 and cashed $521,000 in relation to the interest rate swap.

Investments of $15,071,000 in property, plant and equipment were made during the nine-month period ended September 30, 2007, compared to investments of $20,968,000 during the same period in 2006. These investments mainly represents the increase in exploration expenditures made on the Kiniero and Samira Hill sites for an amount of $4,954,000 as well as the acquisition of mining equipment in the amount of $4,508,000. In addition, during the nine-month period ended September 30, 2007, we invested $175,000 in stripping costs for the West Balan pit and $721,000 on the construction and the maintenance of the roads. In 2006, the investments represent mainly the exploration expenditures on the Kiniero and Samira Hill sites for $2,549,000 together with the acquisition of mining equipment $12,327,000.

During the Mana project's construction period, the subsidiary is required to maintain $7,000,000 in a distinct account in the event of cost overruns.

Overall, liquidities of $56,405,000 were required for the activities of the nine-month period ended September 30, 2007, whereas the activities generated liquidities of $10,158,000 for the same period of 2006.

BALANCE SHEET

The company's total assets amounted to $232,678,000 as at September 30, 2007 compared to $224,998,000 as at December 31, 2006. As at September 30, 2007, we had cash and cash equivalents of $26,200,000 compared to $82,605,000 as at December 31, 2006. In addition, we held an amount totalling $8,250,000 that must be maintained in a distinct account according to conditions associated to our financings as described in note 11 of our September 30, 2007 interim financial statements. The Company does not anticipate that these restrictions cause any impact whatsoever on our capacity to honor these obligations.

The company's total liability amounted to $113,174,000 as at September 30, 2007 compared to $56,659,000 as at December 31, 2006. This increase is due to the adoption of Section 3855 on January 1, 2007 relating to the financial instruments. Since this date, our gold sales contracts are evaluated at fair value in the balance sheet, representing as at September 30, 2007 a liability of $34,447,000. In addition, our long-term debt has increased by $28,250,000 concerning the Mana project.

The share capital amounted to $249,782,000 as at September 30, 2007 compared to $248,108,000 as at December 31, 2006.

FINANCIAL INSTRUMENTS

Gold sales contracts

Given the current market conditions, our strategy is to sell our gold in the open market at spot price. In order to obtain the necessary financing for Samira Hill development, however; we were forced, in 2003, to hedge part of our production at a price of $375 per ounce.

As at September 30, 2007, the Company had commitments to deliver 92,000 ounces of gold over the next three years at an average price valued at $375 per ounce.

		2007	2008	2009	Total
Ounces	(in thousands)	9	48	35	92

1 Positions include an interest rate swap. Pursuant to the swap agreement, the Company is committed to pay the difference between the LIBOR USD three-month interest rate and the GOFO three-month interest rate, whereas the counterparty is committed to pay a fixed interest rate of 1% per annum.

Samira Hill Mine

During the first nine months of 2007, the company proceeded to the settlement of gold sales contracts representing 53,000 ounces for a total amount of $15,234,000. Accordingly, the company's remaining commitments are to deliver 9,000 ounces in the last quarter of 2007.

The gold sales contracts do not qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognized in net income (loss).

Kiniero Mine

In December 2005, in response to the favourable outlook of the gold price, the company redeemed 59,128 ounces representing the majority of Kiniero gold sales contracts. The remainder of Kiniero's gold sales contracts, representing 2,571 ounces were delivered in January 2006.

Consequently, the production at Kiniero is now sold entirely at market prices.

Options

The Company has implemented a 55,000 ounces gold price put protection program for the Mana project, which was a requirement under the $45,000,000 debt facility.

We purchased put options allowing us to price-protect at a minimum price of $600 per ounce for 55,000 ounces of gold broken as follows: 10,000 ounces in 2009, 10, 000 ounces in 2010 and 45,000 ounces in 2011. Consequently 100% of production will be available to be sold at spot prices and fully exposed to any upward increase in the gold price with the downward price protected at $600 per ounce on 55,000 ounces.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Long-term debt

Pursuant to the Company's long-term debt agreements, reimbursements required in each of the next five years are as follows:

	In thousands $
2007	2,634
2008	16,768
2009	19,500
2010	12,250
2011	2,500

Asset retirement obligations

The Company's operations are governed by a mining agreement governing the protection of the environment. The Company conducts its operations in order to protect the public health and the environment. We will implement progressive measures for rehabilitation work during the operation, closing down and follow-up work upon closing of the mine. The estimated undiscounted cash flow required to settle the asset retirement obligations is $4,021,000. Those disbursements are expected to be made during the years 2007 to 2014. The amount accounted for as liabilities in the Company's consolidated financial statements represents the discounted obligations from the rehabilitation and closing plans. An 8% discount rate was used to evaluate those obligations.

Royalties and development taxes

Pursuant to the Company's mining agreement, we have royalty commitments which generate obligations upon gold deliveries. If the Company's mining projects do not produce gold, it has no payment obligation. For each gold delivery from the Kiniero mine, we have a royalty obligation corresponding to 5% of the delivery's value, evaluated at the spot price on the delivery date. The gold deliveries from the Samira Hill mine in Niger are subject to a royalty payment of 5.5% of the delivery's value, evaluated at the spot price on the delivery date. In Guinea, the Company is also committed to invest 0.4% of its gold sales in local development expenditures.

Payments to maintain the Company's mining rights

In the normal course of business, in order to obtain and maintain all the advantages of the Company's permits, we must commit to invest a specific amount in exploration and development on the permits during their validity period. Moreover, we must make annual payments in order to maintain certain property titles.

Mining contract

In 2003, the Company signed a mining contract for the Samira Hill mine. The payments will be made over the approximated seven-year mine life. As at September 30, 2007, the Company is liable for a maximum amount of $2,500,000, which represents the indemnity payable should an early termination occur.

Fuel purchase contract

In 2004, the Company signed an exclusive fuel procurement contract for the Samira Hill mine covering a period of seven years. As at September 30, 2007, the Company is liable for a maximum amount of $200,000, which represents the indemnity payable if an early termination occurs.

Construction – Mana project

The Company signed several contracts relating to the construction of the Mana operating plant in Burkina Faso. Based on these contracts, the Company had commitments totalling $13,800,000 as at September 30, 2007.

RISKS AND UNCERTAINTIES

As a mining producing company, we face the environmental, operational, financial and political risks inherent to the nature of our activities. These risks may affect the Company's profitability and level of operating cash flow. The Company also faces risks stemming from other factors, such as fluctuations in gold prices, exchange rates, interest rates and financial market conditions in general.

Financial risks

The following summarizes key financial risks:

Currency

The operations of the Company in West Africa are subject to currency fluctuations and such fluctuations may materially affect the financial position and results of the Company. Gold is currently sold in US dollars and although the majority of the costs of the Company are also in US dollars, certain costs are incurred in other currencies. The appreciation of non-US dollar currencies against the US dollar can increase the cost of exploration and production in US dollar terms, which could materially and adversely affect the Company's profitability, results of operations and financial condition.

Interest rates

As a borrower, the Company is subject to interest rate fluctuations. Some of its borrowings were negotiated in U.S. dollars at fixed interest rates; others were negotiated in U.S. dollars at variable interest rates based on the LIBOR rate.

Consumables prices

The price of petroleum is affecting the Company's operating costs because of the use of fuel to generate electrical energy to supply the whole plants.

Access to capital markets

To fund the Company's growth, it is often dependent on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. To ensure the availability of capital, the Company maintains an investor relations program in order to inform all shareholders and potential investors of its developments.

Operational Risks

Mining is subject to various operational risks and uncertainties, including:

Mineral reserves

Mineral reserves are an estimate of mineral content based on limited information acquired through drilling and other sampling methods. Successful extraction is based on safe and efficient mining and processing. In order to minimize the risks, we establish quality control programs and the Company estimates its reserves in accordance with guidelines and standards within the mining industry and the security commission. Furthermore, the Company employs experienced mining engineers and uses the service of experienced mining sub-contractors to extract the ore from its deposits.

Safety and other hazards

The mining industry is characterized by significant risks. To minimize these risks, the Company provides training and awareness programs to its employees to continuously improve work practices and the work environment.

Environmental hazard

The Company is subject to various environmental incidents that can have a significant impact on its operations. To mitigate these risks, the Company maintains an environmental management system including an annual review by independent experts of operational plans and practices together with an emergency plan to deal with any incidents.

Political Risk

The Company believes that governments in Niger, Burkina Faso and Guinea support the development of their natural resources by foreign companies. However, there is no assurance that future political and economic conditions in these and other countries in which the Company has exploration properties and royalties will not result in their governments adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital. The possibility that a future government in any of these countries may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out.

3rd Quarter 2007

SUBSEQUENT EVENT

Public offering

On November 13, 2007, the company closed a public offering of 18,500,000 common shares at $1.40 S ($1.35 CA) per share for gross proceeds of $25,849,125 ($24,975,000 CA).

ADDITIONAL INFORMATION

Exchange rates are as follows:

$ CA/$ US	2007	2006
December 31 (closing)	-	1.1653
March 31 (closing)	1.1529	1.1671
June 30 (closing)	1.0634	1.1150
September 30 (closing)	0.9963	1.1153
First quarter (average)	1.1709	1.1532
Second quarter (average)	1.0960	1.1220
Third quarter (average)	1.0459	1.1206
First nine-month period (average)	1.1043	1.1319

Changes in Internal Controls over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that have occurred during the quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Additional Information and Continuous Disclosure

This MD&A has been prepared as of November 12, 2007. Additional information on the Company is available through regular filings of press releases, quarterly financial statements and its Annual Information Form on SEDAR (www.sedar.com).

Forward-looking statements

This MD&A contains forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding expectations of the Company as to the market price of gold, strategic plans, future commercial production, production targets, timetables, mining operating expenses, capital expenditures, and mineral reserve and resource estimates. Forward-looking statements involve known and unknown risks and uncertainties and accordingly, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, fluctuations in the market price of precious metals, mining industry risks, uncertainty as to calculation of mineral reserves and resources, risks related to hedging strategies, risks of delays in construction, requirements of additional financing and other risks described in this MD&A and in the Company's other documents filed from time to time with Canadian securities regulatory authorities. Although the Company is of the opinion that these forward-looking statements are based on reasonable assumptions, those assumptions may prove to be incorrect. Accordingly, readers should not place undue reliance on forward-looking statements. Readers can find further information with respect to risks in the Annual Information Form of the Company and other filings of the Company with Canadian securities regulatory authorities available at www.sedar.com. The Company disclaims any obligation to update or revise these forward-looking statements, except as required by applicable law.

SEMAFO inc.
Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	As at September 30, 2007 $	As at December 31, 2006 $ (restated, note 3)
Assets		
Current assets		
Cash and cash equivalents	26,200	82,605
Portfolio investments (note 4)	1,259	1,019
Accounts receivable	1,707	503
Inventories (notes 3 and 5)	22,982	21,572
Restricted cash (note 11)	7,000	-
Other short-term assets (note 6)	6,114	2,616
	65,262	108,315
Property, plant and equipment (notes 3 and 7)	97,494	91,759
Assets under construction (note 8)	53,475	9,962
Mining assets (note 9)	15,132	12,315
Other assets (note 10)	-	1,397
Restricted cash (note 11)	1,250	1,250
Fair value of derivative financial instruments (note 16)	65	-
	232,678	224,998
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	14,329	13,245
Current portion of long-term debt (note 11)	12,791	5,536
Deferred revenues	-	2,717
	27,120	21,498
Long-term debt (note 11)	38,173	22,768
Deferred revenues	-	700
Fair value of derivative financial instruments (note 16)	34,447	-
Advances payable	9,943	8,936
Asset retirement obligations for property, plant and equipment (note 12)	3,491	2,757
	113,174	56,659
Shareholders' Equity		
Share capital (note 13)	249,782	248,108
Contributed surplus (note 14)	2,687	1,978
Deficit	(133,205)	(81,747)
Accumulated Other Comprehensive Income (note 15)	240	-
	119,504	168,339
	232,678	224,998

Approved by the Board,

Jean Lamarre, Director

Benoit La Salle, Director

SEMAFO inc.

Consolidated Statements of Deficit and Comprehensive Income

(unaudited, expressed in thousands of U.S. dollars)

Consolidated Deficit

	Three-month period ended September 30		Nine-month period ended September 30	
	2007	2006	2007	2006
	$	$	$	$
Balance – beginning of period				
Balance previously reported	(122,888)	(56,857)	(75,292)	(58,465)
Accounting change :				
• Stripping costs (note 3b)	-	(4,417)	(6,455)	(766)
Restated balance	(122,888)	(61,274)	(81,747)	(59,231)
Accounting changes – financial instruments (note 3a) :				
• Gold sales contracts	-	-	(35,770)	-
• Deferred financing costs	-	-	(55)	-
Share issue expenses	-	(1,883)	-	(1,883)
Net loss for the period	(10,317)	(5,034)	(15,633)	(7,077)
Balance – end of period	(133,205)	(68,191)	(133,205)	(68,191)

Consolidated Comprehensive Income

	Three-month period ended September 30		Nine-month period ended September 30	
	2007	2006	2007	2006
	$	$	$	$
Net loss for the period	(10,317)	(5,034)	(15,633)	(7,077)
Other components of Comprehensive Income :				
• Net variation on the latent gain (loss) on the financial assets available-for-sale	(169)	-	(129)	-
Comprehensive income	(10,486)	(5,034)	(15,762)	(7,077)

SEMAFO inc.

Consolidated Statements of Operations

(unaudited, expressed in thousands of U.S. dollars, except for amounts per share)

	Three-month period ended September 30		Nine-month period ended September 30	
		(restated, note 3)		(restated, note 3)
	2007	2006	2007	2006
	$	$	$	$
Revenue – Gold sales	16,314	5,569	53,026	33,613
Expenses				
Mining operations	14,901	7,684	43,129	32,106
Amortization of property, plant and equipment	3,103	1,359	9,413	6,767
Administration	2,177	1,280	6,199	3,463
Stock-based compensation (note 13)	328	443	1,022	810
Loss on settlement of gold sales contracts	-	-	-	55
Accretion expense of asset retirement obligations for property, plant and equipment (note 12)	43	39	164	115
	20,552	10,805	59,927	43,316
Loss before the undernoted items	(4,238)	(5,236)	(6,901)	(9,703)
Interest, financing fees and other income	(460)	(226)	(1,482)	(417)
Gain on disposal of short-term investments	-	(506)	-	(1,943)
Interest on long-term debt	479	541	1,468	943
Change to the fair value of derivative financial instruments (note 16)	7,150	-	9,989	-
Amortization of deferred financing costs	-	73	-	114
Foreign exchange gain	(1,090)	(84)	(1,243)	(971)
Net loss before minority interest	(10,317)	(5,034)	(15,633)	(7,429)
Minority interest in a subsidiary's net loss	-	-	-	(352)
Net loss for the period	(10,317)	(5,034)	(15,633)	(7,077)
Basic and diluted net loss per share	(0.05)	(0.03)	(0.08)	(0.05)

SEMAFO inc.

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars)

	Three-month period ended September 30		Nine-month period ended September 30	
		(restated, note 3)		(restated, note 3)
	2007	2006	2007	2006
Cash flows from	$	$	$	$
Operating activities				
Net loss for the period	(10,317)	(5,034)	(15,633)	(7,077)
Items not affecting cash and cash equivalents				
Net loss on gold sales contracts	-	2,284	-	1,724
Latent loss on derivative financial instruments	7,150	-	9,989	-
Amortization of property, plant and equipment	3,103	1,359	9,413	6,767
Stock-based compensation	328	443	1,022	810
Deferred revenue on interest rate swap related to gold sales contracts	-	-	-	(79)
Accretion expense of asset retirement obligations	43	38	164	114
Gain on disposal of short-term investments	-	(506)	-	(1,943)
Amortization of deferred financing costs	116	73	347	113
Unrealized foreign exchange loss	436	4	1,007	281
Minority interest in a subsidiary's net loss	-	-	-	(352)
	859	(1,339)	6,309	358
Changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment (note 18a)	(813)	(3,848)	(5,241)	(9,871)
	46	(5,187)	1,068	(9,513)
Financing activities				
New term facility, net of financing costs	10,341	20,000	27,191	20,000
Reimbursement of long-term debt	(1,384)	(134)	(2,902)	(1,652)
Issuance of share capital	364	23,214	561	24,854
Share issue expenses	-	(1,723)	-	(1,723)
	9,321	41,357	24,850	41,479
Investment activities				
Increase of assets under construction	(17,292)	(2,196)	(42,741)	(2,497)
Acquisition of mining assets	(890)	(836)	(2,717)	(2,616)
Proceeds on disposal of short-term investments	-	1,046	-	4,273
Acquisition of financial instruments	(81)	-	(81)	-
Financial instruments settled	(1,161)	-	(14,713)	-
Additions to property, plant and equipment	(7,593)	(11,018)	(15,071)	(20,968)
Increase in restricted cash	-	-	(7,000)	-
	(27,017)	(13,004)	(82,323)	(21,808)
Net increase (decrease) in cash and cash equivalents during the period	(17,650)	23,166	(56,405)	10,158
Cash and cash equivalents – beginning of the period	43,850	9,200	82,605	22,208
Cash and cash equivalents – end of the period	26,200	32,366	26,200	32,366

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

1 Basis of presentation

These consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles. These consolidated interim financial statements do not include all disclosures required under Canadian generally accepted accounting principles for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2006.

The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the interim consolidated financial statements

Those consolidated financial statements were prepared using the same accounting policies in application for the consolidated financial statements as of December 31, 2006, with the exception for modifications specified below.

New classification

Certain comparative amounts were reclassified according to the presentation adopted for the period ended September 30, 2007.

2 Incorporation and nature of activities

SEMAFO inc. (the « company ») was incorporated under Part IA of the Quebec Companies Act.

The company, its subsidiaries and its joint venture are engaged in gold mining and related activities, including exploration, development and operations. These activities are conducted in West Africa. The company and its subsidiaries presently own and operate two gold mines in Guinea and Niger as well as the Mana project in Burkina Faso which is under construction.

The company, its subsidiaries and its joint venture have interests in mining properties currently at the exploration or development stage. Certain of these properties are in the process of evaluation to determine the economics of putting them into production. The potential for recovery of costs incurred on these properties and of related deferred charges depends on the existence of sufficient quantities of reserves, obtaining all required permits, the company's ability to obtain appropriate financing to put these properties into production, and the ability to realize a profitable return for the company.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 1506 "Accounting Changes". This standard establishes criteria for changing significant accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

Effective January 1, 2007, the Company adopted four new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") addressing Financial Instruments, Stripping Costs Incurred in the Production Phase of a Mining Operation (stripping costs), Comprehensive Income and Unitholders' Equity.

a) Financial Instruments

In the normal course of business, the Company uses financial instruments.

Section 3855 (Financial Instruments) establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial instruments are required to be measured at fair value on initial recognition, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities classified as held-for-trading are required to be measured at fair value, with gains and losses recognized in net earnings.

Financial assets classified as held-to-maturity, loans and receivables and financial liabilities (other than those held-for-trading) are required to be measured at amortized cost using the effective interest method of amortization.

Available-for-sale financial assets are required to be measured at fair value, with unrealized gains and losses recognized in Other Comprehensive Income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market should be measured at cost.

Short-term investments are classified under "Available-for-sale financial Assets". It is measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded as Comprehensive Income. As at January 1, 2007, the carrying value and fair value of portfolio investments were $1,019,000 and $1,388,000, respectively. The initial valuation resulted in a net unrealized gain of $369,000. This net unrealized gain is presented as an adjustment to consolidated Accumulated Other Comprehensive Income.

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in a financial instrument or other contract but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are required to be recognized in net earnings, except for derivatives that are designated as a cash flow hedge, in which case the fair value change for the effective portion of such hedge relationship is required to be recognized in Other Comprehensive Income. The company chose January 1, 2003 as the transition date for the embedded derivatives, the date that is the latest that could be chosen according to the accounting policy.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications (continued)

The Company has implemented the following classification:

- Cash and cash equivalents are classified as "held-for-trading". These financial assets measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded in net income.
- Short-term investments are classified under "Available-for-sale financial Assets". It is measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded as Comprehensive Income.
- Accounts payable and accrued liabilities and long-term debt are classified as "held-to-maturity". After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. According to the effective interest rate method, deferred financing fees are recorded as a reduction of long-term debt.

This Section is applied retroactively without restating comparative figures, resulting in the following adjustments as at January 1, 2007:

	$
Portfolio investments	369,000
Net Change – Other components of Comprehensive Income	369,000

Under the new Sections, the commitments to physically deliver gold sales contracts constitute, as of January 1, 2007, non-financial derivative instruments and were recorded at fair value on the balance sheet. The fair value of those commitments was evaluated at $35,770,000 as at January 1, 2007 (calculated using a gold market value of $636 per ounce). Upon initial adoption of the standard, the amount (net of related deferred revenue of $3,417,000) was recognized in the opening balance of retained earnings. Because the Company does not follow the accounting standards of hedge accounting, the subsequent fluctuations of the fair value of these instruments will be included in net income (loss).

In addition, an amount of $55,000 was adjusted to the retained earnings opening balance as at January 1, 2007 in order to incorporate the amortization of the deferred financing costs according to the effective interest rate method.

b) Stripping Costs Incurred in the Production Phase of a Mining Operation (stripping costs)

Mining costs associated with stripping activities are deferred and disclosed in the property, plant and equipment in the case of an open pit mine if the actual ratio of total tonnes of waste material relative to the total tonnes of ore in a given year is higher than the estimated average ratio for the life of the mine. These costs are subsequently charged to operating costs in the periods during which the said ratio is lower than the estimated average ratio for the life of the mine.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications (continued)

Effective January 1, 2007, the Company adopted the new accounting recommendation contained in EIC 160 published by the Emerging Issues Committee of the CICA. The recommendations require that, for fiscal years beginning on or after July 1, 2006, the stripping costs should be accounted for as variable production costs to be included in the costs of inventory produced during the period in which they are incurred. Stripping costs should be capitalized when the stripping activity can be shown to be a betterment of the mineral property. The amount capitalized in the balance sheet as a deferred stripping asset totals $9,166,000 as at December 31, 2006.

Reconciliation of capitalized stripping costs for the nine-month period ended September 30, 2007 is as follows :

	Nine-month period ended September 30, 2007 $
Beginning balance	-
Stripping costs capitalized	175
Amortization	-
Ending balance	175

The financial information from prior periods was restated to take this change into account. The impact of the change is as follows:

	As previously reported $	Change $	Restated $
Inventories as at December 31, 2006	18,861	2,711	21,572
Property, plant and equipment as at December 31, 2006	100,925	(9,166)	91,759
Mining operations expense for the third quarter 2006	6,789	895	7,684
Mining operations expense for the first nine months of 2006	28,589	3,517	32,106
Minority interest in a subsidiary's net loss for the first nine months of 2006	(1,381)	1,029	(352)
Net loss for the third quarter 2006	(4,139)	(895)	(5,034)
Net loss for the first nine months of 2006	(2,531)	(4,546)	(7,077)
Deficit as at December 31, 2005	(58,465)	(766)	(59,231)
Deficit as at March 31, 2006	(58,426)	(2,464)	(60,890)
Deficit as at June 30, 2006	(56,857)	(4,417)	(61,274)
Deficit as at September 30, 2006	(62,879)	(5,312)	(68,191)
Deficit as at December 31, 2006	(75,292)	(6,455)	(81,747)

Commensurate with this transition, the Company revised its accounting policy regarding the valuation of ore in stockpiles from presently using the first-in, first-out method ("FIFO") to the average cost method effective January 1, 2007. This accounting policy modification was applied retroactively and this modification of accounting policy did not have a significant impact on the financial statements.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications (continued)

c) Comprehensive Income and Unitholders' Equity

Under Section 1530, Comprehensive Income is comprised of net earnings (loss) and Other Comprehensive Income ("OCI"), which represents changes in Unitholders' equity during a period arising from transactions and other events with non-owner sources. OCI generally would include unrealized gains and losses on financial assets classified as available-for-sale. The Company's consolidated financial statements include a consolidated statement of Other Comprehensive Income while the cumulative amount and Accumulated Other Comprehensive Income (''AOCI'') are presented as a separate item of Unitholders' equity.

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 3251 "Equity" which describes the standards for presenting equity and changes in equity. Due to the adoption of Section 3251 and Section 1530 described above the Company's financial statements now include information on Comprehensive Income and its other components.

4 Portfolio investments

The portfolio investments consist in share capital that is available-for-sale and is accounted for at its faire value.

	As at September 30, 2007 $	As at December 31, 2006 $
Cost	1,019	1,019
Latent gain	240	-
Fair value of portfolio investments available-for-sale	1,259	1,019

5 Inventories

	As at September 30, 2007 $	As at December 31 2006, $ (restated, note 3)
Gold ingots	2,738	2,407
Gold in circuit	1,131	1,792
Stockpiles	7,012	8,812
Supplies and spare parts	12,101	8,561
	22,982	21,572

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

6 Other short-term assets

	As at September 30, 2007 $	As at December 31, 2006 $
Prepaid expenses	6,114	2,616
	6,114	2,616

7 Property, plant and equipment

			As at September 30, 2007
	Cost $	Accumulated depreciation $	Net $
Property acquisition costs, deferred exploration and development costs	82,917	32,221	50,696
Buildings and equipment related to mining production	32,237	10,652	21,585
Mining equipment	21,412	1,647	19,765
Rolling stock, communication and computer equipment	9,312	4,039	5,273
Stripping costs (note 3b)	175	-	175
	146,053	48,559	97,494

			As at December 31, 2006 (restated, note 3)
	Cost $	Accumulated depreciation $	Net $
Property acquisition costs, deferred exploration and development costs	76,381	26,979	49,402
Buildings and equipment related to mining production	29,517	8,342	21,175
Mining equipment	17,206	246	16,960
Rolling stock, communication and computer equipment	7,278	3,056	4,222
	130,382	38,623	91,759

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

8 Assets under construction

Mana project - Burkina Faso	As at September 30, 2007 $	As at December 31, 2006 $
Construction cost	51,506	9,962
Related costs	1,969	-
	53,475	9,962

The construction costs for the Mana project include advances on contracts. The related costs to the construction include capitalized interest of $1,197,000, amortized deferred financing fees of $109,000 and amortization of property, plant and equipment of $663,000.

9 Mining assets

Mining assets are comprised of wholly owned mining rights, undivided interests in properties and deferred exploration and development costs.

	As at September 30, 2007 $	As at December 31, 2006 $
Burkina Faso (Mana)	13,377	11,263
Burkina Faso (Datambi)	822	820
Projects - Energy	933	232
	15,132	12,315

Royalties will be paid if commercial operations are attained on certain mining properties.

Costs and deferred exploration and development costs

	As at September 30, 2007 $
Balance – beginning of period	12,315
Increase in deferred development costs of the Mana project	2,114
Increase in deferred development costs of the Datambi project	2
Increase in deferred development costs related to the projects – Energy	701
Balance – end of the period	15,132

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

10 Other assets

	As at September 30, 2007 $	As at December 31, 2006 $
Deferred financing costs (note 3a)	-	1,366
Others	-	31
	-	1,397

11 Long-term debt

The long-term debt consists of the following :

	As at September 30, 2007 $	As at December 31, 2006 $
Loan of $1,615,000, bearing interest at 3.75% over LIBOR payable quarterly, principal repayable in twelve equal quarterly instalments starting September 15, 2005. Financed equipment is pledged as a guarantee on this loan.	402	804
Bank loan of $12,500,000, bearing interest at 3.00% over LIBOR payable semi-annually, principal repayable in ten equal semi-annual instalments starting April 1, 2005, secured by a pledge of the shares and assets of a subsidiary. The loan is also secured by a guarantee (limited to 40% of any outstanding amounts on the loan) granted by SEMAFO Inc.[1)]	6,250	7,500
Bank loan of $20,000,000, bearing interest at 8.50% payable quarterly, principal repayable in sixteen equal quarterly instalments starting September 30, 2007, secured by a pledge of certain assets and by an assignment of claims of certain inter-company advances.[2)]	18,750	20,000
Term facility of $45,000,000, with progressive disbursements, bearing interest at 3.00% over LIBOR payable quarterly, principal repayable in fifteen equal quarterly installments starting June 30, 2008. The facility is secured by pledge of shares of a subsidiary and a pledge of assets. The facility is also secured by pledges and assignments of bank accounts, inter-company advances and other intangibles.[3) 4) 5)]	28,250	-
Long-term debt	53,652	28,304
Deferred financing fees	(2,688)	-
Long-term debt net of deferred financing costs	50,964	28,304
Current portion of long-term debt	(12,791)	(5,536)
Long-term portion of long-term debt	38,173	22,768

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

11 Long-term debt (continued)

1) The company is required to maintain a cash balance of $1,250,000 until the full repayment of the loan.
2) The company granted 800,000 warrants to the lender. Each warrant entitles its holder to purchase one common share of the company at a price of $2.26 (CA $2.25) on or prior to July 19, 2011. The fair value of the warrants has been established at $656,000.
3) As part of this transaction, the company granted 1,000,000 warrants to the lender. Each warrant entitles its holder to purchase one common share at a price of $2.01 (CA$2.00) on or prior to February 20, 2012. The fair value of the warrants has been established at $800,000.
4) As at September 30, 2007, a disbursement of $28,250,000 was made. The company expects to receive the remaining disbursements by the end of December 2007.
5) During the construction period, the company is required to maintain in a distinct account an amount of $7,000,000 in the event of cost overruns.

The aggregate amount of the long-term debt payments required in each of the next five years is as follows:

	$
2007	2,634
2008	16,768
2009	19,500
2010	12,250
2011	2,500

12 Asset retirement obligations for property, plant and equipment

The company's operations are governed by a mining agreement governing the protection of the environment. The Company conducts its operations in order to protect the public health and the environment. The company will implement progressive measures for rehabilitation work during the operation, closing down and follow-up work upon closing of the mine. Hence, the company accounted for its asset retirement obligations for property, plant and equipment of the mining sites using cost estimates. Those estimates are subject to changes following modifications to laws and regulations or as new information becomes available.

The table below presents the evolution of the asset retirement obligations for property, plant and equipment for the period:

	As at September 30, 2007 $	As at December 31, 2006 $
Balance — beginning of period	2,757	1,910
Increase due to accretion expense	164	153
New liability	600	743
Liabilities paid off	(30)	(49)
Balance — end of period	3,491	2,757

The estimated undiscounted cash flow required to settle the asset retirement obligations is $4,021,000. Those disbursements are expected to be made during the years 2007 to 2014. An 8% discount rate was used to evaluate those obligations.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

13 Share capital

Authorized
Unlimited number of common shares without par value
Unlimited number of Class "A" preferred shares, no par value, non-voting, non-participating and redeemable at the option of the holder at a price of $0.33 (CA$0.33) per share
Unlimited number of Class "B" preferred shares, no par value, non-voting, non-participating and redeemable at the option of the company at a price of $0.12 (CA$0.12) per share

Movements in the company's share capital are as follows:

		As at September 30, 2007		As at December 31, 2006
	Number (in thousands)	Amount $	Number (in thousands)	Amount $
Common shares				
Balance at beginning of period	194,125	246,688	134,184	148,168
Issued and paid in cash	-	-	55,300	91,148
Issued for exercises of options	840	1,034	254	372
Issued for exercises of warrants	-	-	4,387	7,000
Balance at the end of period	194,965	247,722	194,125	246,688
Warrants				
Balance at beginning of period	2,363	1,420	5,696	2,054
Exercised	-	-	(4,387)	(1,426)
Issued to agents	-	-	344	160
Issued to lender (note 11)	1,000	800	800	656
Expired	(344)	(160)	(90)	(24)
Balance at end of period	3,019	2,060	2,363	1,420
Common shares and warrants	197,984	249,782	196,488	248,108

Warrants

Warrants outstanding as at September 30, 2007 :

Expiration date	Exercise price	Number of warrants
December 2008	$1.88 (CA $1.87)	1,219,000
July 2011	$2.26 (CA $2.25)	800,000
February 2012	$2.01 (CA $2.00)	1,000,000
		3,019,000

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

13 Share capital (continued)

Options

A total of 3,125,000 new options were issued to employees and officers of the company during the nine-month period ended September 30, 2007. Those options were subject to a valuation.

A total of 840,000 options were exercised during the nine-month period ended September 30, 2007 under the Plan for a cash consideration of $561,000 (CA $609,000). An amount of $473,000 from these options has been reclassified from contributed surplus to share capital.

The following table sets forth the options granted to employees, officers, consultants and directors as part of their remuneration under the Plan:

	As at September 30, 2007		As at December 31, 2006	
	Number of options (in thousands)	Weighted average exercise price ($)	Number of options (in thousands)	Weighted average exercise price ($)
Balance – beginning of period	5,082	1.77	2,282	1.09
Cancelled or expired	(889)	2.51	(116)	1.51
Exercised	(840)	0.68	(254)	0.84
Issued	3,125	1.59	3,170	2.18
Balance – end of period	6,478	1.70	5,082	1.77
Options exercisable – end of period	1,535	1.77	2,060	1.15

14 Contributed surplus

The contributed surplus account is composed of:

	As at September 30, 2007 $	As at December 31, 2006 $
Balance – beginning of period	1,978	929
Exercised options	(473)	(154)
Charges from valuation of options	1,022	1,179
Expired warrants	160	24
Balance – end of period	2,687	1,978

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

15 Accumulated Other Comprehensive Income

	Nine-month period ended September 30, 2007 $
Modification following the adoption of Section 3855 'Financial instruments' (note 3a)	369
Latent loss on portfolio investment available-for-sale	(129)
Accumulated latent gain on portfolio investment	240

16 Financial instruments

Gold sales contrats

As at September 30, 2007, the company had commitments to deliver 92,000 ounces of gold over the next three years at an average price valued at $375 per ounce.

	2007	2008	2009	Total
Ounces (in thousands)	9	48	35	92

In addition, our positions include an interest rate swap. Pursuant to the swap agreement, the company is committed to pay the difference between the « LIBOR » USD three (3) months and the « GOFO » three (3) months interest rate, whereas the counterparty is committed to pay a fixed interest rate of 1 % per annum.

During the first nine months of 2007, the company proceeded to the settlement of gold sales contracts representing 53,000 ounces for a total amount of $15,234,000.

The gold sales contracts do not qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognized in net income (loss).

The following table sets forth the changes in the fair value of the derivative instruments accounted for in the consolidated financial statements.

	Three-month period ended September 30, 2007 $	Nine-month period ended September 30, 2007 $
Recognition of the fair value at the beginning of the period (note 3a)	(28,474)	(39,187)
Financial instruments settled :		
Gold sales contracts	1,329	15,234
Swap	(168)	(521)
Changes to fair value	(7,134)	(9,973)
Fair value at the end of the period (calculated using a market price for gold of $745 per ounce)	(34,447)	(34,447)

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

16 Financial instruments (continued)

Options
The Company has implemented a 55,000 ounces gold price put protection program for the Mana project, which was a requirement under the $45,000,000 debt facility.

The company purchased put options allowing us to price-protect at a minimum price of $600 per ounce for 55,000 ounces of gold broken as follows: 10,000 ounces in 2009, 10,000 ounces in 2010 and 45,000 ounces in 2011. Consequently, 100% of production will be available to be sold at spot prices and fully exposed to any upward increase in the gold price with the downward price protected at $600 per ounce on 55,000 ounces.

The cost of the puts was $999,900, of which $81,000 was spend in the third quarter 2007 and the remaining balance of $918,000 in the fourth quarter.

These options do not qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognized in net income (loss).

The following table sets forth the changes in the fair value of the options accounted for in the consolidated financial statements.

	Three-month period ended September 30, 2007 $	Nine-month period ended September 30, 2007 $
Fair value at the beginning of the period	-	-
Acquisition of financial instruments	81	81
Changes to fair value	(16)	(16)
Fair value at the end of the period	65	65

17 Commitments

Construction – Mana projet

The company signed several contracts relating to the construction of the Mana operating plant in Burkina Faso. As at September 30, 2007 the company had commitments totaling $11,100,000 ($14,383,000 as at December 31, 2006).

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

18 Financial information included in consolidated statements of cash flows

a) Net changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment

	Three-month period ended September 30,	(restated, note 3)	Nine-month period ended September 30,	(restated, note 3)
	2007	2006	2007	2006
	$	$	$	$
Accounts receivable	2,330	1,299	(1,204)	165
Inventories	(2,415)	(3,723)	(1,650)	(6,478)
Other assets	(1,779)	(1,744)	(3,441)	(2,959)
Accounts payable and accrued liabilities	1,055	127	1,084	(1,238)
Settlement of liabilities related to asset retirement obligations for property, plant and equipment	(4)	(13)	(30)	(29)
Deferred revenue on interest rate swap related to gold sales contracts	-	206	-	668
	(813)	(3,848)	(5,241)	(9,871)

b) Supplemental information on items not affecting cash and cash equivalents

	Three-month period ended September 30		Nine-month period ended September 30	
	2007	2006	2007	2006
	$	$	$	$
Unrealized foreign exchange loss on advances payable	436	4	1,007	281
Amortization of property, plant and equipment allocated to mining assets	16	45	100	63
Amortization of property, plant and equipment allocated to assets under construction	250	-	663	-
Net effect of amortization of property, plant and equipment allocated to inventories	600	128	240	(390)
Asset retirement obligations for property, plant and equipment allocated to fixed assets	213	235	600	550

c) Cash flows related to interest

	Three-month period ended September 30		Nine-month period ended September 30	
	2007	2006	2007	2006
	$	$	$	$
Interest paid during the period	630	341	1,924	758

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

19 Segmented information

The company is conducting exploration and production activities on different sites in Guinea, Niger and Burkina Faso. These sites are managed separately given their different locations and laws.

	Samira Hill Mine, Niger $	Kiniero Mine, Guinea $	Mana Project, Burkina Faso $	Corporate and others $	Total $
Three-month period ended September 30, 2007					
Revenue – Gold sales	13,167	3,147	-	-	16,314
Operating expenses	8,941	5,960	-	-	14,901
Amortization of property, plant and equipment	2,051	1,015	-	37	3,103
Acquisition of property, plant and equipment	2,291	2,879	2,597	39	7,806
Change to the fair value of the derivative financial instruments	(7,134)	-	(16)	-	(7,150)
Net loss	(5,769)	(3,965)	-	(583)	(10,317)
Three-month period ended September 30, 2006 (restated, note 3)					
Gold sales	1,251	6,602	-	-	7,853
Net loss on gold sales contracts	(2,284)	-	-	-	(2,284)
Revenue	(1,033)	6,602	-	-	5,569
Operating expenses	3,418	4,266	-	-	7,684
Amortization of property, plant and equipment	608	744	-	7	1,359
Acquisition of property, plant and equipment	2,733	2,544	5,944	25	11,246
Net income (loss)	(5,343)	1,503	-	(1,194)	(5,034)

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

19 Segmented information (continued)

	Samira Hill Mine, Niger $	Kiniero Mine, Guinea $	Mana Project, Burkina Faso $	Corporate and others $	Total $
Nine-month period ended September 30, 2007					
Revenue – Gold sales	38,597	14,429	-	-	53,026
Operating expenses	26,264	16,865	-	-	43,129
Amortization of property, plant and equipment	6,435	2,875	-	103	9,413
Acquisition of property, plant and equipment	4,182	6,567	4,812	110	15,671
Change to the fair value of the derivative financial instruments	(9,973)	-	(16)	-	(9,989)
Net loss	(6,374)	(6,501)	-	(2,758)	(15,633)
As at September 30, 2007					
Property, plant and equipment	52,661	30,981	13,389	463	97,494
Assets under construction	-	-	53,475	-	53,475
Mining Assets	-	-	13,377	1,755	15,132
Total Assets	75,549	42,161	85,283	29,685	232,678
Nine-month period ended September 30, 2006 (restated, note 3)					
Gold sales	13,931	21,406	-	-	35,337
Net loss on gold sales contracts	(1,724)	-	-	-	(1,724)
Revenue	12,207	21,406	-	-	33,613
Operating expenses	17,282	14,824	-	-	32,106
Amortization of property, plant and equipment	4,174	2,573	-	20	6,767
Acquisition of property, plant and equipment	4,632	10,714	6,039	126	21,511
Net income (loss)	(10,893)	4,303	-	(487)	(7,077)
As at September 30, 2006 (restated, note 3)					
Property, plant and equipment	61,707	26,688	6,059	340	94,794
Mining Assets	-	-	12,989	2,121	15,110
Total Assets	76,537	34,133	21,036	31,870	163,576

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

20 Comparative figures

Certain comparative data were reclassified to conform to the presentation adopted for the period ended September 30, 2007.

21 Subsequent event

Public offering

On November 13, 2007, the company closed a public offering of 18,500,000 common shares at $1.40 (CA $1.35) per share for gross proceeds of $25,849,125 (CA$24,975,000).



Requests for copies of the
Annual Report, Quarterly Reports and Company Information
may be addressed to :

Benoit La Salle
President and Chief Executive Officer

750, Marcel-Laurin Blvd, Suite 375
Saint-Laurent (Quebec) H4M 2M4

Telephone :	(514) 744-4408
Fax :	(514) 744-2291
E-mail :	info@semafo.com
WWW :	http//www.semafo.com

Computershare Trust Company of Canada

The Toronto Stock Exchange
Symbol «SMF»
Cusip : 81692210-8

SEMAFO inc.

Consolidated financial statements

September 30, 2007 and 2006

SEMAFO inc.

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	As at September 30, 2007 $	As at December 31, 2006 $ (restated, note 3)
Assets		
Current assets		
Cash and cash equivalents	26,200	82,605
Portfolio investments (note 4)	1,259	1,019
Accounts receivable	1,707	503
Inventories (notes 3 and 5)	22,982	21,572
Restricted cash (note 11)	7,000	-
Other short-term assets (note 6)	6,114	2,616
	65,262	108,315
Property, plant and equipment (notes 3 and 7)	97,494	91,759
Assets under construction (note 8)	53,475	9,962
Mining assets (note 9)	15,132	12,315
Other assets (note 10)	-	1,397
Restricted cash (note 11)	1,250	1,250
Fair value of derivative financial instruments (note 16)	65	-
	232,678	224,998
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	14,329	13,245
Current portion of long-term debt (note 11)	12,791	5,536
Deferred revenues	-	2,717
	27,120	21,498
Long-term debt (note 11)	38,173	22,768
Deferred revenues	-	700
Fair value of derivative financial instruments (note 16)	34,447	-
Advances payable	9,943	8,936
Asset retirement obligations for property, plant and equipment (note 12)	3,491	2,757
	113,174	56,659
Shareholders' Equity		
Share capital (note 13)	249,782	248,108
Contributed surplus (note 14)	2,687	1,978
Deficit	(133,205)	(81,747)
Accumulated Other Comprehensive Income (note 15)	240	-
	119,504	168,339
	232,678	224,998

Approved by the Board,

Jean Lamarre, Director

Benoit La Salle, Director

SEMAFO inc.

Consolidated Statements of Deficit and Comprehensive Income

(unaudited, expressed in thousands of U.S. dollars)

Consolidated Deficit

	Three-month period ended September 30		Nine-month period ended September 30	
	2007	2006	2007	2006
	$	$	$	$
Balance – beginning of period				
Balance previously reported	(122,888)	(56,857)	(75,292)	(58,465)
Accounting change :				
• Stripping costs (note 3b)	-	(4,417)	(6,455)	(766)
Restated balance	(122.888)	(61,274)	(81.747)	(59,231)
Accounting changes – financial instruments (note 3a) :				
• Gold sales contracts	-	-	(35.770)	-
• Deferred financing costs	-	-	(55)	-
Share issue expenses	-	(1,883)	-	(1,883)
Net loss for the period	(10,317)	(5,034)	(15.633)	(7,077)
Balance – end of period	(133,205)	(68,191)	(133,205)	(68,191)

Consolidated Comprehensive Income

	Three-month period ended September 30		Nine-month period ended September 30	
	2007	2006	2007	2006
	$	$	$	$
Net loss for the period	(10.317)	(5,034)	(15.633)	(7,077)
Other components of Comprehensive Income :				
• Net variation on the latent gain (loss) on the financial assets available-for-sale	(169)	-	(129)	-
Comprehensive income	(10,486)	(5,034)	(15,762)	(7,077)

SEMAFO inc.

Consolidated Statements of Operations

(unaudited, expressed in thousands of U.S. dollars, except for amounts per share)

	Three-month period ended September 30		Nine-month period ended September 30	
	2007	2006 (restated, note 3)	2007	2006 (restated, note 3)
	$	$	$	$
Revenue – Gold sales	16,314	5,569	53,026	33,613
Expenses				
Mining operations	14,901	7,684	43,129	32,106
Amortization of property, plant and equipment	3,103	1,359	9,413	6,767
Administration	2,177	1,280	6,199	3,463
Stock-based compensation (note 13)	328	443	1,022	810
Loss on settlement of gold sales contracts	-	-	-	55
Accretion expense of asset retirement obligations for property, plant and equipment (note 12)	43	39	164	115
	20,552	10,805	59,927	43,316
Loss before the undernoted items	(4,238)	(5,236)	(6,901)	(9,703)
Interest, financing fees and other income	(460)	(226)	(1,482)	(417)
Gain on disposal of short-term investments	-	(506)	-	(1,943)
Interest on long-term debt	479	541	1,468	943
Change to the fair value of derivative financial instruments (note 16)	7,150	-	9,989	-
Amortization of deferred financing costs	-	73	-	114
Foreign exchange gain	(1,090)	(84)	(1,243)	(971)
Net loss before minority interest	(10,317)	(5,034)	(15,633)	(7,429)
Minority interest in a subsidiary's net loss	-	-	-	(352)
Net loss for the period	(10,317)	(5,034)	(15,633)	(7,077)
Basic and diluted net loss per share	(0.05)	(0.03)	(0.08)	(0.05)

SEMAFO inc.

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars)

	Three-month period ended September 30		Nine-month period ended September 30	
		(restated, note 3)		(restated, note 3)
	2007	2006	2007	2006
Cash flows from	$	$	$	$
Operating activities				
Net loss for the period	(10,317)	(5,034)	(15,633)	(7,077)
Items not affecting cash and cash equivalents				
Net loss on gold sales contracts	-	2,284	-	1,724
Latent loss on derivative financial instruments	7,150	-	9,989	-
Amortization of property, plant and equipment	3,103	1,359	9,413	6,767
Stock-based compensation	328	443	1,022	810
Deferred revenue on interest rate swap related to gold sales contracts	-	-	-	(79)
Accretion expense of asset retirement obligations	43	38	164	114
Gain on disposal of short-term investments	-	(506)	-	(1,943)
Amortization of deferred financing costs	116	73	347	113
Unrealized foreign exchange loss	436	4	1,007	281
Minority interest in a subsidiary's net loss	-	-	-	(352)
	859	(1,339)	6,309	358
Changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment (note 18a)	(813)	(3,848)	(5,241)	(9,871)
	46	(5,187)	1,068	(9,513)
Financing activities				
New term facility, net of financing costs	10,341	20,000	27,191	20,000
Reimbursement of long-term debt	(1,384)	(134)	(2,902)	(1,652)
Issuance of share capital	364	23,214	561	24,854
Share issue expenses	-	(1,723)	-	(1,723)
	9,321	41,357	24,850	41,479
Investment activities				
Increase of assets under construction	(17,292)	(2,196)	(42,741)	(2,497)
Acquisition of mining assets	(890)	(836)	(2,717)	(2,616)
Proceeds on disposal of short-term investments	-	1,046	-	4,273
Acquisition of financial instruments	(81)	-	(81)	-
Financial instruments settled	(1,161)	-	(14,713)	-
Additions to property, plant and equipment	(7,593)	(11,018)	(15,071)	(20,968)
Increase in restricted cash	-	-	(7,000)	-
	(27,017)	(13,004)	(82,323)	(21,808)
Net increase (decrease) in cash and cash equivalents during the period	(17,650)	23,166	(56,405)	10,158
Cash and cash equivalents – beginning of the period	43,850	9,200	82,605	22,208
Cash and cash equivalents – end of the period	26,200	32,366	26,200	32,366

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

1 Basis of presentation

These consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles. These consolidated interim financial statements do not include all disclosures required under Canadian generally accepted accounting principles for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2006.

The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the interim consolidated financial statements

Those consolidated financial statements were prepared using the same accounting policies in application for the consolidated financial statements as of December 31, 2006, with the exception for modifications specified below.

New classification

Certain comparative amounts were reclassified according to the presentation adopted for the period ended September 30, 2007.

2 Incorporation and nature of activities

SEMAFO inc. (the « company ») was incorporated under Part IA of the Quebec Companies Act.

The company, its subsidiaries and its joint venture are engaged in gold mining and related activities, including exploration, development and operations. These activities are conducted in West Africa. The company and its subsidiaries presently own and operate two gold mines in Guinea and Niger as well as the Mana project in Burkina Faso which is under construction.

The company, its subsidiaries and its joint venture have interests in mining properties currently at the exploration or development stage. Certain of these properties are in the process of evaluation to determine the economics of putting them into production. The potential for recovery of costs incurred on these properties and of related deferred charges depends on the existence of sufficient quantities of reserves, obtaining all required permits, the company's ability to obtain appropriate financing to put these properties into production, and the ability to realize a profitable return for the company.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 1506 "Accounting Changes". This standard establishes criteria for changing significant accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

Effective January 1, 2007, the Company adopted four new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") addressing Financial Instruments, Stripping Costs Incurred in the Production Phase of a Mining Operation (stripping costs), Comprehensive Income and Unitholders' Equity.

a) Financial Instruments

In the normal course of business, the Company uses financial instruments.

Section 3855 (Financial Instruments) establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial instruments are required to be measured at fair value on initial recognition, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities classified as held-for-trading are required to be measured at fair value, with gains and losses recognized in net earnings.

Financial assets classified as held-to-maturity, loans and receivables and financial liabilities (other than those held-for-trading) are required to be measured at amortized cost using the effective interest method of amortization.

Available-for-sale financial assets are required to be measured at fair value, with unrealized gains and losses recognized in Other Comprehensive Income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market should be measured at cost.

Short-term investments are classified under "Available-for-sale financial Assets". It is measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded as Comprehensive Income. As at January 1, 2007, the carrying value and fair value of portfolio investments were $1,019,000 and $1,388,000, respectively. The initial valuation resulted in a net unrealized gain of $369,000. This net unrealized gain is presented as an adjustment to consolidated Accumulated Other Comprehensive Income.

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in a financial instrument or other contract but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are required to be recognized in net earnings, except for derivatives that are designated as a cash flow hedge, in which case the fair value change for the effective portion of such hedge relationship is required to be recognized in Other Comprehensive Income. The company chose January 1, 2003 as the transition date for the embedded derivatives, the date that is the latest that could be chosen according to the accounting policy.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications (continued)

The Company has implemented the following classification:

- Cash and cash equivalents are classified as "held-for-trading". These financial assets measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded in net income.

- Short-term investments are classified under "Available-for-sale financial Assets". It is measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded as Comprehensive Income.

- Accounts payable and accrued liabilities and long-term debt are classified as "held-to-maturity". After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. According to the effective interest rate method, deferred financing fees are recorded as a reduction of long-term debt.

This Section is applied retroactively without restating comparative figures, resulting in the following adjustments as at January 1, 2007:

	$
Portfolio investments	369,000
Net Change – Other components of Comprehensive Income	369,000

Under the new Sections, the commitments to physically deliver gold sales contracts constitute, as of January 1, 2007, non-financial derivative instruments and were recorded at fair value on the balance sheet. The fair value of those commitments was evaluated at $35,770,000 as at January 1, 2007 (calculated using a gold market value of $636 per ounce). Upon initial adoption of the standard, the amount (net of related deferred revenue of $3,417,000) was recognized in the opening balance of retained earnings. Because the Company does not follow the accounting standards of hedge accounting, the subsequent fluctuations of the fair value of these instruments will be included in net income (loss).

In addition, an amount of $55,000 was adjusted to the retained earnings opening balance as at January 1, 2007 in order to incorporate the amortization of the deferred financing costs according to the effective interest rate method.

b) Stripping Costs Incurred in the Production Phase of a Mining Operation (stripping costs)

Mining costs associated with stripping activities are deferred and disclosed in the property, plant and equipment in the case of an open pit mine if the actual ratio of total tonnes of waste material relative to the total tonnes of ore in a given year is higher than the estimated average ratio for the life of the mine. These costs are subsequently charged to operating costs in the periods during which the said ratio is lower than the estimated average ratio for the life of the mine.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications (continued)

Effective January 1, 2007, the Company adopted the new accounting recommendation contained in EIC 160 published by the Emerging Issues Committee of the CICA. The recommendations require that, for fiscal years beginning on or after July 1, 2006, the stripping costs should be accounted for as variable production costs to be included in the costs of inventory produced during the period in which they are incurred. Stripping costs should be capitalized when the stripping activity can be shown to be a betterment of the mineral property. The amount capitalized in the balance sheet as a deferred stripping asset totals $9,166,000 as at December 31, 2006.

Reconciliation of capitalized stripping costs for the nine-month period ended September 30, 2007 is as follows :

	Nine-month period ended September 30, 2007 $
Beginning balance	-
Stripping costs capitalized	175
Amortization	-
Ending balance	175

The financial information from prior periods was restated to take this change into account. The impact of the change is as follows:

	As previously reported $	Change $	Restated $
Inventories as at December 31, 2006	18,861	2,711	21,572
Property, plant and equipment as at December 31, 2006	100,925	(9,166)	91,759
Mining operations expense for the third quarter 2006	6,789	895	7,684
Mining operations expense for the first nine months of 2006	28,589	3,517	32,106
Minority interest in a subsidiary's net loss for the first nine months of 2006	(1,381)	1,029	(352)
Net loss for the third quarter 2006	(4,139)	(895)	(5,034)
Net loss for the first nine months of 2006	(2,531)	(4,546)	(7,077)
Deficit as at December 31, 2005	(58,465)	(766)	(59,231)
Deficit as at March 31, 2006	(58,426)	(2,464)	(60,890)
Deficit as at June 30, 2006	(56,857)	(4,417)	(61,274)
Deficit as at September 30, 2006	(62,879)	(5,312)	(68,191)
Deficit as at December 31, 2006	(75,292)	(6,455)	(81,747)

Commensurate with this transition, the Company revised its accounting policy regarding the valuation of ore in stockpiles from presently using the first-in, first-out method ("FIFO") to the average cost method effective January 1, 2007. This accounting policy modification was applied retroactively and this modification of accounting policy did not have a significant impact on the financial statements.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications (continued)

c) Comprehensive Income and Unitholders' Equity

Under Section 1530, Comprehensive Income is comprised of net earnings (loss) and Other Comprehensive Income ("OCI"), which represents changes in Unitholders' equity during a period arising from transactions and other events with non-owner sources. OCI generally would include unrealized gains and losses on financial assets classified as available-for-sale. The Company's consolidated financial statements include a consolidated statement of Other Comprehensive Income while the cumulative amount and Accumulated Other Comprehensive Income (''AOCI'') are presented as a separate item of Unitholders' equity.

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 3251 "Equity" which describes the standards for presenting equity and changes in equity. Due to the adoption of Section 3251 and Section 1530 described above the Company's financial statements now include information on Comprehensive Income and its other components.

4 Portfolio investments

The portfolio investments consist in share capital that is available-for-sale and is accounted for at its faire value.

	As at September 30, 2007 $	As at December 31, 2006 $
Cost	1,019	1,019
Latent gain	240	-
Fair value of portfolio investments available-for-sale	1,259	1,019

5 Inventories

	As at September 30, 2007 $	As at December 31 2006, $ (restated, note 3)
Gold ingots	2,738	2,407
Gold in circuit	1,131	1,792
Stockpiles	7,012	8,812
Supplies and spare parts	12,101	8,561
	22,982	21,572

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

6 Other short-term assets

	As at September 30, 2007 $	As at December 31, 2006 $
Prepaid expenses	6,114	2,616
	6,114	2,616

7 Property, plant and equipment

			As at September 30, 2007
	Cost $	Accumulated depreciation $	Net $
Property acquisition costs, deferred exploration and development costs	82,917	32,221	50,696
Buildings and equipment related to mining production	32,237	10,652	21,585
Mining equipment	21,412	1,647	19,765
Rolling stock, communication and computer equipment	9,312	4,039	5,273
Stripping costs (note 3b)	175	-	175
	146,053	48,559	97,494

			As at December 31, 2006 (restated, note 3)
	Cost $	Accumulated depreciation $	Net $
Property acquisition costs, deferred exploration and development costs	76,381	26,979	49,402
Buildings and equipment related to mining production	29,517	8,342	21,175
Mining equipment	17,206	246	16,960
Rolling stock, communication and computer equipment	7,278	3,056	4,222
	130,382	38,623	91,759

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

8 Assets under construction

	As at September 30, 2007	As at December 31, 2006
Mana project - Burkina Faso	**$**	**$**
Construction cost	51,506	9,962
Related costs	1,969	-
	53,475	9,962

The construction costs for the Mana project include advances on contracts. The related costs to the construction include capitalized interest of $1,197,000, amortized deferred financing fees of $109,000 and amortization of property, plant and equipment of $663,000.

9 Mining assets

Mining assets are comprised of wholly owned mining rights, undivided interests in properties and deferred exploration and development costs.

	As at September 30, 2007	As at December 31, 2006
	$	**$**
Burkina Faso (Mana)	13,377	11,263
Burkina Faso (Datambi)	822	820
Projects - Energy	933	232
	15,132	12,315

Royalties will be paid if commercial operations are attained on certain mining properties.

Costs and deferred exploration and development costs

	As at September 30, 2007
	$
Balance – beginning of period	12,315
Increase in deferred development costs of the Mana project	2,114
Increase in deferred development costs of the Datambi project	2
Increase in deferred development costs related to the projects – Energy	701
Balance – end of the period	15,132

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

10 Other assets

	As at September 30, 2007 $	As at December 31, 2006 $
Deferred financing costs (note 3a)	-	1,366
Others	-	31
	-	1,397

11 Long-term debt

The long-term debt consists of the following :

	As at September 30, 2007 $	As at December 31, 2006 $
Loan of $1,615,000, bearing interest at 3.75% over LIBOR payable quarterly, principal repayable in twelve equal quarterly instalments starting September 15, 2005. Financed equipment is pledged as a guarantee on this loan.	402	804
Bank loan of $12,500,000, bearing interest at 3.00% over LIBOR payable semi-annually, principal repayable in ten equal semi-annual instalments starting April 1, 2005, secured by a pledge of the shares and assets of a subsidiary. The loan is also secured by a guarantee (limited to 40% of any outstanding amounts on the loan) granted by SEMAFO Inc.[1)]	6,250	7,500
Bank loan of $20,000,000, bearing interest at 8.50% payable quarterly, principal repayable in sixteen equal quarterly instalments starting September 30, 2007, secured by a pledge of certain assets and by an assignment of claims of certain inter-company advances.[2)]	18,750	20,000
Term facility of $45,000,000, with progressive disbursements, bearing interest at 3.00% over LIBOR payable quarterly, principal repayable in fifteen equal quarterly installments starting June 30, 2008. The facility is secured by pledge of shares of a subsidiary and a pledge of assets. The facility is also secured by pledges and assignments of bank accounts, inter-company advances and other intangibles.[3) 4) 5)]	28,250	-
Long-term debt	53,652	28,304
Deferred financing fees	(2,688)	-
Long-term debt net of deferred financing costs	50,964	28,304
Current portion of long-term debt	(12,791)	(5,536)
Long-term portion of long-term debt	38,173	22,768

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

11 Long-term debt (continued)

1) The company is required to maintain a cash balance of $1,250,000 until the full repayment of the loan.
2) The company granted 800,000 warrants to the lender. Each warrant entitles its holder to purchase one common share of the company at a price of $2.26 (CA $2.25) on or prior to July 19, 2011. The fair value of the warrants has been established at $656,000.
3) As part of this transaction, the company granted 1,000,000 warrants to the lender. Each warrant entitles its holder to purchase one common share at a price of $2.01 (CA$2.00) on or prior to February 20, 2012. The fair value of the warrants has been established at $800,000.
4) As at September 30, 2007, a disbursement of $28,250,000 was made. The company expects to receive the remaining disbursements by the end of December 2007.
5) During the construction period, the company is required to maintain in a distinct account an amount of $7,000,000 in the event of cost overruns.

The aggregate amount of the long-term debt payments required in each of the next five years is as follows:

	$
2007	2,634
2008	16,768
2009	19,500
2010	12,250
2011	2,500

12 Asset retirement obligations for property, plant and equipment

The company's operations are governed by a mining agreement governing the protection of the environment. The Company conducts its operations in order to protect the public health and the environment. The company will implement progressive measures for rehabilitation work during the operation, closing down and follow-up work upon closing of the mine. Hence, the company accounted for its asset retirement obligations for property, plant and equipment of the mining sites using cost estimates. Those estimates are subject to changes following modifications to laws and regulations or as new information becomes available.

The table below presents the evolution of the asset retirement obligations for property, plant and equipment for the period:

	As at September 30, 2007 $	As at December 31, 2006 $
Balance — beginning of period	2,757	1,910
Increase due to accretion expense	164	153
New liability	600	743
Liabilities paid off	(30)	(49)
Balance — end of period	3,491	2,757

The estimated undiscounted cash flow required to settle the asset retirement obligations is $4,021,000. Those disbursements are expected to be made during the years 2007 to 2014. An 8% discount rate was used to evaluate those obligations.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

13 Share capital

Authorized
Unlimited number of common shares without par value
Unlimited number of Class "A" preferred shares, no par value, non-voting, non-participating and redeemable at the option of the holder at a price of $0.33 (CA$0.33) per share
Unlimited number of Class "B" preferred shares, no par value, non-voting, non-participating and redeemable at the option of the company at a price of $0.12 (CA$0.12) per share

Movements in the company's share capital are as follows:

		As at September 30, 2007		As at December 31, 2006
	Number (in thousands)	Amount $	Number (in thousands)	Amount $
Common shares				
Balance at beginning of period	194,125	246,688	134,184	148,168
Issued and paid in cash	-	-	55,300	91,148
Issued for exercises of options	840	1,034	254	372
Issued for exercises of warrants	-	-	4,387	7,000
Balance at the end of period	194,965	247,722	194,125	246,688
Warrants				
Balance at beginning of period	2,363	1,420	5,696	2,054
Exercised	-	-	(4,387)	(1,426)
Issued to agents	-	-	344	160
Issued to lender (note 11)	1,000	800	800	656
Expired	(344)	(160)	(90)	(24)
Balance at end of period	3,019	2,060	2,363	1,420
Common shares and warrants	197,984	249,782	196,488	248,108

Warrants

Warrants outstanding as at September 30, 2007 :

Expiration date	Exercise price	Number of warrants
December 2008	$1.88 (CA $1.87)	1,219,000
July 2011	$2.26 (CA $2.25)	800,000
February 2012	$2.01 (CA $2.00)	1,000,000
		3,019,000

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

13 Share capital (continued)

Options

A total of 3,125,000 new options were issued to employees and officers of the company during the nine-month period ended September 30, 2007. Those options were subject to a valuation.

A total of 840,000 options were exercised during the nine-month period ended September 30, 2007 under the Plan for a cash consideration of $561,000 (CA $609,000). An amount of $473,000 from these options has been reclassified from contributed surplus to share capital.

The following table sets forth the options granted to employees, officers, consultants and directors as part of their remuneration under the Plan:

	As at September 30, 2007		As at December 31, 2006	
	Number of options (in thousands)	Weighted average exercise price ($)	Number of options (in thousands)	Weighted average exercise price ($)
Balance – beginning of period	5,082	1.77	2,282	1.09
Cancelled or expired	(889)	2.51	(116)	1.51
Exercised	(840)	0.68	(254)	0.84
Issued	3,125	1.59	3,170	2.18
Balance – end of period	6,478	1.70	5,082	1.77
Options exercisable – end of period	1,535	1.77	2,060	1.15

14 Contributed surplus

The contributed surplus account is composed of:

	As at September 30, 2007 $	As at December 31, 2006 $
Balance – beginning of period	1,978	929
Exercised options	(473)	(154)
Charges from valuation of options	1,022	1,179
Expired warrants	160	24
Balance – end of period	2,687	1,978

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

15 Accumulated Other Comprehensive Income

	Nine-month period ended September 30, 2007 $
Modification following the adoption of Section 3855 'Financial instruments' (note 3a)	369
Latent loss on portfolio investment available-for-sale	(129)
Accumulated latent gain on portfolio investment	240

16 Financial instruments

Gold sales contrats
As at September 30, 2007, the company had commitments to deliver 92,000 ounces of gold over the next three years at an average price valued at $375 per ounce.

	2007	2008	2009	Total
Ounces (in thousands)	9	48	35	92

In addition, our positions include an interest rate swap. Pursuant to the swap agreement, the company is committed to pay the difference between the « LIBOR » USD three (3) months and the « GOFO » three (3) months interest rate, whereas the counterparty is committed to pay a fixed interest rate of 1 % per annum.

During the first nine months of 2007, the company proceeded to the settlement of gold sales contracts representing 53,000 ounces for a total amount of $15,234,000.

The gold sales contracts do not qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognized in net income (loss).

The following table sets forth the changes in the fair value of the derivative instruments accounted for in the consolidated financial statements.

	Three-month period ended September 30, 2007 $	Nine-month period ended September 30, 2007 $
Recognition of the fair value at the beginning of the period (note 3a)	(28,474)	(39,187)
Financial instruments settled :		
Gold sales contracts	1,329	15,234
Swap	(168)	(521)
Changes to fair value	(7,134)	(9,973)
Fair value at the end of the period (calculated using a market price for gold of $745 per ounce)	(34,447)	(34,447)

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

16 Financial instruments (continued)

Options

The Company has implemented a 55,000 ounces gold price put protection program for the Mana project, which was a requirement under the $45,000,000 debt facility.

The company purchased put options allowing us to price-protect at a minimum price of $600 per ounce for 55,000 ounces of gold broken as follows: 10,000 ounces in 2009, 10,000 ounces in 2010 and 45,000 ounces in 2011. Consequently, 100% of production will be available to be sold at spot prices and fully exposed to any upward increase in the gold price with the downward price protected at $600 per ounce on 55,000 ounces.

The cost of the puts was $999,900, of which $81,000 was spend in the third quarter 2007 and the remaining balance of $918,000 in the fourth quarter.

These options do not qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognized in net income (loss).

The following table sets forth the changes in the fair value of the options accounted for in the consolidated financial statements.

	Three-month period ended September 30, 2007 $	Nine-month period ended September 30, 2007 $
Fair value at the beginning of the period	-	-
Acquisition of financial instruments	81	81
Changes to fair value	(16)	(16)
Fair value at the end of the period	65	65

17 Commitments

Construction – Mana projet

The company signed several contracts relating to the construction of the Mana operating plant in Burkina Faso. As at September 30, 2007 the company had commitments totaling $11,100,000 ($14,383,000 as at December 31, 2006).

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

18 Financial information included in consolidated statements of cash flows

a) Net changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment

	Three-month period ended September 30,	(restated, note 3)	Nine-month period ended September 30,	(restated, note 3)
	2007	2006	2007	2006
	$	$	$	$
Accounts receivable	2,330	1,299	(1,204)	165
Inventories	(2,415)	(3,723)	(1,650)	(6,478)
Other assets	(1,779)	(1,744)	(3,441)	(2,959)
Accounts payable and accrued liabilities	1,055	127	1,084	(1,238)
Settlement of liabilities related to asset retirement obligations for property, plant and equipment	(4)	(13)	(30)	(29)
Deferred revenue on interest rate swap related to gold sales contracts	-	206	-	668
	(813)	(3,848)	(5,241)	(9,871)

b) Supplemental information on items not affecting cash and cash equivalents

	Three-month period ended September 30		Nine-month period ended September 30	
	2007	2006	2007	2006
	$	$	$	$
Unrealized foreign exchange loss on advances payable	436	4	1,007	281
Amortization of property, plant and equipment allocated to mining assets	16	45	100	63
Amortization of property, plant and equipment allocated to assets under construction	250	-	663	-
Net effect of amortization of property, plant and equipment allocated to inventories	600	128	240	(390)
Asset retirement obligations for property, plant and equipment allocated to fixed assets	213	235	600	550

c) Cash flows related to interest

	Three-month period ended September 30		Nine-month period ended September 30	
	2007	2006	2007	2006
	$	$	$	$
Interest paid during the period	630	341	1,924	758

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

19 Segmented information

The company is conducting exploration and production activities on different sites in Guinea, Niger and Burkina Faso. These sites are managed separately given their different locations and laws.

	Samira Hill Mine, Niger $	Kiniero Mine, Guinea $	Mana Project, Burkina Faso $	Corporate and others $	Total $
Three-month period ended September 30, 2007					
Revenue – Gold sales	13,167	3,147	-	-	16,314
Operating expenses	8,941	5,960	-	-	14,901
Amortization of property, plant and equipment	2,051	1,015	-	37	3,103
Acquisition of property, plant and equipment	2,291	2,879	2,597	39	7,806
Change to the fair value of the derivative financial instruments	(7,134)	-	(16)	-	(7,150)
Net loss	(5,769)	(3,965)	-	(583)	(10,317)
Three-month period ended September 30, 2006 (restated, note 3)					
Gold sales	1,251	6,602	-	-	7,853
Net loss on gold sales contracts	(2,284)	-	-	-	(2,284)
Revenue	(1,033)	6,602	-	-	5,569
Operating expenses	3,418	4,266	-	-	7,684
Amortization of property, plant and equipment	608	744	-	7	1,359
Acquisition of property, plant and equipment	2,733	2,544	5,944	25	11,246
Net income (loss)	(5,343)	1,503	-	(1,194)	(5,034)

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

19 Segmented information (continued)

	Samira Hill Mine, Niger $	Kiniero Mine, Guinea $	Mana Project, Burkina Faso $	Corporate and others $	Total $
Nine-month period ended September 30, 2007					
Revenue – Gold sales	38,597	14,429	-	-	53,026
Operating expenses	26,264	16,865	-	-	43,129
Amortization of property, plant and equipment	6,435	2,875	-	103	9,413
Acquisition of property, plant and equipment	4,182	6,567	4,812	110	15,671
Change to the fair value of the derivative financial instruments	(9,973)	-	(16)	-	(9,989)
Net loss	(6,374)	(6,501)	-	(2,758)	(15,633)
As at September 30, 2007					
Property, plant and equipment	52,661	30,981	13,389	463	97,494
Assets under construction	-	-	53,475	-	53,475
Mining Assets	-	-	13,377	1,755	15,132
Total Assets	75,549	42,161	85,283	29,685	232,678
Nine-month period ended September 30, 2006 (restated, note 3)					
Gold sales	13,931	21,406	-	-	35,337
Net loss on gold sales contracts	(1,724)	-	-	-	(1,724)
Revenue	12,207	21,406	-	-	33,613
Operating expenses	17,282	14,824	-	-	32,106
Amortization of property, plant and equipment	4,174	2,573	-	20	6,767
Acquisition of property, plant and equipment	4,632	10,714	6,039	126	21,511
Net income (loss)	(10,893)	4,303	-	(487)	(7,077)
As at September 30, 2006 (restated, note 3)					
Property, plant and equipment	61,707	26,688	6,059	340	94,794
Mining Assets	-	-	12,989	2,121	15,110
Total Assets	76,537	34,133	21,036	31,870	163,576

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

20 Comparative figures

Certain comparative data were reclassified to conform to the presentation adopted for the period ended September 30, 2007.

21 Subsequent event

Public offering

On November 13, 2007, the company closed a public offering of 18,500,000 common shares at $1.40 (CA $1.35) per share for gross proceeds of $25,849,125 (CA$24,975,000).

Form 52-109F2 - Certification of Interim Filings

I, Martin Milette, Chief Financial Officer of Semafo Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Semafo Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 12, 2007

(signed)
Chief Financial Officer

SOCIÉTÉ DES MINES DU LIPTAKO (SML) S.A.

AFRICAN GEOMIN MINING DEVELOPMENT CORPORATION LTD.

TECHNICAL REPORT ON THE MINERAL RESERVES AND MINERAL RESOURCES OF THE SAMIRA HILL MINE, NIGER AS OF DECEMBER 31ST, 2007

By

Michel A. Crevier, P. Geologist, M. Sc. A.

Qualified Person

Semafo Inc.

March 27, 2008

Table of contents

TABLE OF FIGURES

TABLE OF TABLES

ABSTRACT

This technical report, written in compliance with Appendix 43-101A1 of the National Instrument 43-101, *Disclosure for Mineral Projects*, has been prepared by the Société des Mines du Liptako (SML) as supporting evidence of its declaration on mineral resources and mineral reserves as of December 31, 2007.

The estimation of the mineral resources has been carried out with the use of Datamine software and has been later optimized by use of NPV-Scheduler software, with additional pit design with the Datamine pit design modules.

Optimization work of mineral resources and update of mineral reserves have been made based on the latest, up-to-date technical and economic parameters involved in mining operations. Of prime importance among these parameters are conservative gold prices and the most recent cost figures related to mining and processing of gold ore.

1. INTRODUCTION AND MANDATE

Semafo Inc. («Semafo») has given the report author the authority to supervise and verify, as qualified person, the preparation of a technical report drawn up by the Samira Mine geological team, in compliance with National Instrument 43-101. The prime objective is to define the mineral reserves and mineral resources as of December 31st, 2007 of Société des Mines du Liptako (SML) S.A. («SML»), which is the owner and operator of the Samira Gold Mine in Niger and of African GeoMin Mining Development Corporation Ltd. («AGMDC») which holds 80% of the issued and outstanding shares of SML.

Semafo indirectly owns 40% of SML but indirectly controls SML through its control of AGMDC pursuant to Semafo's right to elect a majority of the board members of AGMDC.

Mineral reserves and resources indicated in this report represent the combined reserves and resources of SML and AGMDC.

The report aims at making this information public in all Semafo's official annual publications.

2. DESCRIPTION AND LOCATION OF THE PERMIT AREAS

2.1. Permits and Location

SML holds one (1) mining permit while AGMDC holds 2 exploration permits in Liptako, Niger, in Western Africa: The exploitation permit is referred to as the Samira-Libiri permit, held by SML, and covering an area of 14.58km^2. In addition, the two exploration permits held by AGMDC are the Saoura permit covering a surface area of 1,331 km^2 (Decree 0029 /MME/DM, March 20, 2006) and the Tiawa permit covering 1,234.5 km^2 (Decree 0027 /MME/DM, March 20, 2006). These two exploration permits are contiguous to the exploitation permit of SML. Niger is a landlocked country bordered to the west by Burkina Faso and Mali, by Benin and Nigeria to the south, by Algeria and Lybia to the north and by Tchad to the east (Fig. 1).

The Tiawa-Saoura perimeter is located at approximately 100 km west of Niamey, the capital of Niger. Administratively, the Tiawa and Saoura permits are respectively located in the Tera Department and the Say Department, both in the Tillabéri region of Niger.


Maroc
Algérie
Libye
Egypte
Mauritanie
Mali
Niger
Tchad
Soudan
Guinée
Nigeria
Ghana
Ethiopie
Somalie
République Centre-Afrique
Cameroun
Kenya
Gabon
Congo
Zaire
Tanzanie
Angola
Zambie
Mozambique
Madagascar
Zimbabwe
Namibie
Botswana
Afrique du Sud
Localisation du projet de Saamira
Projet Samira

Figure 1: Location map for the Samira Hill Mine

3. ACCESSIBILITY, CLIMATE AND TOPOGRAPHY

3.1. Access to the permit areas

The property is accessible by road (Fig 2). The primary access road runs parallel to the paved national road of Niamey-Tillabéri, along the left bank of the Niger river up to Farié, which is 55 km west-north-west of the capital. Vehicles cross to the right bank of the Niger River via a ferryboat. From Farié, the site can be reached over a distance of 70 km on a lateritic road, open year-round, and generally running along the north bank of the Sirba River, a tributary of the Niger. Another option for heavy transport, is a lateritic road, also open year-round, that runs for 55 km from Niamey along the right bank of the Niger River through the village of Namaro. An official landing strip, running 1.8 km long, is located near the village of Boulon Jounga some 15 km north of the mining site. The airstrip can be used in case of emergency or for health-related evacuation or for traveling visitors and for other transportation.


Dargol
Ferry Crossing
Gotheye
Namaro
Niamey
Tiawa Permit
Saoura Permit
Torodi
Makalondi
0 10 20
Kilometers
Paved Highway
Laterite Highway
Samira Access Road

Figure 2: Location and access map to the Tiawa and Saoura permits

3.2. Climate and Topography

The mine site is located with in a sahelian type climatic zone. Yearly rainfall ranges from 600 to 1200mm. Average yearly rainfall for the Tiawa region is 600mm. In the sahelian zone of south-west Niger, the year is divided into two seasons, a dry season and a rainy season. The dry season runs from early October to early June, the rainy season, from June to October. The dry season is characterized by heat and a dry wind called Harmattan. The yearly rainfall can vary from 275mm to 620mm. With an average temperature high of 42°C, the highest temperatures are reached in April and May. Mildest temperatures, reaching a minimum low of 17°C, occur in December and January. In Niamey, the yearly average temperature is 29°C with recorded extremes in the 6°C-49°C range.

Tiawa and Saoura perimeters are generally flat and sandy plains with an average elevation of 260 metres above sea level. To the north, many large dunes cross this region. The major topographic variations are due to the presence of lateritic plateaus reaching 10 to 50m in relief and an elevation of 290 to 300m above sea level. The original lateritic overburden has been deeply eroded by dendritic texture flows linked to the hydrographic basins of the Tiawa and Sirba rivers. Vegetation is a savannah type with scattered trees. In the dry season, rivers and backwaters can be crossed using four wheel drive vehicles.

4. CHRONOLOGICAL ACCOUNT OF WORKS

4.1. Historical work done

In the mid-1980's, the first discovery of gold mineralization was made by gold panners in the district of Liptako in south-west Niger. Since then, a number of gold fields have been explored by the inhabitants of the region in the three major belts of Birrimian greenstone: Goroul, Tera and Sirba. Over the years, many important gold panning fields were developed in the Kossa, Koma Bangou, Boulondjounga, Tialkam and Libiri areas.

In 1989 the Department of Mines and Energy launched a multitask exploration program covering 4,000km^2 in the district of Liptako. The program included regional mapping, prospecting and geochemical surveying, and was financed through the European Development Fund (EDF). Hansa GeoMin Consult GmbH (Hansa), a Klöckner Industrie-Anlagen GmbH (Klöckner) firm of experts in geology, from Duisburg, Germany, managed the five year program for the Department of Mines and Energy.

The EDF program was the starting point to the first systematic geochemical and geological data base covering the Tiawa zone. Then the United Nations Development program (UNDP) added to the data base by financing in 1990 the aerial geophysical survey on a large portion of the greenstone belts of Tera and Sirba. In an unexploited zone by gold panners, the gold deposit of Samira was identified from a soil geochemistry survey as a punctual and isolated anomaly.

From 1990 to 1994 in the vicinity of Samira, detailed geological mapping programs, geochemical sampling, trench works and bore holes were carried out. Additional geochemistry surveys were organized to ensure a follow up on the results showing anomalies as defined in the regional program for the Boulon Jounga and Tiawa Amont zones.

The first bore hole done on the Samira deposit allowed for an evaluation of the mineralization along the E-W direction to a vertical depth of 100m. At the end of 1994, Klöckner had bored 29 holes and

estimated that the Samira Hill deposit held a mineral resource of 1,600,000 tonnes with an average gold grade of 2.5 g/t.

In early January 1996, after compiling data from the zone of the Tiawa permit, African GeoMin, launched a complete multitask exploration program that included: aerial geophysical surveys, ground geophysical surveys, geographical mapping, geochemical sampling (auger bore hole, soil sampling, well sampling). The core bore hole and reverse circulation bore hole campaign was completed before the rainy season of July 1996. This program was the framework for the evaluation of the Samira Hill deposit as well as to the potential for the entire zone covered by the permit.

The bore hole campaign started early 1996, consisting of 39 core bore holes and 33 reverse circulation bore holes, had as objective to probe the vertical and lateral area of the deposit. The second campaign, performed during the fall of 1996, included 41 reverse circulation bore holes.

Between December 1996 and July 1998, Placer Dome Exploration Inc. (Placer Dome) was offered an option relative to the project zone. In the spring of 1997, Placer Dome completed two core bore hole campaigns for a total of 89 bore holes to which they added another 12 holes in the fall of the same year. In July 1998, Placer Dome dropped its option.

In the fall of 1998 and in view of a forthcoming feasibility study, African GeoMin performed the bore hole campaign, consisting of 40 core bore holes and 89 reverse circulation (RC) bore holes. A total of 43,718m, totaling both the core and reverse circulation bore holes were made on the zone of the deposit.

Outside the Samira zone, African GeoMin and Placer Dome have bored 12,403m, from both core bore holes and reverse circulation bore holes, on exploration targets along the Samira horizon and on the entire surface area of the permit. Important gold findings were discovered at North Long Tom, North Boulon Jounga, West Boulon Jounga and Tondi Boubangou. A chronological account of exploration works on the Tiawa permit, including geophysical and geochemical surveys, is summarized in the following table.

TABLE 1: TABLE OF CHRONOLOGICAL WORK DONE ON SAMIRA HILL PROJECT

Period	Company	Geochemistry	Geophysics	Bore holes
Fall 1990 (1)	EDF/ Klöckner	Soil geochemistry (200x500 m) Panned concentrate from fluvial sediments Trenching (5 trenches)	VLF survey EM and IP orientation survey	Reverse circulation bore holes (2 holes) Core bore holes (1 hole)
Fall 1991 (2)	EDF/ Klöckner	Detailed soil geochemistry Mechanized auger bore holes (184 holes)		Reverse circulation bore holes (20 holes) Core bore holes (6 holes)
Fall 1992 (3)	UNDP/ Geoterrex		Aerial geophysical survey (Magnetic & Electromagnetic)	
Fall 1995	AGMDC/ Aerodat		Aerial geophysical survey Radiometry and total magnetic field	
Fall 1996 (4)	AGMDC/ Klöckner	Regional fluvial sediments Sampling of gold panner tailings Detailed soil geochemistry Saprolitic geochemistry of exploration pits Mechanized auger bore holes (1,237 holes)	Aerial geophysical survey (Magnetic & Electromagnetic) Geophysical survey by induced polarization in gradient (50 km) Geophysical survey by induced polarization (49.7 km)	Reverse circulation bore holes (90 holes) Core bore holes (41 holes)
Spring 1997 (5)	AGMDC/ PDX	Mechanized auger bore holes (5,000 holes) Trenches (25 trenches)	Geophysical survey by induced polarization (75 km)	Reverse circulation bore holes (44 holes) Core bore holes (89 holes)
Winter 1997/98 (6)	AGMDC/ PDX	Fluvial sediment geochemistry Lateritic gravel geochemistry Mechanized auger bore holes (2,500 holes) Trenches (11 trenches)	Geophysical survey by induced polarization (53.3 km)	Core bore holes (12 holes)
Fall 1998 (7 & 8)	AGMDC	Mechanized auger bore holes (500 holes) Trenches (18 trenches)		Reverse circulation bore holes (89 holes) Core bore holes (40 holes)
Fall 2001	Semafo	Mechanized auger bore holes (103 holes=2,944m) Trenches (22 trenches=1,693m)		Reverse circulation bore holes (26 holes=2,795m)
2004	SML	Samira geological preparation bore holes		Reverse circulation bore holes (111 holes=8,285m)
2005	SML	Boulondjounga certification bore holes Libiri geological preparation bore holes		Reverse circulation bore holes (6,198m) Reverse circulation bore holes (184 holes, 15,782m)
2006	SML	Exploration bore holes		Reverse circulation bore holes (161 holes, 13,517.7m) Rotary air blast (RAB) bore holes (323 holes, 10,405m)
2007	SML	Rab research	Two (2) Ground IP geophysical surveys: M-315: 176.15km M-323: 358.05km	Diamond drill holes (20 bore holes, 3,081m) Reverse circulation bore holes (207 holes, 23,113m) Rotary air blast (RAB) bore holes (183 holes, 6,420m)

NOTES:
- (n) = campaign Number
- RAB: Rotary Air Blast Holes. Shallow drill hole from which a number of dust samples are collected.

In early 2000, a partnership was agreed between Semafo Inc. and Etruscan Resources by which Semafo acquired 50% of AGMDC. Semafo participated in the financing for the acquisition of the Saoura permit and released research funds for 2000 and 2001.

The Saoura permit, where the Libiri deposit is located, was given to Ashanti Gold Fields Company Limited in 1995. It was then acquired by Semafo through AGMDC in 1999. Additional bore holes were performed in 2000 to serve as a basis for a new feasibility study including both deposits of Samira and Libiri.

In 2000, this study was completed by RSG and an update on mineral reserves was initiated in 2003. In October 5, 2004, the Samira mine was put into production.

4.2. Overall Geological Context

The Liptako region of Niger outcrops at the NE extremity of the Baoulé-Mossi domain that makes up the inferior Proterozoic of the Leo shield, meridional ridge of the West African Craton. The geological formations of the Liptako of Niger are divided between the Birimian substratum of mid paleo-proterozoic era and cover formations represented by the Voltaïen of neoproterozoic era, latest formations of the continental terminal of Miocene to Pliocene eras and recent quaternary groupings.

The Birrimian covers more than 75% of Liptako (Fig. 3). It is composed of metavolcano-sedimentary and meta plutonic rocks forming three volcano-sedimentary furrows or belts, divided by granitoid blocks. They are from the NW to the SE:

- The Goroul belt bearing NS;
- The Téra belt bearing NE-SW;
- The Sirba belt bearing NE-SW.


Samira
Libiri
SOCIETE DES MINES DE LIPTAKO
Zone Liptako
Carte géologique simplifiée
et
perimètres de recherche

Figure 3: Geological map of Liptako, Niger

These belts are composed of supracrustal metamorphic rocks. Their metamorphic grade varies from greenstone schist facies to amphibolite. They make an alternating succession of volcanic rocks from tholeiitic composition to calco-alkaline and sedimentary pelitic sandstone facies. These volcano-sedimentary bodies have undergone a multi-stage deformation.

Mapping and litho-geochemical analyses suggest an initial tholeiitic oceanic origin with back arc for the Proterozoic belts. The belts represent a classic succession of tholeiitic basalts and of andesite basalts of pillow structure, accompanied by pyroclastic facies and an increasing presence of fine sediments, including predominantly interstratified pelitic sandstone facies and at a lesser degree siliceous and quartzitic rocks (Bugeco, 1993).

Supracrustal sequences are intersected by magmatic rocks of granitoid to dioritic composition. These intrusions from the eburnean era reflect a setting syn- to post-tectonic. These ensembles of the lower Proterozoic are intersected by basic sills and dykes of late origin. At the east border of Liptako, the Proterozoic is covered by tertiary tabular fluvial formations of the Continental Terminal (Marcoux, Milési and al, 1993).

From a structural point of view, the study of Liptako has shown that its actual configuration is the result of a complex multiphase structural evolution. The Birimian rocks of the West African Craton were deformed by three major tectono-metamorphic phases during the eburnean orogenesis (2,200 to 2,000 My). During the first compression phase (D1), the supracrustal formations of the lower Proterozoic were overridden on the archean substratum. The following phases (D2 and D3) represent deformations due in major part by horizontal shearing (displacements). Phase D2 was accompanied

by positioning of important volumes of granitoid rocks while phase D3 was mainly overrun by shear zones of NE-SW orientation. These structures are particularly well displayed in the Birimian belts of Niger (Marcoux and Milési, 1993).

The study of the geological structures suggests that the volcano-sedimentary successions were submitted to the effects of a shearing strain of supple character, affecting the entirety of the Samira site zone. The volcano-sedimentary facies in its entirety is affected by a well defined schistosity.

The SW is often difficult to distinguish, particularly in the zones that have been submitted to major stresses. On the whole, the stratigraphic units are aligned in an E-W to ESE direction, but in detail and in the zones affected by overlying foldings or by rational deformations, the stratification can be aligned towards the North, NE or even NW.

The S1 is mostly absent or difficult to recognize since the effect it has on rocks is very light. It can be defined as a fine parallel schistosity to the stratification in sedimentary rocks and chloritic schists.

The S2 is the major regional encounter. It is the most widespread and the most penetrating. Its orientation varies from NNW to NE according to its refraction with the different lithological units and to its shearing.

5. LOCAL GEOLOGY

The gold deposit of Samira is located at the heart of a distinct horizon of metasediments, which has been informally named "the sedimentary sequence of Samira" (Fig.4). This mineralized horizon was initially identified by the outcrops on the Samira Hill. The thickness of this sequence is variable and its geochemical (As and Sb anomalies) and geophysical (very low resistivity and high chargeability) characteristics have been recognized earlier on during exploration of the sector.

Ground geophysical surveys (IP) and reconnaissance bore holes have led to defining the orientation and extensions of the load of sediments that stretches along an ESE-WNW direction, between the eastern limit of the Tiawa perimeter and the Samira Hill. To the west of the mound, below the southern limit of the Long Tom plateau, the WNW orientation swiftly changes to a North direction.


Permis de Tialkam
Permis de Saoura
Dyke de gabbro
Intrusions felsiques
Intrusions granitoïdes
Roches sédimentaires graphitiques
Roches volcano-sédimentaire
(y compris schistes à quartz et séricite)
Roches volcano-sédimentaire
(roches sédimentaires dominantes)
Roches volcano-sédimentaire
(roches volcaniques dominantes)
Volcanites mafiques
Gisement d'or de Samira
0
5
10
Kilomètres

Figure 4: Simplified geological map of the Tiawa and Saoura permits.

The sedimentary horizon is limited to the north and to the south by massive mafic volcanic successions, respectively the volcanic sequence hanging wall and the volcanic sequence footwall. These volcanic sequences have relatively similar characteristics and are predominantly made of massive metabasalts, of fine to medium grain size, and containing some inter-stratification of sediments and pyroclastics. The study of the core has led to the identification of primary structures such as pillow lava structures, «glassy margins» and volcanic agglomerates (Norman, 1997).

Using outcrops, trenches and core, lithologic and textural characteristics were defined for each sequence of this volcano-sedimentary succession. This allowed a subdivision of the sequences into members and different types of facies. This local stratigraphic scale forms the basis to elaborate geological and ore models.

The Samira horizon has been subdivided into four groupings, respectively from top to bottom (**Fig. 5**):


250 m
200 m
150 m
100 m
Elévations
SIFV
Séquence Volcanique du toit
SLAM
SFRG
Séquence Volcanique du mur
Coupe idéale du gisement aurifère de Samira

Figure 5: Typical geological profile of the Samira deposit

- **SLAM** : Laminated and grated interstratified metasediments,
- **SIFV** : Interstratification of foliated metavolcanics,
- **SFRG** : Fragment bearing metasediments,
- **SLAG**: Detrital sandy pelites and metagraywackes, interstratified.

The summit of the Samira sequence, the sandy pelitic type group (**SLAM**), is made of interstratified layers of schists and/or argillites, sandy schists and greywackes generally of light grey to black tints and from moderately to greatly foliated. Sedimentary structures such as the graded bedding and flame like structures have been relatively well kept.

The volcanic inter-bedded group (**SIFV**) is made of basic metavolcanics of foliated to massive texture where can be found some sedimentary inter-stratification of well foliated sandy schists. The upper contact is gradual. The lower limit of this group has been locally branded by a thin volcanic flow.

The fragment bearing facies of the **SFRG** group are of polymictic character because of the presence of numerous lithic clasts. It is of variable size and origin, coated by a schistic to sandy schistic graphitic black and greatly oriented matrix. Among the clasts, the following lithologies can be identified: fine siliceous fragments, light grey to dark grey-blue vein-type quartz, fine greenish volcanics, graphitic schists and sandy schists and greywackes. These facies show an intense tectonic that results in a penetrating schistosity. The clasts are generally stretched, with sometimes boudinage, folded locally and at times of asymmetric shape. Moreover, intrafolated folds and asymmetric cleavages can be observed (Norman, 1997). The superior and inferior limits of this group are relatively well defined.

A supplementary subdivision of the fragment bearing sediments is based on the presence of siliceous clasts. The SFR1 facies, rich in silica, represents the rocks of polymictic fragments of which more than 50% of the clasts are of siliceous origin. Generally, the contacts are well defined. This unit is

highly mineralized. Rocks of polymictic fragments containing less than 50% of siliceous fragments represent the SFR2 facies. It is moderately mineralized and its limits are well defined.

The basic group (**SLAG**) of the Samira sedimentary sequence is of a discontinued sequence, composed of laminated and well foliated sandy pelites, locally of clastic character (conglomeratic) and including greywacke inter-stratifications. When encountered, the mineralization of this member is variable. Generally, they are low-grade mineralization but some high grade zones are found associated with a silicification.

Gold-bearing mineralization has mainly developed in the basic members of the Samira sedimentary sequence. The contact with the volcanic sequence of the foot-wall is noticeable by a sudden disappearance of the mineralization. The upper limit of the deposit is gradual. On the whole, gold occurrence is clearly associated to the presence of fragment bearing sediments, locally invaded by silicification phenomena and the abundance of different types of sulphides.

The Samira volcano-sedimentary succession was submitted to a multi-stage deformation, of which an axial plane folding bearing NE-SW, and associated to a limited fracturing in the same direction. The result is that the general NW-SE orientation of the Samira mineralized horizon locally shows variations in bearing and dip.

The Samira sedimentary sequence underwent deep ferralitic alteration and of an oxidation. The alteration phenomena are closely related to one another and can reach, along the horizon, greater depths than those observed in the bordering volcanic sequences. This can be explained by the occurrence of a higher degree of permeability and of susceptibility of sedimentary rocks to this type of alteration.

6. MINERALIZATION

The gold-bearing mineralization developed mainly in the polymictic fragment bearing sediments (**SFRG**) close to the base of the sedimentary horizon. In zones where the sedimentary sequence is particularly thick, the basalt part is often taken up by greywacke and argillite inter-stratifications (SLAG), of discontinuous extension, which has a variable and irregular mineralization. The SISV group, overlying the fragment bearing sediments, and composed of foliated or massive metavolcanites, has been interpreted as an impermeable shield for hydrothermal liquids (Norman, 1997). In fact, we find little mineralization traces above this unit.

The presence of silicified zones and siliceous vein-type structures are important indicators of a gold bearing mineralization, as demonstrated by unit SFR1, rich in silica and often associated with high grade gold. Important silification zones in other units often display high-grade values.

The type of quartz vein also seems important in gold bearing mineralization. Veins and grey-blue quartz fragments are more closely associated to the mineralization than the white massive quartz veins (Norman, 1997).

High grade zones are generally richer in sulfides and most instances show a greater variety of sulfides. Pyrite is the most abundant sulfide mineral in the bulk of sediments, but in the high grade zones, minerals such as arsenopyrite, pyrrhotite and, to a lesser extent, chalcopyrite have been observed in the rich zones (Klipfel, 1997 and Arribas, 1997).

During the time of the feasibility study, a series of 23 core samples were submitted to "the Research and Productivity Council ("RPC") of New-Brunswick", for a mineralogy study to determine the physical properties of gold (Gilders, 1999). In polished sections from core samples taken between 112m and 316m in depth, gold grains were observed using an electron scanning microscope. Conclusions from this study were that the gold is fine grained, varying from 1 to 50μm. Smaller gold quantities were observed as very fine inclusions (<1μm) in sulfides. The biggest grain found measured 30μm. Except for one observed case, all gold grains observed hold a high quantity of silver.

7. RECENT EXPLORATION WORK

7.1. 2007 Exploration

7.1.1. Overview of Exploration Programs

Exploration work carried out in 2007 focused on the following major activities:

- Certification work on "measured" indicated resources for advanced targets West of Samira Principale (towards Long Tom) and in Long Tom North, on Boundary, Libiri NW areas, as well as 2 new targets called "Libiri Plateau" and "Sikia 1".
- Exploration and research work carried out on lateral extensions within the context of Libiri Plateau and Sikia 1 targets.
- Compilation work of the entire airborne and ground geophysical data, saprolite geochemical exploration and drilling.
- Two ground PP geophysical surveys, totaling 534km of survey, were completed in May and October 2007 respectively.
- Exploration work on the Boulon Jounga (BJ Village, BJ centre, BJ orpaillage et BJ North Gisement) and of the Dog Tiawa, in the Tiawa permit, and of the Allarénie area of the Saoura permit
- Continuation of strategic exploration, in particular in the North Boulon Jounga area, in the Tiawa permit.

The bulk of the exploration work focused on the highly encouraging results of the two IP ground geophysical surveys carried out during the course of the year. Focus was mainly directed on the Samira sedimentary horizon, whose extension is now known to be regional (Fig.6), in areas where geochemistry reveals regional anomalous signatures (Fig. 7).

RAB and RC drilling programs (see details in § 7.1.2.) which were essentially based on the results of the geophysical IP surveys resulted in the discovery of the Libiri Plateau and Sikia 1 areas and allowed the confirmation to a certain extent of strike continuity. In addition, further drilling at Libiri confirmed the existence of another gold-bearing axis in the fold hinge complex of the Libiri Plateau area. On the other hand RC drilling further to the east of Libiri area confirmed the presence of a gold bearing structure at Sikia 1.

7.1.2. The 2007 IP Geophysical Surveys

In 2007, two large ground IP geophysical surveys were carried out on the Tiawa and Saoura permits of the Samira Hill project. The surveys were both commissioned to Sagax Maghreb of Bamako, Mali.

The background of using IP methodology is to take advantage of the conductive properties of the graphite-bearing Samira horizon in order to:

- Determine and characterize the geophysical signature of the graphite-bearing, high-gold potential Samira volcano-sedimentary horizon so as to identify its strike-wise extension where it is open.

- Assess the geological and structural factors that control or are associated with gold mineralization by combining geological, geophysical geochemical and other technical data available.

Surveys are identified as the May 2007 survey (M315) and the October survey (M323). Survey M315 consists of essentially N-S 67 lines (profiles), generally 200m spaced (Profiles 1-52) or 440m spaced (profiles 53-67) (Fig. 8). Measurements along lines are set to 50m. It covers large portions of both permits, and was set on either side of the Samira-Libiri mines area so as to determine the extension of the horizon on the east and west and north-west directions (Fig. 10). General results of the IP chargeability and resistivity are shown on Figs. 8 & 9.

Survey M323 covers the Saoura, Saoura 1, Gare Gare, Tondi Bobangou and Boulon Jounga areas (Fig 11). Profiles are essentially between 200m to 600m depending upon the area. Measurements are at 50m along profiles. M323 focused on attempting to locate the Samira graphitic horizon and/or other significant gold potential zones in areas surrounding the Samira-Libiri permit, where occurrences of gold were known to exist (*orpaillage*).

Table 2 presents the technical information that was produced as deliverables of the geophysical surveys. Most of the surveys' output is presented as maps and pseudo-sections.


Résistivité apparente
(Ohm*m)

Figure 6: IP Geophysical survey M315, showing apparent resistivity over the survey area


Chargeabilité apparente
(mV/V)

Figure 7: IP Geophysical survey M315, showing apparent chargeability over the survey area


1°13'40"
1°16'30"
1°19'20"
1°22'10"
308000
312000
316000
320000
324000
13°27'30"
1488000
13°24'40"
1484000
1480000
13°21'50"
D-1
D-3
D-4
D-5
Samira
Libiri
2500
0
2500
(meters)
WGS 84 / UTM zone 31N

Figure 8: M315 IP Survey: Geophysical interpretation of the survey area, illustrating the strike extension of the Samira-Libiri volcano-sedimentary graphitic horizon.


1°10'
1°15'
1°20'
295000
300000
305000
310000
315000
320000
1495000
1490000
1485000
1480000
13°30'
13°25'
GARE GARE
BOULON DJOUNGA NORD
D-5
D-1
D-4
LONG DAVE
BOULON DJOUNGA OUEST
BOULON DJOUNGA
SAMIRA
Samira
LIBIRI EST
LIBIRI
Libiri
D-3
LEGENDE
Gisement:
Gite:

Figure 9: IP Survey M323: Geophysical interpretation of the survey area, showing the lateral extension of the Samira-Libiri gold-bearing horizon (includes data from Survey M315).

TABLE 2: TABLE OF TECHNICAL INFORMATION •• IP GEOPHYSICAL SURVEYS

SURVEY	DATE	VOLUME	DETAIL	SCALE
06-M315	May 07	N/A	**Number of kilometres of survey: 176.15**	N/A
06-M315	May 07	I	General Report	N/A
06-M315	May 07	II	Interpreted color IP pseudo-sections (66) with 2-D inversion models for resistivity and chargeability. Plan projection with topographic control	1:5,000
06-M315	May 07	III	Interpreted color IP pseudo-sections (33) with 2-D inversion for apparent resistivity and chargeability	1:5,000
06-M315	May 07	IV	M315-00: Soil geochemical survey M315:01: Aeromagnetic survey (total and residual) M315-1: Survey map: base map M315:2: Survey map: topography M315-3: IP Survey, Apparent resistivity, 25m deep model M315-4: IP Survey, Apparent chargeability, 25m deep model M315-5: IP Survey: Apparent resistivity, 65m deep model M315-6: IP Survey: Apparent chargeability, 65m deep model M315-7: IP Survey: Apparent resistivity, 65m-deep model (West Sheet) M315-8: IP Survey: Apparent chargeability, 65m deep model (West Sheet) M315-9: IP Survey, Apparent resistivity, 65m deep model, (East Sheet) M315-10: IP Survey, Apparent chargeability, 65m deep model (East Sheet) M315-11: Interpretation map	1:15,000 1:15,000 1:15,000 1:15,000 1:15,000 1:15,000 1:15,000 1:15,000 1:10,000 1:10,000 1:10,000 1:10,000 1:15,000
07-M323	Oct 07	N/A	**Number of kilometres of survey: 358.05**	N/A
07-M323	Oct 07	I	General Report	N/A
07-M323	Oct 07	II	M323ES-1: Survey grid location map M323-ES-2: IP Survey, apparent resistivity, 65m deep model IP Survey, apparent chargeability, 65m deep model Soil geochemical survey Aeromagnetic survey (total field)	1:50,000 1:50,000 1:50,000 1:50,000 1:50,000
07-M323	Oct 07	II	**Samira, Libiri & Boulon Jounga Sectors :** M323SLB-1 : IP Survey : Apparent resistivity, 65m deep model M323SLB-2: IP Survey, Apparent chargeability, 65m deep model M323SLB-4: Interpretation map	 1:25,000 1:25,000 1:25,000
07-M323	Oct 07	III	**Saoura Sector** M323SA-0: Survey grid map M323SA-1: Topographic map M323SA-2 : IP Survey, apparent resistivity, 25m-deep model M323SA-3 : IP Survey, apparent chargeability, 25m deep model M323SA-4 : IP Survey, apparent resistivity, 65m deep model M323SA-5: IP Survey, apparent chargeability, 65m deep model M323SA-6: Interpretation map	 1:25,000 1:25,000 1:25,000 1:25,000 1:25,000 1:25,000 1:25,000

TABLE 2: TABLE OF TECHNICAL INFORMATION •• IP GEOPHYSICAL SURVEYS

SURVEY	DATE	VOLUME	DETAIL	SCALE
			Pseudo Sections IP	
			Interpreted color IP pseudo-sections (39) with 2-D inversion models for resistivity and chargeability. Plan projection with topographic control	1:5,000
M323SA1-0	Oct 07	IV	Grid survey	1:5,000
M323SA1-0			Topography	1:5,000
M323SA1-2			IP Survey: apparent resistivity, 25m deep model	1:5,000
M323SA1-3			IP Survey: apparent chargeability, 25m deep model	1:5,000
M323SA1-4			IP Survey: apparent resistivity, 65m deep model	1:5,000
M323SA1-5			IP Survey: apparent chargeability, 65m deep model	1:5,000
M323SA1-6			Interpretation map	1:5,000
			Pseudo Sections IP	
			Interpreted color IP pseudo-sections (17) with 2-D inversion models for resistivity and chargeability. Plan projection with topographic control	1:5,000
			Gare Gare Sector	
M323GA-0	Oct 07	V	Grid survey	1:5,000
M323GA-1			Topography	1:5,000
M323GA-2			IP Survey: apparent resistivity, 25m deep model	1:5,000
M323GA-3			IP Survey: apparent chargeability, 25m deep model	1:5,000
M323GA-4			IP Survey: apparent resistivity, 65m deep model	1:5,000
M323GA-5			IP Survey, apparent chargeability, 65m deep model	1:5,000
M323GA-6			Interpretation map	1:5,000
			Pseudo Sections IP	
			Interpreted color IP pseudo-sections (19) with 2-D inversion models for resistivity and chargeability. Plan projection with topographic control	1:5,000
			Tondi Bobangou Sector	
M323TD-0	Oct 07	VI	Grid survey	1:10,000
M323TD-1			Topography	1:10,000
M323TD-2			IP Survey: apparent resistivity, 25m deep model	1:10,000
M323TD-3			IP Survey: apparent chargeability, 25m deep model	1:10,000
M323TD-4			IP Survey: apparent resistivity, 65m deep model	1:10,000
M323TD-5			IP Survey, apparent chargeability, 65m deep model	1:10,000
M323TD-6			Interpretation map	1:10,000
			Pseudo Sections IP	
			Interpreted color IP pseudo-sections (11) with 2-D inversion models for resistivity and chargeability. Plan projection with topographic control	1:5,000
			Pseudo Sections IP	
			Interpreted color IP pseudo-sections (18) with 2-D inversion models for resistivity and chargeability. Plan projection with topographic control	1:5,000
			Boulon Jounga Sector	
M323BJ-0	Oct 07	VII	Grid survey	1:5,000

TABLE 2: TABLE OF TECHNICAL INFORMATION •• IP GEOPHYSICAL SURVEYS

SURVEY	DATE	VOLUME	DETAIL	SCALE
M323BJ-1			Topography	1:5,000
M323BJ-2			IP Survey: apparent resistivity, 25m deep model	1:5,000
M323BJ-3			IP Survey: apparent chargeability, 25m deep model	1:5,000
M323BJ-4			IP Survey: apparent resistivity, 65m deep model	1:5,000
M323BJ-5			IP Survey, apparent chargeability, 65m deep model	1:5,000
M323BJ-6			Interpretation map	1:5,000
			Pseudo Sections IP Interpreted color IP pseudo-sections (49) with 2-D inversion models for resistivity and chargeability. Plan projection with topographic control	1:5,000
	Oct 2007	VIII	**Pseudo Sections IP (Eastern Geophysics, Boulon Jounga 1996-1997)** Interpreted color IP pseudo-sections (49) with 2-D inversion models for resistivity and chargeability. Plan projection with topographic control **Pseudo Sections IP (Eastern Geophysics, Long Dave, 1996-1997)** Interpreted color IP pseudo-sections (49) with 2-D inversion models for resistivity and chargeability. Plan projection with topographic control	

7.1.3. Bore Holes

Year 2007 was characterized by extensive drilling programs, both RC and core drilling on Samira-Libiri, Saoura and Tiawa permits. Sectors mostly targeted were:

- West of Samira Principale (Long Tom area)
- Boundary
- Libiri NW
- Libiri Plateau
- Libiri folded zone (zone de plis)
- Sikia 1
- Boulon Jounga

Not less than 183 RAB holes totaling 6,420m, 207 RC holes totaling 23,213m and 20 Diamond drill holes (DDH) totaling 3,081m were carried out. Table 3 summarizes the breakdown of the drilling for 2007.

TABLE 3 - TABLE OF BORE HOLES •• TIAWA SAOURA & SAMIRA LIBIRI •• 2007

OBJECTIVE	DIAMOND DRILL HOLES		RC DRILL HOLES		RAB RESEARCH	
ZONE	No. Holes	Meters (m)	No. Holes	Meters (m)	No. Holes	Meters (m)
West Samira (near Long Tom)	02	338				
Boundary			26	2,498		
Dog Tiawa						
Libiri NW	05	855	27	2,759		
Libiri Plateau	03	585	78	9,324		
Libiri Zone de pli					75	2,627
Sikia 1	05	604	67	7,776	58	2,210
Libdorado	05	699				
Boulon Jounga village			9	856	50	1,583
TOTAL	**20**	**3,081**	**207**	**23,213**	**183**	**6,420**


TIAWA
LONGTOM NORD
DOG TIAWA
LIBIRI PLATEAU
SAMIRA GISEMENT
LIBIRI GISEMENT
SAOURA
BONDARY
LIBIRI NW
DATAMBI
LIBIRI ZONE H
SIKIA

Figure 10: Map illustrating the strike extent of the Samira volcano-sedimentary gold-bearing horizon, within the Saoura and Tiawa exploration permits.


Horizon anomal de Tondi Bobangou (AUT-2)
Horizon anomal de Samira (AUT-1)
Au

Figure 11: Schematic map of the Tiawa & Saoura permit areas showing the geochemical signature of the gold-bearing Samira horizon. Lines of the two recent IP geophysical surveys are shown.

7.2. Sampling Methodology and Quality Control Procedures

The sampling of RC bore holes is made every meter bored. The samples are put in large plastic bags and then split using a riffler (7/8, 1/8). The first riffling of the raw sample gives a sub sample weighing between 2 and 3kg which is sent for preparation and analysis. Then, the remainder of the sample is riffled a second time to create a reference sample. Reference samples are then stored in the core library. The rifle is blown clean using compressed air after each cut to avoid any contamination.

8. PREPARATION, ANALYSIS AND SAMPLE SAFETY

8.1. Standards and Duplicates

Preparation and analysis of RC bore hole samples were done at ABILAB analysis laboratory in Ouagadougou, Burkina Faso. To ensure the reliability of the analysis, a two-fold quality control protocol was introduced:

- A quality control by ABILAB laboratory, and
- A quality control by the geology department of SML. It consists of the introduction of blank (sterile) samples, standards and duplicates scattered throughout the samples sent to the laboratory. In principle, the laboratory does not know where the quality control samples are

inserted in batches. For the case of standards, because they are shipped in their original bags, the laboratory can identify them, but will not know its grade value.

The following graphs show the results obtained in the quality control of the geology using standards (Figs 12 & 13). From the diagrams, it can be seen that standards show results in the acceptable range.


VARIATION OF STANDARDS - ABILAB - 2007
VALUE OF ANALYSIS (g/t
4.00
3.00
2.00
1.00
0.00
3/9/2007
4/28/2007
6/17/2007
8/6/2007
9/25/2007
11/14/2007
1/3/2008
2/22/2008
DATE
RB1
RB2
RB3
RB4

Figure 12: Standards analysis graph, RB1, RB2, RB3 and RB4.


VARIATION OF STANDARDS - ABILAB - 2007
ANALYSIS (g/t)
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
6/27/2007
7/17/2007
8/6/2007
8/26/2007
9/15/2007
10/5/2007
10/25/2007
11/14/2007
12/4/2007
12/24/2007
1/13/2008
DATE
RB5
RB6
RB7
RB8

Figure 13: Standards analysis graph, RB5, RB6, RB7 and RB8.

The standards used are standards from Rocklabs listed in the Table 4 below.

TABLE 4: CHARACTERISTICS OF THE STANDARDS				
ITEM	SAMPLE	SAMPLE CODE	THEORETICAL GRADE (g/t)	STANDARD DEVIATION (g/t)
1	OxG38	RB1	1.031	±0.035
2	OxH37	RB2	1.286	±0.039
3	OxL40	RB3	1.857	±0.044
4	OxJ36	RB4	2.398	±0.075
5	OxG60	RB5	1.025	±0.028
6	OxH55	RB6	1.282	±0.038
7	OxI54	RB7	1.868	±0.0667
8	OxK48	RB8	3.557	±0.042

As for duplicates, the correlogram of original values of over 1500 samples versus their duplicate analysis is shown in Fig. 18 below. The correlation coefficient (ρ) of 0.994 indicates an excellent reproducibility of the analyses and therefore, is a strong support for the high quality of the sample databases used.


CORRELOGRAM OF DUPLICATES - ABILAB 2007
CORRELATION COEFFICIENT = 0.94
Duplicate value (g/t)
Original value (g/t)
100.0
10.0
0.1
0.0
0.0
0.0
0.1
1.0
10.0
100.0
Each dot is a Value point (Duplicate, Original).
Scale of axes is logarithmic.

Figure 14: Duplicates correlation graph

8.2. Lab Verification by Use of Blanks

As another method of verifying the quality of the laboratories used, a set number of blank samples are systematically inserted in the sample batches that are shipped for analysis purposes. Blank samples, as their name express, are samples with no to negligible gold value. They are used two-fold: to verify the stability of the laboratory itself, but more closely to verify contamination from sample to

another. Indeed, when placed immediately after a known high grade gold sample, a laboratory with poor cleanliness standards will show blank samples assay with abnormally high grade gold values.

There are 1671 blank samples that were submitted to the Abilab laboratory in 2007. Samples submitted are quartz samples from a geologically uniform Quartz quarry. The theoretical value expected from these blank samples is 0.01g/t. The statistical parameters of the assayed values of those blank samples are:

Number of samples: 1671
Average grade: 0.01217g/t
Minimum: 0.005g/t
Maximum: 1.708g/t

It was also found that 33 of the overall sample population assayed above 0.05g/t, with:

Average grade of: 0.124g/t
Variance: 0.081$(g/t)^2$
Standard deviation: ±0.286g/t

Therefore it appears that contamination of samples has been very minimal at the Abilab laboratory. The very few samples departing from this rule were mostly with gold assay value naturally higher than the quartz background value. The remainder could have been minor contamination.

8.3. Cross-Checking of Laboratories

The contractual laboratory used for outsourcing the analysis of samples collected for exploration work underwent cross-checking for quality assurance purposes. The Abilab Laboratory of Ouagadougou, Burkina Faso, the main contractor laboratory, was cross-checked by sub-sourcing a minimum amount of samples that would make the exercise viable.

The cross-check laboratory used was SGS Laboratory in Ouagadougou, Burkina Faso. Approximately 370 samples, which were originally assayed for gold by Abilab, were sent for re-analysis by SGS. This represents approximately 5% of the total population of samples taken in 2007 for exploration purposes. Among the set of samples sent for re-assay, 14 samples were known "standards", and 5 samples were "blank" samples.

Approximately 5 samples were rejected from this study because the results were obvious laboratory manipulation errors (either lab).

A correlogram of SGS Lab against Abilab Lab is shown on Fig. 15.


CORRELOGRAM SGS vs ABILAB LABORATORIES
Correlation coefficient = 0.92
SGS DATA
ABILAB DATA
0
1
2
3
4
5
6
7
0.00
1.00
2.00
3.00
4.00
5.00
6.00
Analysis point (g/t)
Linéaire (Analysis point (g/t))

Figure 15: Correlogram of over 370 samples assayed by two different laboratories, showing excellent reliability of assays for the contractual laboratory Abilab of Ouagadougou.

Overall correspondence between the two laboratories is excellent. A few spurious values were kept (see bottom part of Fig. 15) to show that effect of their presence on the correlogram is negligible. A correlation coefficient of 0.92 was determined, which indicative of excellent correlation between the two laboratories (perfect correlation is 1.0).

Table 5 shows a comparison of the standard samples (RB5, RB6, RB7) assayed by both laboratories (with known grades and standard deviation). The table shows good correlation of grades assayed by both laboratories, but also a better reproducibility for the Abilab laboratory.

TABLE 5: COMPARISON OF STANDARD SAMPLES •• ABILAB vs SGS*

Standard Name	Theoretical value	Stnd Deviation σ	Lower Limit (-3 σ)	Upper Limit (+3 σ)	SGS Assay	ABILAB Assay
RB5	1.025	±0.028	0.941	1.109	0.98	1.05
RB5	1.025	±0.028	0.941	1.109	0.99	1.02
RB5	1.025	±0.028	0.941	1.109	1.03	0.99
RB6	1.282	±0.038	1.168	1.396	**1.40	1.18
RB6	1.282	±0.038	1.168	1.396	1.29	1.18
RB6	1.282	±0.038	1.168	1.396	**1.72	1.25
RB6	1.282	±0.038	1.168	1.396	**1.04	1.25
RB6	1.282	±0.038	1.168	1.396	1.29	1.34
RB7	1.868	±0.0667	1.668	2.068	1.77	**1.63
RB7	1.868	±0.0667	1.668	2.068	**2.55	1.77
RB7	1.868	±0.0667	1.668	2.068	1.73	1.78
RB7	1.868	±0.0667	1.668	2.068	**1.68	1.80
RB7	1.868	±0.0667	1.668	2.068	**1.67	1.80
RB7	1.868	±0.0667	1.668	2.068	1.82	1.89

*Note: All figures are in g/t
** Values outside the range of the theoretical grade ±3 σ.

For standard description, see §8.1

8.4. Specific Gravity Measurement

The measurement of SG of the materials used is necessary in order to provide a best value for the quantity of materials that are estimated within the various deposits. This includes not only ore itself, but also ore materials of the three types encountered that is, Oxides, Transitional and Sulfides. Specific gravity values are used to calculate tonnes of ore (or waste material) which in turn in calculated from volumes.

Specific gravity samples are taken from core drilling samples and are carefully packed and send for measurement at SGS laboratories in Ouagadougou.

SG values measured for the ore calculations are according to Table 6.

TABLE 6: SPECIFIC GRAVITY MEASUREMENTS FOR THE SAMIRA GOLD DEPOSITS			
MATERIALS▶ / DEPOSITS ▼	SAPROLITE SG in-situ t/m³	SAPROCK SG in-situ t/m³	BEDROCK SG in-situ t/m³
Samira	2.10	2.15	2.59
Samira Est	2.14	2.15	2.54
Long Tom	2.1	2.15	2.59
Libiri	1.63	2.17	2.59
Libiri Est	1.8	2.1	2.4
Libiri NW	2.1	2.7	2.77
Boundary	2.14	2.15	2.54
Boulon Jounga	2.2	2.45	2.59

8.5. The Determination of Gold Recovery

In Samira deposits, gold recovery is a function of several parameters, the two most important of which are the intensity of oxidation of the ore zones and the nature of material. Indeed, ore recovery may vary from as high as 92-95% at near surface ores, down to less than 30% at depth. Several attempts have been made in the past to determine gold recovery coefficients from taking surface samples and tests, and varying sample qualities and compositions from surface to varying depths and also laterally from within a given deposit. Mathematical or statistical equations such as least-squares regression analysis have been attempted to define as accurately as possible the variation of gold recovery from various types of ore through the milling process at the Samira plant. Several hundreds of samples taken for the purpose of studying gold recovery had been taken in the past for this purpose, but the most serious problem to face now is that the prediction of recovery from the various methodologies compared with the production records of plant recovery, often tend to show discrepancies that largely affect gold production negatively.

During the course of year 2007, a large number of samples for gold recovery analysis have been taken from the various Samira deposits in order to get a better handle on the spatial distribution of recoveries. Samples were taken from typical horizons of the deposits from RC drilling. Samples taken were roughly 2kg in weight and sent to ALS-Abilab laboratories in Ouagadougou for testing.

Preliminary tests on 2007 gold recovery results showed that it was possible to draw curves showing degradation of recovery with depth. Results were still unsatisfactory because such curves did not take into account the variation of recovery laterally but also as a function of the topographic and in-depth variation of alteration or weathering of the ore zone materials. In order to resolve the problem, the gold recovery function was treated as a standard regionalized variable, with spatial distribution in 3-D which must be estimated in 3-D space. Modeling of the "gold recovery" variable was carried out in a similar fashion as "gold variable" itself and in harmony with the 3-D block models used for ore reserve estimation. In each ore reserve block a new variable was interpolated, "gold recovery".

In order to ensure that enough recovery samples would ensure full interpolation into the ore block models, previous Etruscan recovery samples that were found to be reliable, were added to the new 2007 samples. Wherever necessary, "virtual" samples were added at strategic locations into the deposits, in areas where information was missing. A virtual sample is a sample which is non-measured, but which is visually added in space based on the geological conditions known at the position of the virtual point. These virtual samples are added only where (1) enough information is available for the experienced geologist to "judge" of the best manual estimate of the recovery at that point, and (2) where a sample was required to enable the estimation of the recovery variable in a poorly sampled area.

Table 7 shows the distribution of recovery samples that were used in the modelling technique.

TABLE 7: TABLE OF SAMPLES USED FOR GOLD RECOVERY MODELLING

DEPOSIT	SAMPLES (2007)	SAMPLES (Etruscan)	SAMPLES (Virtual)
Samira	85	415	
Samira Est		5	9
Long Tom		3	18
Libiri (LibiriA)	38		16
Libiri Est (Libiri B & Libdorado)			23 (14 from Libiri B) (9 from Libdorado)
Libiri NW	20		20
Boundary	22		7
Boulon Jounga	8		22

To illustrate the results obtained for the estimation of recovery, Fig. 16 & 17 are presented. The figures depict a longitudinal section across the Samira Principale pit, with estimated recoveries in the block model, shown in color. Red color shows areas with higher recovery function (90% up) where as green color represents a 60-70% recovery, and various tints of blue lower recoveries (see legend area).



Figure 16 : Longitudinal section of the Samira deposit, showing block model for recovery, obtained by 3-D modeling. The section shows the variation of recovery with depth with weathering and alteration in mineralized materials. Legend shows the recovery as a function of colour.


350 N
350 N
TSC-35
98SA-133
98SA-129
325 N
325 N
PGSD035
98SA-127
PGSD033
300 N
300 N
98SA-111
97SA-001
RCP
FRO TO
0.0 0.2
0.2 0.4
0.4 0.5
0.5 0.6
0.6 0.7
0.7 0.8
0.8 0.9
0.9 1.0
98RC-144
samira Principale
PGSD036
4550
98SA-103
E
98SA-137
98SA-113
98SA-102
gradin 160
-5 0 5 10 15 20

Figure 17 : Plan view (bench 160m) of the 3-D block model produced for the recovery function at Samira Principale. Recovery is shown in each block of the 3-D model, as a function of colour. See legend.

8.6. The Determination of Work Index

A BBMWI (Bond Ball Mill Work Index) test is a standard test for determining the Ball Mill Work Index of a sample of ore. It was developed by Fred Bond in 1952 and modified in 1961. The BBMWI is a measure of the resistance of the material to crushing and grinding. It can be used to determine the grinding power required for a given throughput of material under ball mill grinding conditions. It is a 'locked cycle' test conducted in closed circuit with a laboratory screen.

The Bond Ball Mill Work Index provides a measure of how much energy is required to grind a sample of ore in a ball mill. The following table indicates some typical figures, and a relative measure of what they mean.

Bond Work Index properties vary with material hardness and can be expected to range:

Between 7-9 for soft materials;
Between 9-14 for medium materials;
Between 14-20 for hard materials;
Over 24 for very hard materials.

BBMWI tests were conducted using 5 samples from Boulon Jounga and Boundary zones on which recent DDH program was carried out. Samples were selected to represent saprolite, saprock and bedrock ore materials.

Results from the tests were combined with previous year results to obtain the more reliable figures, which are shown in Table 12. All testing was carried out by SGS Laboratories of Lakeview, Ontario, Canada.

9. THE ESTIMATION OF MINERAL RESOURCES AND MINERAL RESERVES

9.1. Overview

For the Samira Hill Mine, estimating mineral resources is performed by using functions from the integrated mining software DATAMINE. An optimizing of mineral resources leads to defining mineral reserves (portion of the mineral resources that can economically be mined). The adopted procedure for estimating mineral resources and mineral reserves is described in the following sections.

9.2. Building The Database

The Samira gold complex has an important database which includes exploration works, geological preparation and mining works. The zones are now identifiable by deposit name. Populations of samples in database are describes in Table 8.

TABLE 8: TABLE OF SAMPLE DATABASES PER DEPOSIT

DEPOSIT▶	Samira[1]	Samira Est	Long Tom	Libiri A	Libiri B	Libdorado	Libiri NW	Boundary	Boulon Jounga
DATA TYPE ▼									
RC HOLES									
No. Holes	103	47	27	244	115	69	77	74	73
No. Samples	2624	747	536	6734	4540	1044	1433	1952	731
DDH HOLES									
No. Holes	90	10	1	11	N/A[2]	5	4	8	24
No. Samples	3496	146	6	186	N/A	46	42	381	343
TRENCHES									
No. units	17	4	1	N/A	1	N/A	13	98	15
No. Samples	255	57	12	N/A	2	N/A	N/A	N/A	119
CHANNEL									
No units	868	286	N/A	515	N/A	32	N/A	N/A	N/A
No. Samples	23,613	5,421	N/A	16,002	N/A	315	N/A	N/A	N/A

NOTES

1 Samira Principale
2 N/A No samples available

The databases are entered in spreadsheets. For every datum, the following information is available:

- the name of the bore hole, trench or channel as well as the coordinates and the length
- the bearing, dip, as well as all deflection values (when they are available)
- the lithological description
- the quantity of graphite and sulfides
- the gold grade (in ppm or g/t Au)

Five (5) main files are then created:

- A *collars* file (coordinates): holding the bore hole number, the x,y,z coordinates of the bore holes and their lengths.
- A *surveys* file (deflections): holding the bore hole number, the bearing and the dip as well as any deflection values when they are available.
- An *assays* file (analysis): holding the gold assay results by intersection.
- A *Litho* file: holding the lithological description by intersection.
- A *graphite* file: holding the graphite content by intersection, that is the quantity in each intersection, by using one of the following numbers: 0,1,2 or 3.

    - Grade 0, total absence of graphite
    - Grade 1, low graphite grade
    - Grade 2, intermediate graphite grade
    - Grade 3, abundant graphite presence.

Other files are also available to detail the description and interpretation of the deposit. Those files are the following: Oxidation, Weathering, Sulfides, Quartz and Color.

9.3. Outline Strings

In order to incorporate lateral and vertical continuity of the ore body, simultaneous work on the transversal sections and the datum plane is carried out until a coherent interpretation of the ore body is achieved.

First, a geological interpretation with outline of mineralization is made on transversal sections to take into account the dip values and ensure vertical continuity of the ore body. Transversal sections (or *TS*) are traced as vertical and perpendicular sections to the ore body and their spacing is dictated by the delineation mesh.

Depending upon the geological interpretation, the different intersections of a structure are linked by a closed poly line « *string* » to circumscribe the ore outline that is the intersection of the ore body with the plane of the transversal section. The shape of the « strings » is defined by the mineralized intersections, using a cut off grade of 0.3g/t, to distinguish between the mineralization and the waste material. The interpretation by Datamine takes into consideration the geological model of the terrain (DTM).

The vertical closing of the ore outlines beyond the last impact was mainly decided by the geological interpretation (in accordance with the thickness of the last impacts) instead of being systematic in accordance with a fixed span. The lateral span of a transversal section is given by the «clipping» which is defined as half the distance between two neighboring transversal sections. The spacing between *TSs*, and consequently the *clipping*, is dictated by the delineation mesh in each zone.

At main Samira, Long Tom and Libiri, these sections are spaced by 12.5 metres and the clipping is of 6.25 metres. For East Samira, the sections are spaced by 6.25 metres with a clipping of 3.125 metres.

9.4. Outline Linking

From the defined interpretation of each transversal section, or at each level, a solid three-dimensional body called «wireframe» is built from the structure. The different «strings» must be linked between them based on the geologist interpretation and the equivalence of structures from TS to TS or from layer to layer. To do so, any geological element that allows predicting a continuity of structures or any geological element that allows explaining the ruptures in the ore outlines (fault, barren layer) is included. The structures are closed at mid distance of a mineralized TS if the following TS is barren.

9.5. Choosing the Right Block Size

To estimate grade and tonnage within an ore body, the constructed three-dimensional solid body is filled with blocks. The block definition is based solely on the smallest size of an estimation unit. The choice of the size for the unit block is dictated by the distance between the drill log and the size of the mining bench. The space unfilled by the unit block «parent cells», especially on the perimeter of the ore outlines, is filled with sub blocks «sub cells». The size of the sub blocks is defined by the «split» parameter which corresponds to a size reduction factor along a given direction. It should be noted that the smaller the size of the blocks (different from half the bore hole mesh required for a category), the greater the estimation error on this block. This is a fundamental principle in geostatisticics. The dimensions (in metres) of the estimation blocks used are listed in Table 9.

TABLE 9: BLOCK MODEL GEOMETRICAL PARAMETERS – SAMIRA DEPOSITS

		SAMIRA DEPOSITS							
Designation	**Direction**	**Samira**	**Samira Est**	**Long Tom**	**Libiri**	**Libiri Est**	**Libiri NW**	**Boundary**	**Boulon Jounga**
BLOCK SIZE	X	5	5	5	5	5	5	5	5
	Y	5	5	5	5	5	5	5	5
	Z	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5
	Split	2	2	2	2	2	2	2	2
	Split Plane	XZ	XZ	XZ	XZ	XZ	XZ	XZ	XZ
Composites (m)		1	1	1	1	1	1	1	1
Estimation method		K[1]	K	K	K	K	K	K	K
	MEASURED								
CATEGORIES	X	25	25	25	25	25	25	25	25
	Y	12.5	12.5	12.5	12.5	12.5	12.5	12.5	12.5
	Z	25	25	25	25	25	25	25	25
	INDICATED								
	X	100	100	100	100	100	100	100	100
	Y	50	50	50	50	50	50	50	50
	Z	100	100	100	100	100	100	100	100

NOTE : (1) K= Kriging optimized interpolation

9.6. Adjusting Sample (Composites) and Cut-Off Value

9.6.1. Generation of Composites

On all exploration drilling programs, which this report is based on, the selected sample support (length) is one (1) meter. It is that sample length that forms the base of all sample databases at Samira. This applies for both DDH and RC drilling. All technical work carried out as part of this report is based on the use of the 1-m databases.

During the process of selecting the 1m samples that are found inside the wireframes, it is possible that a 1m sample is cut to a shorter length, depending upon the actual geological interpretation of the ore. This rarely happens, because the interpretation process involves manual tagging of samples to the wireframes themselves. When this happens, samples of less than 1m are incorporated in the databases as 1m samples.

9.6.2. Gold Grade Capping

To minimize the effects of high grades and the nugget effect, a high-side or upper cut value was applied on high grades samples. The procedure consists in cutting back high values to a fixed value equal to the capping value. The determination of the capping value is based on statistical analysis, using cumulative experimental distribution of the samples. A software module within Datamine (Geostat command) is used to produce the cumulative distribution curve, and make calculations for distribution analysis. The capping values used for the various deposits are provided in Table 10.

TABLE 10: TABLE OF CAPPING VALUES •• DEPOSITS

DEPOSIT	CAPPING VALUE (g/t)
Samira	20
Samira Est	20
Long Tom	20
Libiri	16
Libiri Est	16
Libiri NW	5
Boundary	5
Boulon Jounga	11

9.6.3. Estimating Grades and Defining Categories

The interpolation of grades is made by simple kriging and by the inverse square distance method. The inverse of the distances squared method is used for advanced targets.

The definition of mineral resource categories was made by using nested search ellipses as well as oriented along the ore bodies with the radii dimensions as per Table 11.

TABLE 11: TABLE OF CRITERIA FOR RESOURCE CLASSIFICATION

Category	X(m)	Y(m)	Z(m)
Measured	25	20	25
Indicated	50	40	50

NOTES:

X: according to the direction of the ore bodies
Y: according to the thickness of the ore bodies
Z: according to the dip of the ore bodies

The resource classified as presumed mineral resource refers to all mineral resources not retained as measured or indicated mineral resources, but are located inside the ore outlines and for which the continuity is assumed by fragments of data and/or geological interpretation.

9.6.4. Surface Topography

The surface topography is generated from a DTM (Digital Terrain Model) file containing the XYZ coordinates of points surveyed and recorded at the surface. These points are either bore hole collars, trenches, grid points or other points irregularly recorded in the zone. This surface serves as the upper limit for block models. In practice, after the block model is generated, it is cut by the surface topography in order to eliminate all blocks that lie beyond the above the surface.

9.6.5. Estimating Tonnage and Metal Content

Estimating volumes and grades for each block is done with the assistance of Datamine software using the «Estimate» module (method detailed in Grade estimation, Datamine, User Guide, Edition 1.1).

Equivalent tonnages are determined using the specific gravities stated in Tables 6 and 10.

Recovered metal content is discussed in § 9.6.6.2..

9.6.6. Additional Data and Relevant Information

9.6.6.1. Ore Mining and Processing

Within the mining permit, SML mines and processes approximately 4,500 tonnes of ore per day. The actual mining is carried out by a contractor, BCM of Australia, on behalf of SML, and in close cooperation with SML engineers. In addition, SML operates a processing plant situated at proximity of the Samira and Libiri deposits. The plant processes gold ore according to CIL-based technology, with circuits available up to the pouring of dore bars. All activities connected to the above have been and are on-going since the beginning of the SML operations in 2004.

9.6.6.2. Optimization

A re-optimization of the mineral resources has been initiated at the Samira Mine with the acquisition of new data since 2006, and gold price of $US650, and finally the metal recovery as defined in the "recovery block model" described in §8.5.

In addition to having affected the update of mineral resources of the Samira deposits (Samira Principale, Samira East and Long Tom) and the Libiri deposits (Libiri , Libiri East, Libiri B, Libdorado). This update also impacts on mineral resources of other deposits (Libiri NW, Boulon Jounga and Boundary).

The parameters used for this optimization are summarized in the following Table 12.

TABLE 12: TABLE OF OPTIMIZATION PARAMETERS 2007

PARAMETER	SAMIRA	SAMIRA EAST	LONG TOM	LIBIRI	LIBIRI EAST	LIBIRI NW	BOUNDARY	BOULON JOUNGA
Selling price ($/ounce)	650	650	650	650	650	650	650	650
Gold price variance (for sensitivity analysis) $	10	10	10	10	10	10	10	10
Minimum gold price ($/ounce)	600	600	600	600	600	600	600	600
Maximum gold price ($/ounce)	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Mining dilution (%)	5	5	5	5	5	5	5	5
Mine recovery (%)	100	100	100	100	100	100	100	100
Mining equipment capacity for oxidized ore (BCM[1]) (tonnes/day)	31,500	31,500	31,500	31,500	31,500	31,500	31,500	31,500
Mining equipment capacity for transitional ore (BCM*) (tonnes/day)	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000
Mining equipment capacity for sulfide ore (BCM*) (tonnes/day)	28,000	28,000	28,000	28,000	28,000	28,000	28,000	28,000
Minimum spaced required at pit bottom (m)	10	10	10	10	10	10	10	10
Trenching for pit bottom (m)	10	10	10	10	10	10	10	10
Bench height (m)	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5
Ramp slope (%)	10	10	10	10	10	10	10	10
General pit slopes (°) Oxidized ore Transitional ore Sulfide ore	71 78.5 78.5	71 78.5 78.5	71 78.5 78.5	71 78.5 78.5	71 78.5 78.5	71 78.5 78.5	71 78.5 78.5	71 78.5 78.5
Fuel Price ($) Price in Niger Current crude oil price	1.12 100.0	1.12 100.0	1.12 100.0	1.12 100.0	1.12 100.0	1.12 100.0	1.12 100.0	1.12 100.0
Plant capacity (t/j) Oxidized ore Transitional ore Sulfide ore	4,400 tonnes per day average, all materials							
Work Index[2] (kwh/tonne) Oxidized ore Transitional ore Sulfide ore	5.2 7.1 15.7	5.2 7.1 15.7	5.2 7.1 15.7	5.2 7.1 15.7	5.2 7.1 15.7	5.2 7.1 15.7	5.2 7.1 15.7	5.2 7.1 15.7
Specific Gravity in-situ (tonnes/m^3) Oxidized ore Transitional ore Sulfide ore	2.1 2.15 2.59	2.14 2.15 2.54	2.1 2.15 2.59	1.63 2.17 2.59	1.8 2.1 2.4	2.11 2.7 2.77	2.14 2.15 2.54	2.2 2.45 2.59

TABLE 12: TABLE OF OPTIMIZATION PARAMETERS

PARAMETER	SAMIRA	SAMIRA EAST	LONG TOM	LIBIRI	LIBIRI EAST	LIBIRI NW	BOUNDARY	2007 BOULON JOUNGA
Ore recovery (%) All materials	See §8.5	See §8.5	See §8.5	See §8.5	See §8.5	See §8.5	See §8.5	See §8.5
Mining costs ($/tonne)								
Oxidized ore	2.09	2.09	2.09	2.31	2.31	2.31	2.31	2.31
Transitional ore	2.53	2.53	2.53	2.53	2.53	2.53	2.53	2.53
Sulfide ore	3.25	3.25	3.25	2.96	2.96	2.96	2.96	2.96
Mining costs ($/tonne) Including transportation								
Oxidized ore	2.16	2.16	2.16	2.38	2.38	2.38	2.38	6.11[3]
Transitional ore	2.61	2.61	2.61	2.60	2.60	2.60	2.60	6.33[3]
Sulfide ore	3.77	3.77	3.77	3.02	3.02	3.02	3.02	6.75[3]
Geological control ($/Tonne)	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25
Processing costs ($/tonne)								
Saprolite	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0
Saprock	12.5	12.5	12.5	12.5	12.5	12.5	12.5	12.5
Bedrock	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0
Structural costs ($/tonne) All materials	2.50	2.50	2.50	2.50	2.50	2.50	2.50	2.50
Gold selling costs ($/ounce)	5.80	5.80	5.80	5.80	5.80	5.80	5.80	5.80
Selling costs ($/tonne recovered)								
Oxidized ore	0.17	0.17	0.17	0.17	0.17	0.17	0.17	0.17
Transitional ore	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14
Sulfide ore	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03
Royalties (5% per ounce)	35.75	35.75	35.75	35.75	35.75	35.75	35.75	35.75
Royalties ($/tonne recovered)								
Oxidized ore	1.03	1.03	1.03	1.03	1.03	1.03	1.03	1.03
Transitional ore	0.84	0.84	0.84	0.84	0.84	0.84	0.84	0.84
Sulfide ore	0.17	0.17	0.17	0.17	0.17	0.17	0.17	0.17
Rehabilitation ($/tonne of material)	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
				WITHOUT WASTE STRIP RATIO				
Costs per tonne of ore	16.21	16.21	16.21	16.43	16.43	16.43	16.43	27.86
Oxidized ore ($/tonne)	18.93	18.93	18.93	18.92	18.92	18.92	18.92	31.08
Transitional ore ($/tonne)	21.82	21.82	21.82	21.07	21.07	21.07	21.07	34.65
Sulfide ore ($/tonne)								
Average cost ($/tonne)	18.99	18.99	18.99	18.81	18.81	18.81	18.81	31.20
Cut-off for recovered grade								
Oxidized ore (g/t)	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.75
Transitional ore (g/t)	0.67	0.67	0.67	0.67	0.67	0.67	0.67	0.87
Sulfide ore (g/t)	0.81	0.81	0.81	0.81	0.81	0.81	0.81	0.96
Actualization rate (5%)	5	5	5	5	5	5	5	5

These technical economical parameters take into consideration updated information such as mining operation, mineral processing and administrative costs. The different costs were obtained from results of 2007. The results of the latest metallurgical tests on the recovery block model are included.

A major change in the 2007 parameters is the recovery of metal. Based on metallurgical tests carried out this year, and on previous years' data, recovery is not a fixed value for each of the 3 categories of materials (Oxidized, Transitional and Sulfides) bus is a 3-D model matching the resources/reserves block model in which each block is given a recovery value by estimation. Thus it is treated as a spatial variable such as gold itself. By this way, it is possible to assign recovery function of a block

according to the weathering/alteration nature of its material, a method substantially more precise than the previous curves used as function of depth only.

Changes of parameters compared to 2006 are as follows:.

Major costs are separated in three categories largely based on the distance of the deposit from the Samira processing plant (See Table 12 above):
Category 1: Samira, Samira Est and Long Tom
Category 2: Libiri, Libiri Est (including Libiri B and Libdorado and Libiri NW
Category 3: Boulon Jounga

It is important to note in the overall estimation, that the cut-off grades stated are not the mining cut-off grades, but they are values that take into account the recovery function in the deposits, as a multiplying factor. Thus during the optimization of the pits and of the reserves by the NPV pit design software, the plant recovery factor is set to 100% (thus already accounted for), and the mining cut-off grade is directly calculated as an output of the optimization process.

All parameters have been adjusted based on 2007 experience and the BCM contract. For each category, costs are included for 3 categories of ore: Oxidized (surface), Transitional (sub-surface) and sulfides (largely bedrock).

9.6.6.3. Estimation of Mineral Resources for Advanced Targets

Following the latest optimization, design of the Samira and Libiri, Long Tom, Libiri and Libiri Est pits have been updated, and for the first time, the design has been done on the optimized mineral resources of Boundary and Boulon Jounga. The estimation procedure of the mineral resources is described in previous chapters. Estimation parameters are summarized in Table 8. mineral reserves and mineral resources

9.7. Mineral Reserves Declared as of December 31st 2007

As of December 31st 2007, the reserves update for the Samira Hill gold mine amounts to 12,621,000 tonnes at an average grade of 1.81g/t. These yield a total of 735,900 ounces of Gold metal. This enables to maintain actual production rate for an additional nine years. Details are provided in Table 13. Totals have been rounded to the nearest hundred. These reserves are stated on the basis of a 5% dilution factor at the time of mining and a 97.5% mine recovery (pre-processing) factor.

Note that grades are multiplied by the recovery function in order to provide proper input parameter to the NPV ultimate pit design software, which calculates with the pit design an economic cut-off grade with Gold price of $US650/ounce.

TABLE 13: TABLE OF RESERVES PER DEPOSIT (AREA)				DÉC 31ST 2007
CHARACTERISTICS ▶ / DEPOSITS ▼	QUANTITY (Tonnes)	GRADE (g/t)	METAL QTY (Oz[1])	PERCENTAGE (%)
SAMIRA				
▶ **Samira Principale**	3,028,397	2.93	285,247	38.76
▶ **Samira Est**	165,758	2.39	12,710	1.73
▶ **Samira Long Tom**	396,954	1.92	24,495	3.33
TOTAL SAMIRA	3,591,109	2.79	322,452	43.82
LIBIRI				
▶ **Libiri A**	2,706,688	1.66	144,452	19.63
▶ **Libiri Est[2]**	1,778,625	1.49	85,325	11.61
TOTAL LIBIRI	4,485,313	1.59	229,777	31.24
LIBIRI NW	1,440,134	1.08	49,921	6.77
BOUNDARY	1,709,309	1.09	59,763	8.11
BOULON JOUNGA	578,227	2.36	43,807	5.95
STOCK ROMPAD	816,957	1.15	30,206	4.10
TOTAL	12,621,000	1.81	735,900	100

NOTES:

1 Oz: Ounce
2 Libiri Est includes Libiri B and Libdorado

The Oz to gram conversion factor is 1 oz = 31.1035g

Samira reserves are also presented according to Gold ore materials (saprolite, saprock, bedrock) as shown in Table 14.

TABLE 14: TABLE OF RESERVES PER ORE MATERIAL TYPE — DÉC 31ST 2007

DEPOSIT► / ORE MATERIAL ▼	SAMIRA PRINC.	SAMIRA EAST	LONG TOM	LIBIRI	LIBIRI EAST	LIBIRI NW	BOUNDARY	BOULON JOUNGA
SAPROLITE								
QTY (Tonnes)	55,198	58,870	257,339	697,063	1,105,912	1,302,231	1,676,841	575,999
GRADE (g/t)	0.98	2.64	1.93	1.50	1.25	1.07	1.06	2.36
METAL (Oz)	1,737	4,997	15,927	33,623	44,604	44,846	57,028	43,637
SAPROCK								
QTY (Tonnes)	297,897	100,592	100,228	1,478,967	523,150	131,504	28,809	2,229
GRADE (g/t)	2.04	2.23	1.72	1.66	1.87	1.14	2.50	2.37
METAL (Oz)	19,582	7,201	5,531	78,883	31,412	4,836	2,318	170
BEDROCK								
QTY(Tonnes)	2,675,302	6,296	39,387	530,657	149,564	6,398	3,660	0
GRADE (g/t)	3.07	2.53	2.40	1.87	1.94	1.16	3.54	0
METAL (Oz)	263,929	512	3,036	31,946	9,309	239	417	0
TOTAL								
QTY (Tonnes)	**3,028,400**	**165,800**	**397,000**	**2,706,700**	**1,778,600**	**1,440,100**	**1,709,300**	**578,200**
GRADE (g/t)	**2.93**	**2.38**	**2.02**	**1.66**	**1.49**	**1.13**	**1.09**	**2.36**
METAL (Oz)	**285,200**	**12,700**	**24,500**	**144,500**	**85,300**	**49,900**	**59,800**	**43,800**

NOTES:

LIBIRI EST includes Libiri A and Libdorado.
The Oz to gram conversion factor is 1 Oz = 31.1035g

The following Table 15 presents Samira reserves according to "proven" and "probable" categories.

TABLE 15: TABLE OF RESERVES PER ORE CATEGORY								DÉC 31ST 2007
DEPOSIT▶	SAMIRA	SAMIRA EST	LONG TOM	LIBIRI	LIBIRI EST	LIBIRI NW	BOUNDARY	BOULON JOUNGA
CATEGORY ▼								
PROVEN								
QTY (Tonnes)	2,338,910	160,290	386,036	2,343,238	1,538,425	726,055	1,504,761	525,140
GRADE (g/t)	2.93	2.38	1.92	1.66	1.45	1.07	1.06	2.38
METAL (Oz)	220,651	12,289	23,820	124,987	71,686	25,086	51,245	40,167
PROBABLE								
QTY (Tonnes)	689,487	5,468	10,919	363,450	240,200	714,079	204,549	53,088
GRADE (g/t)	2.91	2.40	1.92	1.67	1.77	1.08	1.30	2.13
METAL (Oz)	64,596	421	674	19,464	13,637	24,836	8,518	3,641
TOTAL (per deposit)								
QTY(Tonnes)	3,028,397	165,758	396,955	2,706,688	1,778,625	1,440,134	1,709,310	578,228
GRADE (g/t)	2.93	2.38	1.92	1.66	1.49	1.08	1.09	2.47
METAL (Oz)	285,247	12,710	24,494	144,451	85,323	49,922	59,763	43,808
TOTAL[1] (all deposits)								
PROVEN								
QTY (Tonnes)								10,339,800
GRADE (g/t)								1.81
METAL (Oz)								600,100
PROBABLE								
QTY (Tonnes)								2,281,200
GRADE (g/t)								1.85
METAL (Oz)								135,800
GRAND TOTAL								
QTY (Tonnes)								12,621,100
GRADE (g/t)								1.81
METAL (Oz)								735,900

NOTES:

1 Including ROMPAD data
LIBIRI EST includes Libiri A and Libdorado.
The Oz to gram conversion factor is 1 Oz = 31.1035g

The following Table 16 presents the economic reserves with a dilution factor of 5% at time of mining, and with a pre-processing recovery of 97.5%.

TABLE 16: TABLE OF RESERVES, WITH DILUTION AND MINE RECOVERY FACTORS[1]

DÉC 31ST 2007

DEPOSIT► / ORE MATERIAL ▼	SAMIRA PRINC.	SAMIRA EST	LONG TOM	LIBIRI	LIBIRI EST	LIBIRI NW	BOUNDARY	BOULON JOUNGA	STOCK ROMPAD	TOTAL
OXIDIZED										
QTY (Tonnes)	192,679	158,611	355,755	1,668,193	1,568,728	1,420,488	1,671,460	455,674	816,956	**8,308,500**
Grade (g/t)	1.47	2.38	1.92	1.55	1.45	1.08	1.06	2.23	1.15	**1.38**
Metal (Oz)	9,086	12,137	21,950	83,240	72,892	49,209	56,846	32,636	30,206	**368,300**
Transition										
QTY (Tonnes)	2,808,489	7,148	40,172	1,008,429	209,722	19,646	25,068	113,160	N/A	**4,231,800**
Grade (g/t)	3.00	2.50	1.92	1.82	1.85	1.13	2.07	2.87	N/A	**2.63**
Metal (Oz)	270,770	573	2,481	58,957	12,418	716	1,676	10,429	N/A	**358,200**
SULFIDE										
QTY (Tonnes)	27,229	0	1,027	30,065	175	0	12,782	9,393	N/A	**80,700**
Grade (g/t)	6.17	0	1.92	2.33	2.72	0	3.02	2.46	N/A	**3.75**
Metal (Oz)	5,393	0	64	2,255	15	0	1,241	742	N/A	**9,700**
TOTAL										
QTY (Tonnes)	3,028,397	165,758	396,954	2,706,688	1,778,625	1,440,134	1,709,309	578,227	816,956	**12,621,000**
Grade (g/t)	2.93	2.39	1.92	1.66	1.49	1.08	1.09	2.36	1.15	**1.81**
METAL (Oz)	285,249	12,710	24,495	144,452	85,325	49,925	59,763	43,807	30,206	**735,900**

NOTES:

[1] **A 5% dilution factor is applied on the tonnage, quantity of metal remains same (see Table 14). A mine recovery of 97.5% is applied on Tonnage.**

LIBIRI EST includes Libiri A and Libdorado.
The oz to gram conversion factor is 1 oz = 31.1035g

9.8. Mineral Resources Declared as of December 31st 2007

As of December 31st 2007, the measured & indicated resources update from the models for the Samira Hill gold mine amounts to 33,366,400 tonnes at an average grade of 1.15g/t, for a metal content of 1,228,700 ounces. Inferred resources update is 12,732,300 tonnes at 1.46g/t for a metal content of 597,800 ounces. Model envelopes are made from grades above 0.3g/t. Tables 17 & 18 provides the resources details. Totals have been rounded to the nearest hundred.

TABLE 17: TABLE OF RESOURCES PER DEPOSIT – MEASURED & INDICATED				DÉC 31ST 2007
CHARACTERISTICS► DEPOSITS ▼	QUANTITY (Tonnes)	GRADE (g/t)	METAL QTY (Oz)	(%) OF TOTAL
SAMIRA[1]				
Measured 5	3,086,829	1.78	176,566	37.03
Indicated	3,361,910	1.84	199,337	26.51
SIKIA				
Measured 8	599,842	1.29	24,801	5.20
Indicated	833,933	1.23	32,850	4.37
LIBIRI[2]				
Measured 11	3,171,260	1.02	103,859	21.78
Indicated	7,006,043	1.18	265,596	35.33
LIBIRI NW				
Measured 14	1,742,845	0.76	42,855	8.99
Indicated	3,630,110	0.80	93,053	12.38
LIBIRI PLATEAU				
Measured 17	358,776	1.16	13,376	2.81
Indicated	577,013	1.01	18,696	2.49
LIBIRI SUD-EST				
Measured 20	328,309	1.55	16376	3.43
Indicated	214580	1.47	10154	1.35
LIBIRI ZONE H				
Measured 23	316,633	0.99	10,059	2.11
Indicated	527,601	0.92	15,656	2.08
LONG TOM NORD				
Measured 26	545,012	0.98	17,216	3.61
Indicated	728,253	0.89	20,811	2.77
BOUNDARY				
Measured 29	2,102,058	0.72	48,739	10.22
Indicated	2,010,389	0.79	50,744	6.75
BOULON JOUNGA				
Measured 32	724,428	0.99	23,009	4.83
Indicated	1,500,554	0.93	44,932	5.98
TOTAL				

TABLE 17: TABLE OF RESOURCES PER DEPOSIT – MEASURED & INDICATED				DÉC 31ST 2007
CHARACTERISTICS ► / DEPOSITS ▼	QUANTITY (Tonnes)	GRADE (g/t)	METAL QTY (Oz)	(%) OF TOTAL
Measured 36	**12,976,000**	**1.14**	**476,900**	**100**
Indicated	**20,390,400**	**1.15**	**751,800**	**100**
TOTAL Measured & Indicated	**33,366,400**	**1.15**	**1,228,700**	

NOTES:

1 Includes Samira Principale, Long Tom and Samira Est, and based on 2006 calculations.
2 Includes Libdorado, Libiri A and Libiri B
The Oz to gram conversion factor is: 1 oz = 31.1035g

The inferred category of resources is listed per deposit in Table 18.

TABLE 18: TABLE OF RESOURCES PER DEPOSIT - INFERRED				DÉC 31ST 2007
CHARACTERISTICS ► / DEPOSITS ▼	QUANTITY (Tonnes)	GRADE (g/t)	METAL QTY (Oz)	(%) OF TOTAL
SAMIRA[1]				
Inferred	3,047,130	1.11	108,469	18.15
SIKIA				
Inferred	221,972	1.28	9,099	1.52
LIBIRI[2]				
Inferred	4,098,816	1.19	156,959	26.26
LIBIRI NW				
Inferred	6,025,632	0.80	154,489	25.84
LIBIRI PLATEAU				
Inferred	675,534	1.19	25,919	4.34
LIBIRI SUD EST				
Inferred	170,338	0.76	4,135	0.69
LIBIRI ZONE H				
Inferred	429,254	0.81	11,204	1.87
LONG TOM NORD				
Inferred	385,331	0.77	9,485	1.59
BOUNDARY				
Inferred	1,468,288	0.89	42,013	7.03
BOULON JOUNGA				
Inferred	2,233,580	1.06	76,015	12.72
TOTAL				
Inferred	**12,732,300**	**1.46**	**597,800**	**100**

TABLE 18: TABLE OF RESOURCES PER DEPOSIT - INFERRED				DÉC 31ST 2007
CHARACTERISTICS ▶ DEPOSITS ▼	QUANTITY (Tonnes)	GRADE (g/t)	METAL QTY (Oz)	(%) OF TOTAL

NOTES:

1 Includes Samira Principale, Long Tom and Samira Est
2 Includes Libdorado, Libiri A and Libiri B
The Oz to gram conversion factor is: 1 oz = 31.1035g

10. CONCLUSIONS & RECOMMENDATIONS

10.1. Conclusions

Generally, the Samira Hill project in Niger continues to yield substantial amounts of gold reserves as indicated by the extensive exploration, delimitation and definition drilling programs carried out on the three permits. Over 12 million tonnes of gold ore are still available for economic mining, with a potential to yield over 700,000 ounces of gold metal. It is noted that a substantial portion of the reserves still reside at Samira Principale.

The next on-the-line for reserves is still the Libiri complex, with over 31% of the total reserves. This complex has started to be mined in 2006, and will continue to be a focus of mining in 2008.

Other reserves at Libiri NW, Boundary and Boulon Jounga have potential to grow, thanks to exploration, delimitation and certification programs that will be carried out in the future.

The new resources (measured & indicated) figures of 33 millions tonnes at 1.15g/t (cut-off of 0.3g/t) are encouraging figures and undoubtedly signals the need for further work programs on the strategic sites.

10.2. Recommendations

10.2.1. Overview of the Proposed Exploration Program

In order to keep the momentum and efforts towards improving both resources and reserves of the Samira project, a carefully designed exploration program is proposed and highly recommended for year 2008.

The proposed program will focus on trying to develop already known advanced targets, as defined in 2007, in particular as a result of the successful IP ground geophysical surveys carried out. Indeed the IP surveys have identified quite clearly the lateral extensions of the Samira horizon, and in certain areas of this extension, gold has already been struck. The proposed program takes into account works in 2007 that could not be done or completed to the north of Tiawa, in Samira and Samira-Libiri.

With the 2008 program, the following objectives are sought:

- Extend mine life for at least another 4 years by increasing reserves in the vicinity of the Samira-Libiri exploitation permit
- Increase resources of all permits
- Discover new targets

10.2.2. Expected Output of the Exploration Program

The following results are expected from the proposed program:

Four areas of reserves certifications:

- Sikia (Saoura)
- Libiri Plateau (Saoura)
- Boulon Jounga Village
- Boulon Jounga Orpaillage (Tiawa).

Approximately ten (10) areas of evaluated resources in the following target areas:

- Boulon Jounga Village (Tiawa)
- Boulon Jounga Orpaillage (Tiawa)
- Boulon Jounga Est deposit (Tiawa)
- Boulon Jounga Nord deposit (Tiawa)
- Boulon Jounga Ouest deposit (Tiawa)
- Ouest Libiri Plateau (Samira-Libiri)
- Sud-Est Libiri Plateau (Samira-Libiri)
- Libiri Sud-Est (Samira-Libiri)
- Nord Boundary (Samira-Libiri)
- Songori Sud-Est (Datambi)

10.2.3. Resources Certification Program

Reserve certification programs on four target areas are shown in Table 19.

TABLE 19 : TABLE OF RESOURCES CERTIFICATION PROGRAM •• 2008

PERMIT	ZONE	RC HOLES	RELATED WORKS			MANPOWER	
		m	FA50	Bull (Hr)	Topo (km)	Manpower (Hr)	Geologist (Hr/month)
Saoura	Sikia1	1,000	1,000	10	5	500	20
Samira-Libiri	Libiri Plateau	1,000	1,000	20	3	400	20
Tiawa	Boulon Jounga Village	2,400	2,400	10	5	1,150	20
	Boulon Jounga Orpaillage	2,400	2,400	10	5	1,150	20
Total		**6,800**	**6,800**	**50**	**18**	**3,200**	**80**

NOTES:
RC : Reverse Circulation drilling
FA50 : Chemical analysis of samples
Bull: Use of Bulldozer for setup drilling platforms
Topo: Surveying works

10.2.4. Semi-Detailed Program (Tactical)

Works for the development of advanced targets is proposed on the areas shown in Table 20 for the purpose of further evaluating their potential.

TABLE 20: TABLE OF SEMI-DETAILS PROGRAMS •• 2008

TARGET AREAS	TRENCHING	RC HOLES	RELATED WORKS			MANPOWER	
	Volume (m^3)	m	FA50	Bull (Hr)	Topo (km)	Manpower (Hr)	Geologist (Hr/mois)
Samira-Libiri							
Ouest Libiri Plateau	1,800	3,000	3,400	10	15	1,150	20
Sud-est Libiri	0	1,300	1,300	5	10	500	20
Libiri Sud-est	0	1,200	1,200	5	5	460	20
Nord Boundary	0	1,000	1,000	5	5	400	20
Total Samira-Libiri	**1,800**	**6,500**	**6,900**	**25**	**35**	**2,510**	**80**
Tiawa							
Boulon Jounga Village	0	1,500	1,500	10	5	550	20
Boulon Jounga Orpaillage	0	1,500	1,500	25	5	550	20
Boulon Jounga Est Deposit	0	1,170	1,170	20	5	500	20
Boulon Jounga Nord Deposit	0	1,000	1,000	25	5	400	20
Boulon Jounga Ouest Deposit	0	780	780	25	5	250	20
Total Tiawa	**0**	**5,950**	**5,950**	**105**	**25**	**2,250**	**100**
TOTAL	**1,800**	**12,450**	**12,850**	**5,975**	**60**	**4,760**	**180**

NOTES:
RC : Reverse Circulation drilling
FA50 : Chemical analysis of samples
Bull: Use of Bulldozer for setup drilling platforms
Topo: Surveying works

10.2.5. General Exploration Work

Most of the work concerned with general exploration represents work that was pending in 2007. Many of them are also related towards targeting IP geophysical anomalies already detected in 2007. They are presented in Table 21.

TABLE 21: TABLE OF STRATEGIC EXPLORATION WORK •• 2008

WORK AREAS PER PERMIT	RAB	TRENCHING	RELATED WORK					MANPOWER	
	m	Volume m^3	Aqua R	ICP	FA50	Bull Hr	Topo km	Manpower (Hr)	Geologist (Hr/month)
Saoura									
Saoura	3600	0	360	10	0	40	10	1500	20
Saoura1	1750	0	175	5	0	60	10	1000	20
Sikia2	90	0	9	3	0	0	0	0	20
Sikia3	90	0	9	3	0	0	0	0	20
Total Saoura	**5,530**	**0**	**553**	**21**	**0**	**100**	**20**	**2,500**	**80**
Samira-Libiri	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Tiawa									
Nord Long Tom	2,100	0	210	10	0	40	10	500	20
Long Dave	2,700	0	270	10	0	60	5	700	20
Nord-est Boulon Jounga	2,100	0	210	10	0	40	5	600	20
Nord Tiawa	0	1,800	0		460	40	5	0	20
Tondi Dibangou	0	1,800	0		460	65	5	0	20
Gare-Garé		1,800	0		460	45	10	0	20
Bouli		1,800	0		460	65	10	0	20
Total Tiawa	**6,900**	**7,200**	**690**	**30**	**1,840**	**355**	**50**	**1,800**	**140**
Total	**12,430**	**7,200**	**1,243**	**51**	**1,840**	**455**	**70**	**4,300**	**220**

DATE AND SIGNATURE PAGE

Respectfully Submitted,

Michel A. Crevier,
P. Geologist, M. Sc. A

Date of Signature: March 27, 2008

Effective Date of Technical Report: December 31st, 2007

CONSENT OF MICHEL A. CREVIER

Semafo inc.
750 Marcel-Laurin Blvd., Suite 375
Montreal, Quebec, Canada, H4M 2M4
Phone: 514-744-4408
Fax: 514-744-2291
E-mail: mcrevier@semafo.com

TO:	Autorité des marchés financiers
AND TO:	British Columbia Securities Commission
AND TO:	Alberta Securities Commission
AND TO:	Ontario Securities Commission

I certify that I am the Qualified Person responsible for supervising the preparation of all sections of the technical report (the "Technical Report") entitled "Technical Report on the Mineral Reserves and Mineral Resources of the Samira Hill Mine, Niger, as of 31 December 2007" dated March 27, 2008.

I consent to the public filing of the Technical Report and to extracts from, or a summary of, the Technical Report in the Semafo Inc. press release dated March 25, 2008 (the "Press Release").

I certify that I have read the Press Release and further certify that it fairly and accurately represent the information in the Technical Report that supports the disclosure.

Saint-Laurent, Québec
March 27, 2008

GÉOLOGUE / GEOLOGIST
MICHEL A. CREVIER
160
QUÉBEC

Michel A. Crevier

Michel A. Crevier, P. Geologist MScA
Semafo inc.
750 Marcel-Laurin Blvd., Suite 375
Montreal, Quebec, Canada, H4M 2M4
Phone: 514-744-4408
Fax: 514-744-2291
E-mail: mcrevier@semafo.com

AUTHOR'S CERTIFICATION

I, Michel A. Crevier, P. Geologist MScA, hereby certify the following:

1. I hold the position of Geology Manager and I act as a qualified person for:

   Semafo inc.
   750 Marcel-Laurin Blvd., Suite 375
   Montreal, Quebec, Canada,
   H4M 2M4

2. I have a Bachelor's and Masters' Degree in Applied Sciences, elective in geological exploration and development, and Diploma respectively from Université du Québec à Montréal (UQAM) earned in 1978 and from Université du Québec à Chicoutimi (UQAC) earned in 1981.

3. I am a member in good standing of the Ordre des Géologues du Québec (#160).

4. I have been practicing as a geologist since graduating from university 30 years ago.

5. I have read the definition of "Qualified Person" in National Instrument 43-101 (the "National Instrument") and certify that given my studies, my membership in a professional association (within the meaning given to this term in the National Instrument) and my past relevant professional experience, I can be considered as a "Qualified Person" within the meaning of said National Instrument.

6. I certify that I am the Qualified Person responsible for supervising the preparation of all sections of the technical report (the "Technical Report") entitled "Technical Report on the Mineral Reserves and Mineral Resources of the Samira Hill Mine, Niger, as of December 31, 2007", dated March 27, 2008. The initial report was prepared by the geological team of the Samira Hill Mine under the supervision of Christian Bézy, Geologist. I carried out five (5) field missions in 2007, in January, April, July, September and November. These missions involved a complete technical audit of the mining operation and a review of the exploration and immediate increase of resources strategy.

7. It is not the first time that I have been consulted regarding the property discussed in the Technical Report. I have visited the said property several times since September 2006, when I served as Semafo inc.'s Geology Manager. I directly supervised the property's exploration and development work for Semafo inc. since August 2006.

8. As of the date of this certificate, to my knowledge, the Technical Report contains all the scientific and technical information that has to be disclosed so that the Technical Report is not misleading.

9. Pursuant to the requirements of Section 1.4 of National Instrument 43-101, I cannot be considered independent from Semafo inc. since I hold stock options of Semafo inc. and since I have earned most of my income from Semafo inc. for the past year and a half.

10. I have read National Instrument 43-101 and Form 43-101F1 and I hereby certify that the Technical Report was prepared in compliance with the requirements thereof.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including publication in the public company files on their websites accessible by the public, of the Technical report.

This 27th day of March 2008.

Signed and sealed

GÉOLOGUE / GEOLOGIST
QUEBEC

Michel A. Crevier, P. Geologist, MScA

SEMAFO GUINÉE S.A.

STATUS OF MINERAL RESOURCES AND RESERVES, KINIERO GOLD MINE, GUINEA

DATED

DECEMBER 31, 2006

By Michel Cormier, Geological Engineer
Semafo Inc.

March 25, 2007

Table of contents

1. SUMMARY

In agreement with Appendix 43-101A1 of the National Instrument 43-101, Disclosure for Mineral Projects, this report has been prepared by Semafo Guinea in support of its declaration on mineral resources and reserves as of December 31, 2006.

Before the estimation of the mineral resources dated December 31, 2006, an optimization of these mineral resources was carried out using NPV-*Scheduler* Software. The parameters used are of technical (slope of the ultimate pit, dilution, mine recovery and plant recovery) and economic (selling price, mining costs, processing costs, sale fees).

These optimizations, followed by a detailed mining design, allow for mineral resources to be turned into mineral reserves (mineral resources for which the economic feasibility is demonstrated). The pit design takes into account various parameters (angle of slope, width and slope of ramps, height of benches, number and width of security berms) that allow an estimation of reserves inside each pit.

2. INTRODUCTION AND MANDATE

The author, as a qualified person, has been mandated by Semafo Inc. to supervise and verify the writing of a technical report, drawn up by the Kiniero geological team, in conformity with the requirements of the National Instrument 43-101. The objective is to define the status of the mineral reserves and mineral resources of the Kiniero Gold Mine in Guinea, to December 31, 2006.

This report intends to make the information public in all Semafo's official publications.

3. DESCRIPTION AND LOCATION OF THE CLAIM

The Jean Gobele exploration permit, covering 450 km², is located in the sub-prefecture of Kiniero, prefecture of Kouroussa in Upper Guinea, some 600 kilometres by road, to the North-East of the capital Conakry (Figure 1 and Figure 2). The permit area can also be reached by air by means of a private airstrip that has been built by Semafo Guinea. It is located near the mine site and is being used for supplies and emergency evacuation. The permit is divided into a mining permit covering 25 km² and an exploration permit covering 425 km².

The Niandan River, main tributary of the Niger River, flows along the east side of the property. The Niger River is located near the Northern border of the property. The local topography displays rolling hills that are mostly forested..

Figure 1: Location of the Kiniero Gold Mine (Jean-Gobele permit) in Guinea


15°
12°
9°
N
Gambia
Senegal
Mali
Bamako
12°
Niger
Guinea- Bissau
Guinea
Siguiri
CBG
Kamsar
Friguia
SBK
Kouroussa
Niger
Kankan
JEAN/GOBELE
Conakry
Sierra Leone
9°
Freetown
Côte D'Ivoire
Monrovia
Liberia
6°
0
200
km
AFRICA

Figure 2: Limits of the exploration permit of Kinièro in Guinea.


Permis de recherche
(Arrêté N° A 2004/932/MMGE/SGG)
Permis de recherche
(Arrêté N° A 2004/10730/MMG/SGG)
Blocs à retrocedés
-9.95
-9.9
-9.85
-9.8
-9.75
-9.7
10.45
10.4

4. CLIMATE

The climatic year is divided into 2 seasons: the rainy season and the dry season. The utmost proportion of the 1,300 mm average yearly rainfall is recorded in the rainy season, from May to October. The dry season runs from November to April. Between January and February, the humidity is reduced by dust-loaded winds from the northern desert zones.

Annual temperatures range from 14.8 C° in December to reach a maximum of 40 C° in April.

5. CHRONOLOGICAL RECORD OF WORKS

5.1 Historical background

The first exploration works performed in the claim zone backs to the 1940s and 1950s. BUMIFOM (Bureau Minier de la France d'outre-mer) (France Overseas Mining Bureau) explored the region between 1943 and 1958. Prospecting consisted of well sampling, trenching+ and core drilling. The discovery of the Filon Bleu (Blue Vein) and the Jean and Gobele targets

was the result of the works done around 1950. Additional work was done on Jean and Gobele including mapping and sampling. 25 years of inactivity followed.

In 1985, AMN (Association Minière du Niandam) (Niandam Mining association) was formed. It regrouped the Government of Guinea (50%), BRGM (25%), Al Baraka (20%) and PSG (Precious Stone Guinea) (5 %). AMN held a permit covering 30,000 km^2. BRGM, as the project operator, performed a program that included: mapping, ground geochemistry, geophysics (magnetics,, resistivity and VLF), trenches, wells, percussion drilling, reverse circulation and core drilling. These works led to two feasibility studies, one in 1987 and the other in 1989.

In 1992, the area was acquired by International Mining of Australia who produced a feasibility study in 1993.

In 1995, SEMAFO took over the area by buying out SGV.SA Minerals. During 1996, 1997 and 1998, SEMAFO undertook an exploration program that included, in 1997, a magnetic and radiometry aerial survey performed by Aerodat on a grid spacing of 200 meters. This program also included ground geochemistry ,core drilling and reverse circulation bore holes on the Jean and Gobele structures. These bore holes were performed on cross sections of 12.5 to 25 meter spacing.

At the end of 1999, SEMAFO and MANAGEM (Mining Holding of the ONA-Morocco Group) signed an agreement under which Managem became a 51% shareholder of Semafo. In December 2000, Semafo was given the mining lease to the Jean Gobele deposit. The mining operation started in April 2002.

Starting in 2000, with the objective to extend the life of the project, research works continued on the Jean Gobele permit.

During the years 2000 and 2001, research work focused on finding oxidized mineralization in the immediate periphery of the Jean Gobele deposit. These works consisted of mapping at 1/2000, an IP and Mag geophysical surveys, litho geochemical sampling, trench cutting, RAB and RC percussion drilling and core drilling. This research led to the discovery of the Sabali 1 (Gobele D) structure in December 2000 and of the Sabali 2 structure (structure E-W) structure during 2001. A geochemistry survey on stream sediments (1 sample every km^2) was performed on the entire area.

During the years 2002 and 2003, the research work performed included strategic research covering the entire claim and tactical work aimed at occurrences or known targets. During this period, work was performed on the following targets: North West zone including Banfara, EW zone, South Sabali zone, South zone, southern extensions of the deposit, Gobele D and West Jean. In addition, strategic work was done at: East Sabali, West Balan, Wombon, Mankan, Hereko and Filon Bleu. These essentially included essentially: ground geochemistry, Mag and IP surveys as well as trenches and RC bore holes.

This exploration works 2/3 of the area with ground geochemistry and led to the discovery of new mineral resources notably Banfara, EW zone, Gobele D and West Jean.

Magnetic (Mag) and Induced Polarisation (IP) geophysical surveys as well as ground geochemistry on the West Balan and North West zone sectors and Wombon led to new occurrences notably at the North West zone, West Balan and East Sabali.

In 2004, exploration included strategic research (Figure 3) and tactical work on the following targets: East zone Gobele D, East zone Sabali, West zone Balan, Mankan, Hereiko and Filon Bleu. These are essentially ground geochemistry. It consists of completing the coverage of the entire area with: ground geochemistry at a grid of 200 meters x 200 meters, trenches and RAB and RC bore holes. A core drilling program was also carried out to estimate the ore and waste rock density of the Gobele D and Banfara deposits.

Following these exploration results, two new permits were filed and obtained. With a surface area of 255 km², they cover the East and West extensions of the claim, bringing the total surface area of the claim to 568 km².

During the year 2005, exploration covered the entire area including the East and West extensions (Decree N°A 2004/ 932/MMGE/SGG) of the exploration permit. it included strategic research on the East and West extensions (Figure 3) and tactical work aiming at the following targets: NW zone, South zone deposits, East zone Gobele D, East zone Sabali, East Sabali, North Balan, Mankan, Hereiko and Filon Bleu.

Work included:: ground geochemistry over the entire surface of the West extension of the exploration permit at a grid of 200 m x 200 m, stream sediment sampling covering the entire surface of the East extension of the exploration permit at a grid of 2 samples per km², trenches and/or RC bore holes performed on the West extension of the exploration permit around the deposits and on the central and North parts of the claim.

During 2006, exploration targets on Kinièro included:

- Extensions of exploration permit (N° 932) where a stream sampling campaign was carried out followed by litho geochemical sampling.
  Results of this campaign show litho geochemical anomalous peaks reaching 87 ppb and grades varying between 0.8 and 2.99 g/t Au.
  In order to verify the depth extension of the litho geochemical samples, hand dug trenches have been undertaken;

- The Filon Bleu zone, where hand dug trenches and surface mapping were completed. Data compilation, taking into account the new architecture of the deposit lead to the announcement of a new deposit on the Kinièro property : total mineral resources of 65,360 ounces (cut-off grades : 0.7 g/t Au for oxides and 1.1 g/t Au for sulphides) of which 22,760 ounces economically mineable ;

- The PC 216 zone, where litho geochemical sampling on quartz and carbonate bearing quartz structures showed positive+ grades(8.47, 8.12, 7.97, 6.05, 2.60 and 1.22 g/t Au). The latter ones perfectly superimpose on NE oriented ground geochemical anomalies;

- The Hereiko zone, where hand dug trenches were excavated to confirm the positive results of new litho geochemical samples and exploration of lateral extensions of older mineralised trench works. These anomalous samples correspond to surface visible structures and are oriented sub EW to NE. They are located just NW and NE of the Hereiko mineralised zone.

  Trench results are promising and show the existence of a mineralized zone of 350 metres in length in the NE zone: 6 metres at 2.21, 4 metres at 2.29, 3 metres at 3.12, 26 metres at 1.97 and 8 metres at 1.67 g/t Au.

  These works have led to the announcement of new mineral resources in the SW section of Hereiko: total mineral resources of 56,750 ounces;

- The Djekouroumba zone, where hand and bulldozer dug trenches were excavated to confirm new positive litho geochemical samples (28.5, 8.53, 8.43, 6.63 and 1.82 g/t Au) and to explore for lateral extensions of some older mineralized trenches.

  RC bore holes are been drilled in that zone and now total 1,680 metres. They target in depth extensions of surface mineralized structures. The results are positive: 10 metres at 2.13, 3 metres at 2.56 and 2 metres at 3.21 g/t Au;

- The West Balan deposit, in which certification bore holes were undertaken to bring down the lateral reconnaissance grid of the mineralised ore body from 50 metres to 25 metres and the vertical grid from 40 metres to 20 metres. This certification campaign result in a extra metal content in this deposit and the discovery of a new ore body, probably running parallel to the main ore deposit: 7 metres at 11.64, 2 metres at 2.49 and 15 metres at 1.50 g/t Au ;

- Zones to the north and south of East Sabali where additional RC bore holes were drilled in order to test the immediate extension of the mineralized ore body. Results from these RC bore holes confirm the continuity of this ore body and makes the basis for the announcement of a new deposit on Kinièro: 191,800 ounces of total mineral resources of which 101,600 ounces are economically mineable;

- The Farabana zone in which a ground geochemical anomaly was verified by hand dug trenches. The latter ones gave encouraging results: 2 metres at 27.05 g/t, 3 metres at 16.48 g/t and 111 metres at 0.66 g/t Au (trench GST3). In this last trench rare veinlets have been intercepted with no real in depth continuity. To explain this wide mineralization, the trench has been deepened using an excavator. It has indicated the existence of a network of quartz and carbonate filled structures bearing NS to NNE. These structures are repeated every 1 to 5 metres over a length of about 60 metres. A punctual sampling done on 25 structures gave an average grade of 17.56 g/t or 11.09 g/t Au (grade cut value at 30 g/t Au) ;

This new mineralized zone is very promising. It shows the same characteristics (type of ore and wall rock) as the Gobele D deposit of which the mineral resources were around 225,000 ounces of gold (7 tonnes of Au metal).

Other hand and excavator-dug trenches are currently in progress to explore the lateral extensions of these mineraliszed structures and possibly other parallel bodies.

- The immediate extensions of the deposits: surrounding the East Sabali deposit to the southern limit of the exploration permit and to the west of the C zone deposit where a detailed ground geochemistry campaign (50 metres by 50 metres) is being performed to delineate the important geochemical anomaly that cover the surrounding areas of the deposits to detect new potential bearing targets.

  These geochemical surveys have outlined 2 large anomalies: the Banman anomaly located between the deposits of zone C and West Balan and the Keré anomaly located between the Gold Field and East Sabali deposits. These anomalies are under reconnaissance by means of excavated trenches. The latest results are highly encouraging: 30 metres at 0.6 g/t Au at Banman and a dense network of veinlets at Keré are presently being assayed

  It is worth noticing that the West Ballan deposit, now evaluated at 2.8 tonnes Au metal, was delineated following the reconnaissance by hand dug trenches of a geochemical anomaly that recorded 35 metres at 0.33 g/t Au.

5.2 Amount of work performed on the claim

The following Table is a summary of the volume of bore holes and trench works performed on the Kiniero claim since the beginning of exploration.

Date	Company	Core Drillings	RC bore holes	RAB bore holes	Trenches
		m	m	m	m^3
1951-54	Bumifom	2,385		590	302
1986/87	BRGM/AMN	2,037	3,947	-	1,917
1996/97	Semafo	13,354	5,572	-	1,852
1998	Semafo	14,373		-	
1999	Semafo	518.9	6,628	-	
2000	Semafo	949.1	11,476	-	949
2001	Semafo	961.6	8280.4	6,075	2,942
2002	Semafo	-	35,299 (Including GP bore holes)	-	3,940
2003	Semafo	-	52,265 (Including GP bore holes)	-	12,000
2004	Semafo	371	41,878 (Including GP bore holes)	4,266	11,229
2005	Semafo	-	28,186 (Including GP bore holes)	-	22,056
2006	Semafo	-	23,152 (Excluding GP bore holes)	-	27,798

Note: GP = Geological preparation or pre-production definition.

6. GEOLOGICAL CONTEXT OF THE CLAIM

The Jean Gobele claim is located in the South-West part of the Siguiri basin, to the North of the West African Archean Craton. The geological formations of this area are made of vulcanites and Birimian metasediments. From South to North the Birimian series are made of:

- Intermediate vulcanites (Kiniero series)
- Metasediments (Kiniero series)
- Mafic and ultra mafic rocks (Niandan series)
- Volcano-sedimentary rocks (Niandan series).

To the North-East the rocks of the Niandan series are intruded by diorites and microdiorites. These rocks are affected by NE-SW axial plane folds dippinig southeasterly. Fold axes stretch towards the NE. These rocks are also affected by NE-SW and NNE-SSW regional shearing. The gold-bearing mineralization is mainly associated with quartz and sulphide veins. In addition to the Jean Gobele ore veins, other gold bearing prospects exist on the area such as Filon Bleu, PC216, Boni, Découverte, Mankan, and Grand Filon.

7. LOCAL GEOLOGY

The Jean Gobele deposit (Kiniero mine) is located in a volcano-sedimentary series essentially composed of intermediate volcanics with siliciclastic sediment interbedding.

The series are affected by 3 phases of deformation:

1- The first phase of NE-SW direction;
2- The second phase of NW-SE direction;
3- The third phase of WNW-ESE direction.

The Jean Gobele zones are linked with the NE-SW phase. The character of the Jean Gobele and Banfara structures, allow the detection of a zone of left-handed shear of sub-EW direction (Figure 3). The different lodes could be extended by a NE/SW compression.

The Kiniero deposit consists of 2 areas, Jean and Gobele, located on 2 neighbouring hills separated by about 500 meters. At Gobele, the mineralized structures are composed of an array of veins arranged in 4 groupings from West to East: Gobele C, Gobele B, Gobele A and Gobele D. At Jean, the mineralized structures are also composed of veins forming 3 groupings which are from East to West: Jean A, Jean B, and West Jean.

At Jean, the structures have a bearing N25 to N30, and at Gobele, they generally dip steeply towards the East. To the North of Gobele A and at Gobele D dips from 50° to 60° towards the East can be observed. The lateral extension of the structures identified through drilling varies from 280 metres at Sabali, 300 metres at Jean, Sabali 1 and Gobele C and 700 metres at Gobele A and B.

Within this sub EW left-handed passage, the mineralized structures blend into NS structures of sub vertical to steep dip toward the East on which N. 45° structures (distensional cracks) come and join. These structures are mineralized. They are are noticeable at Jean East, Jean West as well as at Gobele D and Banfara.

As for the second phase of deformation it is of NW-SE direction. It is responsible for the normal right-handed and brecciated display of the NE-SW structures, for the appearance of left-handed shear zones with the same direction and of the folding of the flat structures of NW direction.

The third phase of deformation, not strongly visible on the area, is of bearing WNW-ESE. It is responsible for the appearance of shear zones with a breakage character of NE direction and of tension cracks bearing EW, generally barren of mineralization.

Figure 3: Breaking shear passage encompassing the entirety of the Kiniero deposits


Tradi D1
Zone C
Jean Ouest
Gobele B
Gobele D
NE Gobele D
Est Ouest
Gobele A
Jean Est
Sud Gobele A/B
Sabali Est
FARABANA

8. MINERALIZATION

The mineralization of the Kinièro deposit is linked to quartz veins of variable thickness from a few centimetres to meters and associated to veins and veinlets and to a quartz stockwork that can reach a thickness of 20 meters. The mineralization, probably of late phase with respecta NE deformation, is associated to an alteration of ankerite, chlorite and quartz type. The gold is either free in quartz and/or ankerite or in inclusions in sulphides (pyrite, arsenopyrite). This gold is generally of fine size: 1 to 80 microns. Traces of chalcopyrite, tetrahedrite, pyrrhotite and bismuthinite are also present.

Under the supergene alteration, the upper portion of the deposit has oxidized. From zone to zone, the depth of the saprolite varies from 10 to 60 meters. The saprolite outcrops at Gobele A, B, Jean A and B is covered by a layer of roughly 4 to 10 meters of lateritic crust at Gobele C and Sabali. With the development of this lateritic crust and the presence of an overburden, outcrops are scarce on the claim.

9. EXPLORATION WORKS

This report covers the exploration carried out during the year 2006. They were mainly RC bore holes, trenches and surface chip sampling aimed at the certification of indicated mineral resources as well as the search for lateral and downstream extensions of the Kiniero mine measured and indicated mineral resources. These bore hole works were concentrated on immediate extensions of known structures such as: East Sabali, West Balan, Hereiko and on a new zone located East of the great Filon.

At East Sabali, RC bore holes were performed to map out the immediate extensions of the mineralized ore body. Results of these RC bore holes confirm the continuity of this ore body and support the identification of a new deposit on Kinièro (Figure 4) with mineral resources estimated at 191,800 ounces and mineral reserves estimated at 101,600 ounces.

At West Balan, a certification program of the deposit by RC bore holes is being performed. It aims at improving the mineralized ore body reconnaissance grid, within the optimised pit, from 50 metres to 25 metres laterally and from 40 metres to 20 metres vertically.
Results of these bore holes (Table 1) confirm the mineral reserves stated for this deposit in December 2005. They also help defining an extra metal of about 4,300 ounces.

The results of this certification work lead to:

- Identify extra metal content of 6%;
- Discover a new ore body, probably parallel to the main ore body of the deposit with positive grades: 7 metres at 11.64 g/t; 2 metres at 2.49 g/t and 15 metres at 1.50 g/t (Figure 5).

Other bore holes are scheduled to delineate vertically and laterally this mineralization.

Mineralization within the laterite

It is worth mentioning that in the West zone of Balan there is mineralization within the laterites. It could have an important gold bearing potential within the Kinièro area, notably in the Northern part where laterite is better developed and the ground geochemical anomalies wider.

In the West Balan zone, the gold grades within the laterite may vary, as detailed in Table 2, between 0.25 g/t and 2.20 g/t with thicknesses up to 13 metres.

The immediate extensions of the East Sabali and West Balan deposits have been covered with a 50 metre by 50 metre grid ground geochemistry campaign. This work was aimed at delineating the important geochemical anomaly that is found in the vicinity of the deposits in order to bring out new potential targets.

The processing from the analyses of the samples of this campaign confirms the continuity of the mineralization towards the SE of these two deposits: anomalies of Banman at West Balan and Keré at East Sabali (Figures 6, 7 and 8).
These anomalies will be the focus of hammer prospection, litho geochemical sampling and excavator-dug trench works.

Figure 4: Geological map of East Sabali including locations of positive bore holes to the North and South of the pits.



Figure 5: Location map of West Balan pit and the structure parallel to the deposit.


RAB501
RC1702
RC1701
RC1777
RC1776
RC1775
RC1707
RC1061
RC1149
RC1152
RAB519
RAB517
RAB527
RAB528

Figure 6: Summary map of geochemistry results from the zone surrounding the deposits.


OUEST BALLAN
ZONE C
JEAN OUEST
GOBELE D
JEAN EST
EST OUEST
DANFARA
GOBELE C
FARAGANA
GOBELE A
BADALI EST

Figure 7: Location map of the geochemical anomalies outlined during the latest detailed (50 metres x 50 metres) ground geochemistry campaign south of the East Sabali deposit.


Anomalies de géochimie au sol
Anomalies Mag aéroporté
148 ppb
103 ppb
131 ppb
201 ppb
118 ppb
173 ppb
133 ppb
61 ppb
108 ppb
236 ppb
110 ppb
54 ppb
60 ppb
84 ppb
90 ppb
186 ppb
84 ppb
60 ppb
90 ppb
101 ppb
315 ppb

Figure 8: Location map the geochemical anomalies outlined during the latest detailed (50 metres x 50 metres) ground geochemistry campaign between the West Balan and the C zone deposits.


78 ppb
108 ppb
18 660 ppb
130 ppb
ANOMALIE DE BANMAN
Sinke
Badiko

In the Farabana zone, a hand dug trench was redone using an excavator. This trench (GST3) is mineralized along its full length, that is 111 metres averaging 0.66 g/t Au (Figure 9). There are no visible outcrops. This trench (GSTP1) have revealed the existence of a network of structures filled with quartz and carbonates bearing NS to NNE. These structures repeat themselves at a frequency of every 1 to 5 metres over a length of about 60 metres.

A punctual sampling performed on 25 structures returned an average grade of 17.56 g/t or 1,109 g/t using a grade cut value at 30 g/t Au (Table 3).

Analyses, which are now available, of slot samples performed on trench GSTP1 show grades which are very promising. For example: 2 metres at 16.41 g/t, 16 metres at 2.82 g/t, 3 metres at 3.82 g/t and 1 metre at 32.5 g/t (Figure 10).

This network of mineralised structures is comparable to that of the Gobele D deposit.

Figure 9: Location map of geochemical anomalies in the Fabana zone.


FILON BLEU
ZONE PC 216
MANKAN
HEREIKO
DJIKOUROUMBA
GRAND FILON
OUEST BALLAN
ZONE C
ZONE DE GISEMENTS
SABALI EST
FARABANA

Figure 10: Location map of available results taken on trench GSTP1


412050 mE
412150 mE
412250 mE
412350 mE
N
W
E
S
1151500 mN
1151400 mN
1151300 mN
GSTP7
GSTP6
GSTP3
GSTP1
GST2
GST3
GST1
GST10
1m@1,91g/t
1m@0,56g/t
1m@0,50g/t
1m@0,76g/t
16m@2,82g/t
1m@0,53g/t
1m@0,63g/t
3m@2,4g/t
1m@1,30g/t
1m@2,27g/t
1m@0,62g/t
1m@1,01g/t
1m@3,79g/t
3m@0,61g/t
1m@2,12g/t
2m@2,64g/t
9m@1,89g/t
1m@1,23g/t
1m@2,87g/t
1m@0,97g/t
1m@0,54g/t
1m@32,5g/t
2m@16,41g/t
1m@1,22g/t
1m@1,114g/t
1m@1,08g/t

The Hereiko zone is marked by four major geochemical anomalies (Figure 11). Hand dug trench performed this year were concentrated on the two anomalies located to the extreme SW and NE. The objective of these trenches is to confirm new positive litho geochemical samples (1.75, 3.18, 5.42, 16.64 and 38.72 g/t Au) and to search for lateral extensions of some older mineralized trenches.

To the south west of Hereiko, results of trench analyses confirm grades to continue in depth: 5 metres at 13.41 g/t, 1 metre at 13.30 g/t and 1 metre at 4.95 g/t (Figure 12). These mineralized sections correspond to structures visible from the surface and bearing sub EW to NE. They are located just NW and NE of the Hereiko mineralised zone (Figure 12).

To the NE of Hereiko, mineralized structures were hit by trenches for over a length of 350 metres : 6 metres at 2.21 g/t, 4 metres at 2.29 g/t, 3 metres at 3.12 g/t, 26 metres at 1.97 g/t and 8 metres at 1.67 g/t Au (Figure 13). These structures have a NS bearing and are set in gabbros. They are open to the north and south.

Other hand dug trenches will be excavated to verify their lateral extension over a distance of 400 metres on both sides of these mineralized intersections.

In the SW part of Hereiko, the works have led to the discovery of new mineral resources in the order of 56,750 ounces.

Figure 11: Surface mapping of Hereiko with location of samples and mineralised trenches.



Figure 12: Surface map of the SW zone of Hereiko with location of litho geochemical samples and mineralized trenches.


3.18G/T
5.42G/T
5.92G/T
1.11G/T
1.6G/T
1.75G/T
16.64G/T
2.72G/T
1.29G/T
3.21G/T
22.93G/T
1.22G/T

Other strategic exploration has been launched in the first half of 2006. This involves the coverage by ground geochemistry at a grid of 200 metres by 200 metres of the eastern section of the permit extension (Decree N°A 2004/932/MMGE/SGG) as well as Balankouba and the detailed geochemistry 50 metres by 100 metres the coverage of the zone located south of East Sabali.

Semi-detailed exploration works (trenches and mapping) and detailed (RC bore holes) have been performed in the sectors of Mankan, Filon Bleu and East Grand Filon. They have led to the discovery of a new mineralized zone at Djekouroumba and the discovery of new mineral resources and mineral reserves at Filon Bleu in the order of 65,360 ounces of total mineral resources.

10. DRILLINGS

The bore hole method used (exclusively RC in 2006) were systematically set on predetermined transversal sections. The bore holes are at angles varying from 45° to 75° and targeted structures with a dip varying from 45° to 85°.

These bore holes works concentrated on the immediate extensions of the known structures notably to the NE of Gobele D, East Sabali, West Ballan, Hereiko and at Djekouroumba.

Besides the showings of East Sabali and Filon Bleu targets that have been upgraded to deposits, the Farabana, the SE extensions of West Ballan and East Sabali, Hereiko, Mankan and Djekouroumba zones are still the best targets in the sections around the deposits and the central part of the claim.

11. SAMPLING METHOD AND METHODOLOGY

The sampling of the RC bore holes is in metric units. Each sample is split using a riffler (1/8, 7/8). The 1/8 is sent for analysis, the 7/8 remaining is divided a second time to generate a reference sample that will be stored in the core library. The riffler is cleaned with a brush and compressed air after each sample split.

12. PREPARATION, ANALYSIS AND SECURITY OF SAMPLES

The gold analyses are done at SGS laboratory in Siguiri, Guinea and Abilab in Mali. The quality control of the analyses is performed at two levels:

1. A control for both of these two laboratories by setting up a quality control report, requested by us;
2. A control done by Semafo which is done using different methods such as the use of:

    - International standards sent with each lot of samples;
    - The duplicate method which consists in taking at every 20 meters of drilling a duplicate sample from the drilling. Starting the third quarter of 2003, following a recommendation by Mr. Dagbert, a tightening has been put in effect on duplicates taken of samples in the quartz structures (1 sample over 10 in the quartz structures potentially mineralized) and 1 over 20 outside the structures.

As for the analyses quality control by the use of standard samples, comparing the results between the analyses of the standards and their theoretical values show that more than 95% of the analyses are within the range of the theoretical value plus or minus two times the standard deviations.

Analysis of the results from the analyses of the standards (see diagram below) shows:

1. A proportion between 5 and 10% of abnormal values;
2. A good reproducibility of high and medium grade standards;
3. A light bias (positive and negative) for the two low grade standards (1.34 and 2.22 g/t).

Mine d'or de Kiniero- standards labo sgs


18
16
14
12
10
8
6
4
2
0
Au g/t
5-nov.-01
24-mai-02
10-déc.-02
28-juin-03
14-janv.-04
1-août-04
17-févr.-05
5-sept.-05
24-mars-06
10-oct.-06
Date
1.34g/t
2.22g/t
3.46g/t
13.89g/t

SEMAFO GUINÉE S.A.

Mine d'or de Kiniero -standards labo semafo



16
14
12
10
8
6
4
2
0
Au g/t
5-nov.-01
24-mai-02
10-déc.-02
28-juin-03
14-janv.-04
1-août-04
17-févr.-05
5-sept.-05
24-mars-06
10-oct.-06
Date
1.34g/t
2.22g/t
3.46g/t
13.89g/t

SEMAFO GUINÉE S.A.

Mine d'or de kiniero - Standards labo abilab



20
18
16
14
12
10
8
6
4
2
0
Au g/t
12-juin-06
2-juil.-06
22-juil.-06
11-août-06
31-août-06
20-sept.-06
10-oct.-06
30-oct.-06
19-nov.-06
9-déc.-06
29-déc.-06
18-janv.-07
Date
◆ 0.65g/t ▫ 1.29g/t 2.22g/t 3.46g/t × 5.85g/t ● 14.99g/t

Another quality control is made by systematically sending duplicates. The correlation diagram of the duplicated value as a function of the original value shows that:

Quality control of duplicates grading over 1 g/t (cut value at 30 g/t)

Courbe duplicatas labo ABILAB


100
10
1
0.1
0.01
0.001
AU2
AU1
1
10
100

Courbe duplicatas labo SEMAFO


100
10
1
0.1
0.01
0.001
AU2
AU1
1
10
100


Courbe duplicata labo SGS
AU2
AU1
100
10
1
0.1
0.01
0.001
1
10
100

1. A primary concentration involving 80% of the samples gathered on both sides of the bissector corresponding to the equality of the original and the duplicate for a same sample;
2. A secondary concentration similarly scattered for which the ratio grade of the duplicate/grade of the original is less than 40%, this concentration represents 20% of the samples duplicated. If we exclude these samples, the correlation coefficient is 0.99 and the standard deviation 22%.

13. BORDER AREAS

The data from the magnetic and electromagnetic aerial surveys as well as from the radiometric data (K/Th) and the regional ground geochemical anomalies suggest the hypothesis of the existence of a NW-SE grand zone that would include all mineralized structures within the area. The zones, sub EW, similar to the one that encompasses from west to east the structures of Banfara, West Jean, East Jean, Gobele C, Gobele B, Gobele A, Gobele D and the E-W structure (Figure 3), would be secondary zones compared to the NW-SE major one, that cuts across the entire area and even extrapolates to its West and East ends. The mineralized structures to date would be qualified as 3rd even of 4th order (Figure 13).

Also to be noted, a strong renewed interest in exploration to the north of the claim by Cassidy Gold and to the south by Burey Gold on the Mansounia property.

A visit to the Cassidy Gold claim was made by a technical team from Semafo. The following observations can be taken:

- The mineralized structures have the same bearing as that of Filon Bleu, closest sector to this area;

- Within the major mineralized work areas the host rock is mainly graphite. Quartz host was observed in only one site (x veins);
- The estimated mineral reserves at a selling price of $600/ounce were of 300,000 ounces (including presumed mineral resources);
- The overall grade of the deposits is low: 2.7 g/t in a graphitic gangue which makes the project less appealing for now.

Figure 13: NW-SE and ENE major passages drawn by the major lineaments visible from satellite pictures


FILON BLEU
MANKAN
HEREIKO
DJEKOUROUMBA
OUEST BALLAN
ZONE DE GISEMENTS
GISEMENT SABALI EST
GISEMENT GOLD FIELDS

14. MINERAL PROCESSING AND METALLURGICAL TESTS

The first mineral processing test on sulphides was done in September 2002. In July of 2003, following the problems encountered during this first test (amperage of the mill) and in order to optimize the treatment, the Kiniero processing team went ahead with a second test on sulphides. Adjustments on the mill amperage allowed a better grinding and liberation of the gold contained in the ore (80% passing of 75µm instead 106µm).

This lead to an improvement of efficiency of the plant for the oxides as well as for the sulphides. The plant efficiency for sulphides went from 75% (data from the feasibility study) to 80% obtained during the test of July 2003.

In 2005, a gold recovery test using gravity separation and flotation on a sulphide ore (52 kg of cuttings from RC bore holes, pulps and rock samples taken from the Rom Pad) was performed by Gekko Systems (Australia). The test results are conclusive, but the sample grade, supposed to be 7.98 g/t, assayed 32.2 g/t Au (Gekko analysis), where the necessity to run another test to confirm the results.

For the oxides, a real improvement in efficiency has been recorded since the month of September 2003. In fact, the recovery went from 87 % (average at the end of August 2003) to 93.25 % (average at the end of December 2004) and 93.36 % (average at the end of December 2005). This sharp improvement in the efficiency triggered the installation of a second grinding unit which was fed by the circulating load of the first unit and consequently improved the pulp size distribution fed to the CIL.

In 2006, the metal recovery reached 95.1% at the end of June. This result is due to the activation of the RA200 reactor which increased the residence time of the ore.

15. ESTIMATION OF MINERAL RESOURCES AND RESERVES

At the Kiniero mine, the estimation of the mineral resources is made using the Datamine software. Follows a detailed description of the estimation procedure:

Step 1 - Building the database

The database is built on Excel. It is organized in such a way as to include the name of the bore hole, trench or chip, the coordinates using the local reference system, the bearing and the dip, as well as any deflection measurements (when they are available). Furthermore, the analyses of sampled intersections and their lithological description are also recorded.

The actual data base is a compilation of all the data, old or recent, of core drilling, RC percussion drilling, chipping and trenching data.

After building the data base, the transversal sections (TS) are defined. They can be defined as vertical and perpendicular sections to the mineralized structures and their spacing determined by the drilling grid. In fact, each transversal section is performed on a bore hole line, thus avoiding interpolation problems. The span of a transversal section is given by the «***clipping***». It is

defined as being half the distance between two transversal sections, in order to cast the data between each pair of transversal sections.

Step 2 – Outlines (strings)

As a function of the geological interpretation, the various intersections are linked to a transversal section by a string or mineralized outline, which in fact is the intersection of the mineralized outline with the transversal section plane. The shape of the strings is defined by the mineralized intersections, with a cut at 0.7g/t Au for the outlines. The vertical linking of a string depends on the thickness of the mineralized intersection on the TS and the geological model.

Step 3 – Linking outlines between bordering TC and verifying these outlines by performing horizontal sections

The step of creating «***wireframes*** » by structure consists in linking the different strings between them based on geological interpretation and the structure equivalence from TS to TS. To do so, are also included, any and all geological elements that can assist in the interpretation. The strings are linked together on all TS with the data confirming this lateral continuity. Structures are closed at mid-distance between a mineralized TS and the following barren TS, based on geological interpretation which is verified by performing horizontal sections.

Step 4 – Defining blocks

The definition of a block is based essentially on the minimum size of the estimation unit, in our case: X = 2 meters, Y = 5 meters and Z = 2.5 meters.

After selecting the block size, mineralized outlines are filled in with blocks of 2 metres x 5 metres x 2.5 metres in dimension. If there are voids at the outskirts of the mineralized outlines, they are then filled with sub blocks of dimensions equal to the initial dimension divided once. It is to be noted that the smaller the size of the blocks, different from half the drilling grid required for a category, greater the estimation error margin on the block.

Step 5 - Formation of composites and grade cut value

5.1-Formation of composites

In order to minimize the support effect in terms of thickness of mineralized intersections, all thicknesses are made to be 1 metre: this is the grading step of samples.

5.2-Capping value

In order to minimize high grades and nugget effects, a cut value of 20 g/t for West Balan and of 30 g/t for the other deposits was selected. In fact, a statistical study done using Datamine software (Geostat module) was used to define the cut values by sector. It must be mentioned that preceding evaluations of mineral resources and reserves were done using a cut value of 30 g/t.

Step 6 - Estimating grades and defining categories

The interpolation of grades is made using the inverse of the distances squared method. The dimensions of the search ellipsoid are the following:

Category	X (m)	Y (m)	Z (m)
Measured I	4	12.5	10
Measured II	8	25	20
Indicated I	16	50	40
Indicated II	32	75	60

In order to characterize a block, other criteria have also been added to the search ellipsoid. In fact a block:

a) is classified as **measured**, when on 12.5 metres laterally by 10 metres vertically (for class 1 measure) and on 25 metres laterally by 20 metres vertically (for class 2 measure), it is found that the mineralized outline of at least 2 bore holes have touched the structure on at least 3 mineralized sections (the number of mineralized sections is taken as an indicator of the thickness of the mineralized structure);

b) is classified **indicated** if in a radius of 50 metres laterally by 40 metres vertically (indicated class 1) or 75 metres laterally by 60 metres vertically (indicated class 2), it is found that at least 2 bore holes have contacted the structure with at least 2 mineralized sections;

c) classified **inferred** refers to all the mineral resources not retained as measured or indicated mineral resources, but lays inside the mineralized outline et for which the continuity is assumed by fragmentary data and/or geological interpretation.

Table 4: Criteria used for the inventory of mineral resources/reserves at Kinièro

	Mineral resources	Mineral reserves
Measured	**Measured class 1:** Global continuity proven in 3D by core drilling and/or RC on a regular tight grid of 12.5 m laterally by 10 m vertically, with added samples from chipping and trenching. This category allows for a dependable global estimation with well established limits (error margin of ± 10 %) and **Measured class 2:** Global continuity proven in 3D by core drilling and/or RC on a tight grid of more or less 25 m laterally by 20 m vertically (error margin of ±20 %) Required category for feasibility study.	**Proven class 1:** Local continuity of grades and well defined mineralized outlines by drilling on a grid of 12.5 m laterally by 10 m vertically. Category required to carry out mining after performing chipping on a grid of 5 m laterally by bench of 5 m in vertical length. **Proven class 2:** Equivalent in mineral reserves to measured mineral resources 2, with chipping at irregular grid size. Category that can be used for mine planning.
Indicated	**Indicated class 1:** Global continuity proven in 3D by core drilling and/or RC at a more or less regular wide grid of 50 m laterally by 40 m vertically. This category allows for estimation with an error margin of ± 30 %. Category required in pre feasibility studies. **Indicated class 2:** Global continuity proven in 3D by drilling and/or trenches at a wide irregular grid of 75 m laterally by 60 m vertically. This category allows for estimation with an error margin of ± 60 %.	**Probable class 1:** Equivalent in mineral reserves to mineral resources Indicated class 1. This category can be used for a pre feasibility study. **Probable class 2:** Equivalent in mineral reserves to mineral resources Indicated class 2.
Inferred	**Inferred deposit:** Corresponds to projections made beyond the TS or datum line for which the downstream and lateral continuity have been established by drilling and/or trenching and by geological interpretation. **Inferred *sensu stricto*:** Supposed but not established global continuity, based on fragmental information and geological context. The volumes, masses and grades estimation is semi-quantitative with an error margin of ±100 %. This category allows for the planning of the broad delineation and for the exploration works but does not allow any economic programming or any mine planning.	

Step 7 –Cutting of the model block by surface topography

A surface topography is generated from a DTM file containing the XYZ coordinates of points located on the surface. These surface points are either bore hole collars, trenches, grid points made for geological surveys or other surface location points irregularly located in the zone. This surface serves as a superior limit for the model block. In fact, after generating the model block, it is cut by the surface topography in order to shave off all blocks that exceed this outward limit.

Step 8 – Estimation of tonnages and metal content

Estimation of volumes and grades for each block is done with the assistance of Datamine software (method detailed in Grade estimation Datamine, User Guide, Edition 1.1). The equivalent tonnages are determined using a density of 2.31 for the oxide ore and of 2.88 for the sulphide ore. These densities are inferred from the results of the study made by Lakefield for Semafo in 1998.

16. ADDITIONAL DATA AND RELEVANT INFORMATION

Following current results gathered from exploration as well as geological preparation of the EW zone, a reoptimization of the mineral resources for the Kinièro mine has been undertaken on all the deposits. This reoptimization takes into account new information as of October 31, 2005. They are: quoted market price, mining operating and treatment costs as well as management costs (costs relevant to 2005).

In fact, based on these different components, the Semafo Guinea technical team proceeded to the reoptimization of the Gobele A, Gobele C, Banfara, West Jean, EW structure and West Balan as well as an optimization of the mineral resources of the NE Gobele D, zone C and South deposit zones. These different optimizations were made between November and December 2005, using the *NPV-Scheduler* software on model geological blocks updated with the latest exploration and geological preparation data.

16.1 Optimization parameters

The following Table contains the parameters used in the present optimization:

Table 5 : ECONOMIC PARAMETERS USED FOR THE PIT OPTIMIZATIONS PERFORMED IN DECEMBER 2006

Selling price ($/ounce)	550
Selling cost ($/gram Au)	1.06
Hauling cost waste rock ($/tonne)	1.36
Hauling cost oxidized ore ($/tonne) *	2.60
Hauling cost sulphide ore ($/tonne) *	2.60
Ore dilution (%)	15
Metal recovery (%)	100
Talus slope of ultimate pit	50
Oxidized ore processing cost ($/tonne)	13.79
Sulphide ore processing cost ($/tonne)	25.46
Plant recovery for oxidized ore (%)	93
Plant recovery for sulphide ore (%)	80
Actualization rate (%)	10
NB: The geological preparation costs are to be included based on the pit (*)	

Notice that processing costs for the oxide and the sulphide ores have increased by 31% for the oxides and 59% for the sulphides when compared to optimisation performed in 2005. This will contribute to limit the quantities of optimised mineral reserves.

17. RESULTS OF ESTIMATION OF MINERAL RESERVES AND RESOURCES

17.1 Status of the Mineral Reserves as of December 31, 2006

As of December 31, 2006, estimation of the mineral reserves for the Kiniero gold mine show a total of mineral reserves remaining to be 8,841,800 tonnes with an average grade of 2.67 g/t Au for a total of 758,800 ounces of gold.

These mineral resources are divided as follow:

Category	Tonnage	Grade	Metal	Metal	Distribution
	tonnes	g/t Au	kg Au	ounces	
Measured	2,564,900	2.62	6,721	216,100	29 %
Indicated	6,276,900	2.69	16,881	542,700	71 %
TOTAL	**8,841,800**	**2.67**	**23,602**	**758,800**	**100%**

Or also by the type of ore

Type of ore	Measured			Indicated			Total			
	tonnes	g/t	ounces	tonnes	g/t	ounces	tonnes	g/t	ounces	distribution
Oxides	1 391 600	2,19	98 000	2 235 300	2,04	146 600	3 626 900	2,10	244 400	32%
Sulphides	1 173 300	3,13	118 100	4 041 600	3,05	396 100	5 214 900	3,07	514 400	64%
TOTAL	2 564 900	2,62	216 100	6 276 900	2,69	542 700	**8 841 800**	**2,67**	**758 800**	**100%**

The distribution of these mineral resources by sector (or by pit) is as follow:

Sector (pit)	Tonnage	Grade	Metal
	tonne	g/t Au	Ounces
Sector Gobele A	1,075,597	3.24	112,088
Hereiko	495,367	3.56	56,753
Filon Bleu	667,629	1.98	42,600
Zone C	1,002,965	1.75	56,383
East Sabali	1,342,852	2.09	90,188
Gobele C	363,716	3.11	36,425
Gobele D	1,219,612	2.84	111,489
NE Gobele D	814,313	2.60	68,108
East Jean	437,301	4.24	59,551
West Jean	448,964	3.41	49,191
EW Structure	140,034	3.49	15,706
Banfara	419,064	2.17	29,223
West Ballan	414,409	2.33	31,102
TOTAL	**8,841,800**	**2.67**	**758,800**

Presumed mineral resources

The estimate of presumed mineral resources for the Kiniero gold mine as of December 2006 is of 1,520,500 tonnes with an average grade of 3.26 g/t Au, therefore holding 159,400 ounces of gold.

These mineral resources divided up by working area and by type of ore are as follow:

	TYPE OF ORE	PRESUMED RESOURCES TONNAGE tonnes	GRADE (g/t) Au g/t	METAL ounces
EW	OX	3,434	5.20	554
	SUL	10,871	2.06	721
ZONE C	OX	64,267	1.36	2,816
	SUL	88,211	1.92	5,440
GOBELE C	OX	1,299	1.60	67
	SUL	12,265	2.50	984
EAST SABALI	OX	31,591	2.56	2,598
	SUL	128,562	3.17	13,110
NE GOBELE D	OX	6,062	1.90	370
	SUL	114,173	2.10	7,697
WEST JEAN	OX	6,180	4.98	990
	SUL	34,656	2.37	2,640
GOBELE A SECTOR	OX	1,823	1.22	71
	SUL	19,481	3.89	2,436
WEST BALLAN	OX	5,475	1.69	298
	SUL	60,049	2.03	3,913
EAST JEAN	OX	183	1.03	6
	SUL	22,560	3.43	2,490
GOBELE D	OX	2,220	2.63	188
	SUL	88,813	3.51	10,030
BANFARA	OX	32,273	1.70	1,759
	SUL	58,757	2.30	4,344
MANKAN	OX	128,571	3.50	14,468
	SUL	158,537	4.10	650
DJEKOUROUMBA	OX	159,091	2.20	350
	SUL	142,857	3.50	500
HEREIKO	OX	3,136	3.62	250
	SUL	23,447	4.81	600
FILON BLEU	OX	62,350	1.39	87
	SUL	49,289	1.93	95
SUB TOTAL OXIDES		**508,000**	**2.83**	**46,200**
SUB TOTAL SULPHIDES		**1,012,500**	**3.48**	**113,200**
TOTAL		**1,520,500**	**3.26**	**159,400**

17.2 Status of mineral resources as of December 31, 2006

As of December 31, 2006, the mineral resources estimate shows that the remaining in situ mineral resources at the Kiniero gold mine is of 3,169,000 tonnes with an average grade of 4.28 g/t Au, for a total of 436,000 ounces (or 13,562 kg of gold metal).

The following tables show the details by category, by type of ore and by sector (pit):

Category	Tonnage	Grade	Metal	Distribution
	tonnes	g/t Au	ounces	
Proven	1,513,900	4.04	196,400	48 %
Probable	1,655,100	4.50	239,600	52 %
TOTAL	**3,169,000**	**4.28**	**436,000**	**100%**

The proven mineral reserves represent 48% of the total tonnage of mineral reserves:

Type of ore	Tonnage	Grade	Metal	Distribution
	tonnes	g/t Au	ounces	
Oxides	2,744,100	3.56	314,100	87 %
Sulphides	424,900	8.91	121,900	13 %
TOTAL	**3,169,000**	**4.28**	**436,000**	**100%**

The mineral reserves of oxide ore represents 87% of the total tonnage of mineral reserves:

Sector (pit)	Tonnage	Grade	Metal
	tonnes	g/t Au	Ounces
Gobele A Sector	397,634	6.65	84,964
Hereiko	0	0	0
Filon Bleu	226,040	3.13	22,762
Zone C	355,594	2.94	33,594
East Sabali	687,571	4.60	101,600
Gobele C	190,677	3.94	24,147
Gobele D	14,787	6.33	3,010
NE Gobele D	380,075	3.62	44,288
East Jean	42,113	4.82	6,523
West Jean	65,021	6.13	12,817
EW Structure	31,496	6.72	6,805
Banfara	100,001	3.65	11,742
West Balan	610,022	3.95	77,395
Rompad	67,944	2.93	6,396
TOTAL	**3,169,000**	**4.28**	**436,000**

17.3 Assessment of mineral reserves and mineral resources as of December 31, 2006

On December 31, 2006, the ore extracted from the mine, in terms of high and medium grade, is 458,448 tonnes, averaging 2.96 g/t; that is 43,633 ounces of gold metal (metal calculation based on the ore treated and the Rom pad variation).

The in situ mineral reserves as of the end of December 2006 are of 3,169,000 tonnes grading 4.28 g/t Au, containing 436,000 ounces of gold.

Mineral reserves discovered as of end of December 2006 in terms of metal is of 128,800 ounces (see Table below).

	Tonne	Au g/t	Au ounces
MINERAL RESERVES AT THE END OF DECEMBER 2005	2,596,000	4.28	357,400
PROCESSED AT THE END OF DECEMBER 2006	576,200	2.70	50,100
ORE EXTRACTED AT THE END OF DECEMBER 2006	458,400	2.96	43,600
RESERVES AT THE END OF DECEMBER 2006	3,169,000	4.28	436,000
DISCOVERY AT THE END OF DECEMBER 2006			128,800

The pits where ore was extracted this year were North Gobele A, NE Gobele D, West jean, Banfara and the EW structure.

The current assessment of updated mineral reserves show variations of +25% in tonnage, -29% in grade and -11% in metal.

Assessment of mineral reserves for the year 2006

	Tonnes	g/t Au	ounces Au
INITIAL RESERVES (BORE HOLES)	516,015	3.84	63,707
PROCESSED END OF DECEMBER 2006	576,157	2.70	50,070
VARIATION ROM PAD END OF DECEMBER 2006	67,944	2.93	6,396
REBUILT RESERVES	644,101	2.73	56,467
ASSESSMENT RESERVES END OF DECEMBER 2006	25%	-29%	-11%

The tonnage deficit is to be attributed to the ore density. It has been generally lower than expected in the upper levels of the pits. It must be reminded that 2006 saw the start-up of two new pits, Banfara and NE Gobele D.

The grade deficit can be explained by the low percentage of the proven category 1 of ore extracted from the West Jean (16%), Banfara (9%) and the EW pits (70% of the total ore of the pit).

What emerges from this assessment is that even with the low percentage of proven category 1 ore extracted in 2006, weighed average of 65% in all 3 pits, the error in the estimate of metal is only of 11% instead of the ±20 and ±30%.

18. CONCLUSIONS AND RECOMMENDATIONS

After assembling this information on the status of the mineral resources and mineral reserves as of December 31, 2006, these are the points that stand out:

- Compared with the situation of December 31, 2005, the exploration and certification undertaken during the year of 2006 have not only replaced the mineral reserves mined during the first half of the year but have also increased them. The tonnage has increased by 22%, the grade has stayed the same and the metal quantity is up 22%. The Kiniero mine working life is still of 5.9 years starting December 31, 2006 taking into account the increased production rate of 65,000 ounces sold per year starting in January 2007.
- The in situ mineral reserve tonnage of oxidized ore represents 87% of the total mineral reserves tonnage. The sulphide mineral represents but 13% of the total mineral reserves tonnage. But the sulphide mineral represents 59% of the mineral reserves remaining tonnage. This situation is brought upon by the fact that the actual operating costs and plant recovery of sulphide ore cannot be better optimized. Additional research and testing must continue in order to improve the recovery from this ore and therefore increase the level of mineral reserves.
- It is also noted that the tonnage of proven mineral reserves represents 48% of the total of mineral reserves.
- Also, noted is the lack of core bore holes in certain sectors. A certification program of mineral resources in reserve by core is scheduled for the balance of 2007, especially in East Sabali, West Ballan and Hereiko bore holes.+
- In terms of exploration, works will continue in 2007 and consist of a strategic exploration program: ground geophysical survey of PP and Mag aerial details on the extensions of deposits and of zones with strong ground geochemical anomalies; exploration of lateral and downstream of the East Sabali, West Ballan, Farabana, Hereiko, Mankan, Filon Bleu and Djekouroumba structures.

The objective of these different works is the search for new targets capable of increasing the Kiniero portfolio of mineral resources for December 31, 2007, to at least replace the mineral reserves that will mined out in 2007 and to promote these targets to an advanced exploration state that will allow the optimization process notably for Hereiko, Mankan, Djekouroumba, south extensions of West Ballan and East Sabali and Farabana.

19. REFERENCES

Semafo-Guinea, Geological Service (2006). Multi contributions under the responsibility of Idriss El Bhouli. State of the mineral reserves and mineral resources, Kiniero gold mine as of December 31, 2006.

20. ADDITIONAL INFORMATION

a) Mining operation

The mining operation at the Kiniero gold mine is of the pit type, with benches of 2.5 meters with a special attention to a tight control of the grade of the narrow mineralized structures. BCM, a mining contractor operating in Ghana, had contractual responsibility with Semafo-

Guinea to perform all mining operations as well as the hauling of the waste rock and the ore until September 2006. Since then, Semafo-Guinea has taken control of these mining operations in their entirety, using its workforce and its own mining equipment. The technical control and project management is done by Semafo-Guinea, a subsidiary of the Canadian Semafo Inc.

The treatment plant consists of a crushing unit, a tank for primary leaching without activated charcoal and 6 tanks for secondary leaching using activated charcoal. The leaching is done by putting the ore in contact with the cyanide in a solution. After electrolysis, the gold is recovered by fusion and poured into ingots. Raw gold is then securely transported by air to the refining facilities.

b) Percent recovery

For 2006, for the Kiniero gold mine, the average percent recovery for the mineral processing of the oxide ore was 93%.

c) Markets and contracts

The gold ingots produced at the Kiniero mine are shipped to a limited number of refineries in Europe. Besides, January 3, 2006, Semafo announced the buy back of all forward sales of its subsidiary Semafo Guinea still open between the months of February 2006 and December 2007. This means that starting February 2006, the entire gold production of the Kiniero mine was sold at spot market prices.

d) Environmental considerations

The environmental plan of action is regularly looked at and an environmental audit is performed once a year. To date, no irregularities or problems have been detected. Furthermore, an accounting provision of $0.05US per tonne of rock moved is accounted for in the Semafo-Guinea books and will be used to cover site restoration fees once the mining operation of the pits is completed.

e) Taxation

For the first five fiscal years, starting from the first commercial production day, the company is exempt of taxes on industrial and commercial income (ICI). After this date, the company will be subjected to the ICI taxes at the rate of 35 %.

The company is also subject to the mining tax on gold extracted from the claim, at the rate of 5% of the value of the gold based on London prices the day of the shipment and to the local development tax at the rate of 0.4% of total sales figure.

Furthermore, the company must make flat installments at the rate of 6% of the overall national employees' salaries and pay the employer's part of the social security contribution in accordance with the legislation in effect.

For the first 2 years of operation, the company is exempt from all custom fees and taxes on imports. After this period, the company will be subjected to a fixed rate 5.6%.

Since March 1, 2004, the company benefits from complete exemption of VAT (value added tax).

During the entire period of its mining agreement, the company benefits from a stable fiscal and custom tax system.

f) Estimation of investment spending and exploration fees

For the year 2007, scheduled investments will be greater then $5,000,000 US, of which $3,100,000 US in exploration and $2,000,000 US in investments linked to the expansion project of the Kiniero plant.

The estimated mining fees for 2007 are as follow:

Hoisting cost of barren rocks	$1.36 US / tonne
Hoisting cost of oxidized ore[1]	$2.60 US / tonne
Hoisting cost of sulphide ore[1]	$2.60 US / tonne
Processing cost for oxidized ore[2]	$13.79 US / tonne
Processing cost for sulphide ore[2]	$25.46 US / tonne
Sales fees	$1.06 US / gram
[1]-Including costs for geological preparation	
[2] Including administrative costs	

g) Economic analysis

As of December 31, 2006, the economic analysis of the Kiniero mine has been updated on the basis of the following information:

- Mineable mineral reserves around 436,000 ounces, over a period of 5 years,
- Total operating cost $412 US per ounce
- Average selling price $550 US per ounce starting in 2007.

h) Payback period

The recovery delay for the initial construction investment ($12 millions US) is about 1 year. This investment has been financed through indebtedness ($8 millions US) and through owner's equity ($4 millions US).

i) Working life

The Kiniero mine working life is actually of 5 years. Taking into account the results obtained from the exploration works over the last 4 years, the mineral reserve replacement potential is considered to be excellent. Furthermore, since the Jean-Gobele exploration permit will not see its surface area reduced for the first 20 years of life of the mine, it is reasonable to consider that the territory will have been completely explored by the end of this deadline. The company will then have all the opportunities to develop the property as a whole.

MICHEL CORMIER
Semafo inc.
750 Marcel-Laurin Blvd., Suite 375
Montreal, Quebec, Canada, H4M 2M4
Phone: 514-744-4408
Fax: 514-744-2291
Cell: 514-772-0552
E-mail: mcormier@semafo.com

CONSENT

TO: Autorité des marchés financiers
AND TO: British Columbia Securities Commission
AND TO: Alberta Securities Commission
AND TO: Ontario Securities Commission

I certify that I am the Qualified Person responsible for supervising the preparation of the different parts of the technical report entitled "État des ressources et réserves minérales, Mine d'or de Kiniero, Guinée, en date du 31 décembre 2006", written on March 27, 2007 which has been translated in the English language and entitled "Status of the Mineral Resources and Reserves, Kiniero Gold Mine, Guinea dated December 31, 2006" (the "Technical Report") regarding Kiniero's Gold Mine.

I consent to the public filing of the Technical Report and to extracts from, or a summary of, the Technical Report (i) in the press release by Semafo Inc. dated March 5, 2007 (the "Press Release") and (ii) in the Annual Information Form of Semafo Inc. dated March 29, 2007 (the "AIF").

I certify that I have read the Press Release and the AIF derived from the Technical Report and further certify that they fairly and accurately represent the information in the Technical Report.

Mont Saint-Hilaire, Québec
March 29, 2007

(signed) (Michel Cormier)
Michel Cormier

Michel Cormier, Geologist-Engineer
Semafo inc.
750 Marcel-Laurin Blvd., Suite 375
Montreal, Quebec, Canada, H4M 2M4
Phone: 514-744-4408
Fax: 514-744-2291
Cell: 514-772-0552
E-mail: mcormier@semafo.com

AUTHOR'S CERTIFICATION

I, Michel Cormier, Geologist-Engineer, hereby certify the following:

1. I hold the position of Director of Geology and I act as a qualified person for:

   Semafo inc.
   750 Marcel-Laurin Blvd., Suite 375
   Montreal, Quebec, Canada,
   H4M 2M4

2. I have a Bachelor's Degree in Applied Sciences, elective in geological engineering, exploration and development, and a Geological Engineering Diploma from l'École Polytechnique de l'Université de Montréal, earned in 1974.

3. I am a member in good standing of the Ordre des Ingénieurs du Québec (#031452) and of the Canadian Institute of Mining, Metallurgy and Petroleum.

4. I have been practicing as a Geologist-Engineer ever since my graduation from university 32 years ago.

5. I have read the definition of "Qualified Person" in National Instrument 43-101 (the "National Instrument") and certify that given my studies, my membership in a professional association (within the meaning given to this term in the National Instrument) and my past relevant professional experience, I can be considered as a "Qualified Person" within the meaning of said National Instrument.

6. I certify that I am the Qualified Person responsible for supervising the preparation of the different parts of the technical report entitled "État des ressources et réserves minérales, Mine d'or de Kiniero, Guinée, en date du 31 décembre 2006", written on March 27, 2007 which has been translated in the English language and entitled "Status of the Mineral Resources and Reserves, Kiniero Gold Mine, Guinea dated December 31, 2006" (the "Technical Report") regarding Kiniero's Gold Mine. The initial report was prepared by the geological team of the Kiniero Gold Mine under the supervision of Geologists Idriss El Bouhli and Driss Mounji. I carried out four (4) field missions in 2006, in March, May, September and November. These missions involved a complete technical audit of the mining operation and a review of the exploration and immediate increase of resources strategy.

7. It is not the first time that I have been consulted regarding the property discussed in the Technical Report. I have visited said property several times since May 1997, when I served as Semafo inc.'s Exploration Director. I directly supervised all this property's exploration and development work for Semafo inc. between 1997 and 2000.

8. As of the date of this certificate, to my knowledge, the Technical Report contains all the scientific and technical information that has to be disclosed so that the Technical Report is not misleading.

9. Pursuant to the requirements of Section 1.4 of National Instrument 43-101, I cannot be considered independent from Semafo inc. since I hold shares and stock options of Semafo inc. and since I have earned most of my income from Semafo inc. for the past three years.

10. I have read National Instrument 43-101 and Form 43-101F1 and I hereby certify that the Technical Report was prepared in compliance with the requirements thereof.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including publication in the public company files on their websites accessible by the public, of the Technical report.

This 25th day of March 2007.

Signed and sealed

(s) Michel Cormier
Michel Cormier, Geologist-Engineer


2007

AFO

Explore, Develop, Produce

MANAGEMENT DISCUSSION & ANALYSIS

The Management's Discussion and Analysis ("MD&A") provides a discussion and analysis of our financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations for the three-month period ended June 30, 2007 compared to the corresponding period last year. This MD&A, prepared as of August 13, 2007, is intended to complement and supplement our consolidated interim financial statements. It should be read in conjunction with the MD&A for the period ended December 31, 2006, our audited consolidated annual financial statements for the year ended December 31, 2006 and notes thereto, together with our consolidated interim financial statements and notes thereto for the quarter ended June 30, 2007. Our financial statements and this MD&A are intended to provide investors with reasonable basis for assessing our results of operation and our financial performance.

Our audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), and all dollar amounts in this MD&A are expressed in U.S. dollars, unless otherwise specified. Effective January 1, 2007, the Company adopted four new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") addressing Financial Instruments, Stripping Costs Incurred in the Production Phase of a Mining Operation (stripping costs), Comprehensive Income and Unitholders' Equity. See note 3 of the consolidated interim financial statements as at June 30, 2007.

HIGHLIGHTS

	Three-month period ended June 30		Six-month period ended June 30	
	2007	2006	2007	2006
Operations				
Gold production (ounces)	**30,200**	**24,700**	**59,200**	**58,000**
Gold sales (ounces)	**27,500**	**29,800**	**55,600**	**59,800**
Cash operating cost ($/tonne processed) [2] [3]	**28**	**27**	**26**	**25**
Cash operating cost ($/ounce produced) [2] [3]	**473**	**373**	**463**	**367**
Average selling price ($/ounce)	**659**	**503**	**660**	**459**
Results (in thousands $)				
Gold sales	**18,136**	**14,957**	**36,712**	**28,044**
Net loss [3]	**(2,083)**	**(384)**	**(5,316)**	**(2,043)**
Cash flow from operating activities [1] [2] [3]	**1,591**	**1,675**	**5,462**	**1,697**

1 Cash flow from operating activities excludes changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment.
2 Non GAAP measures.
3 The 2006 amounts are restated since the company adopted CICA EIC-160 - 'Stripping Costs Incurred in the Production Phase of a Mining Operation".

HIGHLIGHTS FOR THE SECOND QUARTER 2007

- **A 22% increase in gold production - having produced 30,200 ounces in the second quarter of 2007 compared to the second quarter of 2006.**
- **Construction of the Mana project is proceeding on schedule and on budget**
- **Cash flow from operating activities of $1,591,000**
- **Net loss of $2,083,000 in the second quarter of 2007 including an unrealized gain of $511,000 due to the revaluation of the financial instruments**
- **High-potential extensions of the Wona structures in Burkina Faso and the southeast horizon of the Libiri structure in Niger**

OBJECTIVES 2007

- **Expand exploration programs, spending $10,000,000 to increase reserves and resources, thereby increasing the mine life of our projects**
- **Produce between 77,000 and 83,000 ounces of gold at Samira Hill**
- **Complete the construction of the Mana project in Burkina Faso and begin plant commissioning**
- **Boost production and reduce the cash operating cost at the Kiniero mine by beginning operations at the West Balan pit**
- **Begin the drilling program at our uranium permits in Niger**

2nd quarter 2007

EXPLORATION

Burkina Faso

The 2007 Mana exploration programs are primarily aimed at developing new targets in the immediate vicinity of the Wona and Nyafé deposits and identifying new targets in areas covered by our permit. For the year, we expect to complete some 20,000 m^3 of trenching, 52,000 m of RAB drilling, 19,000 m of RC drilling and 6,000 m of core drilling.

The successes achieved in the first quarter led to a partial reorganization of the program, placing greater emphasis on extending the Wona mineralization toward the northeast. A PP geophysical program totalling 36.5 km was completed in May. The signature of the Wona mineralization was recognized up to the northeast limit of this new survey, indicating potentially large-scale deposits. A program of 3,502 m of RC drilling was carried out on these anomalies in May/June. Although we are still awaiting the results, additional core and RC drilling is planned, together with the extension of the geophysical survey (IP). RC drilling was also carried out in the Maoula, Filon 67 and Konkouliko areas in the Oula sector. Selected results, such as 6.82 g/t Au over 3 m at Tuéna 1 in the Oula permit area, warrant follow-up action.

Some 4,500 m of RAB drilling was carried out in the Fobiri, Fofina and Nyafé Southwest zones. During the second quarter, over 5,000 m of trenching was completed at Konkouliko, Fobiri, Bara, Oula, Kona and Massala. A soil geochemistry program was carried out at Mana West (Dano-Bassana).

Cumulative year-to-date exploration expenditures total $1,600,000.

Niger

The 2007 exploration programs primarily consist of more than 22,000 m^3 of trenching, 14,000 m of RC drilling, 11,000 m of rotary air blast (RAB) drilling and 400 km of geophysical surveying (IP). The work will be carried out over the entire permit area, focusing primarily on the Bolondjounga and Libiri zones.

The exploration programs also include the delineation work on the Boundary zones. A total of 5,000 m of RC drilling and 3,000 m of core drilling will be undertaken.

The IP 2007 survey program reached 79% completion at the end of June. In light of the preliminary IP survey results indicating the extension of the Samira horizon, a program of approximately 4,000 m of RC drilling was planned. As the end of June, a total of 2,967 m of drilling was carried out on targets indicating flex-zones in the bearing horizon. We are awaiting the results. A total of 1,475 m of trenching was completed, primarily in the Saoura permit area also on this extension of the Samira horizon. A number of significant intersections have been reported, including 2.67 g/t Au over 12 m from trenching in the Saoura sector and 2.31 g/t Au over 8 m and 1.9 g/t over 10 m from RC drilling one km further east.

Saprolite sampling programs via RAB drilling were undertaken, including 323 m of drilling at the eastern edge of Libiri and 2,412 m at Dog Tiawa.

Cumulative year-to-date exploration expenditures total $980,000.

Guinea

The 2007 exploration program at Kiniero is focused on the development of advanced targets located near the current deposits and particularly the West Balan pit where we looked to produce some 70,000 ounces with a mining stripping ratio of 7 : 1 beginning this fall.

The program consists of a large-scale airborne magnetic geophysical survey at low altitude targeting areas covered by a laterite cap and characterized by soil geochemical anomalies. Approximately 4,000 linear km of this airborne survey will be carried out during the third quarter of 2007 in an attempt to better define geological contacts and structures with potential mineralization.

The program also includes more than 40,000 m^3 of trenching that will be undertaken in the area surrounding the current deposits and the West Balan, Mankan, Hereiko and Filon Bleu zones. In addition, 20,000 m of reverse circulation (RC) drilling will be carried out on the extensions of the Sabali East, Zone C and West Balan deposits and in the Mankan, Hereiko and Filon Bleu zones.

During the second quarter of 2007, principal exploration activities consisted of 12,750 m of RC drilling, including 8,113 m of exploratory drilling in the Farabana, West Balan and Sabali East zones and 4,637 m of delineation drilling in the West Balan and Sabali East zones. The West Balan zone shows an extension toward the southeast with echelons (stepwise structures) and potentially toward the northeast (please refer to the press release issued on June 20, 2007). In addition, a total of 4,569 m^3 of manual trenching was carried out on five remote sectors of the mine, while three geochemical surveys of termite mounds were completed in five sectors in May and June.

Preliminary results are encouraging. The best trenching results were from Sabali East (south pit), West Balan (core zone) and Hereiko (northeast zone).

The first phase of delineation drilling on Sabali East's southern and central pits validated the results of the previous drilling. However, the results of the zone C delineation were limited to the main pit. The grades in that zone are low and the drilling line in the core of the eastern deposit did not confirm the good intersections present on both sides of the sections. The new resources are currently being modelled and calculated. In contrast, the RC1910 drilling shows a very encouraging intersection in the west pit (4.21g/t Au over 15m). Additional drilling will be required to complete the delineation of this deposit. We are awaiting the results of the exploratory drilling in the Farabana zones and in the West Balan corridor at Banman (southwest extension). An exploratory and delineation drilling program is underway at Sabali East.

The May 2007 survey revealed a major geochemical anomaly in the termite mounds. This anomaly is located north of Sabali East, more specifically in the east-northeast axis created by the existing pit alignment. The same survey confirmed the Kéré anomaly (south of Sabali) and indicated that this anomaly is an extension or a satellite of Sabali East toward the south.

A metallogenic study of the deposit is currently being carried out with the assistance of University of Quebec at Chicoutimi under the direction of Damien Gaboury, Ph.D. This work guides the exploration activities more effectively.

Cumulative year-to-date exploration expenditures total $1,500,000.

A new operating permit application for West Balan has been submitted. We are confident that the permit will be issued promptly.

2nd quarter 2007

MANA PROJECT DEVELOPMENT

Construction of the Mana project's plant and infrastructure is proceeding. Rapid progress is being made, with plant start-up scheduled for late 2007.

The following provides a brief overview of the construction work completed to date:

- ✓ The main roads have been completed.
- ✓ The plant foundations are completed.
- ✓ The structural steel for the plant is being erected.
- ✓ The power generating equipment is being installed.
- ✓ The relocation of the Somona village will be completed by the end of September.
- ✓ Site housing for expatriates and senior staff is well advanced, with 80% of 67 units available for occupancy.
- ✓ The administration building has been completed.
- ✓ The stripping of the Wona pit, using our own staff and mining equipment, is well advanced. Much of the material extracted (totalling more than 800,000 tons) has been used to construct dams and roads.
- ✓ The water dam is nearing completion and has begun accumulating rainwater.
- ✓ Tailings dam construction is progressing on schedule.
- ✓ Two water tanks and three of the six CIL tanks have been installed.
- ✓ The crushing circuit is in process of being set up.
- ✓ The elution package and the regeneration kiln are in transit.
- ✓ The 2,000 tonne/day ball mill will be on-site in October.
- ✓ The 4,000 tonne/day ball mill will be on site for year-end.
- ✓ Water well drilling around Wona has been completed for the purposes of pit dewatering and plant supply.

A total of $52,120,000 of the $70,000,000 construction budget has now been committed. To date, project construction is on schedule and on budget. Plant start-up is scheduled for December 2007.

The Mana project has proven and probable reserves of 9,200,000 tonnes grading 3.06 g/t for a total of 900,000 ounces. The average annual production will be 125,000 ounces for the first 3 years followed by 5 years at 90,000 ounces at an average cash operating cost of approximately $300 per ounce.

SECOND QUARTER – THREE-MONTH PERIOD ENDED JUNE 30, 2007

REVIEW OF MINING OPERATIONS

Kiniero Mine

Three-months period ended June 30	2007	2006
Operating statistics		
Ore mined (tonnes)	**119,100**	115,000
Ore processed (tonnes)	**145,000**	152,300
Head grade (g/tonne)	**2.03**	3.20
Recovery (%)	**91**	94
Gold production (ounces)	**8,600**	15,000
Cash operating costs ($/ounce produced) (1)	**726**	357
Cash operating costs ($/tonne processed) (1)	**43**	35

1 The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

The following table sets forth the variations in the cash operating cost per tonne processed and per ounce produced as compared to the corresponding previous period.

Variation in the cash operating costs	$ per tonne processed	$ per ounce produced
Cash operating costs – 2nd quarter 2006	**35**	**357**
Increase in costs related to the increase in strip ratio	8	135
Increase in price of fuel	6	101
Increase in maintenance	3	51
Increase in salary expenses	2	34
Increase in price of reagents and consumables	1	17
Improvement in the mining due to the use of our own equipment	(12)	(202)
Increase following the reduction of the head-grade recovered of the ore processed	-	233
Cash operating costs – 2nd quarter 2007	**43**	**726**

During the first quarter of 2007, Guinea was affected by a national strike that lasted several weeks. Although local activities were completely paralyzed by the strike, we were able to maintain most of our operations at the Kiniero mine. As part of the labor unrest, the port was closed and inbound shipment of equipment intercepted. Consequently, some maintenance work had to be delayed until the second quarter, with equipment maintenance costs of $3 per tonne or $51 per ounce charged to the second quarter as a result.

Following the strike, Guinea's economy experienced very high volatility. The exchange rate for the Guinean franc against the U.S. dollar increased by over 39% from the first quarter to the second quarter, leading to a significant U.S. dollar increase in expenditures denominated in Guinean francs. By far the largest expenditure is fuel, which rose from $0.80 per litre in March 2007 to $1.26 in June after reaching a peak of $1.42 per litre in May. The second-quarter average was $1.28 per litre, up from $0.84 during the first quarter. This represented an increase of more than 52% in the largest operating expenditure. Higher fuel costs had an impact of more than $100 per ounce produced or $6 per tonne processed, nearly $1,000,000 in additional expenditures in the second quarter of 2007. In summary, the economic instability in Guinea is having a significant impact on the Kiniero mine.

During the three-month period ended June 30, 2007 a total of 2,357,000 tonnes of material was mined at Kiniero, including 119,100 tonnes of ore, for a stripping ratio of nearly 19:1. During the same period in 2006, a total of 1,442,000 tonnes of material was mined, including 115,000 tonnes of ore, for a stripping ratio of over 11:1. During the second quarter of 2007, a record quantity of material was extracted, thanks to the greater efficiency and availability of our new mining equipment which has been in operation since September 1, 2006. The use of our own mining equipment allowed us to reduce the cost by more than $12 per tonne processed or $200 per ounce produced. Mining activities were concentrated mainly in the Northeast Gobele D (NEGD), Gobele C (GC) and Gobele A North (GAN) pits. At the beginning of the second quarter, the stripping of the GC pit continued with a stripping ratio of over 31:1, which accounts for the higher stripping ratio compared to 2006 and the increase in the extraction costs of $8 per tonne processed or $135 per ounce produced. The average stripping ratio during the second quarter for all of the pits went from 22:1 in April to 17:1 in June 2007. The average strip ratio for these pits is 12:1.

A total of 145,000 tonnes of ore at an average grade of 2.03 g/t was processed at Kiniero during the three-month period ended June 30, 2007, compared to 152,300 tonnes of ore at an average grade of 3.20 g/t during the same period in 2006. The decrease in the average grade of ore processed was primarily due to the development of new pits, which entailed the extraction of a larger quantity of waste material, thereby forcing us to process lower-grade stockpiled ore. The reduction in the recovery percentage is primarily attributable to the processing of lower-grade ore in 2007.

The reduction in the grade of ore and in the recovery rate had for effect to increase by $233 the cash operating cost per ounce produced.

The first-quarter results indicated certain inaccuracies in the geological interpretations, leading to extraction delays as well as to an over-evaluation of ore quantities and grades and an under-evaluation of the quantity of waste material. At the beginning of the second quarter, a new team of senior geologists was hired to review all pit operations and to analyze inaccuracies in the geological model. Several action plans have been implemented and all steps are being taken to improve the results as quickly as possible.

During the three-month period ended June 30, 2007, a total of 8,600 ounces of gold was produced at a cash operating cost of $726 per ounce, compared to 15,000 ounces at a cash operating cost of $357 per ounce during the same period in 2006. This decrease in production was primarily due to the processing of lower-grade ore in 2007 compared to 2006. The higher cash operating cost per ounce produced was due to the higher cash operating cost per tonne and to the processing of lower-grade ore. The cash operating cost per tonne of ore processed was $43, up from $35 during the same period in 2006.

Samira Hill Mine

Three-month periods ended June 30	2007	2006
Operating statistics		
Ore mined (tonnes)	**346,000**	324,900
Ore processed (tonnes)	**363,700**	191,000
Head grade (g/tonne)	**2.04**	1.91
Recovery (%)	**89**	80
Gold production (ounces)	**21,600**	9,700
Cash operating costs ($/ounce produced) (1)	**373**	397
Cash operating costs ($/tonne processed) (1)	**22**	20

1 The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

The following table sets forth the variations in the cash operating cost per tonne processed and per ounce produced as compared to the corresponding previous period.

Variation in the cash operating costs	$ per tonne processed	$ per ounce produced
Cash operating costs – 2nd quarter 2006	**20**	**397**
Increase in price of fuel	1	17
Increase in price of reagents and consumables	1	17
Increase in salary expenses	1	17
Energy cost savings related to joining the national power grid	(1)	(17)
Reduction due to the increased head-grade recovered in the ore processed	-	(58)
Cash operating costs – 2nd quarter 2007	**22**	**373**

During the three-month period ended June 30, 2007, a total of 346,000 tonnes of ore and 1,373,100 tonnes of waste material was extracted at the Samira Hill mine, primarily from the Samira Main, Samira East and Libiri pits, for a stripping ratio of 4:1. In comparison, a total of 324,900 tonnes of ore and 1,443,000 tonnes of waste material were extracted for a stripping ratio of 4:1 during the same period in 2006. During the second quarter of 2007, the main extraction zone was the Libiri pit, while Samira Main and Samira were the main extraction zones in 2006.

During the second quarter of 2007, a total of 363,700 tonnes of ore at an average grade of 2.04 g/t was processed at Samira Hill, up from 191,000 tonnes of ore at an average grade of 1.91 g/t during the same period in 2006. This increase in the tonnage processed was primarily due to the plant shutdown in 2006 after the ball mill's gearbox broke, paralyzing the operation for more than a month during the second quarter of 2006. The increase in the grade processed was due to the availability of higher-grade ore deep in the Libiri pit.

The increase in the recovery rate was primarily due to the processing of additional oxide ore from the Libiri pit.

A total of 21,600 ounces of gold was produced at Samira Hill during the second quarter of 2007 at a cash operating cost of $373 per ounce compared to 9,700 ounces during the second quarter of 2006 at a cash operating cost of $397 per ounce. The increase in the ounces produced and the decrease in the cash operating cost per ounce produced were primarily due to the higher recovery rate and the processing of higher-grade ore representing $58 per ounce produced. The cash operating cost per tonne of ore processed was $22 in the first quarter of 2007 compared to $20 during the same period in 2006. This increase was primarily due to higher fuel and reagent costs. It was offset in part by the approximately $100,000 per month in cost savings achieved by joining the national power grid that now services the Samira Hill mine.

2nd quarter 2007

RESULTS

Significant Financial Data

(in accordance with Canadian generally accepted accounting principles)

Three-month periods ended June 30	2007	2006
Statements of operations and cash flows (in thousands $, except for amounts per share)		
Revenues – Gold sales	**18,136**	14,957
Net loss [(2)]	**(2,083)**	(384)
Net loss per share [(2)]		
Basic	**(0.01)**	(0.01)
Diluted	**(0.01)**	(0.01)
Operating cash flow [(1)(2)]	**1,591**	1,675
	As at June 30, 2007	**As at December 31, 2006**
Balance sheet		
Cash and cash equivalents	**43,850**	82,605
Restricted cash	**8,250**	1,250
Total assets [(2)]	**225,586**	224,998
Total long-term debt (including current portion)	**41,794**	28,304
Shareholders' equity [(2)]	**129,298**	168,339

1 Excluding changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment
2 The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation".

For the three-month period ended June 30, 2007, Semafo presents a net loss of $2,083,000 or $0.01 per share, compared to a net loss of $384,000 or $0.01 per share for the corresponding period in 2006. The operating revenue (calculated by deducting the mining operating expenses from revenues) increased by $1,400,000 due to the increase in sales revenue. However, we recorded an unrealized foreign exchange loss in the second quarter of 2007 totalling $503,000 following the conversion of an advance payable to a minority interest in a subsidiary, denominated in Canadian dollars, converted at the exchange rate in effect on June 30, 2007. Moreover, a gain of $1,437,000 was realized during the second quarter 2006 following the disposal of short-term investments.

2nd quarter 2007

Segmented Information

Three-month period ended June 30, 2007				
(in thousands $)	**Kiniero Mine Guinea**	**Samira Hill Mine Niger**	**Others**	**Total**
Revenues – Gold sales	6,032	12,104	-	18,136
Mining operating expenses	7,099	7,650	-	14,749
Amortization of property, plant and equipment	1,071	2,041	34	3,146
Mining operations				
Gold sales (ounces)	9,200	18,300	-	27,500
Average selling price ($/ounce)	656	661	-	659
Total cash cost ($/ounce sold)(1)	713	418	-	517

Three-month period ended June 30, 2006				
(in thousands $)	**Kiniero Mine Guinea**	**Samira Hill Mine Niger**	**Others**	**Total**
Revenues – Gold sales	9,543	5,414	-	14,957
Mining operating expenses(2)	6,157	6,812	-	12,969
Amortization of property, plant and equipment	1,097	1,713	7	2,817
Mining operations				
Gold sales (ounces)	15,500	14,300	-	29,800
Average selling price ($/ounce)	615	380	-	503
Total cash cost ($/ounce sold)(1) (2)	397	420	-	408

(1) Represents the cash operating cost plus royalties, selling expenses and taxes paid to the local government

(2) The 2006 amounts are restated since the company adopted CICA EIC 160 - "Stripping Costs incurred in the Production Phase of a Mining Operation".

Gold sales

During the second quarter of 2007, gold sales totaled $18,136,000, corresponding to the sale of 27,500 ounces of gold at an average price of $659 per ounce. For the same period in 2006, gold sales totaled $14,957,000 corresponding to the sale of 29,800 ounces of gold at an average price of $503 per ounce.

The following chart shows the average market gold price constant increase together with our average realized selling price per quarters:



Fluctuation of the average realized selling price
and of the average spot price
700
650
600
550
500
450
400
350
300
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007
Q2 2007
Average realized selling price ($ / ounce)
Average Spot price ($ / ounce)

Kiniero Mine

During the second quarter of 2007, we sold 9,200 ounces of gold from the Kiniero mine at an average price of $656 per ounce, compared to the sale of 15,500 ounces of gold at an average price of $615 per ounce for the same period in 2006. During the second quarter of 2007, the whole production of gold was sold at market price. The increase in the market price of gold explains the increase in the average price.

Samira Hill Mine

During the second quarter of 2007, we sold 18,300 ounces of gold from the Samira Hill mine at an average price of $661 per ounce, compared to the sale of 14,300 ounces of gold at an average price of $380 per ounce for the same period in 2006.

During the first six months of 2007, the company redeemed part of its gold sales contracts, representing 49,000 ounces. This redemption concerned all positions initially scheduled to be delivered in the first six months of 2007 as well as part of the third quarter of 2007. The entire sales of the second quarter of 2007 were therefore sold at spot price. During the same period in 2006, all gold sales contracts program were delivered at an average price of $376 per ounce.

Mining operating expenses

Mining operating expenses for the three-month period ended June 30, 2007, totalled $14,749,000, compared to $12,969,000 for the same period in 2006. These expenses represent the operating costs of 27,500 ounces of gold in the second quarter of 2007 at a total cash cost of $517 per ounce compared to the production of 29,800 of ounces of gold at a total cash cost of $408 per ounce for the same period in 2006.

Kiniero Mine

Mining operating expenses at Kiniero totalled $7,099,000 for the three-month period ended June 30, 2007, compared to $6,157,000 $ for the same period in 2006. These expenses represent the production costs of 9,200 ounces of gold in the second quarter of 2007 at a total cash cost of $713 per ounce compared to the production of 15,500 ounces for the same period in 2006 at a total cash cost of $397 per ounce. As explained previously, the cash cost per ounce has increased, primarily due to higher fuel costs, the processing of lower-grade ore and the higher stripping ratio. However, the cash cost per ounce dropped as a result of the cost savings achieved by replacing the mining contractor with our own equipment.

Reconciliation of total cash cost per ounce to financial statements

Three-month periods ended June 30	2007	2006
Mining operating expenses as per financial statements (in thousands $) [1]	7,099	6,157
Inventory write-down variation (in thousands $)	(540)	-
Mining operating expenses for per ounce calculation (in thousands $)[1]	6,559	6,157
Ounces sold	9,200	15,500
Total cash costs ($/ounce sold) [1]	713	397

(1) The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

Samira Hill Mine

Mining operating expenses at Samira Hill totalled $7,650,000 for the three-month period ended June 30, 2007, compared to $6,812,000 $ for the same period in 2006. These expenses represent the production costs of 18,300 ounces of gold in the second quarter of 2007 at a total cash cost of $418 per ounce compared to the production of 14,300 ounces of gold for the same period in 2006 at a total cash cost of $420 per ounce.

Reconciliation of total cash cost per ounce to financial statements

Three-month periods ended June 30	2007	2006
Mining operating expenses as per financial statements (in thousands $) [1]	7 650	6 812
Fixed expenses incurred during the temporary shut-down period (in thousands $)	-	(810)
Mining operating expenses for per ounce calculation (in thousands $) [1]	7 650	6 002
Ounces sold	18 300	14 300
Total cash costs ($/ounce sold) [1]	418	420

(1) The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

Amortization of property, plant and equipment

The amortization expense related to the mining operations amount to $3,112,000 for the three-month period ended June 30, 2007 compared to the amortization expense of $2,810,000 $ for the same period in 2006. The amortization expense per ounce sold if $113 per ounce for the second quarter of 2007 compared to $94 for the same quarter in 2006.

Almost all of the amortization expense arises from Kiniero's and Samira Hill's property, plant and equipment used in the operations. The majority of this property, plant and equipment mainly represent deferred exploration and development expenditures and buildings and equipment related to mining production. They are amortized using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold.

Kiniero Mine

The Kiniero amortization expense totalled $1,071,000 for the second quarter of 2007 compared to $1,097,000 for the same period in 2006. The amortization expense per ounce is $116 for the three-month period ended June 30, 2007 compared to $71 in 2006. This increase is mainly attributable to our mining equipment depreciation which is operational since September 2006.

Reconciliation of amortization of property, plant and equipment per ounce to financial statements

Three-month periods ended June 30	2007	2006
Amortization of property, plant and equipment as per financial statements (in thousands $)	1,071	1,097
Ounces sold	9,200	15,500
Amortization ($/ounce sold)	116	71

Samira Hill Mine

The Samira Hill amortization expense totalled $2,041,000 for the second quarter of 2007, an amortization charge of $112 per ounce. For the second quarter of 2006, the Samira Hill amortization was $1,713,000, or $120 per ounce.

Reconciliation of amortization of property, plant and equipment per ounce to financial statements

Three-month periods ended June 30	2007	2006
Amortization of property, plant and equipment as per financial statements (in thousands $)	**2,041**	1,713
Ounces sold	**18,300**	14,300
Amortization ($/ounce sold)	**112**	120

Administration

The administration expenses totalled $2,215,000 for the second quarter of 2007 compared to $1,304,000 for the same period in 2006. Some factors contributed to the increase of the administration expenses during the second quarter of 2007, such as the increase in our activities, the increase of the investors' relations activities and promotion together with the increase of expenses in conformity with the Rule 52-109 on the internal controls. The actual administration costs are in accordance with the budget.

Change to the derivative financial instruments' fair value

Since January 1st, 2007, the variations in the fair value of the financial instruments are included in the net income (loss). Following the increase of the price of gold during the first quarter of 2007, the company recorded an unrealized gain of an amount of $511,000 on the gold sales contracts being delivered during the next three years.

Interest on long-term debt

The interest on long-term debt increased by $297,000, from $185,000 for the second quarter of 2006 to reach $482,000 for the same period in 2007. This increase is the result of the $20,000,000 loan contracted in July 2006 and the inclusion of the amortization of the deferred financing costs in interest expense.

2nd quarter 2007

CASH FLOW STATEMENTS

Operating

Operating activities, before net changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment, generated liquidities of $1,591,000 for the second quarter of 2007, compared to a cash flow of $1,675,000 for the same period in 2006.

In the second quarter of 2007, the working capital items generated liquidities of $968,000 compared to the corresponding period in 2006 where $6,025,000 of liquidities were used. This variation reflects mainly the increase in inventories and in accounts payable and accrued liabilities and a reduction in accounts receivable.

Financing

During the second quarter of 2007, the Company met the conditions attached to the $45,000,000 progressive-disbursement term facility. An initial amount of $16,850,000 (net of financing expenses of $900,000) was disbursed in June 2007. The remaining funds will be distributed in multiple disbursements based on the advancement of the Mana project. The Company expects to have drawn down the aggregate loan amount by the current year-end.

During the second quarter of 2006 and 2007, the company reimbursed $1,384,000 of its long-term debt.

Also, during the second quarter of 2007, 71,000 options were exercised for a cash consideration of $68,000 compared to the same period in 2006 in which 108,000 options and 806,000 warrants were exercised for a total cash consideration of $1,221,000.

Investing

During the second quarter of 2007, liquidities of $19,204,000 were invested in mining assets; mainly on the Mana property, of which $702,000 was invested in exploration and $18,382,000 in the construction of the project. During the same period in 2006, the company invested a total of $1,613,000, of which $1,530,000 was invested on the Mana property and $83,000 in exploration on our other properties still at the exploration stage.

In the second quarter of 2007, the company redeemed 4,000 ounces of its gold sales contracts, representing an amount of $1,170,000 and cashed $162,000 in relation to the interest rate swap.

Investments of $3,239,000 in property, plant and equipment were made during the three-month period ended June 30, 2007, compared to investments of $7,624,000 during the same period in 2006. Theses investments made in the first quarter of 2007 mainly represents the increase in exploration expenditures made on the Kiniero and Samira Hill sites for an amount of $1,644,000 as well as the acquisition of mining equipment in the amount of $553,000. In 2006, the investments represent mainly the exploration expenditures on the Kiniero and Samira Hill sites for $1,200,000 together with the acquisition of mining equipment $5,060,000.

During the Mana project's construction period, the subsidiary is required to maintain $7,000,000 in a distinct account in the event of cost overruns.

Overall, liquidities of $12,358,000 were required for the activities of the second quarter 2007, whereas the activities required liquidities of $10,523,000 for the second period of 2006.

2nd quarter 2007

ENERGY PROJECT DEVELOPMENT

Semafo Énergie, a wholly owned subsidiary of Semafo, has obtained five uranium exploration permits from the Ministry of Mines of the Republic of Niger, in west Africa. The permits cover an area of 2,375 km^2 and are strategically located in the favourable geological setting known as the Tim Mersoi sedimentary basin, east of the Arlit fault.

These initial permits are part of a large-scale initiative aimed at increasing Semafo's presence in Niger's uranium exploration sector. Semafo has been present in Niger since 2004 as a financial partner of the government in the Samira Hill gold mining project, which is a major employer in the country.

Niger is the world's fourth-largest uranium producer after Canada, Australia and Kazakhstan. Since 1971, a French industrial conglomerate has operated two uranium mines (Arlit and Akouta), which together produce nearly 3,200 tonnes of uranium per year. The conglomerate is developing the Imouraren mine in the northern part of the region, for which Semafo has obtained permits. Imouraren is expected to become one of the largest mines of its kind, with resources of more than 80,000 tonnes of uranium. In a sign of growing international interest in this geological setting, the Chinese government recently obtained a series of permits near Semafo's operations.

The following initiatives have been carried out since the permits were obtained:

- ✓ We put together a team of experts with over 150 years of combined experienced in uranium exploration and development. Prospecting staff in Niger have been hired to begin the on-site work.
- ✓ We have been present on site since early May. On-site geological sections and airborne surveys are underway.
- ✓ The boundaries of the permit areas have been delineated to the government's satisfaction
- ✓ Various contracts have been signed to carry out geological surveys using satellite imaging as well as airborne geophysical surveys.

A drilling program is scheduled to begin this fall and seeks to evaluate the geological context and to identify depth anomalies.

SECOND QUARTER – SIX-MONTH PERIOD ENDED JUNE 30, 2007

REVIEW OF MINING OPERATIONS

Kiniero Mine

Six-month periods ended June 30	2007	2006
Operating statistics		
Ore mined (tonnes)	**227,200**	221,200
Ore processed (tonnes)	**285,800**	304,800
Head grade (g/tonne)	**2.06**	3.02
Recovery (%)	**91**	95
Gold production (ounces)	**17,200**	28,100
Cash operating costs ($/ounce produced) [1]	**614**	369
Cash operating costs ($/tonne processed) [1]	**37**	34

1 The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation".

Due to persistent challenges in the geological models, we were unable to meet our production objectives for the period and will not meet our overall 2007 production objectives. For the six-month period ended June 30, 2007, a total of 4,253,000 tonnes of material, including 227,200 tonnes of ore, was extracted at Kiniero for a stripping ratio of more than 17:1. During the same period in 2006, a total of 3,171,200 tonnes of material, including 221,200 tonnes of ore, was extracted for a stripping ratio of more than 13:1. This significant increase in the tonnage extracted was due to the use of our own mining equipment in 2007, as opposed to the mining contractor's equipment in 2006. The Northeast Gobele D (NEGD), Gobele C (GC) and Gobele A North (GAN) pits were the main extraction zones during the first six months of 2007, whereas the East-West and Jean West pits were the main extraction zones during the first half of 2006.

A total of 285,800 tonnes of ore at an average grade of 2.06 g/t was processed at Kiniero during the six-month period ended June 30, 2007, compared to 304,800 tonnes of ore at an average grade of 3.02 g/t during the same period in 2006. The decrease in the grade processed was primarily due to inaccuracies in the geological models, the unexpected presence of transition ore, the development of new pits and the national strike. All of these factors slowed the mining cycle and forced us to process lower-grade stockpiled ore. In addition, the grade of the ore mined was lower than expected.

The reduction in the recovery rate was primarily due to the processing of lower-grade ore.

During the six-month period ended June 30, 2007, a total of 17,200 ounces of gold was produced at a cash operating cost of $614 per ounce, compared to 28,100 ounces at a cash operating cost of $369 per ounce during the same period in 2006. The drop in production and the increase in the cash operating cost per ounce produced were primarily due to the processing of lower-grade ore in 2007 compared to 2006 and to higher cash operating costs per tonne processed. Cash operating costs rose from $34 per tonne in 2006 to $37 per tonne in 2007. This increase was primarily due to higher fuel costs and to the higher stripping ratio in 2007 compared to 2006. It was offset in part by the cost savings achieved by using our own mining equipment in 2007, as opposed to the contractor's equipment in 2006.

Outlook

Despite improvements in mining, the grade issues have resulted in less than satisfactory production. Our objective is to enter the West Balan pit this fall where we believe we will be able to mine some 70,000 ounces at a relatively low strip rate compared to pits currently in operation. All geological data is currently being reviewed, however the review of the West Balan data has been completed hence our confidence in the pit's geological model and its ability to ultimately return the project to a significant positive cash flow in 2008.

Due to economic uncertainty in Guinea and geological challenges, we have decided to limit our investments in Guinea. We are currently considering various available options for the equipments that have been acquired for the plant expansion regarding the capacity expansion.

Samira Hill Mine

Six-month periods ended June 30	2007	2006
Operating statistics		
Ore mined (tonnes)	**708,200**	618,000
Ore processed (tonnes)	**760,100**	556,100
Head grade (g/tonne)	**1.95**	2.06
Recovery (%)	**87**	80
Gold production (ounces)	**42,000**	29,900
Cash operating costs ($/ounce produced) (1)	**401**	366
Cash operating costs ($/tonne processed) (1)	**22**	20

1 The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

For the six-month period ended June 30, 2007, a total of 708,200 tonnes of ore and 2,703,000 tonnes of waste material was extracted at the Samira Hill mine, primarily from the Samira Main, Samira East and Libiri pits, for a stripping ratio of 4:1. In comparison, a total of 618,000 tonnes of ore and 3,178,000 tonnes of waste material were extracted during the same period in 2006. In 2007, the main extraction zone was the Libiri pit, while Samira Main and Samira East were the main extraction zones in 2006.

During the first six months of 2007, a total of 760,100 tonnes of ore at an average grade of 1.95 g/t was processed at Samira Hill, compared to 556,100 tonnes of ore at an average grade of 2.06 g/t during the same period in 2006. The increase in the tonnage processed and the decrease in the average grade were due to the processing of oxide ore from the Libiri pit, which is lower in grade than the transition ore from the Samira pit but which has a greater machining capacity.

The increase in recovery rate was primarily due to the processing of oxide ore from the Libiri pit.

A total of 42,000 ounces of gold was produced at Samira Hill during the first six months of 2007 at a cash operating cost of $401 per ounce, up from 29,900 ounces during the first half of 2006 at a cash operating cost of $366 per ounce. This costs increase was primarily due to the additional blasting work and to higher fuel and reagent costs. It was offset in part by the approximately $100,000 per month in cost savings achieved by joining the national power grid that now services the Samira Hill mine.

Outlook

During the first six months of 2007, the increase in the quantity of the ore processed from the Libiri pit enabled us to exceed the expected tonnage and to achieve a better recovery rate thus achieving a production level superior to budget.

The Company is maintaining its 2007 production target of between 77,000 and 83,000 ounces.

2nd quarter 2007

RESULTS

Significant Financial Data

(in accordance with Canadian generally accepted accounting principles)

Six-month periods ended June 30	2007	2006
Statements of operations and cash flows		
(in thousands $, except for amounts per share)		
Revenues – Gold sales	**36,712**	28,044
Net loss [2]	**(5,316)**	(2,043)
Net loss per share [2]		
Basic	**(0.03)**	(0.02)
Diluted	**(0.03)**	(0.02)
Operating cash flow [1][2]	**5,462**	1,697

1 Excluding changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment

2 The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

For the six-month period ended June 30, 2007, Semafo presents a net loss of $5,316,000 or $0.03 per share, compared to a net loss of $2,043,000 or $0.02 per share for the corresponding period in 2006. The increase in the operation revenue of $4,862,000 (calculated by deducting the mining operating expenses from revenues) was compensated by the unrealized loss on our gold sales contracts as well as the amortization expense and the administrative expenses. Moreover, a gain of $1,437,000 was realized during the second quarter 2006 following the disposal of short-term investments.

Segmented Information

Six-month period ended June 30, 2007				
(in thousands $)	**Kiniero Mine Guinea**	**Samira Hill Mine Niger**	**Others**	**Total**
Revenues – Gold sales	11,282	25,430	-	36,712
Mining operating expenses	10,905	17,323	-	28,228
Amortization of property, plant and equipment	1,860	4,384	66	6,310
Mining operations				
Gold sales (ounces)	17,100	38,500	-	55,600
Average selling price ($/ounce)	660	661	-	660
Total cash cost ($/ounce sold)(1)	606	450	-	498

Six-month period ended June 30, 2006				
(in thousands $)	**Kiniero Mine Guinea**	**Samira Hill Mine Niger**	**Others**	**Total**
Revenues – Gold sales	14,804	13,240	-	28,044
Mining operating expenses(2)	10,558	13,864	-	24,422
Amortization of property, plant and equipment	1,828	3,566	14	5,408
Mining operations				
Gold sales (ounces)	26,200	33,600	-	59,800
Average selling price ($/ounce)	565	377	-	459
Total cash cost ($/ounce sold)(1)(2)	422	389	-	403

(1) Represents the cash operating cost plus royalties, selling expenses and taxes paid to the local government

(2) The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

Gold sales

During the first half of 2007, a total of $36,712,000 was recorded, corresponding to the sale of 55,600 ounces of gold at an average price of $660 per ounce. For the same period in 2006, sales totaled $28,044,000, corresponding to the sale of 59,800 ounces of gold at an average price of $459 per ounce.

Kiniero Mine

During the six-month period ended June 30, 2007, 17,100 ounces of gold from the Kiniero mine were sold at an average price of $660 per ounce compared with the sale of 26,200 ounces of gold at an average price of$565 per ounce for the same period in 2006. During the second quarter of 2007, all gold production was sold at market prices.

Samira Hill Mine

During the six-month period ended June 30, 2007, a total of 38,500 ounces of gold from the Samira Hill mine were sold at an average price of $661 per ounce compared with 33,600 ounces of gold at an average price of $377 for the same period in 2006.

In the first six months of 2007, the entire sales were therefore sold at spot price. During the same period in 2006, all of the gold sales were delivered under our gold sales contracts.

Mining operating expenses

Mining operating costs for the six-month period ended June 30, 2007 totalled $28,223,000 compared with $24,422,000 for the same period in 2006. These costs correspond to the production of 55,600 ounces of gold for the first half of 2007 at a total cash cost of $498 per ounce compared to the production of 59,800 ounces of gold at a total cash cost of $403 per ounce for the same period in 2006.

Kiniero Mine

Mining operating costs at Kiniero totalled $10,905,000 for the first half of 2007 compared with $10,558,000 for the same period in 2006. They represent the production costs of 17,100 ounces for the first half of 2007 at a total cash cost of $606 per ounce compared with production costs of 26,200 ounces for the same period in 2006 at a total cash cost of $422 per ounce.

Reconciliation of total cash cost per ounce to financial statements

Six-month periods ended June 30	2007	2006
Mining operating expenses as per financial statements (in thousands $) [(1)]	**10,905**	10,558
Inventory write-down variation (in thousands $)	**(540)**	494
Mining operating expenses for per ounce calculation (in thousands $)[(1)]	**10,365**	11,052
Ounces sold	**17,100**	26,200
Total cash costs ($/ounce sold) [(1)]	**606**	422

(1) The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

Samira Hill Mine

Mining operating costs at Samira Hill totalled $17,323,000 for the six-month period ended June 30, 2007 compared with $13,864,000 for the same period in 2006. They represent the production costs of 38,500 ounces for the first half of 2007 at a total cash cost of $450 per ounce compared with the production of 33,600 ounces for the same period in 2006 at a total cash cost of $389 per ounce.

Reconciliation of total cash cost per ounce to financial statements

Six-month periods ended June 30	2007	2006
Mining operating expenses as per financial statements (in thousands $) [(1)]	**17,323**	13,864
Fixed expenses incurred during the temporary shutdown period (in thousands $)	-	(810)
Mining operating expenses for per ounce calculation (in thousands $)[(1)]	**17,323**	13,054
Ounces sold	**38,500**	33,600
Total cash costs ($/ounce sold) [(1)]	**450**	389

(1) The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

Amortization of property, plant and equipment

The amortization expense related to mining operations amounted to $6,244,000 for the first half of 2007 compared to $5,394,000 for the same period in 2006. The amortization expense per ounce is $112 per ounce compared to $90 for the same period in 2006.

Kiniero Mine

The Kiniero amortization expense totalled $1,860,000 for the six-month period ended June 30, 2007 compared to $1,828,000 for the same period in 2006. The amortization expense per ounce is $109 for the first half of 2007 compared to $70 in 2006.

Reconciliation of total cash cost per ounce to financial statements

Six-month periods ended June 30	2007	2006
Amortization of property, plant and equipment as per financial statements (in thousands $)	**1,860**	1,828
Ounces sold	**17,100**	26,200
Amortization ($/ounce sold)	**109**	70

Samira Hill Mine

The Samira Hill amortization expense totalled $4,384,000 for the first half of 2007, or $114 per ounce compared to $3,566,000 for the same period in 2006, or $106 per ounce.

Reconciliation of total cash cost per ounce to financial statements

Six-month periods ended June 30	2007	2006
Amortization of property, plant and equipment as per financial statements (in thousands $)	**4,384**	3,566
Ounces sold	**38,500**	33,600
Amortization ($/ounce sold)	**114**	106

Administration

The administration expenses totalled $4,022,000 for the first six months of 2007 compared to $2,183,000 for the same period in 2006. Some factors contributed to the increase of the administration expenses during the first six months of 2007, such as the increase in our activities, the increase of the investors' relations activities and promotion together with the increase of expenses in conformity with the Rule 52-109 on the internal controls. The actual administration costs are in accordance with the budget.

Change to the derivative financial instruments' fair value

Since January 1st, 2007, the variations in the fair value of the financial instruments are included in the net income (loss). Following the increase of the price of gold during the first six months of 2007, the company recorded an unrealized loss of an amount of $2,839,000 on the gold sales contracts being delivered during the next three years.

Interest on long-term debt

The interest on long-term debt increased by $587,000, from $402,000 for the first six months of 2006 to reach $989,000 for the same period in 2007. This increase is the result of the $20,000,000 loan contracted in July 2006 and the inclusion of the amortization of the deferred financing costs in interest expense.

CASH FLOW STATEMENTS

Operating

Operating activities, before net changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment, generated liquidities of $5,462,000 for the first half of 2007, compared to a cash flow of $1,697,000 for the same period in 2006. This increase in mainly attributable to the increase in operating revenue.

In the six-month period ended June 30, 2007, the working capital items required liquidities of $3,371,000 compared to the corresponding period in 2006 where $6,495,000 of liquidities were used. This variation reflects mainly the increase in accounts receivable, accounts payable and accrued liabilities and inventories.

Financing

As previously mentioned, an amount of $16,850,000 was disbursed on the Company' term facility with progressive disbursements, net of financing expenses of $900,000.

During the first half of 2006 and 2007, the company reimbursed $1,518,000 of its long-term debt.

Also, during the first half of 2007, 215,000 options were exercised for a cash consideration of $197,000 compared to the same period in 2006 in which 176,000 options and 1,095,000 warrants were exercised for a total cash consideration of $1,640,000.

In 2006, two public offerings were closed. Utilization of those funds as at June 30, 2007 in comparison with what was previously announced at the closings is as follows:

Description	Investment announced at the time of the financings $	Realised as at June 30, 2007 $
Construction of the Mana project	8,600,000	8,600,000
Development of pits, waste dam and improvements to the plant- Samira Hill	6,007,000	6,007,000
Reduction in the hedge program	25,000,000	15,142,000
Increase in the production capacity- Kiniero and Samira Hill	15,000,000	-
Exploration	10,000,000	4,246,000

With the exception of the uncertainty of the Kiniero project, we do not anticipate any major variance with regards to the investments announced at the time of these financings.

Investing

During the six-month period ended June 30, 2007, liquidities of $28,345,000 were invested in mining assets; mainly on the Mana property, of which $1,652,000 was invested in exploration and $26,573,000 in the construction of the project. During the same period in 2006, the company invested a total of $2,081,000, of which $1,919,000 was invested on the Mana property and $162,000 in exploration on our other properties still at the exploration stage.

During the first half of 2007, the company proceeded to the settlement of gold sales contracts, representing 49,000 ounces for a total amount of $13,905,000. In addition, the Company cashed $353,000 in relation to the interest rate swap.

Investments of $7,478,000 in property, plant and equipment were made during the six-month period ended June 30, 2007, compared to investments of $9,950,000 during the same period in 2006. Theses investments mainly represent the increase in exploration expenditures made on the Kiniero and Samira Hill sites for an amount of $2,594,000 as well as the acquisition of mining equipment in the amount of $2,646,000. In 2006, the investments represent mainly the exploration expenditures on the Kiniero and Samira Hill sites for $1,800,000 together with the acquisition of mining equipment $5,870,000.

During the Mana project's construction period, the subsidiary is required to maintain $7,000,000 in a distinct account in the event of cost overruns.

Overall, liquidities of $38,755,000 were required for the activities of the first half of 2007, whereas the activities required liquidities of $13,008,000 for the second period of 2006.

BALANCE SHEET

The company's total assets amounted to $225,586,000 as at June 30, 2007 compared to $224,998,000 as at December 31, 2006. As at June 30, 2007, we had cash and cash equivalents of $43,850,000 compared to $82,605,000 as at December 31, 2006. In addition, we held an amount totalling $8,250,000 that must be maintained in a distinct account according to conditions associated to our financings as described in note 10 of our June 30, 2007 interim financial statements. The Company does not anticipate that these restrictions cause any impact whatsoever on our capacity to honor these obligations.

The company's total liability amounted to $96,288,000 as at June 30, 2007 compared to $56,659,000 as at December 31, 2006. This increase is due to the adoption of Section 3855 on January 1, 2007 relating to the financial instruments. Since this date, our gold sales contracts are evaluated at fair value in the balance sheet, representing as at June 30, 2007 a liability of $28,474,000. In addition, our long-term debt has increased by $16,850,000 concerning the Mana project.

The share capital amounted to $249,239,000 as at June 30, 2007 compared to $248,108,000 as at December 31, 2006.

OFF-BALANCE SHEET TRANSACTIONS

Gold sales contracts

Given the current market conditions, our strategy is to sell our gold in the open market at spot price. However, in order to obtain the necessary financing for the development of the Samira Hill project, we were forced in 2003 to hedge part of our production at a price of $375 per ounce.

As at June 30, 2007, the Company had commitments to deliver 96,000 ounces of gold over the next three years at an average price valued at $375 per ounce.

		2007	2008	2009	Total
Ounces	(in thousands)	13	48	35	96

1 Positions include an interest rate swap. Pursuant to the swap agreement, the Company is committed to pay the difference between the LIBOR USD three-month interest rate and the GOFO three-month interest rate, whereas the counterparty is committed to pay a fixed interest rate of 1% per annum.

Kiniero Mine

In December 2005, in response to the favourable outlook of the gold price, the company redeemed 59,128 ounces representing the majority of its gold sales contracts of Kiniero. The remaining balance of our gold sales contract at Kiniero, representing 2,571 ounces was delivered in January 2006.

Consequently, the production at Kiniero is now sold entirely at market prices.

Samira Hill Mine

During the first half of 2007, the company proceeded to the settlement of gold sales contracts representing 49,000 ounces for a total amount of $13,905,000. As a result, the company's commitments are to deliver 13,000 ounces in the second half of 2007.

The gold sales contracts do not qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognized in net income (loss).

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Long-term debt

Pursuant to the Company's long-term debt agreements, reimbursements required in each of the next five years are as follows:

	In thousands $
2007	4,018
2008	16,768
2009	16,250
2010	5,000
2011	2,500

Asset retirement obligations

The Company's operations are governed by a mining agreement governing the protection of the environment. The Company conducts its operations in order to protect the public health and the environment. We will implement progressive measures for rehabilitation work during the operation, closing down and follow-up work upon closing of the mine. The estimated undiscounted cash flow required to settle the asset retirement obligations is $3,780,000. Those disbursements are expected to be made during the years 2007 to 2014. The amount accounted for as liabilities in the Company's consolidated financial statements represents the discounted obligations from the rehabilitation and closing plans. An 8% discount rate was used to evaluate those obligations.

Royalties and development taxes

Pursuant to the Company's mining agreement, we have royalty commitments which generate obligations upon gold deliveries. If the Company's mining projects do not produce gold, it has no payment obligation. For each gold delivery from the Kiniero mine, we have a royalty obligation corresponding to 5% of the delivery's value, evaluated at the spot price on the delivery date. The gold deliveries from the Samira Hill mine in Niger are subject to a royalty payment of 5.5% of the delivery's value, evaluated at the spot price on the delivery date. In Guinea, the Company is also committed to invest 0.4% of its gold sales in local development expenditures.

Payments to maintain the Company's mining rights

In the normal course of business, in order to obtain and maintain all the advantages of the Company's permits, we must commit to invest a specific amount in exploration and development on the permits during their validity period. Moreover, we must make annual payments in order to maintain certain property titles.

Mining contract

In 2003, the Company signed a mining contract for the Samira Hill mine. The payments will be made over the approximated seven-year mine life. As at June 30, 2007, the Company is liable for a maximum amount of $2,500,000, which represents the indemnity payable should an early termination occur.

Fuel purchase contract

In 2004, the Company signed an exclusive fuel procurement contract for the Samira Hill mine covering a period of seven years. As at June 30, 2007, the Company is liable for a maximum amount of $200,000, which represents the indemnity payable if an early termination occurs.

Construction – Mana project

The Company signed several contracts relating to the construction of the Mana operating plant in Burkina Faso. Based on these contracts, the Company had commitments totalling $14,796,000 as at June 30, 2007.

RISKS AND UNCERTAINTIES

As a mining producing company, we face the environmental, operational, financial and political risks inherent to the nature of our activities. These risks may affect the Company's profitability and level of operating cash flow. The Company also faces risks stemming from other factors, such as fluctuations in gold prices, exchange rates, interest rates and financial market conditions in general.

Financial risks

The following summarizes key financial risks:

Currency
Even though the Company operates in West Africa, all its revenues from the sales of gold, approximately 80% of its operating costs and 90% of its exploration and development costs are denominated in U.S. dollars. The Company's main currency risks are related to head office administrative expenses, which are mainly in Canadian dollars, the expenses in West African currencies and an advance to a subsidiary's minority shareholder denominated in Canadian dollars.

Interest rates
As a borrower, the Company is subject to interest rate fluctuations. Some of its borrowings were negotiated in U.S. dollars at fixed interest rates; others were negotiated in U.S. dollars at variable interest rates based on the LIBOR rate.

Consumables prices
The price of petroleum is affecting the Company's operating costs because of the use of fuel to generate electrical energy to supply the whole plants.

Access to capital markets
To fund the Company's growth, it is often dependent on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. To ensure the availability of capital, the Company maintains an investor relations program in order to inform all shareholders and potential investors of its developments.

Operational Risks

Mining is subject to various operational risks and uncertainties, including:

Mineral reserves
Mineral reserves are an estimate of mineral content based on limited information acquired through drilling and other sampling methods. Successful extraction is based on safe and efficient mining and processing. In order to minimize the risks, we establish quality control programs and the Company estimates its reserves in accordance with guidelines and standards within the mining industry and the security commission. Furthermore, the Company employs experienced mining engineers and uses the service of experienced mining sub-contractors to extract the ore from its deposits.

Safety and other hazards
The mining industry is characterized by significant risks. To minimize these risks, the Company provides training and awareness programs to its employees to continuously improve work practices and the work environment.

Environmental hazard
The Company is subject to various environmental incidents that can have a significant impact on its operations. To mitigate these risks, the Company maintains an environmental management system including an annual review by independent experts of operational plans and practices together with an emergency plan to deal with any incidents.

ADDITIONAL INFORMATION

Exchange rates are as follows:

$ CA/$ US	2007	2006
December 31 (closing)	-	1.1653
March 31 (closing)	1.1529	1.1671
June 30 (closing)	1.0634	1.1150
First quarter (closing)	1.1709	1.1532
Second quarter (closing)	1.0960	1.1220
First six-month period (average)	1.1334	1.1376

Changes in Internal Controls over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that have occurred during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Additional Information and Continuous Disclosure

This MD&A has been prepared as of August 13, 2007. Additional information on the Company is available through regular filings of press releases, quarterly financial statements and its Annual Information Form on SEDAR (www.sedar.com).

Forward-looking statements

This MD&A contains forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding expectations of the Company as to the market price of gold, strategic plans, future commercial production, production targets, timetables, mining operating expenses, capital expenditures, and mineral reserve and resource estimates. Forward-looking statements involve known and unknown risks and uncertainties and accordingly, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, fluctuations in the market price of precious metals, mining industry risks, uncertainty as to calculation of mineral reserves and resources, risks related to hedging strategies, risks of delays in construction, requirements of additional financing and other risks described in this MD&A and in the Company's other documents filed from time to time with Canadian securities regulatory authorities. Although the Company is of the opinion that these forward-looking statements are based on reasonable assumptions, those assumptions may prove to be incorrect. Accordingly, readers should not place undue reliance on forward-looking statements. Readers can find further information with respect to risks in the Annual Information Form of the Company and other filings of the Company with Canadian securities regulatory authorities available at www.sedar.com. The Company disclaims any obligation to update or revise these forward-looking statements, except as required by applicable law.

SEMAFO inc.

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	As at June 30, 2007 $	As at December 31, 2006 $ (restated, note 3)
Assets		
Current assets		
Cash and cash equivalents	43,850	82,605
Portfolio investments (note 4)	1,428	1,019
Accounts receivable	4,037	503
Inventories (notes 3 and 5)	21,167	21,572
Restricted cash (note 10)	7,000	-
Other short-term assets (note 6)	3,510	2,616
	80,992	108,315
Property, plant and equipment (notes 3 and 7)	92,457	91,759
Mining assets (note 8)	50,887	22,277
Other assets (note 9)	-	1,397
Restricted cash (note 10)	1,250	1,250
	225,586	224,998
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	13,274	13,245
Current portion of long-term debt (note 10)	10,020	5,536
Deferred revenues	-	2,717
	23,294	21,498
Long-term debt (note 10)	31,774	22,768
Deferred revenues	-	700
Fair value of derivative financial instruments (note 15)	28,474	-
Advances payable	9,507	8,936
Asset retirement obligations for property, plant and equipment (note 11)	3,239	2,757
	96,288	56,659
Shareholders' Equity		
Share capital (note 12)	249,239	248,108
Contributed surplus (note 13)	2,538	1,978
Deficit	(122,888)	(81,747)
Accumulated Other Comprehensive Income (note 14)	409	-
	129,298	168,339
	225,586	224,998

Approved by the Board,

Jean Lamarre, Director

Benoit La Salle, Director

SEMAFO inc.

Consolidated Statements of Deficit and Comprehensive Income

(unaudited, expressed in thousands of U.S. dollars)

Consolidated Deficit

	Three-month period ended June 30		Six-month period ended June 30	
	2007	2006	2007	2006
	$	$	$	$
Balance – beginning of period				
Balance previously reported	(120,805)	(58,426)	(75,292)	(58,465)
Accounting change :				
• Stripping costs (note 3b)	-	(2,464)	(6,455)	(766)
Restated balance	(120,805)	(60,890)	(81,747)	(59,231)
Accounting changes – financial instruments (note 3a) :				
• Gold sales contracts	-	-	(35,770)	-
• Deferred financing costs	-	-	(55)	-
Net loss for the period	(2,083)	(384)	(5,316)	(2,043)
Balance – end of period	(122,888)	(61,274)	(122,888)	(61,274)

Consolidated Comprehensive Income

	Three-month period ended June 30		Six-month period ended June 30	
	2007	2006	2007	2006
	$	$	$	$
Net loss for the period	(2,083)	(384)	(5,316)	(2,043)
Other components of Comprehensive Income :				
• Net variation on the latent gain on the financial assets available-for-sale	(289)	-	40	-
Comprehensive income	(2,372)	(384)	(5,276)	(2,043)

SEMAFO inc.

Consolidated Statements of Operations

(unaudited, expressed in thousands of U.S. dollars, except for amounts per share)

	Three-month period ended June 30		Six-month period ended June 30	
		(restated, note 3)		(restated, note 3)
	2007	2006	2007	2006
	$	$	$	$
Revenue – Gold sales	18,136	14,957	36,712	28,044
Expenses				
Mining operations	14,749	12,969	28,228	24,422
Amortization of property, plant and equipment	3,146	2,817	6,310	5,408
Administration	2,215	1,304	4,022	2,183
Stock-based compensation (note 12)	342	318	694	367
Loss on settlement of gold sales contracts	-	-	-	55
Change to the fair value of derivative financial instruments (note 15)	(511)	-	2,839	-
Accretion expense of asset retirement obligations for property, plant and equipment (note 11)	65	38	121	76
	20,006	17,446	42,214	32,511
Loss before the undernoted items	(1,870)	(2,489)	(5,502)	(4,467)
Interest, financing fees and other income	(377)	(70)	(1,022)	(191)
Gain on disposal of short-term investments	-	(1,437)	-	(1,437)
Interest on long-term debt	482	185	989	402
Amortization of deferred financing costs	-	20	-	40
Foreign exchange loss (gain)	108	(803)	(153)	(886)
Net loss before minority interest	(2,083)	(384)	(5,316)	(2,395)
Minority interest in a subsidiary's net loss	-	-	-	(352)
Net loss for the period	(2,083)	(384)	(5,316)	(2,043)
Basic and diluted net loss per share	(0.01)	(0.01)	(0.03)	(0.02)

SEMAFO inc.

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars)

	Three-month period ended June 30		Six-month period ended June 30	
		(restated, note 3)		(restated, note 3)
	2007	2006	2007	2006
Cash flows from	$	$	$	$
Operating activities				
Net loss for the period	(2,083)	(384)	(5,316)	(2,043)
Items not affecting cash and cash equivalents				
Net loss (gain) on gold sales contracts	-	26	-	(560)
Latent loss (gain) on derivative financial instruments	(511)	-	2,839	-
Amortization of property, plant and equipment	3,146	2,817	6,310	5,408
Stock-based compensation	342	318	694	367
Deferred revenue on interest rate swap related to gold sales contracts	-	-	-	(79)
Accretion expense of asset retirement obligations	65	38	121	76
Gain on disposal of short-term investments	-	(1,437)	-	(1,437)
Amortization of deferred financing costs	129	20	243	40
Unrealized foreign exchange loss	503	277	571	277
Minority interest in a subsidiary's net loss	-	-	-	(352)
	1,591	1,675	5,462	1,697
Changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment (note 17a)	968	(6,025)	(3,371)	(6,495)
	2,559	(4,350)	2,091	(4,798)
Financing activities				
New term facility, net of financing costs	16,850	-	16,850	-
Reimbursement of long-term debt	(1,384)	(1,384)	(1,518)	(1,518)
Issuance of share capital	68	1,221	197	1,640
	15,534	(163)	15,529	122
Investment activities				
Acquisition of mining assets	(19,204)	(1,613)	(28,345)	(2,081)
Proceeds on disposal of short-term investments	-	3,227	-	3,227
Disposal of interest in a subsidiary	-	-	-	472
Financial instruments settled	(1,008)	-	(13,552)	-
Additions to property, plant and equipment	(3,239)	(7,624)	(7,478)	(9,950)
Increase in restricted cash	(7,000)	-	(7,000)	-
	(30,451)	(6,010)	(56,375)	(8,332)
Net decrease in cash and cash equivalents during the period	(12,358)	(10,523)	(38,755)	(13,008)
Cash and cash equivalents – beginning of the period	56,208	19,723	82,605	22,208
Cash and cash equivalents – end of the period	43,850	9,200	43,850	9,200

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

1 Basis of presentation

These consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles. These consolidated interim financial statements do not include all disclosures required under Canadian generally accepted accounting principles for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2006.

The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the interim consolidated financial statements

Those consolidated financial statements were prepared using the same accounting policies in application for the consolidated financial statements as of December 31, 2006, with the exception for modifications specified below.

New classification

Certain comparative amounts were reclassified according to the presentation adopted for the period ended June 30, 2007.

2 Incorporation and nature of activities

SEMAFO inc. (the « company ») was incorporated under Part 1A of the Quebec Companies Act.

The company, its subsidiaries and its joint venture are engaged in gold mining and related activities, including exploration, development and operations. These activities are conducted in West Africa. The company and its subsidiaries presently own and operate two gold mines in Guinea and Niger as well as the Mana project in Burkina Faso which is under construction.

The company, its subsidiaries and its joint venture have interests in mining properties currently at the exploration or development stage. Certain of these properties are in the process of evaluation to determine the economics of putting them into production. The potential for recovery of costs incurred on these properties and of related deferred charges depends on the existence of sufficient quantities of reserves, obtaining all required permits, the company's ability to obtain appropriate financing to put these properties into production, and the ability to realize a profitable return for the company.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 1506 "Accounting Changes". This standard establishes criteria for changing significant accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

Effective January 1, 2007, the Company adopted four new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") addressing Financial Instruments, Stripping Costs Incurred in the Production Phase of a Mining Operation (stripping costs), Comprehensive Income and Unitholders' Equity.

a) Financial Instruments

In the normal course of business, the Company uses financial instruments.

Section 3855 (Financial Instruments) establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial instruments are required to be measured at fair value on initial recognition, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities classified as held-for-trading are required to be measured at fair value, with gains and losses recognized in net earnings.

Financial assets classified as held-to-maturity, loans and receivables and financial liabilities (other than those held-for-trading) are required to be measured at amortized cost using the effective interest method of amortization.

Available-for-sale financial assets are required to be measured at fair value, with unrealized gains and losses recognized in Other Comprehensive Income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market should be measured at cost.

Short-term investments are classified under "Available-for-sale financial Assets". It is measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded as Comprehensive Income. As at January 1, 2007, the carrying value and fair value of portfolio investments were $1,019,000 and $1,388,000, respectively. The initial valuation resulted in a net unrealized gain of $369,000. This net unrealized gain is presented as an adjustment to consolidated Accumulated Other Comprehensive Income.

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in a financial instrument or other contract but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are required to be recognized in net earnings, except for derivatives that are designated as a cash flow hedge, in which case the fair value change for the effective portion of such hedge relationship is required to be recognized in Other Comprehensive Income. The company chose January 1, 2003 as the transition date for the embedded derivatives, the date that is the latest that could be chosen according to the accounting policy.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications (continued)

The Company has implemented the following classification:

- Cash and cash equivalents are classified as "held-for-trading". These financial assets measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded in net income.

- Short-term investments are classified under "Available-for-sale financial Assets". It is measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded as Comprehensive Income.

- Accounts payable and accrued liabilities and long-term debt are classified as "held-to-maturity". After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. According to the effective interest rate method, deferred financing fees are recorded as a reduction of long-term debt.

This Section is applied retroactively without restating comparative figures, resulting in the following adjustments as at January 1, 2007:

	$
Portfolio investments	369,000
Net Change – Other components of Comprehensive Income	369,000

Under the new Sections, the commitments to physically deliver gold sales contracts constitute, as of January 1, 2007, non-financial derivative instruments and were recorded at fair value on the balance sheet. The fair value of those commitments was evaluated at $35,770,000 as at January 1, 2007 (calculated using a gold market value of $636 per ounce). Upon initial adoption of the standard, the amount (net of related deferred revenue of $3,417,000) was recognized in the opening balance of retained earnings. Because the Company does not follow the accounting standards of hedge accounting, the subsequent fluctuations of the fair value of these instruments will be included in net income (loss).

In addition, an amount of $55,000 was adjusted to the retained earnings opening balance as at January 1, 2007 in order to incorporate the amortization of the deferred financing costs according to the effective interest rate method.

b) Stripping Costs Incurred in the Production Phase of a Mining Operation (stripping costs)

Mining costs associated with stripping activities are deferred and disclosed in the property, plant and equipment in the case of an open pit mine if the actual ratio of total tonnes of waste material relative to the total tonnes of ore in a given year is higher than the estimated average ratio for the life of the mine. These costs are subsequently charged to operating costs in the periods during which the said ratio is lower than the estimated average ratio for the life of the mine.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications (continued)

Effective January 1, 2007, the Company adopted the new accounting recommendation contained in EIC 160 published by the Emerging Issues Committee of the CICA. The recommendations require that, for fiscal years beginning on or after July 1, 2006, the stripping costs should be accounted for as variable production costs to be included in the costs of inventory produced during the period in which they are incurred. Stripping costs should be capitalized when the stripping activity can be shown to be a betterment of the mineral property. The amount capitalized in the balance sheet as a deferred stripping asset totals $9,166,000 as at December 31, 2006.

The financial information from prior periods was restated to take this change into account. The impact of the change is as follows:

	As previously reported $	Change $	Restated $
Inventories as at December 31, 2006	18,861	2,711	21,572
Property, plant and equipment as at December 31, 2006	100,925	(9,166)	91,759
Mining operations expense for the second quarter 2006	11,950	1,019	12,969
Mining operations expense for the first six months of 2006	21,800	2,622	24,422
Minority interest in a subsidiary's net loss for the second quarter 2006	(934)	934	-
Minority interest in a subsidiary's net loss for the first six months of 2006	(1,381)	1,029	(352)
Net income (loss) for the second quarter 2006	1,569	(1,953)	(384)
Net income (loss) for the first six months of 2006	1,608	(3,651)	(2,043)
Deficit as at December 31, 2005	(58,465)	(766)	(59,231)
Deficit as at March 31, 2006	(58,426)	(2,464)	(60,890)
Deficit as at June 30, 2006	(56,857)	(4,417)	(61,274)
Deficit as at December 31, 2006	(75,292)	(6,455)	(81,747)

Commensurate with this transition, the Company revised its accounting policy regarding the valuation of ore in stockpiles from presently using the first-in, first-out method ("FIFO") to the average cost method effective January 1, 2007. This accounting policy modification was applied retroactively and this modification of accounting policy did not have a significant impact on the financial statements.

c) Comprehensive Income and Unitholders' Equity

Under Section 1530, Comprehensive Income is comprised of net earnings (loss) and Other Comprehensive Income ("OCI"), which represents changes in Unitholders' equity during a period arising from transactions and other events with non-owner sources. OCI generally would include unrealized gains and losses on financial assets classified as available-for-sale. The Company's consolidated financial statements include a consolidated statement of Other Comprehensive Income while the cumulative amount and Accumulated Other Comprehensive Income (''AOCI'') are presented as a separate item of Unitholders' equity.

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 3251 "Equity" which describes the standards for presenting equity and changes in equity. Due to the adoption of Section 3251 and Section 1530 described above the Company's financial statements now include information on Comprehensive Income and its other components.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

4 Portfolio investments

The portfolio investments consist in share capital that is available-for-sale and is accounted for at its faire value.

	As at June 30, 2007 $	As at December 31, 2006 $
Cost	1,019	1,019
Latent gain	409	-
Fair value of portfolio investments available-for-sale	1,428	1,019

5 Inventories

	As at June 30, 2007 $	As at December 31 2006, $ (restated, note 3)
Gold ingots	4,437	2,407
Gold in circuit	1,127	1,792
Stockpiles	6,892	8,812
Supplies and spare parts	8,711	8,561
	21,167	21,572

6 Other short-term assets

	As at June 30, 2007 $	As at December 31, 2006 $
Prepaid expenses	3,510	2,616
	3,510	2,616

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

7 Property, plant and equipment

			As at June 30, 2007
	Cost $	Accumulated depreciation $	Net $
Property acquisition costs, deferred exploration and development costs	79,387	30,861	48,526
Buildings and equipment related to mining production	31,834	10,110	21,724
Mining equipment	19,276	1,158	18,118
Rolling stock, communication and computer equipment	7,750	3,661	4,089
	138,247	45,790	92,457

			As at December 31, 2006 (restated, note 3)
	Cost $	Accumulated depreciation $	Net $
Property acquisition costs, deferred exploration and development costs	76,381	26,979	49,402
Buildings and equipment related to mining production	29,517	8,342	21,175
Mining equipment	17,206	246	16,960
Rolling stock, communication and computer equipment	7,278	3,056	4,222
	130,382	38,623	91,759

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

8 Mining assets

Mining assets are comprised of wholly owned mining rights, undivided interests in properties and deferred exploration and development costs.

	As at June 30, 2007 $	As at December 31, 2006 $
Burkina Faso (Mana)	49,579	21,225
Burkina Faso (Datambi)	820	820
Projects - Energy	488	232
	50,887	22,277

Royalties will be paid if commercial operations are attained on certain mining properties.

Costs and deferred exploration and development costs

	As at June 30, 2007 $
Balance – beginning of period	22,277
Increase in construction costs and deferred development costs of the Mana project [1]	28,354
Increase in deferred development costs related to the projects – Energy	256
Balance – end of the period	50,887

[1] The construction costs of the Mana project included advances on contracts.

9 Other assets

	As at June 30, 2007 $	As at December 31, 2006 $
Deferred financing costs (note 3a)	-	1,366
Others	-	31
	-	1,397

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

10 Long-term debt

The long-term debt consists of the following :

	As at June 30, 2007 $	As at December 31, 2006 $
Loan of $1,615,000, bearing interest at 3.75% over LIBOR payable quarterly, principal repayable in twelve equal quarterly instalments starting September 15, 2005. Financed equipment is pledged as a guarantee on this loan.	536	804
Bank loan of $12,500,000, bearing interest at 3.00% over LIBOR payable semi-annually, principal repayable in ten equal semi-annual instalments starting April 1, 2005, secured by a pledge of the shares and assets of a subsidiary. The loan is also secured by a guarantee (limited to 40% of any outstanding amounts on the loan) granted by SEMAFO Inc.[1)]	6,250	7,500
Bank loan of $20,000,000, bearing interest at 8.50% payable quarterly, principal repayable in sixteen equal quarterly instalments starting September 30, 2007, secured by a pledge of certain assets and by an assignment of claims of certain inter-company advances.[2)]	20,000	20,000
Term facility of $45,000,000, with progressive disbursements, bearing interest at 3.00% over LIBOR payable quarterly, principal repayable in fifteen equal quarterly installments starting June 30, 2008. The facility is secured by pledge of shares of a subsidiary and a pledge of assets. The facility is also secured by pledges and assignments of bank accounts, inter-company advances and other intangibles.[3) 4) 5)]	17,750	-
Long-term debt	44,536	28,304
Deferred financing fees	(2,742)	-
Long-term debt net of deferred financing costs	41,794	28,304
Current portion of long-term debt	(10,020)	(5,536)
Long-term portion of long-term debt	31,774	22,768

1) The company is required to maintain a cash balance of $1,250,000 until the full repayment of the loan.

2) The company granted 800,000 warrants to the lender. Each warrant entitles its holder to purchase one common share of the company at a price of $2.12 (CA $2.25) on or prior to July 19, 2011. The fair value of the warrants has been established at $656,000.

3) As part of this transaction, the company granted 1,000,000 warrants to the lender. Each warrant entitles its holder to purchase one common share at a price of $1.88 (CA$2.00) on or prior to February 20, 2012. The fair value of the warrants has been established at $800,000.

4) As at June 30, 2007, a disbursement of $17,750,000 was made. The company expects to receive the remaining disbursements by the end of December 2007.

5) During the construction period, the company is required to maintain in a distinct account an amount of $7,000,000 in the event of cost overruns.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

10 Long-term debt (continued)

The aggregate amount of the long-term debt payments required in each of the next five years is as follows:

	$
2007	4,018
2008	16,768
2009	16,250
2010	5,000
2011	2,500

11 Asset retirement obligations for property, plant and equipment

The company's operations are governed by a mining agreement governing the protection of the environment. The Company conducts its operations in order to protect the public health and the environment. The company will implement progressive measures for rehabilitation work during the operation, closing down and follow-up work upon closing of the mine. Hence, the company accounted for its asset retirement obligations for property, plant and equipment of the mining sites using cost estimates. Those estimates are subject to changes following modifications to laws and regulations or as new information becomes available.

The table below presents the evolution of the asset retirement obligations for property, plant and equipment for the years.

	As at June 30, 2007 $	As at December 31, 2006 $
Balance — beginning of period	2,757	1,910
Increase due to accretion expense	121	153
New liability	387	743
Liabilities paid off	(26)	(49)
Balance — end of period	3,239	2,757

The estimated undiscounted cash flow required to settle the asset retirement obligations is $3,780,000. Those disbursements are expected to be made during the years 2007 to 2014. An 8% discount rate was used to evaluate those obligations.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

12 Share capital

Authorized
Unlimited number of common shares without par value
Unlimited number of Class "A" preferred shares, no par value, non-voting, non-participating and redeemable at the option of the holder at a price of $0.31 (CA$0.33) per share
Unlimited number of Class "B" preferred shares, no par value, non-voting, non-participating and redeemable at the option of the company at a price of $0.11 (CA$0.12) per share

Movements in the company's share capital are as follows:

		As at June 30, 2007		As at December 31, 2006
	Number (in thousands)	Amount $	Number (in thousands)	Amount $
Common shares				
Balance at beginning of period	194,125	246,688	134,184	148,168
Issued and paid in cash	-	-	55,300	91,148
Issued for exercises of options	215	331	254	372
Issued for exercises of warrants	-	-	4,387	7,000
Balance at the end of period	194,340	247,019	194,125	246,688
Warrants				
Balance at beginning of period	2,363	1,420	5,696	2,054
Exercised	-	-	(4,387)	(1,426)
Issued to agents	-	-	344	160
Issued to lender (note 10)	1,000	800	800	656
Expired	-	-	(90)	(24)
Balance at end of period	3,363	2,220	2,363	1,420
Common shares and warrants	197,703	249,239	196,488	248,108

Warrants

Warrants outstanding as at June 30, 2007 :

Expiration date	Exercise price	Number of warrants
July 2007	$1.93 (CA $2.05)	344,000
December 2008	$1.76 (CA $1.87)	1,219,000
July 2011	$2.12 (CA $2.25)	800,000
February 2012	$1.88 (CA $2.00)	1,000,000
		3,363,000

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

12 Share capital (continued)

Options

A total of 1,700,000 new options were issued to employees and officers of the company during the first six months of 2007. Those options were subject to a valuation.

A total of 215,000 options were exercised during the first six months of 2007 under the Plan for a cash consideration of $197,000 (CA$225,000). An amount of $134,000 from these options has been reclassified from contributed surplus to share capital.

The following table sets forth the options granted to employees, officers, consultants and directors as part of their remuneration under the Plan:

	As at June 30, 2007		As at December 31, 2006	
	Number of options (in thousands)	Weighted average exercise price ($)	Number of options (in thousands)	Weighted average exercise price ($)
Balance – beginning of period	5,082	1.77	2,282	1.09
Cancelled or expired	(547)	2.58	(116)	1.51
Exercised	(215)	0.98	(254)	0.84
Issued	1,700	1.76	3,170	2.18
Balance – end of period	6,020	1.86	5,082	1.77
Options exercisable – end of period	2,315	1.53	2,060	1.15

13 Contributed surplus

The contributed surplus account is composed of:

	As at June 30, 2007 $	As at December 31, 2006 $
Balance – beginning of period	1,978	929
Exercised options	(134)	(154)
Charges from valuation of options	694	1,179
Expired warrants	-	24
Balance – end of period	2,538	1,978

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

14 Accumulated Other Comprehensive Income

	Six-month period ended June 30, 2007 $
Modification following the adoption of Section 3855 'Financial instruments' (note 3a)	369
Latent gain on portfolio investment available-for-sale	40
Accumulated latent gain on portfolio investment	409

15 Financial instruments

Gold sales contrats
As at June 30, 2007, the company had commitments to deliver 96,000 ounces of gold over the next three years at an average price valued at $375 per ounce.

	2007	2008	2009	Total
Ounces (in thousands)	13	48	35	96

In addition, our positions include an interest rate swap. Pursuant to the swap agreement, the company is committed to pay the difference between the « LIBOR » USD three (3) months and the « GOFO » three (3) months interest rate, whereas the counterparty is committed to pay a fixed interest rate of 1 % per annum.

During the first half of 2007, the company proceeded to the settlement of gold sales contracts representing 49,000 ounces for a total amount of $13,905,000.

The gold sales contracts do not qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognized in net income (loss).

The following table sets forth the changes in the fair value of the derivative instruments accounted for in the consolidated financial statements.

	Three-month period ended June 30, 2007 $	Six-month period ended June 30, 2007 $
Recognition of the fair value at the beginning of the period (note 3a)	(29,993)	(39,187)
Financial instruments settled :		
Gold sales contracts	1,170	13,905
Swap	(162)	(353)
Changes to fair value	511	(2,839)
Fair value at the end of the period (calculated using a market price for gold of $648 per ounce)	(28,474)	(28,474)

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

16 Commitments

Construction – Mana projet

The company signed several contracts relating to the construction of the Mana operating plant in Burkina Faso. As at June 30, 2007 the company had commitments totaling $14,796,000 ($14,383,000 as at December 31, 2006).

17 Financial information included in consolidated statements of cash flows

a) Net changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment

	Three-month period ended June 30,	(restated, note 3)	Six-month period ended June 30,	(restated, note 3)
	2007	2006	2007	2006
	$	$	$	$
Accounts receivable	193	(2,473)	(3,534)	(1,134)
Inventories	(1,979)	(700)	765	(2,755)
Other assets	(344)	(1,089)	(605)	(1,687)
Accounts payable and accrued liabilities	3,112	(1,981)	29	(1,365)
Settlement of liabilities related to asset retirement obligations for property, plant and equipment	(14)	(10)	(26)	(16)
Deferred revenue on interest rate swap related to gold sales contracts	-	228	-	462
	968	(6,025)	(3,371)	(6,495)

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

17 Financial information included in consolidated statements of cash flows (continued)

b) Supplemental information on items not affecting cash and cash equivalents

	Three-month period ended June 30		Six-month period ended June 30	
	2007	2006	2007	2006
	$	$	$	$
Unrealized foreign exchange loss on advances payable	503	277	571	277
Amortization of property, plant and equipment allocated to mining assets	370	10	497	18
Net effect of amortization of property, plant and equipment allocated to inventories	221	692	360	(518)
Asset retirement obligations for property, plant and equipment allocated to fixed assets	184	121	387	315

c) Cash flows related to interest

	Three-month period ended June 30		Six-month period ended June 30	
	2007	2006	2007	2006
	$	$	$	$
Interest paid during the period	851	390	1,294	417

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

18 Segmented information

The company is conducting exploration and production activities on different sites in Guinea, Niger and Burkina Faso. These sites are managed separately given their different locations and laws.

	Kiniero Mine, Guinea $	Samira Hill Mine, Niger $	Mana Project, Burkina Faso $	Corporate and others $	Total $
Three-month period ended June 30, 2007					
Revenue – Gold sales	6,032	12,104	-	-	18,136
Operating expenses	7,099	7,650	-	-	14,749
Amortization of property, plant and equipment	1,071	2,041	-	34	3,146
Acquisition of property, plant and equipment	2,151	1,011	688	15	3,865
Change to the fair value of the derivative financial instruments	-	511	-	-	511
Net income (loss)	(3,102)	1,913	-	(894)	(2,083)
Three-month period ended June 30, 2006 (restated, note 3)					
Gold sales	9,543	5,440	-	-	14,983
Net loss on gold sales contracts	-	(26)	-	-	(26)
Revenue	9,543	5,414	-	-	14,957
Operating expenses	6,157	6,812	-	-	12,969
Amortization of property, plant and equipment	1,097	1,713	-	7	2,817
Acquisition of property, plant and equipment	6,648	985	93	18	7,744
Net income (loss)	2,330	(4,097)	-	1,383	(384)

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

18 Segmented information (continued)

	Kiniero Mine, Guinea $	Samira Hill Mine, Niger $	Mana Project, Burkina Faso $	Corporate and others $	Total $
Six-month period ended June 30, 2007					
Revenue – Gold sales	11,282	25,430	-	-	36,712
Operating expenses	10,905	17,323	-	-	28,228
Amortization of property, plant and equipment	1,860	4,384	-	66	6,310
Acquisition of property, plant and equipment	3,688	1,891	2,215	71	7,865
Change to the fair value of the derivative financial instruments	-	(2,839)	-	-	(2,839)
Net income (loss)	(2,536)	(605)	-	(2,175)	(5,316)
As at June 30, 2007					
Property, plant and equipment	28,693	52,227	11,075	462	92,182
Mining Assets	-	-	49,579	1,308	50,887
Total Assets	38,705	72,260	65,963	48,658	225,586
Six-month period ended June 30, 2006 (restated, note 3)					
Gold sales	14,804	12,680	-	-	27,484
Net gain on gold sales contracts	-	560	-	-	560
Revenue	14,804	13,240	-	-	28,044
Operating expenses	10,558	13,864	-	-	24,422
Amortization of property, plant and equipment	1,828	3,566	-	14	5,408
Acquisition of property, plant and equipment	8,170	1,899	95	101	10,265
Net income (loss)	2,800	(5,550)	-	707	(2,043)
As at June 30, 2006 (restated, note 3)					
Property, plant and equipment	23,378	52,826	158	323	76,685
Mining Assets	-	-	9,480	2,553	12,033
Total Assets	31,557	69,032	10,564	12,120	123,273

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

19 Comparative figures

Certain comparative data were reclassified to conform to the presentation adopted for the period ended June 30, 2007.

Investors Information

Requests for copies of the
Annual Report, Quarterly Reports and Company Information
may be addressed to :

Benoit La Salle
President and Chief Executive Officer

750, Marcel-Laurin Blvd, Suite 375
Saint-Laurent (Quebec) H4M 2M4

Telephone : (514) 744-4408
Fax : (514) 744-2291
E-mail : info@semafo.com
WWW : http//www.semafo.com

Transfer Agent

Computershare Trust Company of Canada

Stock Exchange Listing

The Toronto Stock Exchange
Symbol «SMF»
Cusip : 81692210-8

AFO

SEMAFO inc.

Consolidated financial statements
June 30, 2007 and 2006

SEMAFO inc.

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	As at June 30, 2007 $	As at December 31, 2006 $ (restated, note 3)
Assets		
Current assets		
Cash and cash equivalents	43,850	82,605
Portfolio investments (note 4)	1,428	1,019
Accounts receivable	4,037	503
Inventories (notes 3 and 5)	21,167	21,572
Restricted cash (note 10)	7,000	-
Other short-term assets (note 6)	3,510	2,616
	80,992	108,315
Property, plant and equipment (notes 3 and 7)	92,457	91,759
Mining assets (note 8)	50,887	22,277
Other assets (note 9)	-	1,397
Restricted cash (note 10)	1,250	1,250
	225,586	224,998
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	13,274	13,245
Current portion of long-term debt (note 10)	10,020	5,536
Deferred revenues	-	2,717
	23,294	21,498
Long-term debt (note 10)	31,774	22,768
Deferred revenues	-	700
Fair value of derivative financial instruments (note 15)	28,474	-
Advances payable	9,507	8,936
Asset retirement obligations for property, plant and equipment (note 11)	3,239	2,757
	96,288	56,659
Shareholders' Equity		
Share capital (note 12)	249,239	248,108
Contributed surplus (note 13)	2,538	1,978
Deficit	(122,888)	(81,747)
Accumulated Other Comprehensive Income (note 14)	409	-
	129,298	168,339
	225,586	224,998

Approved by the Board,

Jean Lamarre, Director

Benoit La Salle, Director

SEMAFO inc.

Consolidated Statements of Deficit and Comprehensive Income

(unaudited, expressed in thousands of U.S. dollars)

Consolidated Deficit

	Three-month period ended June 30		Six-month period ended June 30	
	2007 $	2006 $	2007 $	2006 $
Balance – beginning of period				
Balance previously reported	(120,805)	(58,426)	(75,292)	(58,465)
Accounting change :				
• Stripping costs (note 3b)	-	(2,464)	(6,455)	(766)
Restated balance	(120,805)	(60,890)	(81,747)	(59,231)
Accounting changes – financial instruments (note 3a) :				
• Gold sales contracts	-	-	(35,770)	-
• Deferred financing costs	-	-	(55)	-
Net loss for the period	(2,083)	(384)	(5,316)	(2,043)
Balance – end of period	(122,888)	(61,274)	(122,888)	(61,274)

Consolidated Comprehensive Income

	Three-month period ended June 30		Six-month period ended June 30	
	2007 $	2006 $	2007 $	2006 $
Net loss for the period	(2,083)	(384)	(5,316)	(2,043)
Other components of Comprehensive Income :				
• Net variation on the latent gain on the financial assets available-for-sale	(289)	-	40	-
Comprehensive income	(2,372)	(384)	(5,276)	(2,043)

SEMAFO inc.

Consolidated Statements of Operations

(unaudited, expressed in thousands of U.S. dollars, except for amounts per share)

	Three-month period ended June 30		Six-month period ended June 30	
		(restated, note 3)		(restated, note 3)
	2007	2006	2007	2006
	$	$	$	$
Revenue – Gold sales	18.136	14,957	36,712	28,044
Expenses				
Mining operations	14.749	12,969	28,228	24,422
Amortization of property, plant and equipment	3.146	2,817	6,310	5,408
Administration	2,215	1,304	4.022	2,183
Stock-based compensation (note 12)	342	318	694	367
Loss on settlement of gold sales contracts	-	-	-	55
Change to the fair value of derivative financial instruments (note 15)	(511)	-	2,839	-
Accretion expense of asset retirement obligations for property, plant and equipment (note 11)	65	38	121	76
	20,006	17,446	42.214	32,511
Loss before the undernoted items	(1.870)	(2,489)	(5.502)	(4,467)
Interest, financing fees and other income	(377)	(70)	(1,022)	(191)
Gain on disposal of short-term investments	-	(1,437)	-	(1,437)
Interest on long-term debt	482	185	989	402
Amortization of deferred financing costs	-	20	-	40
Foreign exchange loss (gain)	108	(803)	(153)	(886)
Net loss before minority interest	(2.083)	(384)	(5.316)	(2,395)
Minority interest in a subsidiary's net loss	-	-	-	(352)
Net loss for the period	(2,083)	(384)	(5.316)	(2,043)
Basic and diluted net loss per share	(0.01)	(0.01)	(0.03)	(0.02)

SEMAFO inc.
Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars)

	Three-month period ended June 30		Six-month period ended June 30	
		(restated, note 3)		(restated, note 3)
	2007	2006	2007	2006
Cash flows from	$	$	$	$
Operating activities				
Net loss for the period	(2,083)	(384)	(5,316)	(2,043)
Items not affecting cash and cash equivalents				
Net loss (gain) on gold sales contracts	-	26	-	(560)
Latent loss (gain) on derivative financial instruments	(511)	-	2,839	-
Amortization of property, plant and equipment	3,146	2,817	6,310	5,408
Stock-based compensation	342	318	694	367
Deferred revenue on interest rate swap related to gold sales contracts	-	-	-	(79)
Accretion expense of asset retirement obligations	65	38	121	76
Gain on disposal of short-term investments	-	(1,437)	-	(1,437)
Amortization of deferred financing costs	129	20	243	40
Unrealized foreign exchange loss	503	277	571	277
Minority interest in a subsidiary's net loss	-	-	-	(352)
	1,591	1,675	5,462	1,697
Changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment (note 17a)	968	(6,025)	(3,371)	(6,495)
	2,559	(4,350)	2,091	(4,798)
Financing activities				
New term facility, net of financing costs	16,850	-	16,850	-
Reimbursement of long-term debt	(1,384)	(1,384)	(1,518)	(1,518)
Issuance of share capital	68	1,221	197	1,640
	15,534	(163)	15,529	122
Investment activities				
Acquisition of mining assets	(19,204)	(1,613)	(28,345)	(2,081)
Proceeds on disposal of short-term investments	-	3,227	-	3,227
Disposal of interest in a subsidiary	-	-	-	472
Financial instruments settled	(1,008)	-	(13,552)	-
Additions to property, plant and equipment	(3,239)	(7,624)	(7,478)	(9,950)
Increase in restricted cash	(7,000)	-	(7,000)	-
	(30,451)	(6,010)	(56,375)	(8,332)
Net decrease in cash and cash equivalents during the period	(12,358)	(10,523)	(38,755)	(13,008)
Cash and cash equivalents – beginning of the period	56,208	19,723	82,605	22,208
Cash and cash equivalents – end of the period	43,850	9,200	43,850	9,200

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

1 Basis of presentation

These consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles. These consolidated interim financial statements do not include all disclosures required under Canadian generally accepted accounting principles for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2006.

The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the interim consolidated financial statements

Those consolidated financial statements were prepared using the same accounting policies in application for the consolidated financial statements as of December 31, 2006, with the exception for modifications specified below.

New classification

Certain comparative amounts were reclassified according to the presentation adopted for the period ended June 30, 2007.

2 Incorporation and nature of activities

SEMAFO inc. (the « company ») was incorporated under Part IA of the Quebec Companies Act.

The company, its subsidiaries and its joint venture are engaged in gold mining and related activities, including exploration, development and operations. These activities are conducted in West Africa. The company and its subsidiaries presently own and operate two gold mines in Guinea and Niger as well as the Mana project in Burkina Faso which is under construction.

The company, its subsidiaries and its joint venture have interests in mining properties currently at the exploration or development stage. Certain of these properties are in the process of evaluation to determine the economics of putting them into production. The potential for recovery of costs incurred on these properties and of related deferred charges depends on the existence of sufficient quantities of reserves, obtaining all required permits, the company's ability to obtain appropriate financing to put these properties into production, and the ability to realize a profitable return for the company.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 1506 "Accounting Changes". This standard establishes criteria for changing significant accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

Effective January 1, 2007, the Company adopted four new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") addressing Financial Instruments, Stripping Costs Incurred in the Production Phase of a Mining Operation (stripping costs), Comprehensive Income and Unitholders' Equity.

a) Financial Instruments

In the normal course of business, the Company uses financial instruments.

Section 3855 (Financial Instruments) establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial instruments are required to be measured at fair value on initial recognition, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities classified as held-for-trading are required to be measured at fair value, with gains and losses recognized in net earnings.

Financial assets classified as held-to-maturity, loans and receivables and financial liabilities (other than those held-for-trading) are required to be measured at amortized cost using the effective interest method of amortization.

Available-for-sale financial assets are required to be measured at fair value, with unrealized gains and losses recognized in Other Comprehensive Income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market should be measured at cost.

Short-term investments are classified under "Available-for-sale financial Assets". It is measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded as Comprehensive Income. As at January 1, 2007, the carrying value and fair value of portfolio investments were $1,019,000 and $1,388,000, respectively. The initial valuation resulted in a net unrealized gain of $369,000. This net unrealized gain is presented as an adjustment to consolidated Accumulated Other Comprehensive Income.

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in a financial instrument or other contract but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are required to be recognized in net earnings, except for derivatives that are designated as a cash flow hedge, in which case the fair value change for the effective portion of such hedge relationship is required to be recognized in Other Comprehensive Income. The company chose January 1, 2003 as the transition date for the embedded derivatives, the date that is the latest that could be chosen according to the accounting policy.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications (continued)

The Company has implemented the following classification:

- Cash and cash equivalents are classified as "held-for-trading". These financial assets measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded in net income.

- Short-term investments are classified under "Available-for-sale financial Assets". It is measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded as Comprehensive Income.

- Accounts payable and accrued liabilities and long-term debt are classified as "held-to-maturity". After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. According to the effective interest rate method, deferred financing fees are recorded as a reduction of long-term debt.

This Section is applied retroactively without restating comparative figures, resulting in the following adjustments as at January 1, 2007:

	$
Portfolio investments	369,000
Net Change – Other components of Comprehensive Income	369,000

Under the new Sections, the commitments to physically deliver gold sales contracts constitute, as of January 1, 2007, non-financial derivative instruments and were recorded at fair value on the balance sheet. The fair value of those commitments was evaluated at $35,770,000 as at January 1, 2007 (calculated using a gold market value of $636 per ounce). Upon initial adoption of the standard, the amount (net of related deferred revenue of $3,417,000) was recognized in the opening balance of retained earnings. Because the Company does not follow the accounting standards of hedge accounting, the subsequent fluctuations of the fair value of these instruments will be included in net income (loss).

In addition, an amount of $55,000 was adjusted to the retained earnings opening balance as at January 1, 2007 in order to incorporate the amortization of the deferred financing costs according to the effective interest rate method.

b) Stripping Costs Incurred in the Production Phase of a Mining Operation (stripping costs)

Mining costs associated with stripping activities are deferred and disclosed in the property, plant and equipment in the case of an open pit mine if the actual ratio of total tonnes of waste material relative to the total tonnes of ore in a given year is higher than the estimated average ratio for the life of the mine. These costs are subsequently charged to operating costs in the periods during which the said ratio is lower than the estimated average ratio for the life of the mine.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications (continued)

Effective January 1, 2007, the Company adopted the new accounting recommendation contained in EIC 160 published by the Emerging Issues Committee of the CICA. The recommendations require that, for fiscal years beginning on or after July 1, 2006, the stripping costs should be accounted for as variable production costs to be included in the costs of inventory produced during the period in which they are incurred. Stripping costs should be capitalized when the stripping activity can be shown to be a betterment of the mineral property. The amount capitalized in the balance sheet as a deferred stripping asset totals $9,166,000 as at December 31, 2006.

The financial information from prior periods was restated to take this change into account. The impact of the change is as follows:

	As previously reported $	Change $	Restated $
Inventories as at December 31, 2006	18,861	2,711	21,572
Property, plant and equipment as at December 31, 2006	100,925	(9,166)	91,759
Mining operations expense for the second quarter 2006	11,950	1,019	12,969
Mining operations expense for the first six months of 2006	21,800	2,622	24,422
Minority interest in a subsidiary's net loss for the second quarter 2006	(934)	934	-
Minority interest in a subsidiary's net loss for the first six months of 2006	(1,381)	1,029	(352)
Net income (loss) for the second quarter 2006	1,569	(1,953)	(384)
Net income (loss) for the first six months of 2006	1,608	(3,651)	(2,043)
Deficit as at December 31, 2005	(58,465)	(766)	(59,231)
Deficit as at March 31, 2006	(58,426)	(2,464)	(60,890)
Deficit as at June 30, 2006	(56,857)	(4,417)	(61,274)
Deficit as at December 31, 2006	(75,292)	(6,455)	(81,747)

Commensurate with this transition, the Company revised its accounting policy regarding the valuation of ore in stockpiles from presently using the first-in, first-out method ("FIFO") to the average cost method effective January 1, 2007. This accounting policy modification was applied retroactively and this modification of accounting policy did not have a significant impact on the financial statements.

c) Comprehensive Income and Unitholders' Equity

Under Section 1530, Comprehensive Income is comprised of net earnings (loss) and Other Comprehensive Income ("OCI"), which represents changes in Unitholders' equity during a period arising from transactions and other events with non-owner sources. OCI generally would include unrealized gains and losses on financial assets classified as available-for-sale. The Company's consolidated financial statements include a consolidated statement of Other Comprehensive Income while the cumulative amount and Accumulated Other Comprehensive Income (''AOCI'') are presented as a separate item of Unitholders' equity.

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 3251 "Equity" which describes the standards for presenting equity and changes in equity. Due to the adoption of Section 3251 and Section 1530 described above the Company's financial statements now include information on Comprehensive Income and its other components.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

4 Portfolio investments

The portfolio investments consist in share capital that is available-for-sale and is accounted for at its faire value.

	As at June 30, 2007 $	As at December 31, 2006 $
Cost	1,019	1,019
Latent gain	409	-
Fair value of portfolio investments available-for-sale	1,428	1,019

5 Inventories

	As at June 30, 2007 $	As at December 31 2006, $ (restated, note 3)
Gold ingots	4,437	2,407
Gold in circuit	1,127	1,792
Stockpiles	6,892	8,812
Supplies and spare parts	8,711	8,561
	21,167	21,572

6 Other short-term assets

	As at June 30, 2007 $	As at December 31, 2006 $
Prepaid expenses	3,510	2,616
	3,510	2,616

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

7 Property, plant and equipment

			As at June 30, 2007
	Cost $	Accumulated depreciation $	Net $
Property acquisition costs, deferred exploration and development costs	79,387	30,861	48,526
Buildings and equipment related to mining production	31,834	10,110	21,724
Mining equipment	19,276	1,158	18,118
Rolling stock, communication and computer equipment	7,750	3,661	4,089
	138,247	45,790	92,457

			As at December 31, 2006 (restated, note 3)
	Cost $	Accumulated depreciation $	Net $
Property acquisition costs, deferred exploration and development costs	76,381	26,979	49,402
Buildings and equipment related to mining production	29,517	8,342	21,175
Mining equipment	17,206	246	16,960
Rolling stock, communication and computer equipment	7,278	3,056	4,222
	130,382	38,623	91,759

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

8 Mining assets

Mining assets are comprised of wholly owned mining rights, undivided interests in properties and deferred exploration and development costs.

	As at June 30, 2007 $	As at December 31, 2006 $
Burkina Faso (Mana)	49,579	21,225
Burkina Faso (Datambi)	820	820
Projects - Energy	488	232
	50,887	22,277

Royalties will be paid if commercial operations are attained on certain mining properties.

Costs and deferred exploration and development costs

	As at June 30, 2007 $
Balance – beginning of period	22,277
Increase in construction costs and deferred development costs of the Mana project [1)]	28,354
Increase in deferred development costs related to the projects – Energy	256
Balance – end of the period	50,887

[1)] The construction costs of the Mana project included advances on contracts.

9 Other assets

	As at June 30, 2007 $	As at December 31, 2006 $
Deferred financing costs (note 3a)	-	1,366
Others	-	31
	-	1,397

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

10 Long-term debt

The long-term debt consists of the following :

	As at June 30, 2007 $	As at December 31, 2006 $
Loan of $1,615,000, bearing interest at 3.75% over LIBOR payable quarterly, principal repayable in twelve equal quarterly instalments starting September 15, 2005. Financed equipment is pledged as a guarantee on this loan.	536	804
Bank loan of $12,500,000, bearing interest at 3.00% over LIBOR payable semi-annually, principal repayable in ten equal semi-annual instalments starting April 1, 2005, secured by a pledge of the shares and assets of a subsidiary. The loan is also secured by a guarantee (limited to 40% of any outstanding amounts on the loan) granted by SEMAFO Inc.[1)]	6,250	7,500
Bank loan of $20,000,000, bearing interest at 8.50% payable quarterly, principal repayable in sixteen equal quarterly instalments starting September 30, 2007, secured by a pledge of certain assets and by an assignment of claims of certain inter-company advances.[2)]	20,000	20,000
Term facility of $45,000,000, with progressive disbursements, bearing interest at 3.00% over LIBOR payable quarterly, principal repayable in fifteen equal quarterly installments starting June 30, 2008. The facility is secured by pledge of shares of a subsidiary and a pledge of assets. The facility is also secured by pledges and assignments of bank accounts, inter-company advances and other intangibles.[3) 4) 5)]	17,750	-
Long-term debt	44,536	28,304
Deferred financing fees	(2,742)	-
Long-term debt net of deferred financing costs	41,794	28,304
Current portion of long-term debt	(10,020)	(5,536)
Long-term portion of long-term debt	31,774	22,768

1) The company is required to maintain a cash balance of $1,250,000 until the full repayment of the loan.
2) The company granted 800,000 warrants to the lender. Each warrant entitles its holder to purchase one common share of the company at a price of $2.12 (CA $2.25) on or prior to July 19, 2011. The fair value of the warrants has been established at $656,000.
3) As part of this transaction, the company granted 1,000,000 warrants to the lender. Each warrant entitles its holder to purchase one common share at a price of $1.88 (CA$2.00) on or prior to February 20, 2012. The fair value of the warrants has been established at $800,000.
4) As at June 30, 2007, a disbursement of $17,750,000 was made. The company expects to receive the remaining disbursements by the end of December 2007.
5) During the construction period, the company is required to maintain in a distinct account an amount of $7,000,000 in the event of cost overruns.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

10 Long-term debt (continued)

The aggregate amount of the long-term debt payments required in each of the next five years is as follows:

	$
2007	4,018
2008	16,768
2009	16,250
2010	5,000
2011	2,500

11 Asset retirement obligations for property, plant and equipment

The company's operations are governed by a mining agreement governing the protection of the environment. The Company conducts its operations in order to protect the public health and the environment. The company will implement progressive measures for rehabilitation work during the operation, closing down and follow-up work upon closing of the mine. Hence, the company accounted for its asset retirement obligations for property, plant and equipment of the mining sites using cost estimates. Those estimates are subject to changes following modifications to laws and regulations or as new information becomes available.

The table below presents the evolution of the asset retirement obligations for property, plant and equipment for the years.

	As at June 30, 2007 $	As at December 31, 2006 $
Balance — beginning of period	2,757	1,910
Increase due to accretion expense	121	153
New liability	387	743
Liabilities paid off	(26)	(49)
Balance — end of period	3,239	2,757

The estimated undiscounted cash flow required to settle the asset retirement obligations is $3,780,000. Those disbursements are expected to be made during the years 2007 to 2014. An 8% discount rate was used to evaluate those obligations.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

12 Share capital

Authorized
- Unlimited number of common shares without par value
- Unlimited number of Class "A" preferred shares, no par value, non-voting, non-participating and redeemable at the option of the holder at a price of $0.31 (CA$0.33) per share
- Unlimited number of Class "B" preferred shares, no par value, non-voting, non-participating and redeemable at the option of the company at a price of $0.11 (CA$0.12) per share

Movements in the company's share capital are as follows:

		As at June 30, 2007		As at December 31, 2006
	Number (in thousands)	**Amount $**	**Number (in thousands)**	**Amount $**
Common shares				
Balance at beginning of period	194,125	246,688	134,184	148,168
Issued and paid in cash	-	-	55,300	91,148
Issued for exercises of options	215	331	254	372
Issued for exercises of warrants	-	-	4,387	7,000
Balance at the end of period	194,340	247,019	194,125	246,688
Warrants				
Balance at beginning of period	2,363	1,420	5,696	2,054
Exercised	-	-	(4,387)	(1,426)
Issued to agents	-	-	344	160
Issued to lender (note 10)	1,000	800	800	656
Expired	-	-	(90)	(24)
Balance at end of period	3,363	2,220	2,363	1,420
Common shares and warrants	197,703	249,239	196,488	248,108

Warrants

Warrants outstanding as at June 30, 2007 :

Expiration date	**Exercise price**	**Number of warrants**
July 2007	$1.93 (CA $2.05)	344,000
December 2008	$1.76 (CA $1.87)	1,219,000
July 2011	$2.12 (CA $2.25)	800,000
February 2012	$1.88 (CA $2.00)	1,000,000
		3,363,000

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

12 Share capital (continued)

Options

A total of 1,700,000 new options were issued to employees and officers of the company during the first six months of 2007. Those options were subject to a valuation.

A total of 215,000 options were exercised during the first six months of 2007 under the Plan for a cash consideration of $197,000 (CA$225,000). An amount of $134,000 from these options has been reclassified from contributed surplus to share capital.

The following table sets forth the options granted to employees, officers, consultants and directors as part of their remuneration under the Plan:

	As at June 30, 2007		As at December 31, 2006	
	Number of options (in thousands)	Weighted average exercise price ($)	Number of options (in thousands)	Weighted average exercise price ($)
Balance – beginning of period	5,082	1.77	2,282	1.09
Cancelled or expired	(547)	2.58	(116)	1.51
Exercised	(215)	0.98	(254)	0.84
Issued	1,700	1.76	3,170	2.18
Balance – end of period	6,020	1.86	5,082	1.77
Options exercisable – end of period	2,315	1.53	2,060	1.15

13 Contributed surplus

The contributed surplus account is composed of:

	As at June 30, 2007 $	As at December 31, 2006 $
Balance – beginning of period	1,978	929
Exercised options	(134)	(154)
Charges from valuation of options	694	1,179
Expired warrants	-	24
Balance – end of period	2,538	1,978

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

14 Accumulated Other Comprehensive Income

	Six-month period ended June 30, 2007 $
Modification following the adoption of Section 3855 'Financial instruments' (note 3a)	369
Latent gain on portfolio investment available-for-sale	40
Accumulated latent gain on portfolio investment	409

15 Financial instruments

Gold sales contrats
As at June 30, 2007, the company had commitments to deliver 96,000 ounces of gold over the next three years at an average price valued at $375 per ounce.

	2007	2008	2009	Total
Ounces (in thousands)	13	48	35	96

In addition, our positions include an interest rate swap. Pursuant to the swap agreement, the company is committed to pay the difference between the « LIBOR » USD three (3) months and the « GOFO » three (3) months interest rate, whereas the counterparty is committed to pay a fixed interest rate of 1 % per annum.

During the first half of 2007, the company proceeded to the settlement of gold sales contracts representing 49,000 ounces for a total amount of $13,905,000.

The gold sales contracts do not qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognized in net income (loss).

The following table sets forth the changes in the fair value of the derivative instruments accounted for in the consolidated financial statements.

	Three-month period ended June 30, 2007 $	Six-month period ended June 30, 2007 $
Recognition of the fair value at the beginning of the period (note 3a)	(29,993)	(39,187)
Financial instruments settled :		
Gold sales contracts	1,170	13,905
Swap	(162)	(353)
Changes to fair value	511	(2,839)
Fair value at the end of the period (calculated using a market price for gold of $648 per ounce)	(28,474)	(28,474)

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

16 Commitments

Construction – Mana projet

The company signed several contracts relating to the construction of the Mana operating plant in Burkina Faso. As at June 30, 2007 the company had commitments totaling $14,796,000 ($14,383,000 as at December 31, 2006).

17 Financial information included in consolidated statements of cash flows

a) Net changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment

	Three-month period ended June 30,		Six-month period ended June 30,	
		(restated, note 3)		(restated, note 3)
	2007 $	2006 $	2007 $	2006 $
Accounts receivable	193	(2,473)	(3,534)	(1,134)
Inventories	(1,979)	(700)	765	(2,755)
Other assets	(344)	(1,089)	(605)	(1,687)
Accounts payable and accrued liabilities	3,112	(1,981)	29	(1,365)
Settlement of liabilities related to asset retirement obligations for property, plant and equipment	(14)	(10)	(26)	(16)
Deferred revenue on interest rate swap related to gold sales contracts	-	228	-	462
	968	(6,025)	(3,371)	(6,495)

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

17 Financial information included in consolidated statements of cash flows (continued)

b) Supplemental information on items not affecting cash and cash equivalents

	Three-month period ended June 30		Six-month period ended June 30	
	2007	2006	2007	2006
	$	$	$	$
Unrealized foreign exchange loss on advances payable	503	277	571	277
Amortization of property, plant and equipment allocated to mining assets	370	10	497	18
Net effect of amortization of property, plant and equipment allocated to inventories	221	692	360	(518)
Asset retirement obligations for property, plant and equipment allocated to fixed assets	184	121	387	315

c) Cash flows related to interest

	Three-month period ended June 30		Six-month period ended June 30	
	2007	2006	2007	2006
	$	$	$	$
Interest paid during the period	851	390	1,294	417

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

18 Segmented information

The company is conducting exploration and production activities on different sites in Guinea, Niger and Burkina Faso. These sites are managed separately given their different locations and laws.

	Kiniero Mine, Guinea $	Samira Hill Mine, Niger $	Mana Project, Burkina Faso $	Corporate and others $	Total $
Three-month period ended June 30, 2007					
Revenue – Gold sales	6,032	12,104	-	-	18,136
Operating expenses	7,099	7,650	-	-	14,749
Amortization of property, plant and equipment	1,071	2,041	-	34	3,146
Acquisition of property, plant and equipment	2,151	1,011	688	15	3,865
Change to the fair value of the derivative financial instruments	-	511	-	-	511
Net income (loss)	(3,102)	1,913	-	(894)	(2,083)
Three-month period ended June 30, 2006 (restated, note 3)					
Gold sales	9,543	5,440	-	-	14,983
Net loss on gold sales contracts	-	(26)	-	-	(26)
Revenue	9,543	5,414	-	-	14,957
Operating expenses	6,157	6,812	-	-	12,969
Amortization of property, plant and equipment	1,097	1,713	-	7	2,817
Acquisition of property, plant and equipment	6,648	985	93	18	7,744
Net income (loss)	2,330	(4,097)	-	1,383	(384)

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

18 Segmented information (continued)

	Kiniero Mine, Guinea $	Samira Hill Mine, Niger $	Mana Project, Burkina Faso $	Corporate and others $	Total $
Six-month period ended June 30, 2007					
Revenue – Gold sales	11,282	25,430	-	-	36,712
Operating expenses	10,905	17,323	-	-	28,228
Amortization of property, plant and equipment	1,860	4,384	-	66	6,310
Acquisition of property, plant and equipment	3,688	1,891	2,215	71	7,865
Change to the fair value of the derivative financial instruments	-	(2,839)	-	-	(2,839)
Net income (loss)	(2,536)	(605)	-	(2,175)	(5,316)
As at June 30, 2007					
Property, plant and equipment	28,693	52,227	11,075	462	92,182
Mining Assets	-	-	49,579	1,308	50,887
Total Assets	38,705	72,260	65,963	48,658	225,586
Six-month period ended June 30, 2006 (restated, note 3)					
Gold sales	14,804	12,680	-	-	27,484
Net gain on gold sales contracts	-	560	-	-	560
Revenue	14,804	13,240	-	-	28,044
Operating expenses	10,558	13,864	-	-	24,422
Amortization of property, plant and equipment	1,828	3,566	-	14	5,408
Acquisition of property, plant and equipment	8,170	1,899	95	101	10,265
Net income (loss)	2,800	(5,550)	-	707	(2,043)
As at June 30, 2006 (restated, note 3)					
Property, plant and equipment	23,378	52,826	158	323	76,685
Mining Assets	-	-	9,480	2,553	12,033
Total Assets	31,557	69,032	10,564	12,120	123,273

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

19 Comparative figures

Certain comparative data were reclassified to conform to the presentation adopted for the period ended June 30, 2007.

Form 52-109F2 - Certification of Interim Filings

I, Martin Milette, Chief Financial Officer of Semafo Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Semafo Inc., (the issuer) for the interim period ending June 30, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 13, 2007

(signed) ***Martin Milette***
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Benoit La Salle, President and Chief Executive Officer of Semafo Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Semafo Inc., (the issuer) for the interim period ending June 30, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 13, 2007

(signed) ***Benoit La Salle***
President and Chief Executive

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

*This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") or any state securities laws. Accordingly, subject to certain exceptions, these securities may not be offered, sold or delivered, and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities, within the United States of America or to, or for the benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act). See "Plan of Distribution".*

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents or parts thereof incorporated herein by reference may be obtained on request without charge from the secretary of Semafo inc. at 750, Marcel-Laurin Boulevard, Suite 375, Saint-Laurent, Québec, H4M 2M4, telephone (514) 744-4408 and are also available on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

Short Form Prospectus

New Issue

SEMAFO INC.

November 6, 2007

$24,975,000
18,500,000 Common Shares

This short form prospectus (the "**Prospectus**") qualifies the distribution (the "**Offering**") of 18,500,000 common shares (the "**Common Shares**") of Semafo inc. (the "**Company**" or "**Semafo**") at a price of $1.35 (the "**Offering Price**") per Common Share pursuant to an underwriting agreement (the "**Underwriting Agreement**") among the Company and each of Westwind Partners Inc., BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc. and Haywood Securities Inc. (collectively, the "**Underwriters**") dated October 29, 2007.

$1.35 per Common Share

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to the Company(2)(3)
Per Common Share	$1.35	$0.0776	$1.2724
Total	$24,975,000	$1,436,062.50	$23,538,937.50

Notes:

(1) The Company has agreed to pay the Underwriters a cash commission (the "**Underwriters' Fee**") equal to 5.75% of the aggregate purchase price paid by the Underwriters to the Company for the Common Shares.

(2) After deducting the Underwriters' Fee but before deducting expenses of the Offering, estimated to be $375,000. The Underwriters' Fee will be paid to the Underwriters from the proceeds of the Offering on the Closing Date.

(3) The Company has granted to the Underwriters an option (the "**Underwriters' Option**"), exercisable by no later than 7:30 p.m. (Toronto time) on the second business day prior to the Closing Date (as defined below) to purchase up to an additional 2,775,000 Common Shares at the Offering Price. If the Underwriters' Option is exercised in full, the Price to the Public, Underwriters' Fee and Net Proceeds to the Company, before deducting expenses of the Offering, will be $28,721,250, $1,651,471.87 and $27,069,778.13 respectively. This Prospectus also qualifies both the grant of the Underwriters' Option and the issuance of Common Shares issuable upon exercise of the Underwriters' Option.

Underwriters' Position	Maximum size or number of securities held	Exercise period	Exercise price
Underwriters' Option	2,775,000	By no later than 7:30 p.m. (Toronto Time) on second business day prior to Closing Date	$1.35

In Canada, the Common Shares will be offered only in the Provinces of British Columbia, Alberta, Ontario and Québec.

The Common Shares may be offered for sale in the United States under certain exemptions from the registration requirements of the U.S. Securities Act. See "Plan of Distribution".

The Company's outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the "**TSX**") under the trading symbol "SMF". On November 5, 2007, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $1.20. The TSX has conditionally approved the listing of the Common Shares distributed under this Prospectus, including the Common Shares issuable on the exercise of the Underwriters' Option, on the TSX. Listing is subject to the Company fulfilling all the requirements of the TSX on or before January 24, 2008.

The Underwriters, as principals, conditionally offer a total of 18,500,000 Common Shares, subject to prior sale, if, as and when issued by Semafo and accepted by the Underwriters in accordance with the terms and conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Company by Lang Michener LLP and on behalf of the Underwriters by Ogilvy Renault LLP. In connection with the Offering, the Underwriters may, subject to applicable laws, effect transactions intended to stabilize or maintain the market price for the Common Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

The Offering Price was determined by negotiation between the Company and the Underwriters with reference to the prevailing market price of the Common Shares.

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. To the extent required, definitive certificates evidencing the Common Shares will be available for delivery at closing of the Offering, which is expected to occur on or about November 13, 2007, or such earlier or later date as may mutually be agreed to by the Company and the Underwriters, but in any event no later than December 18, 2007 (the "**Closing Date**").

An investment in the Common Shares involves a high degree of risk and must be considered speculative due to the nature of the Company's business and the present stage of exploration and development of its properties. Prospective investors should carefully consider the risk factors described in this Prospectus under "Risk Factors".

Investors should rely only on the information contained in or incorporated by reference in this Prospectus. The Company has not authorized anyone to provide investors with different information. The Company is not offering the Common Shares in any jurisdiction in which the offer is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front page of this Prospectus.

Unless otherwise indicated, all references to dollar amounts in this Prospectus are to Canadian dollars.

The Company's head and registered office is located at 750, Marcel-Laurin Boulevard, Suite 375, Saint-Laurent, Québec, Canada, H4M 2M4.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Lang Michener LLP, counsel to the Company, and Ogilvy Renault LLP, counsel to the Underwriters, the Common Shares, if issued on the date hereof, would be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained upon request without charge from the secretary of the Company at 750, Marcel-Laurin Boulevard, Suite 375, Saint-Laurent, Québec, H4M 2M4, telephone (514) 744-4408, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents or parts thereof ("documents incorporated by reference" or "documents incorporated herein by reference") filed by the Company with various securities commissions or similar authorities in each of the Provinces of British Columbia, Alberta, Ontario and Québec are specifically incorporated by reference herein and form an integral part of this Prospectus:

(a) the annual information form of the Company for the year ended December 31, 2006 (the "**AIF**"), as filed on SEDAR in the English language version on March 30, 2007 and in the French language version on November 5, 2007;

(b) the audited annual consolidated balance sheets of the Company as at December 31, 2006 and 2005 and the audited consolidated statements of deficit and operations and cash flows for the years then ended, and the notes thereto, together with the auditor's report thereon, as filed on SEDAR on March 30, 2007 in both the English and French language versions;

(c) management's discussion and analysis of the financial condition and results of operations of the Company for the year ended December 31, 2006 as filed on SEDAR on March 30, 2007 in both the English and French language versions;

(d) the unaudited interim consolidated balance sheets of the Company as at June 30, 2007 and the unaudited consolidated statement of deficit and comprehensive income and operations and cash flows for the three and six month periods ended June 30, 2007, and the notes thereto, as filed on SEDAR on August 14, 2007 in both the English and French language versions;

(e) management's discussion and analysis of the financial condition and results of operations of the Company for the three and six month periods ended June 30, 2007, as filed on SEDAR on August 14, 2007 in both the English and French language versions;

(f) the management information circular of the Company dated March 16, 2007 relating to the annual and special meeting of shareholders of the Company held on May 10, 2007, as filed on SEDAR on April 2, 2007 in both the English and French language versions;

(g) parts 10, 11 and 12 of the French version of the technical report prepared by the Company's former qualified person, Mr. Michel Cormier, geological engineer, entitled "État des ressources et réserves minérales, Mine d'or de Kiniéro, Guinée, en date du 31 décembre 2006" filed on SEDAR on March 29, 2007 and the corresponding parts 10, 11 and 12 of the English version, entitled "Status of Mineral Resources and Reserves, Kiniero Gold Mine, Guinea, dated December 31, 2006" filed on SEDAR on September 18, 2007;

(h) parts 10, 11 and 12 of the French version of the technical report prepared by the Company's former qualified person, Mr. Michel Cormier, geological engineer, entitled "Rapport technique sur les réserves et

les ressources minérales de la Mine d'or de Samira au Niger au 31 décembre 2006" filed on SEDAR on March 29, 2007 and the corresponding parts 10, 11 and 12 of the English version, entitled "Technical Report on the Mineral Reserves and Resources of the Samira Gold Mine, Niger, dated December 31, 2006" filed on SEDAR on September 18, 2007;

(i) parts 11, 12 and 13 of the French version of the technical report jointly prepared by the Company's former qualified person, Mr. Michel Cormier, geological engineer, and Mr. Patrick Moryoussef, the Company's Mining Operations Manager, entitled "Rapport technique sur les réserves et les ressources minérales Projet Mana, Burkina Faso au 31 décembre 2006" filed on SEDAR on March 30, 2007 and the corresponding parts 10, 11 and 12 of the English version, entitled "Technical Report on the Mineral Reserves and Resources Mana Project, Burkina Faso, dated December 31, 2006" filed on SEDAR on September 18, 2007; and

(j) the material change report of the Company dated November 1, 2007 in connection with the Offering, as filed on SEDAR on November 1, 2007 in both the English and French language versions.

Any document of the type referred to above in (a) through (f) and (j) and all business acquisition reports (other than confidential material change reports) filed by the Company with a Canadian securities regulatory authority after the date of this Prospectus and prior to the termination of the distribution hereunder shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain forward-looking information (as defined in the *Securities Act* (Ontario)) and forward-looking statements (as defined in the United States *Securities Exchange Act of 1934*) (collectively referred to herein as "**forward-looking statements**"). Generally, forward-looking statements can be identified by the use of words such as "may", "will", "should", "plans", "anticipates", "believes", "estimates", "predicts", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements include, but are not limited to, statements regarding expectations of the Company as to the market price of gold, strategic plans, future commercial production, production targets, timetables, mine operating costs, fixed asset expenses, mineral reserve estimates and perspectives.

Forward-looking statements express, as at the date of this Prospectus, the Company's estimates, forecasts, projections, expectations and beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to:

- fluctuations in gold prices;
- fluctuations in petroleum prices;
- fluctuations in interest rates;
- exchange rate fluctuations;
- access to capital markets;
- risks associated with forward sales contracts;
- uncertainty of reserve and resource estimates;

- risks related to the nature of mineral exploration, mining and production;
- risks associated with the depletion of the Company's mineral reserves;
- uncertainty related to production schedules and operating costs;
- risks associated with the dependence on key personnel;
- uncertainty related to obtaining and maintaining licenses and permits;
- competition;
- fluctuations in cash costs of gold production;
- risks related to title to mining properties;
- outside contractor and construction risk;
- safety and other hazards;
- political risk;
- environmental risks and hazards;
- litigation uncertainty;
- fluctuations in share price;
- risks associated with arranging financing; and
- no payment of dividends.

The Company's ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain. Therefore, the reader is cautioned to consider carefully the matters described in this Prospectus under "Risk Factors", as well as certain other matters discussed in the AIF and other documents incorporated by reference herein. Such factors, and many other factors beyond the Company's control in addition to the factors listed above, could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

This list is not exhaustive of the factors that may affect the forward-looking statements. These and other factors should be considered carefully by prospective investors, who should not place undue reliance on such forward-looking statements. These statements reflect management's beliefs and are based on information currently available to the Company's management. Although the Company believes that these statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this Prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward-looking statement after the date of this Prospectus to conform such statements to actual results or to changes in the Company's expectations except as otherwise required by applicable legislation.

Inherent in forward-looking statements are risks and uncertainties beyond the Company's ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in, or incorporated by reference into, this Prospectus. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

- general business and economic conditions;
- interest rates and foreign exchange rates;
- the supply and demand for, deliveries of, and the level and volatility of prices of gold;
- the availability of financing for the Company's development projects on reasonable terms;
- the costs of production to the Company and the Company's production and productivity levels, as well as those of its competitors;
- market competition;
- risks involved in mining, processing, exploration and research and development activities; and
- the Company's ongoing relations with its employees and with local communities and local governments.

MINERAL RESERVES

The Company's Kiniero Mine in Guinea has been producing gold since April 2002 and the Samira Hill Mine in Niger has been producing gold since September 2004. Some of the Company's other properties are still at the exploration stage, but at different levels of advancement. On certain properties, mineral resources and mineral reserves estimates have been established. "Mineral reserves" means the economically mineable part of mineral resources demonstrated by a preliminary feasibility study and based on relevant factors including economic conditions at the time of the study. The mineral resource and mineral reserve estimates are uncertain and cannot assure future production. Until mineral reserves are actually mined and processed, quantity of mineral resources and grades must be considered as estimates only. Although the mineral resources and mineral reserves figures included in this Prospectus or in the documents incorporated by reference in this Prospectus have been carefully prepared, reviewed and verified by mining experts, these amounts remain estimates only and no assurance can be given that any particular level of recovery of gold from ore resources will in fact be reached.

Inferred mineral resources are not included in the total resource estimates provided in this Prospectus or in the documents incorporated by reference in this Prospectus.

These estimates were reviewed and approved by the Company's former qualified person, Mr. Michel Cormier, geological engineer, and Mr. Patrick Moryoussef, the Company's Mining Operations Manager, under the terms of *National Instrument 43-101 – Standards of Disclosure for Mineral Projects.*

CAUTIONARY NOTE TO U.S. INVESTORS

The Company's mineral reserve and resource estimates are not directly comparable to those made in filings subject to the reporting and disclosure requirements of the Securities and Exchange Commission (the "**SEC**"), as the Company reports mineral reserves and resources in accordance with Canadian practices. These practices are different from the practices used to report mineral reserve and resource estimates in reports and other materials filed with the SEC. Among other differences, Canadian rules allow companies to report measured, indicated and inferred resources. In the United States, mineral resources as reported by Canadian issuers may not be disclosed. Investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Furthermore, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Accordingly, information concerning descriptions of mineralization and resources contained in this Prospectus, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

THE COMPANY

Name and Incorporation

The Company is a company incorporated under Part 1A of the *Companies Act* (Québec), and results from the amalgamation of SEG Exploration inc. and Orimar Resources inc. pursuant to a certificate and articles of amalgamation dated January 31, 1994. SEG Exploration inc. was the company resulting from the amalgamation of Bay Resources and Services inc., Exploration Duverny inc., Exploration Monique inc. and Explorations Ste-Geneviève (1991) inc., pursuant to a certificate and articles of amalgamation dated January 1, 1992 and issued under Part 1A of the *Companies Act* (Québec). In 1995, SEG Exploration inc. changed its name to "West Africa Mining Exploration Corporation inc.", by the certificate and articles of amendment of the Company dated June 21, 1995. West Africa Mining Exploration Corporation inc. further changed its name to "Semafo inc." pursuant to a certificate and articles of amendment dated May 13, 1997. "Semafo" is the acronym of "Société d'exploration minière d'Afrique de l'Ouest", the French version of the Company's former name. By certificate and articles of amendment dated November 23, 1999, the number of directors was fixed at a minimum of one (1) director and a maximum of fifteen (15) directors.

The head and registered office of the Company is located at 750, Marcel-Laurin Boulevard, Suite 375, Saint-Laurent, Québec, H4M 2M4.

Principal Subsidiaries

The following diagram presents, as at November 6, 2007, the name of the Company's principal subsidiaries, where they were incorporated or continued as well as the percentage of votes attaching to all voting securities of each such subsidiary beneficially owned, controlled or directed by the Company.



Semafo inc. (Québec)
100%
Semafo (Barbados) Limited[1] (Barbados)
100%
Semafo Énergie inc. / Semafo Energy Inc. (Canada)
100%
50%
85%
100%
88%
90%
100%
Mana Minéral S.A. (Burkina Faso)
African GeoMin Mining Development Corporation Ltd. (Barbados)
Semafo Guinée S.A. (Guinea)
Les Minéraux SGV S.A. (Guinea)
Kossaken Minéral S.A. (Guinea)
Semafo Burkina Faso S.A. (Burkina Faso)
Semafo Energy (Barbados) Limited (Barbados)
80%
100%
Société des Mines du Liptako (SML) S.A. (Niger)
Semafo Niger S.A. (Niger)

(1) Semafo (Barbados) Limited also holds 99.049% of the non-voting preferred shares of African GeoMin Mining Development Corporation Ltd.

SUMMARY DESCRIPTION OF THE BUSINESS

The Company is a mining company conducting exploration, development and production activities in West Africa. The Company has interests in two gold mines in production – the Kiniero Mine, located in Guinea, and the Samira Hill Mine, located in Niger. Additionally, the Company is in the final phase of construction of the mine and plant facility for the Mana Gold Project located in Burkina Faso.

Mineral Reserves and Mineral Resources

The following tables set forth the Company's mineral reserves and mineral resources as at December 31, 2006. These estimates were reviewed and approved by the Company's former qualified person, Mr. Michel Cormier, geological engineer, and Mr. Patrick Moryoussef, the Company's Mining Operations Manager, under the terms of *National Instrument 43-101 – Standards of Disclosure for Mineral Projects.*

Mines and Projects	**Kiniero Mine**(1)(2) Guinea	**Samira Hill Mine**(2)(3) Niger	**Mana Gold Project**(2)(5) Burkina Faso	**Total**
Proven Mineral Reserves				
Tonnes	1,513,900	8,820,000	8,151,200	18,485,100
Grade *(g/t Au)*	4.04	2.13	3.10	2.71
Ounces(4)	196,400	605,100	812,800	1,614,300
Probable Mineral Reserves				
Tonnes	1,655,100	1,300,100	1,045,500	4,000,700
Grade *(g/t Au)*	4.50	2.36	2.68	3.33
Ounces(4)	239,600	98,800	90,100	428,500
Total Mineral Reserves				
Tonnes	3,169,000	10,120,100	9,196,700	22,485,800
Grade *(g/t Au)*	4.28	2.16	3.06	2.82
Ounces(4)	**436,000**	**703,900**	**902,900**	**2,042,800**

Mines and Projects	**Kiniero Mine**(1)(2) Guinea	**Samira Hill Mine**(2)(3) Niger	**Mana Gold Project**(2)(5) Burkina Faso	**Total**
Measured Mineral Resources				
Tonnes	2,564,900	14,082,400	2,087,100	18,734,400
Grade *(g/t Au)*	2.62	1.23	1.99	1.51
Ounces(4)	216,100	555,700	133,700	905,500
Indicated Mineral Resources				
Tonnes	6,276,900	19,699,000	2,573,400	28,549,300
Grade *(g/t Au)*	2.69	1.19	2.03	1.60
Ounces(4)	542,700	761,200	168,000	1,471,900
Total Mineral Resources				
Tonnes	8,841,800	33,781,400	4,660,500	47,283,700
Grade *(g/t Au)*	2.67	1.21	2.01	1.56
Ounces(4)	**758,800**	**1,316,900**	**301,700**	**2,377,400**

Mines and Projects	**Kiniero Mine**(1)(2) Guinea	**Samira Hill Mine**(2)(3) Niger	**Mana Gold Project**(2)(5) Burkina Faso	**Total**
Total Mineral Reserves and Resources				
Tonnes	12,010,800	43,901,500	13,857,200	69,769,500
Grade *(g/t Au)*	3.09	1.43	2.71	1.97
Ounces(4)	**1,194,800**	**2,020,800**	**1,204,600**	**4,420,200**

Mines and Projects	Kiniero Mine[(1)(2)] Guinea	Samira Hill Mine[(2)(3)] Niger	Mana Gold Project[(2)(5)] Burkina Faso	Total
Inferred Mineral Resources				
Tonnes	1,520,500	14,073,300	6,676,700	22,270,500
Grade *(g/t Au)*	3.26	1.03	2.07	1.49
Ounces[(4)]	**159,400**	**466,300**	**444,800**	**1,070,500**

(1) The Company indirectly owns 85% of Semafo Guinée S.A ("**Semafo Guinée**"). Semafo Guinée directly holds the interest in the Kiniero reserves and resources.
(2) Mineral reserves and resources estimated using US$550 per ounce of gold.
(3) Mineral reserves and resources at Samira represent 100% of the total resources of Société des Mines du Liptako (SML) S.A ("**SML**"). The Company indirectly owns 40% of SML and indirectly controls SML through its control of African GeoMin Mining Development Corporation Ltd. ("**African GeoMin**") pursuant to the Company's right to elect a majority of the board members of African Geomin.
(4) Rounding of numbers to the nearest hundred of tonnes may result in slight differences in the figures representing the ounces contained.
(5) Subsequent to December 31, 2006, a mining permit covering all of the total mineral reserves and resources of the Mana Gold Project was awarded to Semafo Burkina Faso S.A., a company in which the Company indirectly owns a 90% interest.

Gold Production

The following table presents the respective gold production of the Kiniero Mine and the Samira Hill Mine for the past three years.

	2006		**2005**		**2004**	
Mine Contribution	**Ounces**	**% of total production**	**Ounces**	**% of total production**	**Ounces**	**% of total production**
Kiniero Mine	47,200	50	61,400	39	41,000	66
Samira Hill Mine	47,600	50	96,500	61	21,500	34
Total	94,800	100	157,900	100	62,500	100

Kiniero Mine

The construction of the infrastructures of the Kiniero Mine commenced in March 2001. The commercial production commenced in April 2002, with the first gold ingot poured on April 25, 2002. The main infrastructures include a carbon-in-leach mill, a water dam, a tailings dam, a power house and the related infrastructures.

As at December 31, 2006, the measured and indicated mineral resources are estimated at 8,841,800 tonnes at a grade of 2.67 gram per tonne ("**g/t**") Au containing 758,800 ounces of gold.

The Kiniero Mine is an open pit mine and, since September 2006, mining activities have been performed by the Company.

The following table sets out the production figures for the specified periods.

	Year ended December 31					
Production Update	**2006**	**2005**	**2004**	**2003**	**2002***	**Total**
Gold production (ounces)	47,200	61,400	41,000	46,700	42,100	238,400
Plant throughput (tonnes)	576,200	617,080	411,948	437,627	295,919	2,338,774
Head-grade (g/t)	2.70	3.28	3.36	3.71	5.42	3.50
Recovery (%)	94	93	93	88	85	91
Cash operating cost (US$/ounce)	368	276	283	232	170	268

*Commercial production since April 2002

During 2006, the Kiniero Mine processed 576,200 tonnes of ore at an average grade of 2.70 g/t, to produce 47,200 ounces of gold at an operating cash cost of US$368 per ounce.

From its startup to December 31, 2006, the Kiniero Mine has produced a total of 238,400 ounces of gold by processing a total of 2,338,774 tonnes of ore at an average grade of 3.50 g/t and an average recovery of 91%. In 2007 and thereafter, the Company will no longer be eligible to benefit from the five year tax holiday on any industrial and commercial profits generated.

As at December 31, 2006, the total proven and probable mineral reserves were 3,169,000 tonnes at a grade of 4.28 g/t Au containing 436,000 ounces, using a price of gold of US$550, representing approximately 7 years of mine life. This represents a 22% increase when compared with the 357,100 ounces reported at the end of 2005.

In March 2006, the Company purchased a fleet of new mining equipment for the Kiniero Mine at a purchase price of US$7.8 million and is now acting as the owner miner.

Samira Hill Mine

African GeoMin completed a revised feasibility study for the Samira Hill Mine that increased the mill's processing capacity to 6,000 tonnes per day to accommodate additional mill feed from the nearby Libiri deposit.

Measured and indicated mineral resources are estimated at 33,781,400 tonnes at a grade of 1.21 g/t Au containing 1,316,900 ounces of gold.

The Samira Hill Mine, like the Kiniero Mine, is an open pit mine. Mining is conducted by a mining subcontractor.

The first gold ingot of the Samira Hill Mine was poured on September 25, 2004, while the commercial production phase officially started on October 1, 2004.

The following table sets out the production figures for the specified periods.

	Year ended December 31			
Production Update	**2006**	**2005**	**2004***	**Total**
Gold production (ounces)	47,600	96,500	21,500	165,600
Plant throughput (tonnes)	880,600	1,373,581	398,411	2,652,592
Head-grade (g/t)	2.14	2.41	2.03	2.26
Recovery (%)	80	88	89	86
Cash operating cost (US$/ounce)	338	216	192	248

* Commercial production since October 2004

During 2006, the Samira Hill Mine processed 880,600 tonnes of ore at an average grade of 2.14 g/t, to produce 47,600 ounces of gold at an operating cash cost of US$338 per ounce.

From its startup to December 31, 2006, the Samira Hill Mine produced a total of 165,600 ounces of gold by processing 2,652,592 tonnes of ore at an average grade of 2.26 g/t and an average recovery of 86%.

Using a price of gold of US$550 per ounce and a 0.6 g/t Au cut-off grade for oxide ore, the total mineral reserves of the Samira-Libiri deposit as at December 31, 2006 are estimated to be 10,120,100 tonnes of ore at an average grade of 2.16 g/t Au and containing a total of 703,900 ounces of gold, representing approximately seven years of mine life.

The Company's 2007 gold production target at the Samira Hill Mine is between 77,000 and 83,000 ounces of gold.

Mana Gold Project

During 2005, a review and update of the feasibility study of the Company's mining project in Burkina Faso (the "**Mana Gold Project**") was conducted jointly by the firms Breton, Banville International inc. ("**BBA**") and Micon International Limited ("**Micon**"). As a result of this update, reserves in the Mana Gold Project from the Nyafé and Wona deposits total 7,186,400 tonnes of ore at an average grade of 2.82 g/t, using a gold price of US$380 per ounce. Based on this study, the initial estimated capital costs are US$48,500,000 and the average cash operating cost, over the life span of the mine, is US$254 per ounce. As a result of the additional work carried on in 2005 and 2006 and the increase in the price of gold, reserves at the Mana Gold Project increased to 10,639,500 tonnes of ore at an average grade of 2.92 g/t, totalling 997,300 ounces of gold. This represents an increase of more than 53% compared to BBA/Micon's estimated reserves in their July 2005 report. Capital costs for the project and the average cash operating costs have been revised to US$58 million and US$279 per ounce, respectively. In addition, the Company acquired a fleet of new mining equipment, spare parts and related facilities for US$12 million thereby enabling the Company to conduct mining activities on the project without the use of mining subcontractors.

The bankable feasibility study of the Mana Gold Project was prepared in July 2005 and filed in August 2005. The engineering design of the project has been completed and major plant equipment has been acquired. In February 2007, the newly incorporated Semafo Burkina Faso S.A. obtained the mining permit for the Mana Gold Project. The area covered includes both the Nyafé and Wona deposits.

The proven and probable mineral reserves were estimated, as at December 31, 2006, using a price of gold of US$550 per ounce, as a total of 9,196,700 tonnes of ore grading 3.06 g/t Au containing 902,900 ounces of gold. The measured and indicated combined mineral resources of Nyafé and Wona were estimated as 4,660,500 tonnes of ore at a grade of 2.01 g/t Au containing 301,700 ounces of gold.

The Company anticipates commercial gold production occurring in the first quarter of 2008. It is anticipated that at the initial stage of production, the plant will be processing 2,000 tonnes of ore per day, with production increasing to a rate of 4,000 tonnes of ore per day upon arrival of a larger ballmill expected later in 2008. Following such arrival, it is expected that average production will be 125,000 ounces per year for the first three years.

Exploration Properties and Mining Licenses

The Company, indirectly through its subsidiaries, owns interests in 18 gold and 5 uranium exploration properties located in Guinea, Niger and Burkina Faso.

The Company holds, through Semafo Guinée S.A., a gold mining license in Guinea. The Company also indirectly holds a 50% interest in the share capital of African GeoMin and has the right to elect a majority of the board members of African GeoMin. African GeoMin owns an 80% participation interest in the share capital of SML, a Niger operating company which holds a gold mining license in Niger. In addition, the Company indirectly holds a 90% interest in the share capital of Semafo Burkina Faso S.A., a Burkina Faso company which holds a gold mining license in Burkina Faso.

RECENT DEVELOPMENTS

On April 10, 2007, the Company announced that it had been granted five uranium exploration permits by the Ministry of Mines and Energy of Niger, West Africa. The permits, covering 2,375 square kilometres, are strategically located in a favourable geological setting. These initial permits are part of the Company's strategy to establish a presence in uranium exploration.

On July 17, 2007, the Company's wholly-owned subsidiary, Semafo (Barbados) Limited ("**Semafo Barbados**"), served a notice of arbitration on Etruscan Resources (Bermuda) Limited ("**Etruscan Bermuda**") regarding Etruscan Bermuda's failure to reimburse Semafo Barbados for its share (approximately US$11 million) of advances made by Semafo Barbados to African GeoMin and its subsidiary, SML, in relation to the Samira Hill mine in Niger. Etruscan Bermuda disputed whether Semafo Barbados served proper notice of arbitration pursuant to the shareholders' agreement between Semafo Barbados and Etruscan Bermuda. On August 24, 2007, Semafo Barbados sent an amended notice of arbitration to Etruscan Bermuda to which Semafo Barbados received a reply to the effect

that there was no issue to arbitrate. Semafo Barbados disagrees with Etruscan Bermuda's position and intends to vigorously pursue its claim against Etruscan Bermuda through all appropriate legal proceedings.

On October 11, 2007, the Company announced the signing of the Mana Gold Project mining convention (the "**Mining Convention**") by the government of Burkina Faso. The Mining Convention governs specific details regarding mining operations in Burkina Faso and the Mana Gold Project in accordance with Burkina Faso's mining code. The Mining Convention is valid for 20 years and is renewable in 10 year increments for the full life of the mining permit. Semafo is in the final phase of construction of the mine and plant facility for the Mana Gold Project.

On September 11, 2007, the Company announced that following a geological review directed by Mr. Michel Crevier, the Company's current qualified person, a series of initiatives were implemented to restore the Kiniero Mine to satisfactory economic production during the fourth quarter of 2007. This geological review, which included additional drilling at closer spacing and reinterpretation of existing data, confirmed the presence of larger structures in the West Balan deposit which is host to a more continuous and homogenous mineralization. As such, the Company decided to gradually shift its mining operations from current pits to focus on the West Balan deposit because it appeared to the Company that the West Balan deposit would constitute the most profitable deposit to exploit. On October 24, 2007, the Company provided an update on the initiatives announced on September 11, 2007, revised its production forecasts for the Kiniero Mine to between 28,000 and 30,000 ounces of gold for 2007 and further announced that its targeted production at the Kiniero Mine for 2008 is 40,000 ounces of gold.

CONSOLIDATED CAPITALIZATION

Since June 30, 2007 (the last day of the Company's second quarter for the 2007 financial year), the Company has issued 625,000 Common Shares pursuant to the exercise of options granted under the Company's stock option plan.

The Company had 194,965,932 Common Shares outstanding as of November 5, 2007. After giving effect to the Offering, the number of issued and outstanding Common Shares will be 213,465,932, assuming no exercise of the Underwriters' Option, or 216,240,932, assuming full exercise of the Underwriters' Option.

USE OF PROCEEDS

The estimated net proceeds to the Company from the issue and sale of the Common Shares will be approximately $23.2 million after deducting the Underwriters' Fee and the estimated expenses of the Offering. If the Underwriters' Option is exercised in full, the estimated net proceeds to the Company, after deducting the Underwriters' Fee and the estimated expenses of the Offering, will be approximately $26.7 million. The Company intends to use the estimated net proceeds as follows: (a) approximately US$15 million for the selective reduction of the Company's gold hedge position, and (b) the remainder for working capital to fund the daily operations of the business of the Company, including the acquisition of spare parts for mining and milling equipment and the building of a run of mine (ROM) pad at the Mana Gold Project.

If the Underwriters' Option is exercised, the net proceeds from such exercise will be used for working capital as described in item (b) in the preceding paragraph.

The amount actually expended for the purposes described above could vary significantly depending on, among other things, the progress of the Company's exploration and development programs, regulatory approvals, and the Company's operating and capital needs from time to time. While the Company intends to use the proceeds of the Offering as described above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary.

PLAN OF DISTRIBUTION

In Canada, the Common Shares will be offered only in the Provinces of British Columbia, Alberta, Ontario and Québec.

The Common Shares may be offered for sale in the United States under certain exemptions from the registration requirements of the U.S. Securities Act.

Under the Underwriting Agreement, the Company has agreed to sell and the Underwriters have severally agreed to purchase on the Closing Date or such other date as the Company and the Underwriters may agree but, in any event, no later than December 18, 2007, as principals, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, a total of 18,500,000 Common Shares at a price of $1.35 per Common Share, payable in cash to the Company against delivery of certificates representing the Common Shares on the Closing Date. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any of the Common Shares are purchased under the Underwriting Agreement. The Offering Price of the Common Shares was determined by negotiation between the Company and the Underwriters.

The Company has granted the Underwriters' Option to the Underwriters, exercisable by no later than 7:30 p.m. (Toronto time) on the second business day prior to the Closing Date, to purchase up to an additional 2,775,000 Common Shares at the Offering Price. If the Underwriters' Option is exercised in full, the Price to the Public, the Underwriters' Fee and the Net Proceeds to the Company before deducting expenses of the Offering will be $28,721,250, $1,651,471.87 and $27,069,778.13, respectively. This Prospectus also qualifies the grant of the Underwriters' Option and the issuance of the Common Shares on the exercise of the Underwriters' Option.

Under the Underwriting Agreement, the Company has agreed to pay to the Underwriters a cash commission equal to 5.75% of the aggregate purchase price paid by the Underwriters to the Company for the Common Shares. The Company has also agreed to indemnify each of the Underwriters and their respective affiliates and each of their respective directors, officers, employees, partners, agents, and each other person, if any, controlling each Underwriter or any of their subsidiaries and each shareholder of the Underwriters from and against certain liabilities and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof. The Company has further agreed that it will not, for a period of 90 days after the Closing Date, without the prior written consent of Westwind Partners Inc., such consent not to be unreasonably withheld, authorize, sell or issue or announce its intention to authorize, sell or issue or negotiate or enter into an agreement to sell or issue any securities of the Company (including those that are convertible or exchangeable into securities of the Company) other than (a) pursuant to this Offering, (b) the issue of non-convertible debt securities, (c) upon the exercise of convertible securities, options or warrants of the Company outstanding as of the date of the Underwriting Agreement, (d) pursuant to the Company's stock option plan, or (e) pursuant to acquisitions of shares or assets of arm's length persons which do not result in a change of control of the Company.

The Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by Market Regulation Services Inc. relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels above that which would otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Common Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act. The Underwriters have agreed that, except as permitted by the Underwriting Agreement and as expressly permitted by applicable laws of the United States, they will not offer or sell the Common Shares at any time within the United States or to, or for the account or benefit of, U.S. persons. The Underwriting Agreement permits the Underwriters to offer and sell the Common Shares through certain of their qualified U.S. broker dealer affiliates in transactions that comply with exemptions from registration under the U.S. Securities Act.

In addition, until 40 days after the Closing Date, an offer or sale of the Common Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in compliance with Rule 144A under the U.S. Securities Act. All sales of Common Shares in the United States will be made by U.S. registered broker/dealers.

The TSX has conditionally approved the listing of the Common Shares distributed under this Prospectus, including the Common Shares issuable on the exercise of the Underwriters' Option, on the TSX. Listing is subject to the Company fulfilling all the requirements of the TSX on or before January 24, 2008.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Authorized Capital

The authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of Class "A" preferred shares (the "**Class A Shares**") and an unlimited number of Class "B" preferred shares (the "**Class B Shares**") of which, as at November 5, 2007, 194,965,932 Common Shares and no Class A Shares or Class B Shares were outstanding.

Offering

The Offering consists of 18,500,000 Common Shares. The Common Shares are offered hereunder at a price of $1.35 per Common Share. See "Plan of Distribution".

Common Shares

Holders of the Company's Common Shares are entitled to one vote for each Common Share held at all meetings of shareholders of the Company, to participate rateably in any dividend declared by the Company's board of directors on the Common Shares, and, subject to any rights attaching to the Class A Shares and Class B Shares, to receive the remaining property of the Company in the event of the voluntary or involuntary liquidation, dissolution, winding-up or other distribution of assets of the Company.

INTEREST OF EXPERTS

The names of the experts referenced in connection with this Prospectus, either directly or in a document incorporated by reference herein, are Lang Michener LLP, Ogilvy Renault LLP, BBA, Micon, Messrs. Michel Cormier and Patrick Moryoussef and PricewaterhouseCoopers LLP.

As at November 6, 2007, the partners and associates of Lang Michener LLP, as a group, and the partners and associates of Ogilvy Renault LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the Company's outstanding Common Shares. Geofrey Myers, a partner of Lang Michener LLP, is Assistant Secretary of the Company.

Certain disclosure with respect to the bankable feasibility study of the Company's Mana Gold Project located in Burkina Faso contained in this Prospectus or in documents incorporated herein by reference is derived from a report prepared jointly by BBA and Micon in July 2005. As at November 6, 2007, each of BBA and Micon beneficially owned, directly or indirectly, less than 1% of the Company's outstanding Common Shares. In 2005, neither BBA nor Micon received any direct or indirect interest in any securities or other property of the Company.

Certain disclosure with respect to mineral resources and mineral reserves on the Mana Gold Project, the Kiniero Mine and the Samira Hill Mine contained in this Prospectus or in documents incorporated herein by reference is derived from technical reports prepared by Messrs. Michel Cormier and Patrick Moryoussef (only in the case of the technical report prepared for the Mana Gold Project) in March 2007. As at November 6, 2007, each of Messrs. Michel Cormier and Patrick Moryoussef beneficially owned, directly or indirectly, less than 1% of the Company's outstanding Common Shares. In 2007, Messrs. Michel Cormier and Patrick Moryoussef received no direct or indirect interest in any securities or other property of the Company other than 150,000 options to purchase Common Shares granted to Mr. Moryoussef under the Company's stock option plan.

Mr. Michel Crevier is the current qualified person of the Company. Mr. Michel Crevier initiated and directed a geological review of the Kiniero Mine in 2007. As at November 6, 2007, Mr. Michel Crevier beneficially owned, directly or indirectly, less than 1% of the Company's outstanding Common Shares. In 2007, Mr. Crevier received no direct or indirect interest in any securities or other property of the Company other than 100,000 options to purchase Common Shares granted to Mr. Michel Crevier under the Company's stock option plan.

PricewaterhouseCoopers LLP is independent in accordance with auditors' rules of professional conduct of the Ordre des comptables agréés du Québec.

RISK FACTORS

As a mining company, the Company faces the environmental, operational, financial and political risks inherent to the nature of its activities. These risks may affect the Company's profitability and level of operating cash flow. The Company also faces risks stemming from other factors, such as fluctuations in gold prices, petroleum prices, interest rates, exchange rates and financial market conditions in general. As a result, the securities of the Company must be considered speculative. Prospective purchasers of the Common Shares should give careful consideration to all of the information contained or incorporated by reference in this Prospectus and, in particular, the following risk factors:

Financial Risks

Fluctuations in Gold Prices

The profitability of the Company's operations will be significantly affected by changes in the market price of gold. Gold production from mining operations and the willingness of third parties, such as central banks, to sell or lease gold affects the supply of gold. Demand for gold can be influenced by economic conditions, gold's attractiveness as an investment vehicle and the strength of the US dollar and local investment currencies. Other factors include the level of interest rates, exchange rates, inflation and political stability. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect the Company's financial performance and results of operations.

Fluctuations in Petroleum Prices

Because the Company uses petroleum fuel to power its mining equipment and to generate electrical energy to supply its mining operations, the Company's operating results and financial results may be adversely affected by rising petroleum prices.

Fluctuations in Interest Rates

As a borrower, the Company is subject to the risk of increases in interest rates. The Company has long-term debts bearing interest at LIBOR based rate. As at June 30, 2007, the Company had long-term debt outstanding of approximately US$44.5 million, US$24.5 million of which bears interest at LIBOR based rates. The aggregate amount of the long-term debt payments required for the latter half of 2007 and for 2008 to 2011 is approximately US$4 million (of which approximately US$2.6 million has been paid), US$16.7 million, US$16.2 million, US$5 million and US$2.5 million, respectively.

Exchange Rate Fluctuations

The operations of the Company in West Africa are subject to currency fluctuations and such fluctuations may materially affect the financial position and results of the Company. Gold is currently sold in US dollars and although the majority of the costs of the Company are also in US dollars, certain costs are incurred in other currencies. The appreciation of non-US dollar currencies against the US dollar can increase the cost of exploration and production in US dollar terms, which could materially and adversely affect the Company's profitability, results of operations and financial condition.

Access to Capital Markets

To fund its growth, the Company is often dependent on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company's projects. To ensure the availability of capital, the Company maintains an investor relations program in order to inform all shareholders and potential investors of the Company's developments.

<u>Forward Sales Contracts</u>

In the past, the Company has entered into forward sales contracts to sell gold at a fixed or capped price on a delivery date in the future, pursuant to the terms of loan agreements. When the gold price rises above the price at which future production has been committed under the Company's forward sales contracts, the Company may not benefit fully from price increases.

Operational Risks

<u>Uncertainty of Reserve and Resource Estimates</u>

The figures for reserves and resources presented herein, and in the documents incorporated by reference, are estimates based on limited information acquired through drilling and other sampling methods. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed gold prices and operating costs. Future production could differ dramatically from reserve estimates for, among others, the following reasons:

- mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
- increases in operating mining costs and processing costs could adversely affect reserves;
- the grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of gold may be recovered from the reserves; and
- declines in the market price of gold may render the mining of some or all of the reserves uneconomic.

Any of these factors may require the Company to reduce its reserves estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair the Company's profitability. Should the market price of gold fall, the Company could be required to materially write down its investment in mining properties or delay or discontinue production or the development of new projects.

<u>Production</u>

No assurance can be given that the intended or expected production schedules or the estimated direct operating cash costs will be achieved in respect of the operating gold mines in which the Company has an interest. Many factors may cause delays or cost increases, including, without limitation, labour issues, disruptions in power, transportation or supplies, and mechanical failure. The revenues of the Company from the operating gold mines will depend on the extent to which expected operating costs in respect thereof are achieved. In addition, short-term operating factors, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

<u>Nature of Mineral Exploration and Mining</u>

The Company's profitability is significantly affected by the Company's exploration and development programs. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a gold-bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into mines. Major expenses may be required to establish and replace reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on the Company's exploration properties will result in a profitable commercial mining operations.

The Company's operations are, and will continue to be, subject to all of the hazards and risks normally associated with exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. The Company's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While the Company may obtain insurance

against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company's earnings and competitive position in the future and, potentially, its financial position and results of operations.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold, revenue repatriation and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Depletion of the Company's Mineral Reserves

The Company must continually replace mining reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits. There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals is highly speculative in nature and the projects involve many risks. Many projects are unsuccessful and there are no assurances that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral reserves, open new pits and construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and availability of financing. In addition, assuming discovery of an economic mine or pit, depending on the type of mining operation involved, many years may elapse before commercial operations are commenced. Accordingly, there can be no assurances that the Company's current programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Dependence on Key Personnel

The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on its operations. The Company currently does not have key person insurance on these individuals.

Licenses and Permits

The Company requires licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations in respect of its properties and that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Competition

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and the acquisition of attractive mineral properties. The Company's ability to acquire royalties or properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

Cash Costs of Gold Production

The Company's cash operating costs to produce an ounce of gold are dependent on a number of factors, including the grade of reserves, recovery and plant throughput. In the future, the actual performance of the Company may

differ from the estimated performance. As these factors are beyond the Company's control, there can be no assurance that the cash operating costs of the Company's operations will continue at historical levels.

Title Matters

While the Company has no reason to believe that the existence and extent of any mining property in which it has a participating interest is in doubt, title to mining properties is subject to potential claims by third parties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes and carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are not held by the Company.

Outside Contractor and Construction Risk

A significant portion of the Company's operations in Niger and construction in Burkina Faso will continue to be conducted by outside contractors. As a result, the Company's operations at those sites will be subject to a number of risks, some of which will be outside the Company's control, including:

- negotiating agreements with contractors on acceptable terms;
- the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;
- reduced control over those aspects of construction and operations which are the responsibility of the contractor;
- failure of a contractor to perform under its agreement with the Company;
- interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;
- failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and
- problems of a contractor with managing its workforce, labour unrest or other employment issues.

In addition, the Company may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on the Company's business, results of operations and financial condition.

Safety and Other Hazards

The mining industry is characterized by significant safety risks. To minimize these risks, the Company provides training and awareness programs to its employees to continuously improve work practices and the work environment.

Political Risk

The Company believes that governments in Niger, Burkina Faso and Guinea support the development of their natural resources by foreign companies. However, there is no assurance that future political and economic conditions in these and other countries in which the Company has exploration properties and royalties will not result in their governments adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital. The possibility that a future government in any of these countries may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out.

Environmental Risks and Hazards

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Environmental hazards which are unknown to the Company at present and which have been caused by previous or existing owners or operations of the properties may exist on the Company's properties. Failure to comply with applicable environmental laws and regulations may result in enforcement actions thereunder and may include corrective measures that require capital expenditures or remedial actions. There is no assurance that future

changes in environmental laws and regulations and permits governing operations and activities of mining companies, if any, will not materially adversely affect the Company's operations or result in substantial costs and liabilities to the Company in the future.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. Semafo has in the past been, currently is and may in the future be, involved in various legal proceedings. While the Company believes it is unlikely that the final outcome of these legal proceedings will have a material adverse effect on the financial position or results of operations, defence costs will be incurred, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on the Company's future cash flow, results of operations or financial condition.

Risks Associated with Securities of the Company

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly those considered development-stage companies, have experienced wide fluctuations in price which would have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuation in price will not occur.

Financing

The Company may require additional funds to fund further exploration, development and production activities, or to take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend in part upon obtaining appropriate consents from its lenders, prevailing capital market conditions, as well as the business success of the Company. If the Company raises additional funding by issuing additional equity securities, such financing may dilute the ownership of the Company's shareholders including purchasers of the Common Shares.

No Dividends

The Company has not paid any dividends on its Common Shares during the past five years. Any decision to pay dividends on its shares in the future will be dependent upon obtaining appropriate consents from its lenders, the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate in the circumstances.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon by Lang Michener LLP, on behalf of the Company, and by Ogilvy Renault LLP, on behalf of the Underwriters.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is PricewaterhouseCoopers LLP, Chartered Accountants, at its office in Montréal, Québec.

The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada at its principal office in Montréal, Québec.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in the Provinces of British Columbia, Alberta, Ontario and Québec provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In these provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short form prospectus of Semafo inc. ("**Semafo**") dated November 6, 2007 relating to the issue and sale of 18,500,000 common shares of Semafo. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Semafo on the consolidated balance sheets of Semafo as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years then ended. Our report is dated March 16, 2007.

Montréal, Québec
November 6, 2007

(signed) PricewaterhouseCoopers LLP
Chartered Accountants

CERTIFICATE OF THE COMPANY

DATED: November 6, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta and Ontario. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

By: (Signed) Benoit La Salle
President and Chief Executive Officer

By: (Signed) Martin Milette
Chief Financial Officer

On Behalf of the Board of Directors

By: (Signed) Jean-Pierre Lefebvre
Director

By: (Signed) Gilles Masson
Director

CERTIFICATE OF THE UNDERWRITERS

DATED: November 6, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta and Ontario. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

Westwind Partners Inc.

By: (Signed) John Jentz
Director

BMO Nesbitt Burns Inc.

By: (Signed) Peter Collibee
Managing Director

Merrill Lynch Canada Inc.

By: (Signed) Greg Fournier
Managing Director

Haywood Securities Inc.

By: (Signed) John Willett
Managing Director,
Investment Banking

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Semafo inc.
750, boul. Marcel-Laurin, Suite 375
Saint-Laurent, Quebec
H4M 2M4

Item 2 Date of Material Change

October 25, 2007

Item 3 News Release

A press release with respect to the material change described herein was issued and filed on SEDAR.

Item 4 Summary of Material Change

On October 25, 2007, Semafo inc. ("Semafo") (SMF: TSX) announced that Semafo had entered into an agreement with a syndicate of underwriters led by Westwind Partners Inc. under which the underwriters have agreed to buy 18,500,000 Common Shares from Semafo and sell to the public at a price of $1.35 per Common Share (the "Offering Price"), representing an aggregate issue amount of $24,975,000. The underwriters have been granted an over-allotment option, exercisable no later than 7:30 p.m. (Toronto time) on the second business day prior to closing, to purchase up to an additional 2,775,000 Common Shares at the Offering Price. Closing is expected on or about November 13, 2007.

Item 5 Full Description of Material Change

Semafo announced that Semafo had entered into an agreement with a syndicate of underwriters led by Westwind Partners Inc. under which the underwriters have agreed to buy 18,500,000 Common Shares from Semafo and sell to the public at the Offering Price, representing an aggregate issue amount of $24,975,000. The underwriters have been granted an over-allotment option, exercisable no later than 7:30 p.m. (Toronto time) on the second business day prior to closing, to purchase up to an additional 2,775,000 Common Shares at the Offering Price. Closing is expected on or about November 13, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information contact Benoit La Salle, President and Chief Executive Officer of Semafo at 514-744-4408.

The foregoing accurately discloses the material change referred to herein.

DATED at Montreal, Québec, this 1st day of November, 2007.

SEMAFO INC.

By: ______________________

Name: Martin Rolland
Title: Chief Legal Officer

CONSENT OF MICHEL CREVIER

TO:	Autorité des marchés financiers
AND TO:	British Columbia Securities Commission
AND TO:	Alberta Securities Commission
AND TO:	Ontario Securities Commission

I have read the short form prospectus (the **"Prospectus"**) of Semafo inc. (the **"Company"**) dated November 6, 2007 relating to the issue and sale of 18,500,000 common shares.

I consent to the use of my name in the Prospectus in connection with the geological review of the Kiniero Mine conducted in 2007 (the **"Kiniero Geological Review"**).

I have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are (a) derived from the Kiniero Geological Review, or (b) within my knowledge in connection with the Kiniero Geological Review.

Montréal, Quebéc
November 6,2007

"Michel Crevier"
Michel Crevier

CONSENT OF PATRICK MORYOUSSEF

TO:	Autorité des marchés financiers
AND TO:	British Columbia Securities Commission
AND TO:	Alberta Securities Commission
AND TO:	Ontario Securities Commission

I have read the short form prospectus (the **"Prospectus"**) of Semafo inc. (the **"Company"**) dated November 6, 2007 relating to the issue and sale of 18,500,000 common shares.

I consent to the use of my name in the Prospectus in connection with the technical report entitled "*Rapport technique sur les réserves et les ressources minérales Projet Mana, Burkina Faso au 31 décembre 2006*" jointly prepared by Michel Cormier and me and dated March 27, 2007 in respect of the Company's Mana Gold Project, and the English language version thereof (the **"Technical Report"**).

I consent to the use of the Technical Report in the Prospectus.

I have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are (a) derived from the Technical Report, or (b) within my knowledge in connection with the preparation of the Technical Report.

Montréal, Quebéc
November 6,2007

"Patrick Moryoussef"
Patrick Moryoussef

**CONSENT OF BRETON BANVILLE INTERNATIONAL INC. (BBA)/
MICON INTERNATIONAL LIMITED**

TO: Autorité des marchés financiers
AND TO: British Columbia Securities Commission
AND TO: Alberta Securities Commission
AND TO: Ontario Securities Commission

We have read the short form prospectus (the **"Prospectus"**) of Semafo inc. (the **"Company"**) dated November 6, 2007 relating to the issue and sale of 18,500,000 common shares.

We consent to the use of our name in the Prospectus in connection with the bankable feasibility study of the Company's Mana Gold Project prepared by us in July 2005 (the **"Study"**).

We consent to the use of the Study in the Prospectus.

We have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that (a) are derived from the Study, or (b) are within our knowledge in connection with the preparation of the Study.

Mont Saint-Hilaire, Quebéc
November 6, 2007

BRETON BANVILLE INTERNATIONAL INC. (BBA)

By : *"André Allaire"*
Name: André Allaire
Title: Manager – Mining and Metallurgy

MICON INTERNATIONAL LTD.

By: *"Christopher R. Lattanzi"*
Name: Christopher R. Lattanzi
Title: Director

CONSENT OF MICHEL CORMIER

TO: Autorité des marchés financiers
AND TO: British Columbia Securities Commission
AND TO: Alberta Securities Commission
AND TO: Ontario Securities Commission

I have read the short form prospectus (the **"Prospectus"**) of Semafo inc. (the **"Company"**) dated November 6, 2007 relating to the issue and sale of 18,500,000 common shares.

I consent to the use of my name in the Prospectus in connection with the technical report entitled "*Rapport technique sur les réserves et les ressources minérales de la Mine d'or de Samira au Niger au 31 décembre 2006*" prepared by me and dated March 26, 2007 in respect of the Company's Samira Gold Mine, and the English language version thereof, and the technical report entitled "*État des ressources et réserves minérales, Mine d'or de Kiniero, Guinée en date du 31 décembre 2006*" prepared by me and dated March 25, 2007 in connection with the Company's Kiniero Gold Mine, and the English language version thereof, and the technical report entitled "*Rapport technique sur les réserves et les ressources minérales Projet Mana, Burkina Faso au 31 décembre 2006*" jointly prepared by Patrick Moryoussef and me and dated March 27, 2007 in respect of the Company's Mana Gold Project, and the English language version thereof (collectively, the **"Technical Reports"**).

I consent to the use of the Technical Reports in the Prospectus.

I have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are (a) derived from the Technical Reports, or (b) within my knowledge in connection with the preparation of the Technical Reports.

Mont Saint-Hilaire, Quebéc
November 6, 2007

"Michel Cormier"
Michel Cormier

OGILVY RENAULT
LLP / S.E.N.C.R.L., s.r.l.

Toronto, November 6, 2007

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Autorité des marchés financiers

Dear Sirs/Mesdames:

RE: Semafo inc.
<u>Offering of 18,500,000 Common Shares</u>

We refer to the short form prospectus (the **"Prospectus"**) dated November 6, 2007 of Semafo inc. (the **"Corporation"**) relating to the proposed issue and sale of 18,500,000 common shares of the Corporation.

We hereby consent to the use of our firm name on the cover page and under the headings "Legal Matters" and "Interest of Experts" in the Prospectus and to the use of our firm name and opinion under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are:

(a) derived from our opinion referred to above; or

(b) within our knowledge as a result of the services that we performed to render such opinion.

This letter is provided pursuant to the requirements of applicable securities legislation and is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon for any other purpose.

Yours truly,

"Ogilvy Renault LLP"

Ogilvy Renault LLP

Barristers & Solicitors,
Patent Agents & Trade-mark Agents

Suite 3800
Royal Bank Plaza, South Tower
200 Bay Street
P.O. Box 84
Toronto, Ontario M5J 2Z4
Canada

Telephone (416) 216-4000
Fax (416) 216-3930

ogilvyrenault.com

PRICEWATERHOUSECOOPERS

RECEIVED

2008 APR 17 P 12: 14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502
Direct Tel. (514) 205 5136
Direct Fax (514) 205 5675

To :
British Colombia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)

We refer to the short form prospectus of Semafo inc. (the "Company") dated November 6, 2007 relating to the issue and sale of 18,500,000 common shares.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated March 16, 2007 to the shareholders of the Company on the following consolidated financial statements:

- Consolidated balance sheets as at December 31, 2006 and 2005;
- Consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006 and 2005.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountant

Montréal, Canada
November 6, 2007

PRESS RELEASE

SEMAFO **TSX-SMF**

FOR IMMEDIATE RELEASE

SEMAFO GOLD RESERVES AND RESOURCES INCREASE BY 10% TO 4.4 M OUNCES

Montreal, Quebec, March 5, 2007. – SEMAFO (TSX – SMF) announced today that its total mineral reserves and resources as at December 31, 2006 total 4.4 million ounces. Using a gold price of US$550 per ounce, Semafo's total proven and probable mineral reserves stand at 22,5 M tonnes at 2.83 g/t Au representing 2 042 800 ounces compared to 1,973,300 ounces from 22.4 M tonnes at 2.74 g/t reported as at December 31, 2005.

In addition, the measured and indicated mineral resources increased by 343,000 ounces to stand at 47.3 M tonnes at 1.56 g/t Au representing 2 377 400 ounces of gold . Overall mineral reserves and resources total 69.8 M tonnes at 1.97 g/t Au containing 4 420 300 ounces of gold. This represents a 10% increase over year-end 2005.

Highlights (Refer to table1: Reserves and Resources Summary as of December 31, 2006)

- **Kiniero gold mine, Guinea**

Proven and probable mineral reserves total 3,169,000 tonnes at 4.28 g/t Au containing 436,000 ounces of gold. This represents a 22% increase in total ounces compared to 357,100 ounces as at December 31, 2005.

Measured and indicated mineral resources increased by 4% to 8,841,800 tonnes at 2.67 g/t Au containing 758,800 ounces of gold compared to 733,300 ounces in total mineral resources at the end of year 2005.

- **Samira Hill gold mine, Niger**

Proven and probable mineral reserves total 10,120,100 tonnes at 2.16 g/t Au containing 703,900 ounces of gold. This represents a 5% decrease in total ounces compared to the 739,000 ounces declared at the end of year 2005.

Measured and indicated mineral resources increased by 16% to 33,781,400 tonnes at a grade of 1.21 g/t Au containing 1,316,900 ounces of gold compared to 1,133,300 ounces at the end of 2005.

- **Mana Gold Project, Burkina Faso**

Proven and probable mineral reserves for the Mana project currently under construction total 9,196,700 million tonnes of ore containing 902,900 ounces of gold, at an average grade of 3.06 g/t Au. This represents a 3% increase of total ounces compared to the 877,200 ounces at the end of 2005.

Additionally, the total mineral resources from both the Wona and Nyafe deposits increased by 133,100 ounces or 80% totalling 4,660,500 tonnes at an average grade of 2.01 g/t Au containing 301,700 ounces of gold.

While a number of mineralized targets are currently being drilled, the results are limited strictly to the Nyafe and Wona deposits.

All calculations from the three properties were conducted with the support of the Datamine mining software, using geologically-controlled block modelling and estimation of the grades by ordinary kriging.

Table 1-Reserves and Resources Summary as at December 31, 2006

Mines & Projects	Kiniero Mine (2) Guinea	Samira-Libiri Mine (2-3) Niger	Mana (2)- Wona+Nyafe Burkina Faso	Total
Proven Mineral Reserves (1)				
tonnes	1,513,900	8,820,000	8,151,200	**18 485 100**
grade *(g/t Au)*	4.04	2.13	3.10	**2.71**
ounces *(thousands)(4)*	196.4	605.1	812.8	**1,614.3**
Probable Mineral Reserves (1)				
tonnes	1,655,100	1,300,100	1,045,500	**4 000 700**
grade *(g/t Au)*	4.50	2.36	2.68	**3.33**
ounces *(thousands)(4)*	239.6	98.8	90.1	**428.5**
Total Mineral Reserves (1)				
tonnes	3,169,000	10,120,100	9,196,700	**22 485 800**
grade *(g/t Au)*	4,28	2.16	3.06	**2.83**
ounces *(thousands)(4)*	**436.0**	**703.9**	**902.9**	**2,042.8**
Measured Mineral Resources				
tonnes	2,564,900	14,082,400	2,087,100	**18,734,400**
grade *(g/t Au)*	2.62	1.23	1.99	**1.51**
ounces *(thousands)(4)*	216.1	555.7	133.7	**905.5**
Indicated Mineral Resources				
tonnes	6,276,900	19,699,000	2,573,400	**28 549 300**
grade *(g/t Au)*	2.69	1.19	2.03	**1.60**
ounces *(thousands)(4)*	542.7	761.2	168.0	**1,471.9**
Total Mineral Resources				
tonnes	8,841,800	33,781,400	4,660,500	**47,283,700**
grade *(g/t Au)*	2.67	1.21	2.01	**1.56**
ounces *(thousands)(4)*	**758.8**	**1,316.9**	**301.7**	**2,377.4**
Total Mineral Reserves and Resources				
tonnes	**12,010,800**	**43,901,500**	**13,857,200**	**69,769,500**
grade *(g/t Au)*	**3.09**	**1.43**	**2.71**	**1.97**
(thousands of ounces) (4)	**1,194.8**	**2,020.8**	**1,204.6**	**4,420.2**
Inferred Mineral Resources				
tonnes	1,520,500	14,073,300	6,676,700	**22 270 500**
grade *(g/t Au)*	3.26	1.03	2.07	**1.49**
ounces *(thousands) (4)*	159.4	466.3	444.8	**1,070.5**

(1) Mineral reserves are reported as in-situ, without consideration for metallurgical and mining recoveries.
(2) Mineral reserves and resources at Kiniero, Samira-Libiri and Mana at US$550/ounce;
(3) Mineral reserves and resources at Samira-Libiri represent 100% of SML's total resources
(4) Rounding of numbers to the nearest hundred of tonnes may introduce slight differences in the figures representing the ounces contained.

Semafo is committed to pursue aggressive exploration programs on its properties spending US$10M in 2007 to rapidly expand its reserve and resource base.

The mineral reserves and mineral resources estimations reported above are documented in conformity with Canadian National Instrument 43-101. The estimations are based on technical reports that will be filed on SEDAR. Michel Cormier, geological engineer, Semafo's Qualified Person was assisted by Michel Crevier, geologist and Director of geology to supervise the preparation of the technical reports on Kiniero, Samira and Mana. Each has reviewed this press release for accuracy and confirmed that the information relating to mineral reserves and mineral resources outlines above derived from technical reports prepared for Semafo by experienced mining geologists under their technical supervision.

The common shares of Semafo are traded on The Toronto Stock Exchange under the symbol "SMF".

FORWARD-LOOKING STATEMENTS
This press release contains « forward-looking statements », including, but not limited to, the statements regarding the Company's expectations as to the market price of gold, strategic plans, future commercial production, production targets, timetables, mine operating costs, fixed assets expenses, mineral reserve estimates and to the company's perspectives. Forward-looking statements express, as at the date of this press release, our estimates, forecasts, projections, expectations and beliefs as to future events or results. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, uncertainty as to calculation of mineral reserves, risks related to the grade of reserves, risks related to hedging strategies, risks of delays in construction and requirements of additional financing.

Semafo is a mining company whose mission is to explore, develop and mine major gold deposits in West Africa. Semafo currently operates the Kiniero mine in Guinea, the Samira Hill mine in Niger and the Mana project, under construction, in Burkina Faso

For more information contact :

MONTREAL:	MONTREAL	RENMARK :
Benoit La Salle,	Michel Cormier	Tina Cameron
President & CEO	Geological Engineer, Qualified Person	Tel : (514) 939-3989
Tel : (514) 744-4408	Tel: (514) 744-4408	E-Mail :
E-Mail : blasalle@semafo.com	E-mail: mcormier@semafo.com	tcameron@renmarkfinancial.com

More extensive information on Semafo can be found on our home page at http://www.semafo.com

NO REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE CONTENT OF THIS RELEASE

PRESS RELEASE

SEMAFO **TSX-SMF**

FOR IMMEDIATE RELEASE

SEMAFO CONCLUDES US$45,000,000 DEBT FINANCING FOR MANA GOLD PROJECT

Montreal, Quebec, March 15, 2007. – Semafo Inc. (SMF: TSX) today announced closing of a US$45,000,000 5-year term loan for its Mana Gold project currently under construction.

The loan, which has been fully underwritten by Natixis (formerly Natexis Banques Populaires) a leading Paris based financial institution, carries interest at the three month Libor rate plus 3% and is to be repaid in fifteen quarterly instalments of three million dollars each commencing June 30, 2008. Proceeds will be used for construction of the Mana mine.

As part of the transaction, Semafo issued to Natixis 1,000,000 warrants with an exercise price of CDN$2.00 and a five year term. Each warrant entitles the holder to subscribe to one common share.

The common shares of Semafo are traded on The Toronto Stock Exchange under the symbol "SMF".

Semafo is a mining company whose mission is to explore, develop and mine major gold deposits in West Africa. Semafo currently operates the Kiniero mine in Guinea, the Samira Hill mine in Niger and the Mana project in Burkina Faso currently in construction.

For more information contact :

SEMAFO:	SEMAFO:	RENMARK :
Benoit La Salle,	Michel Cormier	Christopher Wells
President & CEO	Qualified Person	
Tel : (514) 744-4408	Tel: (514) 744-4408	Tel : (514) 939-3989
Fax: (514) 744-2291	Fax : (514) 744-2291	Fax: (514) 939-3717
E-Mail : blasalle@semafo.com	E-mail: mcormier@semafo.com	E-Mail :cwells@renmarkfinancial.com

More extensive information on Semafo can be found on our home page at http://www.semafo.com

PRESS RELEASE
SEMAFO TSX-SMF
FOR IMMEDIATE RELEASE

SEMAFO - APPOINTMENTS TO MANAGEMENT AND BOARD OF DIRECTORS

Montreal, Quebec, June 11, 2007. – SEMAFO (TSX – SMF) today announced the appointment of Bryan A. Coates as a member of its Board of Directors, Michel Crevier as Geology Manager and Qualified Person and Réjean Gourde as Manager of Special Projects and Technical Advisor.

Mr. Coates has more than 20 years of progressive experience in the mining industry having held both operational and senior management positions. From July 2001 Mr. Coates held the position of Vice-President Finance and CFO of Cambior inc., which firm was in turn acquired by IAMGOLD Corporation in November 2006. At that time Mr Coates assumed the same responsibilities at IAMGOLD until February 2007. Mr. Coates is currently Vice President Finance and Chief Financial Officer of Osisko Exploration Ltd. He received a Bachelor of Commerce degree from Laurentian University in Sudbury, Ontario and is a member of the Ontario Order of Chartered Accountants.

Mr. Crevier, who joined Semafo in August of 2006, holds a masters degree in applied science from the University of Quebec in Chicoutimi. He has spent more than 25 years in mining and exploration including 20 years as a geology manager. Mr. Crevier has worked for several well-known international mining companies such as Placer Dome and Bema Gold Corp. Mr Crevier has also been involved with underground and open pit mining operations notably at the Sigma Mine, Kiena Mine and at the Julietta Mine in Russia.

Mr. Gourde holds a degree in mining engineering and has accumulated some 30 years experience in the mining sector. After 12 years working for Falconbridge and Aiguebelle Resources, Mr. Gourde joined Cambior inc. in 1987 as Managing Director of its Val-d'Or division. He, in turn, became Senior Vice-President of the Guiana Shield division in South America, a position he held for 13 years until joining Semafo.

The common shares of Semafo are traded on The Toronto Stock Exchange under the symbol "SMF".

FORWARD-LOOKING STATEMENTS
This press release contains « forward-looking statements », including, but not limited to, the statements regarding the Company's expectations as to the market price of gold, strategic plans, future commercial production, production targets, timetables, mine operating costs, fixed assets expenses, mineral reserve estimates and to the company's perspectives. Forward-looking statements express, as at the date of this press release, our estimates, forecasts, projections, expectations and beliefs as to future events or results. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, uncertainty as to calculation of mineral reserves, risks related to the grade of reserves, risks related to hedging strategies, risks of delays in construction and requirements of additional financing.

Semafo is a mining company whose mission is to explore, develop and mine major gold deposits in West Africa. Semafo currently operates the Kiniero mine in Guinea, the Samira Hill mine in Niger and is developing the Mana project in Burkina Faso

For more information contact :

SEMAFO:	RENMARK :
Benoit La Salle,	Tina Cameron
President & CEO	Tel : (514) 939-3989
Tel : (514) 744-4408	E-Mail :
E-Mail : blasalle@semafo.com	tcameron@renmarkfinancial.com

More extensive information on Semafo can be found on our home page at http://www.semafo.com

PRESS RELEASE

SEMAFO **TSX-SMF**

FOR IMMEDIATE RELEASE

Highlights of Semafo's Exploration Progams: Kiniero, Guinea and Samira Hill, Niger

Montreal, Quebec, June 20th, 2007. – SEMAFO (TSX – SMF) is pleased to provide an update of its 2007 Gold Exploration Programs with regard to its projects; Kiniero in Guinea and Samira Hill in Niger. For 2007, a budget totalling US$3.1M has been committed to the Kiniero project and US$3.3M to Samira Hill. Both programs aim at enhancing the gold reserves and resources base.

- **Kiniero Exploration Program: Mineralization extends into West Balan**
  Exploration work carried out in January and February 2007 (WADS drilling and trenching) in the West Balan area has unveiled two new mineralized zones in an area situated 1km southwest of the core zone hosting 610,000 tonnes averaging 3.95g/t Au of reserves, and 414,469 tonnes at 2.33 g/t resources (100,573 tonnes at 2.42 g/t measured and 313,896 tonnes at 2.04 g/t indicated). The first discovery is located in the vicinity of the anticipated pit design area and has been identified over 275m by drilling containing mineralized intersections such as **RC1825 with 4.66g/t over 21m, RC1781 with 1.97g/t over 9m, RC1830 with 2.19g/t over 7m**, and **RC1836 with 1.30g/t over 5m**. The discovered structure is sub-parallel to the core zone, but with offset to the west. The second discovery is located 700m southwest of the first one. It was identified by two trenches 50m apart that have respectively returned **1.38g/t over 15m** at BMANTP2 and **1.47g/t over 4m** as well as **5.96g/t Au over 2m** at BMANTP1. Both trenches display structures that are sub-parallel to the mineralized core zone. The overall geometric configuration of the three zones is that of an "en-échelon" or stepwise structure which is thought to be associated with a right-hand faulting. This new interpretation also opens potential for a structure to the northeast, in which previous drilling had been designed to verify continuous zones, but missed the new "échelon" concept. The gold-bearing potential of this corridor is currently being investigated through an intensive exploration and delineation drilling programs (see attached sketch).

- **Samira Hill Exploration Program: The Samira horizon goes on.**
  The first part of an IP survey (dipole-dipole, a=50, n=1 to 6) was completed by early April. This work was carried out by Sagax Mahgreb. Preliminary results are encouraging. The gold-bearing, highly conductive horizon (graphitic sediments) runs through the Samira and Libiri deposits and extends 9km in an eastward direction in the southern grid area where an offset or a folding is recorded. According to data from the airborne magnetic survey, it now seems that the said horizon could be located further to the south (and not to the north as previously thought), outside the area covered by IP work. It is now believed that the ore deposits develop primarily in the flex-zones, where maximum thicknesses of the bearing horizons are recorded. Good correlations have also been observed with resistivity and chargeability anomalies, as well as with soil geochemistry. Non-responsiveness of soil geochemistry to the East of Libiri could be solely attributable to the masking effects of the nearby river, whose bed is seemingly covered with an important influx of transported sediments.

  Overall three zones are selected for follow-up:
  1. 313,250E to 316,250E, and 1,481,500N to 1,479,250N in UTM WGS84
  2. 317,500 E to 318,750 E and 1,481,500 N to 1,480,000 N
  3. 311,750 E to 313,000 E and 1,483,500 N to 1,482,250 N

  Zones 1 and 3 are shown on the attached sketch with black-inked contours.

  It is worth noting that the anomaly detected in hole **RAB06LERB129** shows **3.51g/t Au over 20m**, including **5.78g/t Au over 9m**, coincides very well with the fold apex shown in Zone 3. As far as Zone 1, it is already subjected to trenching, which have returned grades such as **3.1g/t Au over 4m** (LT 68), **2.2g/t Au over 6m** (05LTR01), **2.36g/t Au over 5m** (05LTR02), and **1.82g/t over 9m** (05LTR03). Zone 2, located more to the East, requires more basic exploration.

  Current data demonstrate the presence of volcanics to the north of the meta-sediments/pyroclastics as previously stated; however to the south, no volcanics have been recorded (contrary to earlier assumption), thereby triggering new interest in investigating the possible extension and thickness of the gold-bearing horizon in the Saoura sector (East-Southeast)

All exploration programs have been designed and managed on site by the exploration teams and reviewed and supervised under the supervision of Michel Crevier, P. Geo MScA, Geology Manager and Semafo's Qualified Person, who has duly reviewed this publication with regard to its accuracy as well as and its conformity with the Canadian Instrument Standard No. 43-101.

In both Kiniero and Samira Hill, all individual drilling samples represent one-meter of drilling which were split in half for core and RC drill cuttings riffled spit to end to 1kg samples. One half core or a 1kg RC samples is kept on site as a control and an equivalent sized sample was sent for preparation and gold assaying to the Abilab laboratories Bamako, Mali for Kiniero, and to Ouagadougou, Burkina Faso for Samira Hill. Trench samples are also taken at 1m intervals to form 1kg samples. Each sample was fire-assayed for gold content on a 50g pulp sub-sample at the same Abilab laboratories. Complementing Abilab's own QA/QC (Quality Assurance/Quality Control) program, an internal QA/QC program was in place throughout the sampling program using among others, blind, duplicates and standard samples, according to recognized standard practices in the Industry.

The common shares of Semafo Inc. are traded on the Toronto Stock Exchange under the symbol « SMF »

FORWARD-LOOKING STATEMENTS

Semafo is a mining company whose mission is to explore, develop and mine major gold deposits in West Africa. Semafo currently operates the Kiniero gold mine in Guinea, the Samira Hill gold mine in Niger and is developing the Mana gold project in Burkina Faso.

For additional information, please contact:

SEMAFO:
Benoit La Salle,
Président & CEO
Tel : (514) 744-4408
E-Mail : blasalle@semafo.com

RENMARK :
Tina Cameron
Tel : (514) 939-3989
E-Mail :
tcameron@renmarkfinancial.com

More detailed information on Semafo Inc. can be found on its home page at http://www.semafo.com


SEMAFO GUINÉE S.A.
KINIERO MINE - WEST BALAN AREA
PROSPECTIVE AREA
PIT DESIGN
DELINEATION DRILLING TO BE COMPLETED
Rc1825
EXPLORATION DRILLING
2004/2006 DRILLINGS
Rc1836
EXECUTED DRILLING 2007
TRENCHS
Jean Gobele Permits - Mine Kiniero
WEST BALAN
Mine Kiniero
1
PRESUMED ZONE
2
NEW MINERALIZED ZONE
0 75 150 300
metres
410500 mE
411000 mE
411500 mE
412000 mE

NIGER - LIBIRI SOUTH EAST AREA


AREA #3
06LERB129
20M @ 3.51g/t
Including 9m @ 5.78g/t
01LT21
6m @ 1.40g/t
Legend
Chargeability Axes
Geophysical interpretation
LT73 Trenchs
RC drillings
1483000 mN
Libiri Pit
AREA#1
LT59
2m @ 1.42 g/t
2m @ 2.21 g/t
2m @ 2.4 g/t
2m @ 1.16 g/t
1481000 mN
05LT03
9m @ 1.82g/t
05LT02
5m @ 2.36g/t
05LT01
6m @ 2.22g/t
LT61
10m@5.37g/t
L24
L25
LT73
2m @ 1.09g/t
LT 68
4m@3.10g/t
LT29
2m @ 2.38g/t
LT65
2m@ 1.49g/t
2m@ 1.34g/t
Residual Resistivity Ohm*m
313000 mE
314000 mE
315000 mE
0
400
800
meters
1479000 mN
Libiri South East Area
SAMIRA MINE
LIBIRI MINE

PRESS RELEASE

SEMAFO **TSX-SMF**

FOR IMMEDIATE RELEASE

SEMAFO has no exposure to ABCP

Montreal, Quebec, August 22, 2007. - SEMAFO (TSX – SMF) reports that it has no exposure to Canadian asset backed commercial paper.

Semafo's cash, cash equivalents and restricted cash of US $52 millions as of June 30, 2007 is invested in highly rated liquid instruments with large financial institutions.

The common shares of Semafo are traded on The Toronto Stock Exchange under the symbol "SMF".

Semafo is a mining company whose mission is to explore, develop and mine major mineral deposits in West Africa. Semafo currently operates the Kiniero mine in Guinea, the Samira Hill mine in Niger and the Mana project in Burkina Faso, currently in construction.

For more information contact :

SEMAFO:	RENMARK :
Benoit La Salle,	Tina Cameron
President & CEO	
Tel : (514) 744-4408	Tel : (514) 939-3989
Fax: (514) 744-2291	Fax: (514) 939-3717
E-Mail : blasalle@semafo.com	E-Mail :tcameron@renmarkfinancial.com

More extensive information on Semafo can be found on our home page at http://www.semafo.com

PRESS RELEASE

SEMAFO **TSX-SMF**

FOR IMMEDIATE RELEASE

BOUGHT DEAL FINANCING

Montreal, Quebec, October 25, 2007. - SEMAFO (TSX – SMF) has today entered into an agreement with a syndicate of Underwriters led by Westwind Partners Inc. under which the Underwriters have agreed to buy 18,500,000 Common Shares from Semafo and sell to the public at a price of $1.35 per Common Share, representing an aggregate issue amount of $24,975,000. The Underwriters have been granted an over-allotment option, exercisable up to 2 days prior to closing, to purchase an additional 2,775,000 Common Shares. Closing is expected on or about November 13, 2007.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About SEMAFO

Semafo is a Canadian-based mining company conducting exploration, development and production activities in West Africa. The Company currently operates two gold mines, the Kiniero mine in Guinea and the Samira Hill mine in Niger. A third mine, the Mana gold project in Burkina Faso, is under construction with plant commissioning scheduled for December 2007. Semafo is committed to evolve in a conscientious manner to become a major player in its geographical area of interest, while maintaining values and strengthening relationships to increase shareholder value.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding expectations of the Company as to the market price of gold, strategic plans, future commercial production, production targets, timetables, mining operating expenses, capital expenditures, and mineral reserve and resource estimates. Forward-looking statements involve known and unknown risks and uncertainties and accordingly, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, fluctuations in the market price of precious metals, mining industry risks, uncertainty as to calculation of mineral reserves and resources, risks related to hedging strategies, risks of delays in construction, requirements of additional financing and other risks described in the Company's documents filed from time to time with Canadian securities regulatory authorities. Although the Company is of the opinion that these forward-looking statements are based on reasonable assumptions, those assumptions may prove to be incorrect. Accordingly, readers should not place undue reliance on forward-looking statements. Readers can find further information with respect to risks in the Annual Information Form of the Company and other filings of the Company with Canadian securities regulatory authorities available at www.sedar.com. The Company disclaims any obligation to update or revise these forward-looking statements, except as required by applicable law.

For more information contact :

SEMAFO:
Benoit La Salle,
President & CEO
Tel : (514) 744-4408
E-Mail :
blasalle@semafo.com

Renmark :
Tina Cameron
Tel : (514) 939-3989
E-Mail :
tcameron@renmarkfinancial.com

PRESS RELEASE

SEMAFO **TSX-SMF**

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

SEMAFO INC. ANNOUNCES CLOSING OF $24,975,000 BOUGHT DEAL FINANCING

MONTREAL, Quebec, November 13, 2007 – Semafo inc. (SMF: TSX) today announced that it has closed its offering of 18,500,000 common shares at a price of $1.35 per share, pursuant to its short form prospectus dated November 6, 2007, raising gross proceeds of $24,975,000. The net proceeds of the offering will be used for the selective reduction of the Company's gold hedge position, and for working capital to fund the daily operations of the business of the Company.

The underwriting syndicate for the offering was led by Westwind Partners Inc. and included BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc. and Haywood Securities Inc.

The common shares of Semafo are traded on The Toronto Stock Exchange under the symbol "SMF".

About SEMAFO

Semafo is a Canadian-based mining company with gold production and exploration activities located in West Africa. The Company currently operates two gold mines with a third, the Mana mine in Burkina Faso, in the latter stages of construction. Semafo is committed to evolve in a conscientious manner to become a major player in its geographical area of interest, while maintaining values and strengthening relationships to increase shareholder value.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding expectations of the Company as to the market price of gold, strategic plans, future commercial production, production targets, timetables, mining operating expenses, capital expenditures, and mineral reserve and resource estimates. Forward-looking statements involve known and unknown risks and uncertainties and accordingly, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, fluctuations in the market price of precious metals, mining industry risks, uncertainty as to calculation of mineral reserves and resources, risks related to hedging strategies, risks of delays in construction, requirements of additional financing and other risks described in the Company's documents filed from time to time with Canadian securities regulatory authorities. Although the Company is of the opinion that these forward-looking statements are based on reasonable assumptions, those assumptions may prove to be incorrect. Accordingly, readers should not place undue reliance on forward-looking statements. Readers can find further information with respect to risks in the Annual Information Form of the Company and other filings of the Company with Canadian securities regulatory authorities available at www.sedar.com. The Company disclaims any obligation to update or revise these forward-looking statements, except as required by applicable law.

For more information contact :

SEMAFO:	Renmark :
Benoit La Salle,	Tina Cameron
President & CEO	Tel : (514) 939-3989
Tel : (514) 744-4408	E-Mail :
E-Mail : blasalle@semafo.com	tcameron@renmarkfinancial.com

PRESS RELEASE
SEMAFO TSX-SMF

FOR IMMEDIATE RELEASE

SEMAFO Reports Operating Results for 2007 and Guidance for 2008
Annual Gold Production up 12% to 106,400 oz

Montreal, Quebec, February 7, 2008. - SEMAFO (TSX – SMF) today announced that fourth quarter 2007 gold production was 26,700 ounces, an increase of 24% over the same period in 2006. Gold production totaled 106,400 ounces in 2007. For the year, Samira Hill was within guidance range, producing 79,300 ounces, however Kiniero fell below guidance, producing 27,100 ounces due to geological issues.

SAMIRA HILL

OPERATING RESULTS	For the three months ended December 31, 2007	2006	For the twelve months ended December 31, 2007	2006
Ore mined (tonnes)	475,800	316,700	1,595,000	1,098,600
Ore processed (tonnes)	420,700	226,900	1,510,500	880,600
Head grade(g/tonne)	2,06	2,29	1,99	2,14
Recovery (%)	77	78	83	80
Gold production (ounces)	20,000	12,700	79,300	47,600

Samira Hill operations achieved plan in 2007. It is estimated that Samira Hill will produce between 68,000 - 73,000 ounces of gold in 2008.

KINIERO

OPERATING RESULTS	For the three months ended December 31, 2007	2006	For the twelve months ended December 31, 2007	2006
Ore mined (tonnes)	93,300	148,800	384,500	458,500
Ore processed (tonnes)	131,100	138,500	465,100	576,200
Head grade(g/tonne)	1,84	2,16	1,99	2,70
Recovery (%)	92	92	92	94
Gold production (ounces)	6,700	8,900	27,100	47,200

While 2007 was disappointing at Kiniero, the company announced a series of initiatives and detailed action plan in the third quarter of 2007 aimed at returning the mine to satisfactory production levels. "We definitely commenced 2008 on positive note having received the West Balan mining permit," said Benoit Desormeaux, Semafo's Chief Operating Officer. "The permit, coupled with the extension of the overall West Balan structure will create added opportunity for this property in the future." It is anticipated that Kiniero will produce between 37,000 - 42,000 ounces of gold in 2008.

MANA

2007 was an excellent year at Mana. Construction is tracking towards plant start-up this month. On the exploration front, the first stage of an overall program aimed at increasing the project's resource and reserve base was completed in the latter part of the year. Drill results to date have been positive. It is estimated that Mana will produce between 60,000 - 70,000 ounces of gold in 2008.

2008 Production and Cost Outlook

For the 2008 year, we estimate overall production will be between 165,000 and 185,000 ounces comprising 65,000 to 70,000 ounces in the first half of the year and 100,000 to 115,000 ounces in the second half with overall cash operating costs for the year of $400 - $450 per ounce.

As more fully disclosed in the Risk Factors in our Annual Information Form filed on Sedar, and as may be amended, numerous factors could cause our estimates and expectations to be incorrect or could lead to changes in our plans. Under any of these circumstances, the estimates described above could change materially.

OBJECTIVES FOR 2008:

- Achieve ongoing stable production at both the Samira Hill and Kiniero gold mines;
- Successfully start-up the new Mana mine;
- Continue the expanded exploration process initiated in 2007 to increase resource and reserves and ultimately extend mine life;
- Increase gold sales by 60%;
- Pursue strategic initiatives aimed at increasing shareholder value.

"While not satisfied with overall performance in 2007, production results at Samira Hill, timely Mana mine construction and the ability to address challenges at Kiniero all serve to validate our operating team's commitment to the success of the organization," said Mr. Benoit La Salle, President & CEO. "We are particularly pleased with the results of exploration programs initiated in 2007 aimed at increasing resource and reserves and look forward to issuing continued progress reports that will reflect positively in this area in 2008 and beyond".

Audited Financial statements for the year ended December 31, 2007 as well as the Company's resource and reserve statement will be released in March, 2008.

About SEMAFO
Semafo is a Canadian-based mining company with gold production and exploration activities located in West Africa. The Company currently operates two gold mines with a third, the Mana mine in Burkina Faso, in the latter stages of construction. Semafo is committed to evolve in a conscientious manner to become a major player in its geographical area of interest, while maintaining values and strengthening relationships to increase shareholder value.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding expectations of the Company as to the market price of gold, strategic plans, future commercial production, production targets, timetables, mining operating expenses, capital expenditures, and mineral reserve and resource estimates. Forward-looking statements involve known and unknown risks and uncertainties and accordingly, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, fluctuations in the market price of precious metals, mining industry risks, uncertainty as to calculation of mineral reserves and resources, risks related to hedging strategies, risks of delays in construction, requirements of additional financing and other risks described in the Company's documents filed from time to time with Canadian securities regulatory authorities. Although the Company is of the opinion that these forward-looking statements are based on reasonable assumptions, those assumptions may prove to be incorrect. Accordingly, readers should not place undue reliance on forward-looking statements. Readers can find further information with respect to risks in the Annual Information Form of the Company and other filings of the Company with Canadian securities regulatory authorities available at www.sedar.com. The Company disclaims any obligation to update or revise these forward-looking statements, except as required by applicable law.

For more information contact :

SEMAFO:
Benoit La Salle, President & CEO
Tel : (514) 744-4408
E-Mail : blasalle@semafo.com

Renmark :
Tina Cameron
Tel : (514) 939-3989
E-Mail :tcameron@renmarkfinancial.com

PRESS RELEASE

SEMAFO TSX-SMF

FOR IMMEDIATE RELEASE

CONFERENCE CALL NOTIFICATION
2007 FINANCIAL RESULTS

Montreal, Quebec, March 20th , 2008. - Semafo Inc. (TSX: SMF) will host a conference call for the investor community to discuss the company's financial results for the fourth quarter and year ended December 31, 2007 as well as to provide updates on operations:

Date:	**Wednesday, March 26, 2008**
Time:	**10:00 AM (ET)**
Tel. local & overseas:	**1-416-644-3420**
Tel. North America:	**1-800-731-5319**

The conference call will feature Benoit La Salle, President and Chief Executive Officer, Benoit Desormeaux, Executive Vice-President and Chief Operation Officer, Martin Milette, Chief Financial Officer and Michel Crevier, Geology Manager and Qualified Person.

The conference call will be archived for replay until April 2, 2008. To access the archived conference call, please dial (877) 289-8525 and enter pass code 2126 6751 followed by the number sign.

We look forward to your participation and thank you for your interest in Semafo.

The common shares of Semafo are traded on The Toronto Stock Exchange under the symbol "SMF".

About SEMAFO

Semafo is a Canadian-based mining company with gold production and exploration activities located in West Africa. The Company currently operates three gold mines, in Burkina Faso, Niger and Guinea. Semafo is committed to evolve in a conscientious manner to become a major player in its geographical area of interest, while maintaining values and strengthening relationships to increase shareholder value.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding expectations of the Company as to the market price of gold, strategic plans, future commercial production, production targets, timetables, mining operating expenses, capital expenditures, and mineral reserve and resource estimates. Forward-looking statements involve known and unknown risks and uncertainties and accordingly, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, fluctuations in the market price of precious metals, mining industry risks, uncertainty as to calculation of mineral reserves and resources, risks related to hedging strategies, risks of delays in construction, requirements of additional financing and other risks described in the Company's documents filed from time to time with Canadian securities regulatory authorities. Although the Company is of the opinion that these forward-looking statements are based on reasonable assumptions, those assumptions may prove to be incorrect. Accordingly, readers should not place undue reliance on forward-looking statements. Readers can find further information with respect to risks in the Annual Information Form of the Company and other filings of the Company with Canadian securities regulatory authorities available at www.sedar.com. The Company disclaims any obligation to update or revise these forward-looking statements, except as required by applicable law.

For more information contact :

SEMAFO:
Benoit La Salle,
President & CEO
Tel : (514) 744-4408
E-Mail : blasalle@semafo.com

Renmark :
Maurice Dagenais
Tel : (514) 939-3989
E-Mail :mdagenais@renmarkfinancial.com

SEMAFO

PRESS RELEASE

SEMAFO **TSX-SMF**

FOR IMMEDIATE RELEASE

2007 FINANCIAL RESULTS
Gold production up by 12%

Montreal, Quebec, March 25, 2008 – SEMAFO (TSX: SMF) today reported its financial and operational results for the year ended December 31, 2007. All amounts are in US dollars unless otherwise stated. A conference call will be held Wednesday March 26, 2008 at 10:00 a.m. (E.S.T) to discuss the year end results. Details to access the call can be found on the home page of the Company's website at www.semafo.com. Semafo's consolidated financial statements together with Management's Discussion and Analysis are available on its website or at www.sedar.com.

HIGHLIGHTS

Financial

- Cash flows from operating activities of $10,245,000
- Net loss of $23,110,000 in 2007 including an unrealized loss of $17,923,000 resulting from the mark to market of financial instruments

Operations

- Gold production totalled 106,400 ounces in 2007, up 12% from 2006
- Significant progress was made on Mana mine construction, including obtaining the mining convention
- Drilling began on high-potential extensions of the Wona structures in Burkina Faso and the SE horizon of the Libiri pit in Niger
- The permit was obtained for West Balan in Guinea

Reserves and Resources (compliant with national Instrument 43-101)

- Reserves and resources at Semafo totaling 4,252,100
- A 420% increase of inferred resources at Mana totaling 1 867 100 ounces

Production

The Samira Hill Mine produced, in accordance with budget, a total of 79,300 ounces of gold in 2007 at a cash operating cost of $425 per ounce compared to 47,600 ounces, for the same period in 2006, at a cash operating cost of $397 per ounce.

The Kiniero mine produced a total of 27,100 ounces of gold in 2007 at a cash operating cost of $707 per ounce compared to 47,200 ounces at $407 for the same period in 2006.

Geological issues at Kiniero contributed to the underperformance of this property in 2007. The structures identified for mining contained lower than anticipated mineralization. Definition drilling together with geological and ore genesis studies ascertained lower grade structures of second order in the mineralization process owing to swarms of much finer veins creating internal dilution.

In order to return the mine to acceptable production levels, a series of initiatives and detailed action plans were undertaken in the third quarter, mainly reorienting the main mill feed source to first order structures such as West Balan.

Exploration

The main objective of the 2007 exploration program at Mana was to develop new targets in the vicinity of the Wona and Nyafé deposits as well as new targets in close proximity to the Mana Mine.

Exploration carried out in 2007 demonstrated the potential for extension over 1,300 meters. Moreover, deep drilling in the north of Wona lead to significant increase of inferred resources totaling 1,867,100 ounces at the end of 2007.

In Niger, the main objective of the 2007 exploration program was to replace reserves and to increase resources mainly in the Libiri zone.

Exploration highlighted a considerable extension of the Samira Horizon which allowed for the addition of two new zones in the resource category.

As at December 31, 2007, our mineral reserves at Samira stand at 735,900 ounces of gold compared to 703,900 ounces in 2006, resulting in an increase of 21 % considering reserves mined in 2007.

The 2007 exploration program at Kiniero focused mainly on the development of advanced targets located in close proximity of the existing deposits with the objective of increasing the mineral reserves and resources.

An important RC drilling program confirmed extension to the West Balan structure over a total of 1,100 meters and the structure is still open to the south west.

As at December 31, 2007, Kiniero presents a decrease of its mineral reserves which is mainly related to the review of the geological interpretation following 2007 geological challenges.

About SEMAFO

Semafo is a Canadian-based mining company with gold production and exploration activities located in West Africa. The Company currently operates three gold mines in Burkina Faso, Niger and Guinea. Semafo is committed to evolve in a conscientious manner to become a major player in its geographical area of interest, while maintaining values and strengthening relationships to increase shareholder value.

For more information contact :

SEMAFO:
Benoit La Salle,
President & CEO
Tel : (514) 744-4408
E-Mail : blasalle@semafo.com

Renmark :
Maurice Dagenais
Tel : (514) 939-3989
E-Mail :
tcameron@renmarkfinancial.com

PRESS RELEASE

SEMAFO **TSX-SMF**

FOR IMMEDIATE RELEASE

SEMAFO GOLD RESERVES AND RESOURCES UPDATE

Total Inferred resources at Mana increase by 1.4M ounces

Montreal, Quebec, March 25, 2008. – SEMAFO (TSX – SMF) announced today that its mineral reserves and resources as at December 31, 2007 totalled 4,252,100 ounces. Using a gold price of $650 per ounce for Samira and Mana and $750 for Kiniero, Semafo's proven and probable mineral reserves total 24,715,400 tonnes at 2.48 g/t Au representing 1,969,700 ounces compared to 2,042,800 ounces from 22,485,800 tonnes at 2.82 g/t Au as at December 31, 2006.

The measured and indicated mineral resources total 46,301,500 tonnes at 1.53 g/t Au representing 2,282,400 ounces compared to 2,377,400 ounces from 47,283,700 tonnes at 1.56 g/t Au as at December 31, 2006.

In addition, the inferred mineral reserves total 39,004,400 tonnes at 2.05 g/t Au representing 2,565,900 ounces compared to 1,070,500 ounces from 22,270,500 tonnes at 1.49 g/t Au as at December 31, 2006.

All calculations from the three mines were conducted with the support of the Datamine mining software, using geologically-controlled block modelling and estimation of the grades by ordinary kriging.

Highlights (Refer to table1: Reserves and Resources Summary as at December 31, 2007)

➢ Mana mine, Burkina Faso

Proven and probable mineral reserves for the Mana mine total 9,824,400 tonnes containing 924,600 ounces of gold, at an average grade of 2.93 g/t Au. This represents a nominal increase in overall ounces compared to those reported at the end of 2006.

Additionally, the total mineral resources from both the Wona and Nyafe deposits increased by 5% totalling 4,875,100 tonnes at an average grade of 2.03 g/t Au containing 317,800 ounces of gold.

A significant increase in resources in the inferred category was recorded now totalling 1,867,100 ounces compared to 444,800 ounces the year prior. This increase is primarily the result of a deep drilling campaign carried out under the Wona pit and extending toward NE. In light of these results additional drilling will be carried out in the coming months to further evaluate the zone for underground mining.

➢ Samira Hill mine, Niger

Proven and probable mineral reserves total 12,621,000 tonnes at 1.81 g/t Au containing 735,900 ounces of gold. This represents a 21% increase in overall ounces compared to those reported at the end of 2006, considering reserves mined in 2007.

Measured and indicated mineral resources total 33,366,400 tonnes at a grade of 1.15 g/t Au containing 1,228,700 ounces of gold compared to 1,316,900 ounces at the end of 2006.

➢ Kiniero mine, Guinea

➢

Proven and probable mineral reserves, signed by Geostat System Internationnal inc. total 2,270,000 tonnes at 4.24 g/t Au containing 309,200 ounces of gold. This represents a 29% decrease in overall ounces compared to those reported at the end of 2006. Following geological challenges encountered at Kiniero during 2007, our geological models have been reviewed and adjusted leading to a decrease in tonnage and in grade.

Measured and indicated mineral resources total 8,060,000 tonnes at 2.84 g/t Au containing 735,900 ounces of gold compared to 758,800 ounces in overall mineral resources at the end of 2006.

About SEMAFO

Semafo is a Canadian-based mining company with gold production and exploration activities located in West Africa. The Company currently operates three gold mines in Burkina Faso, Niger and Guinea. Semafo is committed to evolve in a conscientious manner to become a major player in its geographical area of interest, while maintaining values and strengthening relationships to increase shareholder value.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding expectations of the Company as to the market price of gold, strategic plans, future commercial production, production targets, timetables, mining operating expenses, capital expenditures, and mineral reserve and resource estimates. Forward-looking statements involve known and unknown risks and uncertainties and accordingly, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, fluctuations in the market price of precious metals, mining industry risks, uncertainty as to calculation of mineral reserves and resources, risks related to hedging strategies, risks of delays in construction, requirements of additional financing and other risks described in the Company's documents filed from time to time with Canadian securities regulatory authorities. Although the Company is of the opinion that these forward-looking statements are based on reasonable assumptions, those assumptions may prove to be incorrect. Accordingly, readers should not place undue reliance on forward-looking statements. Readers can find further information with respect to risks in the Annual Information Form of the Company and other filings of the Company with Canadian securities regulatory authorities available at www.sedar.com. The Company disclaims any obligation to update or revise these forward-looking statements, except as required by applicable law.

For more information contact :

SEMAFO:
Benoit La Salle,
President & CEO
Tel : (514) 744-4408
@ : blasalle@semafo.com

SEMAFO:
Michel Crevier, géo., MScA
Geology Manager and Qualified Person
Tel: (514-744-4408
@: mcrevier@semafo.com

Renmark :
Maurice Dagenais
Tel : (514) 939-3989
@ :
mdagenais@renmarkfinancial.com

Table 1-Reserves and Resources Summary as at December 31, 2007

MINERAL RESERVES

Mines	Mana [1][2] Burkina Faso	Samira Hill [2][3] Niger	Kinlero [2][4] Guinea	Total
Proven Mineral Reserves				
Tonnes	8,558,000	10,339,800	549,000	19,447,300
Grade (g/t Au)	3.01	1.81	3.30	2.38
Ounces [5]	828,900	600,100	59,000	1,488,000
Probable Mineral Reserves				
Tonnes	1,265,900	2,281,200	1,721,000	5,268,100
Grade (g/t Au)	2.35	1.85	4.50	2.84
Ounces [5]	95,700	135,800	250,200	481,700
TOTAL MINERAL RESERVES				
Tonnes	9,824,400	12,621,000	2,270,000	24,715,400
Grade (g/t Au)	2.93	1.81	4.24	2.48
Ounces [5]	924,600	735,900	309,200	1,969,700

MINERAL RESOURCES

Mines	Mana [1][2] Burkina Faso	Samira Hill [2][3] Niger	Kinlero [2][4] Guinea	Total
Measured Mineral Resources				
Tonnes	2,165,900	12,976,000	645,000	15,786,900
Grade (g/t Au)	1.90	1.14	2.50	1.30
Ounces [5]	132,000	476,900	52,900	661,800
Indicated Mineral Resources				
Tonnes	2,709,200	20,390,400	7,415,000	30,514,600
Grade (g/t Au)	2.13	1.15	2.90	1.65
Ounces [5]	185,800	751,800	683,000	1,620,600
TOTAL MINERAL RESOURCES				
Tonnes	4,875,100	33,366,400	8,060,000	46,301,500
Grade (g/t Au)	2.03	1.15	2.84	1.53
Ounces [5]	317,800	1,228,700	735,900	2,282,400
TOTAL MINERAL RESERVES AND RESOURCES				
Tonnes	14,699,500	45,987,400	10,330,000	71,016,900
Grade (g/t Au)	2.63	1.33	3.15	1.86
Ounces [5]	1,242,400	1,964,600	1,045,100	4,252,100
INFERRED MINERAL RESOURCES				
Tonnes	25,297,100	12,732,300	975,000	39,004,400
Grade (g/t Au)	2.30	1.46	3.20	2.05
Ounces [5]	1,867,100	597,800	101,000	2,565,900

We are presenting 100% of the reserves and resources of the mines in the above table as they are mostly attributable to Semafo Inc. in accordance with its financial structure.

(1) The Company indirectly owns 90% of Semafo Burkina Faso S.A. which directly holds the interest in the Mana mine reserves and resources.
(2) Mineral reserves estimated using $650 per ounce of gold for the Samira Hill and Mana mines and $750 per ounce of gold for the Kiniero mine.
(3) Mineral reserves and resources at the Samira Hill Mine represent the combined reserves & resources of Société des Mines du Liptako (SML) S.A. and African Geomin Mining Develoment Corporation (AGMDC). The company indirectly owns 40% of SML and indirectly controls SML through its control of AGMDC pursuant to the company's right to elect a majority of Board members of AGMDC.
(4) The Company indirectly owns 85% of Semafo Guinée S.A. which directly holds the interest in the Kiniero Mine reserves and resources.
(5) Rounding of numbers to the nearest hundred of tonnes may introduce slight differences in the figures representing the ounces contained.


2007

AFO

Explore, Develop, Produce

MANAGEMENT DISCUSSION & ANALYSIS

The Management's Discussion and Analysis ("MD&A") provides a discussion and analysis of our financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations for the three-month period ended March 31, 2007 compared to the corresponding period last year. This MD&A, prepared as of May 10, 2007, is intended to complement and supplement our consolidated interim financial statements. It should be read in conjunction with the MD&A for the period ended December 31, 2006, our audited consolidated annual financial statements for the year ended December 31, 2006 and notes thereto, together with our consolidated interim financial statements and notes thereto for the quarter ended March 31, 2007. Our financial statements and this MD&A are intended to provide investors with reasonable basis for assessing our results of operation and our financial performance.

Our audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), and all dollar amounts in this MD&A are expressed in U.S. dollars, unless otherwise specified. Effective January 1, 2007, the Company adopted four new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") addressing Financial Instruments, Stripping Costs Incurred in the Production Phase of a Mining Operation (stripping costs), Comprehensive Income and Unitholders' Equity. See note 3 of the consolidated interim financial statements as at March 31, 2007.

HIGHLIGHTS

Three-month periods ended March 31	2007	2006
Operations		
Gold production (ounces)	**29,000**	33,300
Gold sales (ounces)	**28,100**	30,000
Cash operating cost ($/tonne processed) (2) (3)	**23**	23
Cash operating cost ($/ounce produced) (2) (3)	**450**	362
Average selling price ($/ounce)	**661**	417
Results (in thousands $)		
Gold sales	**18,576**	13,087
Net loss (3)	**(3,233)**	(1,659)
Cash flow from operating activities (1) (2) (3)	**3,871**	22

1 Cash flow from operating activities excludes changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment.
2 Non GAAP measures.
3 The 2006 amounts are restated since the company adopted CICA EIC-160 - 'Stripping Costs Incurred in the Production Phase of a Mining Operation".

HIGHLIGHTS OF THE FIRST QUARTER 2007

- **Gold production of 29,000 ounces in the first quarter of 2007**
- **Net loss of $3,233,000 in the first quarter of 2007, including an unrealized loss of $3,350,000 following the changes to fair value of financial instruments**
- **Production cost steady at $23 / tonne processed**
- **Cash flow from operating activities of $3,871,000**
- **Granted the exploitation permit for the Mana project**
- **Closing of a $45,000,000 financing for the Mana project**
- **Settlement of gold sales contracts, representing 45,000 ounces**
- **Achievement of significant energy cost savings in Niger by joining the national power grid**
- **Awarded 5 uranium permits in Niger**

OBJECTIVES 2007

- **Expand exploration programs, spending $10,000,000 to increase reserves and resources, thereby increasing the mine life of our projects**
- **Produce a revised production between 42,000 and 48,000 ounces of gold at Kiniero**
- **Produce between 77,000 and 83,000 ounces of gold at Samira Hill**
- **Complete the construction of the Mana project in Burkina Faso and begin plant commissioning**
- **Begin expansion at Kiniero that will increase production**

1st quarter 2007

EXPLORATION

Guinea

The 2007 exploration program is focused on the development of advanced targets located in close proximity to the West Balan and Hereiko structures.

The program consists of airborne geophysical survey at low elevation over zones covered by a laterite cap that have given positive returns via soil geochemistry. Approximately 4,000 linear km of this airborne work will be carried out at the beginning of the third quarter 2007 with the objective of defining geological contacts and structures of potentially Kiniero type mineralization.

More than 40,000 m3 of trenching will be undertaken in the area surrounding the West Balan, Mankan, Hereiko and Filon Bleu structures. In addition, 20,000 meters of RC drilling will be carried out on the extension of the Sabali East, Zone C and West Balan structures as well as on Mankan, Hereiko, and Filon Bleu.

A delineation drilling program of approximately 3,000 meters of core drilling will be undertaken at Sabali East, Zone C and other areas to determine the density of the material and to better define the mineralized structures.

During the first quarter 2007, exploration activities consisted of 12,000 meters of RC drilling carried out on West Balan and Zone C. While full results have not yet been received, preliminary samples indicate a possible extension of more than 200 meters. Zone C results are still outstanding. Furthermore drilling also started on Sabali East.

Exploration work was affected by the national strike that took place in January 2007 and efforts are now being deployed to catch up on time lost. As a result, an additional RC drill was added at the end of April 2007.

Niger

Due to social unrest in December 2006, the exploration program for 2006 was only completed and validated during the first quarter of 2007. For the 2007 year, exploration will consist of 22,000 m3 of trenching, 14,000 m of RC drilling, 11,000 m of RAB drilling and 400 km of geophysical (PP). The work will be carried out over the permit although focused principally on the Bolondjounga and Libiri zones and Saoura permit.

In addition, the program includes the delineation of Boundary zones. A total of 5,000 meters of RC drilling and 3,000 meters of core drilling will be undertaken.

During the first quarter 2007, 2,000 meters of core drilling have been completed. Results are still outstanding.

Also in the first quarter 2007, over 100 km of geophysical (PP) were completed with a view to identifying targets for drilling over the coming months.

Burkina Faso

Exploration program at Mana is aimed at the development of new targets in the vicinity of Wona and Nyafé, and on other permits in close proximity to the Mana project. We are planning more than 20,000 m3 of trenching, 52,000 meters of RAB drilling, 19,000 meters of RC drilling and 6,000 meters of core drilling.

The first exploration work undertaken in 2007 comprised 6,000 meters of core drilling looking for potential in-depth mineralization of Wona and Nyafé. While results are partial they are showing good potential that merit further investigation in the North and deep part of Wona. Additional RC drilling was added for the second quarter, chasing the North extension.

A soil geochemistry on litho-structural anomalies was also ongoing. Near 4,000 samples were collected from Mana East and West and Fobiri permits. More than 3,000 m3 of trenching was realized on Mana West and Massala permit. More work will be undertaken according to the first phase results.

Exploration work on all our properties is proceeding as planned and will continue during the second quarter of 2007.

1st quarter 2007

MANA PROJECT DEVELOPMENT

During the first quarter 2007, we received the mine exploitation permit and we closed a $45,000,000 debt financing for the construction of the plant and related infrastructures. Funding to complete the $70,000,000 required by the project will be from corporate cash.

Construction of the plant and infrastructure for the project are progressing very well being currently on schedule for plant commissioning at year end.

Here is a brief summary of the advancement of the project:

- ✓ Relocation of the Somona village has commenced and is scheduled for completion in September.
- ✓ All plant equipment has been ordered.
- ✓ The mining fleet and related equipment is on site and operational. Work is focusing on the water dam construction in order to catch water during rainy season and on the construction of the tailings dam. Most of the material for these works is coming from stripping of the Wona pit. In addition, more than 8 kms of the 10 km road to the Nyafé Pits is completed.
- ✓ Drilling of water wells, for pit dewatering and plant supply has been completed.
- ✓ The tower crane is erected and in operation.
- ✓ Foundation works for the plant are nearing completion
- ✓ Steel erection is scheduled to commence in the first week of June. Structural steel is currently being fabricated in Senegal.
- ✓ The power generating equipment is in transit and scheduled to arrive to site in May.
- ✓ First deliveries of the CIL tanks are scheduled to arrive in July.
- ✓ The crushing circuit is scheduled to arrive to site in June and the apron feeder is scheduled to arrive in August.
- ✓ The elution package and the regeneration kiln are also scheduled to arrive in August.

The 4,000 t/d ball mill is scheduled for delivery at the end of September. In light of delays that other mining companies have experienced with on time deliveries from ball mill manufacturers, we have acquired a 2,000 t/d SAG mill. This mill is currently being refurbished here in Quebec and will be delivered to site in September 2007. Considering the market for used ball mills we feel the purchase makes good sense both as a back-up or as an easily resalable asset. This action eliminates any potential delays in start-up attributable to the manufacturer.

REVIEW OF MINING OPERATIONS

Kiniero Mine

Three-month periods ended March 31	2007	2006
Operating statistics		
Ore mined (tonnes)	**108,100**	106,200
Ore processed (tonnes)	**140,800**	152,500
Head grade (g/tonne)	**2.08**	2.85
Recovery (%)	**91**	96
Gold production (ounces)	**8,600**	13,100
Cash operating costs ($/ounce produced) (1)	**498**	382
Cash operating costs ($/tonne processed) (1)	**31**	33

1 The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

During the first quarter of 2007, Guinea was affected by a national strike that lasted for several weeks. Despite local activities being completely paralyzed by the strike, we were able to maintain certain activities. The strike which included the national customs services forced us to suspend all inbound and outbound movement of materials. Mining extraction activities were at a standstill for 7 days during the national strike.

During the three-month period ending March 31, 2007, a total of 1,896,000 tonnes of material was mined including 108,100 tonnes of ore, for a stripping ratio of 17:1. During the first quarter of 2006, a total of 1,729,200 tonnes of material was mined, including 106,200 tonnes of ore, for a stripping ratio of 15:1. Despite the 7-day stoppage in the mining activities, we extracted a record quantity of materials due to the efficiency of our new mining equipment. The equipment has been in operation since September 1st, 2006, when we took over from our mining contractor. Mining activities were concentrated mainly in the Gobele A North (GAN), Northeast Gobele D (NEGD) and Gobele C (GC) pits. The GAN pit was planned to be the main source of ore in the first quarter, but the unexpected presence of sap rock slowed down the extraction cycle and forced us to develop additional pits more quickly than planned. The GC pit was therefore stripped during March in order to extract ore in April 2007. A total of 420,000 tonnes of waste material was extracted from this pit in the first quarter.

We processed 140,800 tonnes of ore at an average grade of 2.08 g/t during the three-month period ending March 31, 2007, compared to 152,500 tonnes of ore at an average grade of 2.85 g/t over the same period in 2006. The reduction in the grade of ore processed is mainly explained by the extraction activity stoppage during the national strike, and by the development of new pits which entailed the extraction of a larger quantity of waste material, thereby forcing us to process lower grade ore from stockpiles. In addition, some inaccuracies in geological interpretations of the NEGD pit led to extraction delays as well as an over-evaluation of ore quantities and an under-evaluation of the quantity of waste material in the mining plan compared to actual. The interpretations of those pits planned for 2007 have been or will be reviewed following additional infill drilling at various locations.

The recovery rate went from 96% during the first quarter of 2006 to 91% for the first quarter of 2007. This reduction in recovery rate is mainly related to the processing of lower grade ore in 2007.

During the three-month period ending March 31, 2007, we produced 8,600 ounces of gold at a cash operating cost of $498 per ounce compared to 13,100 ounces at a cash operating cost of $382 per ounce over the same period in 2006. This reduction of ounces produced and the variation of the cash operating cost per ounce is mainly attributable to the processing of lower grade ore in 2007 versus 2006. The cash operating cost per tonne of ore processed is $31 in 2007, compared to $33 in 2006. The reduction in cash operating cost per tonne is derived mainly from the savings realized following the replacement of the mining contractor by our own mining fleet. This approach offers greater availability and efficiency and thus a larger extraction capacity. These savings were partially offset by the increase of stripping ratio and by the increase in fuel and reagent prices that the mining industry has incurred over the last year.

Outlook

Given the challenges faced in the first quarter we were not able to reach our production objective and as such have revised our 2007 production objective to between 42,000 to 48,000 ounces of gold. We are sparing no effort to recover as much time lost as possible and to maximize production at Kiniero. With this in mind we acquired a new crushing system which is scheduled to be commissioned during the fourth quarter of 2007. This addition will allow us to process a larger quantity of transition and sulphide ore. As part of the capacity increase project at Kiniero, we have purchased a used SAG mill that is currently being refurbished and is scheduled to be commissioned during the first quarter of 2008.

1st quarter 2007

Samira Hill Mine

Three-month periods ended March 31	2007	2006
Operating statistics		
Ore mined (tonnes)	**362,200**	293,100
Ore processed (tonnes)	**396,400**	365,100
Head grade (g/tonne)	**1.86**	2.14
Recovery (%)	**84**	80
Gold production (ounces)	**20,400**	20,200
Cash operating costs ($/ounce produced) (1)	**431**	349
Cash operating costs ($/tonne processed) (1)	**21**	19

1 The 2006 amounts are restated since the company adopted CICA EIC 160 - "Stripping Costs incurred in the Production Phase of a Mining Operation".

For the three-month period ending March 31, 2007, we mined a total of 362,200 tonnes of ore and 1,330,000 tonnes of waste material from the Samira Principal and Libiri pits, representing a 4:1 stripping ratio. This compared to 293,100 tonnes of ore and 1,735,000 tonnes of waste material, representing a 6:1 stripping ratio during the same period in 2006. In 2007, the main extraction zone was the Libiri pit, while in 2006, Samira Principale and Samira East were the main extraction zones.

During the first quarter of 2007 at Samira Hill, we processed 396,400 tonnes of ore at an average grade of 1.86 g/t compared to 365,100 tonnes of ore at an average grade of 2.14 g/t over the same period in 2006. This 10% increase in the tonnage processed and the grade reduction of the ore processed are mainly explained by the processing of oxide ore from Libiri, which presents a hardness and grade lower to those of the transition ore of the Samira pits.

The recovery rate increased from 80% during the first quarter of 2006, to 84% during the first quarter of 2007. This increase in recovery rate is mainly due to the processing of oxide ore from Libiri.

We produced 20,400 ounces of gold at Samira Hill during the first quarter of 2007 at a cash operating cost of $431 per ounce compared to 20,200 ounces during the first quarter of 2006 at a cash operating cost of $349 per ounce. The increase in the cash operating cost per ounce is caused essentially by the reduction of the grade of the ore processed. The cash operating cost per tonne of ore processed is $21 in 2007, compared to $19 for the same period in 2006. This increase is mainly due to the additional blasting work and the increase in fuel and reagent prices. The savings brought by the national power grid that services the Samira Hill mine, which allows for monthly savings of approximately $100,000, in part compensates this increase.

Outlook

During the first quarter of 2007, our objective at Samira Hill was to produce between 17,500 and 19,000 ounces of gold, by the processing of 340,000 tonnes of ore having an average grade of 2.04 g/t and with a recovery rate of 83%. Processing more ore from Libiri allowed us to surpass the planned tonnage and to obtain a better recovery rate, but reduced the grade of the ore processed.

In view of the results obtained in the first quarter of 2007, we maintain our objective to produce between 77,000 and 83,000 ounces during 2007.

1st quarter 2007

STATEMENTS OF OPERATIONS

Significant Financial Data
(in accordance with Canadian generally accepted accounting principles)

Three-month periods ended March 31	2007	2006
Statements of operations and cash flows (in thousands $, except for amounts per share)		
Revenues – Gold sales	**18,576**	13,087
Net loss [(2)]	**(3,233)**	(1,659)
Net loss per share [(2)]		
Basic	**(0.02)**	(0.01)
Diluted	**(0.02)**	(0.01)
Operating cash flow [(1)(2)]	**3,871**	22
	As at March 31, 2007	**As at December 31, 2006**
Balance sheet		
Cash and cash equivalents	**56,208**	82,605
Total assets [(2)]	**209,622**	224,998
Total long-term debt (including current portion)	**26,199**	28,304
Shareholders' equity [(2)]	**131,260**	168,339

1 Excluding changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment
2 The 2006 amounts are restated since the company adopted CICA EIC 160 - "Stripping Costs incurred in the Production Phase of a Mining Operation".

For the three-month period ended March 31, 2007, Semafo presents a net loss of 3,233,000 or $0.02 per share, compared to a net loss of $1,659,000 or $0.01 per share for the corresponding period in 2006. This increase is mainly due to the unrealized loss on our gold sales contract for $3,350,000 during the first quarter 2007 following the application of the accounting policy on financial instruments as at January 1, 2007.

Segmented Information

Three-month period ended March 31, 2007				
(in thousands $)	**Kiniero Mine Guinea**	**Samira Hill Mine Niger**	**Others**	**Total**
Revenues – Gold sales	5,251	13,325	-	18,576
Mining operating expenses	3,806	9,673	-	13,479
Amortization of property, plant and equipment	789	2,343	32	3,164
Mining operations				
Gold sales (ounces)	7,900	20,200	-	28,100
Average selling price ($/ounce)	665	660		661
Total cash cost ($/ounce sold)(1)	481	479	-	480

Three-month period ended March 31, 2006				
(in thousands $)	**Kiniero Mine Guinea**	**Samira Hill Mine Niger**	**Others**	**Total**
Revenues – Gold sales	5,261	7,826	-	13,087
Mining operating expenses(2)	4,401	7,052	-	11,453
Amortization of property, plant and equipment	731	1,853	7	2,591
Mining operations				
Gold sales (ounces)	10,700	19,300	-	30,000
Average selling price ($/ounce)	491	376	-	417
Total cash cost ($/ounce sold)(1)(2)	457	365	-	398

(1) Represents the cash operating cost plus royalties, selling expenses and taxes paid to the local government
(2) The 2006 amounts are restated since the company adopted CICA EIC 160 - "Stripping Costs incurred in the Production Phase of a Mining Operation".

Gold sales

During the first quarter of 2007, gold sales totalled $18,576,000 corresponding to the sale of 28,100 ounces of gold at an average price of $661 per ounce. For the same period in 2006, gold sales totalled $13,087,000 corresponding to the sale of 30,000 ounces of gold at an average price of $417 per ounce. The average price increase is the result of the market gold price increase.

The following chart shows the average market gold price constant increase together with our average realized selling price per quarters:


Fluctuation of the average realized seling price
and of the average spot price
700
650
600
550
500
450
400
350
300
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007
Average realized selling price ($ / ounce)
Average spot price ($ / ounce)

Kiniero Mine

During the first quarter of 2007, we sold 7,900 ounces of gold from the Kiniero mine at an average price of $665 per ounce, compared to the sale of 10,700 ounces of gold at an average price of $491 per ounce for the same period in 2006. During the first quarter of 2007, the whole production of gold was sold at market price. During the first quarter 2006, 2,570 ounces were delivered against our gold sales contracts at an average price of $295 and 8,130 ounces at market price.

Samira Hill Mine

During the first quarter of 2007, we sold 20,200 ounces of gold from the Samira Hill mine at an average price of $660 per ounce, compared to the sale of 19,300 ounces of gold at an average price of $376 per ounce for the same period in 2006.

During the first quarter of 2007, the company redeemed part of its gold sales contracts, representing 45,000 ounces. This redemption concerned all positions initially scheduled to be delivered in the first semester of 2007 as well as part of the third quarter of 2007. The entire sales of the first quarter of 2007 were therefore sold at spot price. During the same period in 2006, all gold sales contracts program were delivered at an average price of $376 per ounce.

Mining operating expenses

Mining operating expenses for the three-month period ended March 31, 2007, totalled $13,479,000, compared to $11,453,000 for the same period in 2006. These expenses represent the production costs of 28,100 ounces of gold in the first quarter of 2007 at a total cash cost of $480 per ounce compared to the production of 30,000 ounces of gold at a total cash cost of $398 per ounce for the same period in 2006.

Kiniero Mine

Mining operating expenses at Kiniero totalled $3,806,000 for the three-month period ended March 31, 2007 compared to $4,401,000 for the same period in 2006. These expenses represent the production costs of 7,900 ounces of gold in the first quarter of 2007 at a total cash cost of $481 per ounce compared to the production of 10,700 ounces for the same period in 2006 at a total cash cost of $457 per ounce. As explained previously, the reduction in total cash cost per tonne is derived mainly from the savings realized following the replacement of the mining contractor by our own equipment, offset partially by the increase of the stripping ratio.

Reconciliation of total cash cost per ounce to financial statements

Three-month periods ended March 31	2007	2006
Mining operating expenses as per financial statements (in thousands $) (1)	3,806	4,401
Inventory write-down variation (in thousands $)	-	494
Mining operating expenses for per ounce calculation (in thousands $)(1)	3,806	4,895
Ounces sold	7,900	10,700
Total cash costs ($/ounce sold) (1)	481	457

(1) The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation''.

Samira Hill Mine

Mining operating expenses at Samira Hill totalled $9,673,000 for the three-month period ended March 31, 2007 compared to $7,052,000 for the same period in 2006. These expenses represent the production costs of 20,200 ounces of gold in the first quarter of 2007 at a total cash cost of $479 per ounce compared to the production of 19,300 ounces for the same period in 2006 at a total cash cost of $365 per ounce. The increase in the production cost is mainly due to the lower recovery rate.

Reconciliation of total cash cost per ounce to financial statements

Three-month periods ended March 31	2007	2006
Mining operating expenses as per financial statements (in thousands $)[1]	**9,673**	7,052
Ounces sold	**20,200**	19,300
Total cash costs ($/ounce sold) [1]	**479**	365

(1) The 2006 amounts are restated since the company adopted CICA EIC 160 - 'Stripping Costs incurred in the Production Phase of a Mining Operation ''.

Amortization of property, plant and equipment
The amortization expense related to mining operations amounted to $3,132,000 for the three-month period ended March 31, 2007 compared to an amortization expense of $2,584,000 for the same period in 2006. The amortization expense per ounce sold is $111 per ounce for the first quarter of 2007 compared to $86 for the same quarter in 2006.

Almost all of the amortization expense arises from Kiniero's and Samira Hill's property, plant and equipment used in the operations. The majority of this property, plant and equipment mainly represent deferred exploration and development expenditures and buildings and equipment related to mining production. They are amortized using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold.

Kiniero mine

The Kiniero amortization expense totalled $789,000 for the first quarter of 2007 compared to $731,000 for the same period in 2006. The amortization expense per ounce is $100 for the three-month period ended March 31, 2007 compared to $68 in 2006. This increase is mainly attributable to our mining equipment depreciation which is operational since September 2006.

Reconciliation of amortization of property, plant and equipment per ounce to financial statements

Three-month periods ended March 31	2007	2006
Amortization of property, plant and equipment as per financial statements (in thousands $)	**789**	731
Ounces sold	**7,900**	10,700
Amortization ($/ounce sold)	**100**	68

Samira Hill Mine

The Samira Hill amortization expense totalled $2,343,000 for the first quarter of 2007 compared to $1,853,000 for the same period in 2006. The amortization expense per ounce is $116 for the first quarter of 2007 compared to $96 in 2006. The increase in property, plant and equipment investments in 2006 resulted in the increase of the depreciation expenses per ounce.

Reconciliation of amortization of property, plant and equipment per ounce to financial statements

Three-month periods ended March 31	2007	2006
Amortization of property, plant and equipment as per financial statements (in thousands $)	**2,343**	1,853
Ounces sold	**20,200**	19,300
Amortization ($/ounce sold)	**116**	96

Administration

The administration expenses totalled $1,807,000 for the first quarter of 2007 compared to $879,000 for the same period in 2006. Some factors contributed to the increase of the administration expenses during the first quarter of 2007, such as the increase in our activities, the increase of the investors' relations activities and promotion together with the increase of expenses in conformity with the Rule 52-109 on the internal controls. The actual administration costs are in accordance with the budget

Change to the derivative financial instruments' fair value

Since January 1st, 2007, the variations in the fair value of the financial instruments are included in the net income (loss). Following the increase of the price of gold during the first quarter of 2007, the company recorded an unrealized loss of an amount of $3,350,000 on the gold sales contracts being delivered during the next three years.

Interest on long-term debt

The interest on long-term debt increased by $290,000, from $217,000 for the first quarter of 2006 to reach $507,000 for the same period in 2007. This increase is the result of the $20,000,000 loan contracted in July 2006 and the inclusion of the amortization of the deferred financing costs in interest expense.

CASH FLOW STATEMENTS

Operating

Operating activities, before net changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment, generated liquidities of $3,871,000 for the first quarter of 2007, compared to a cash flow of $22,000 for the same period in 2006. The increase in the average selling price is the main factor explaining this increase.

In the first quarter of 2007, the working capital items required liquidities of $5,059,000 compared to the corresponding period in 2006 where $470,000 of liquidities were used. This variation reflects mainly the increase in accounts receivable and in accounts payable and accrued liabilities and a reduction in inventories.

Financing

During the first quarter of 2006 and 2007, the company reimbursed $134,000 of its long-term debt.

Also, during the first quarter of 2007, 144,000 options were exercised for a cash consideration of $129,000 compared to the same period in 2006 in which 68,000 options and 289,000 warrants were exercised for a cash consideration of $67,000 and $352,000 respectively.

Investing

During the first quarter of 2007, liquidities of $9,141,000 were invested in mining assets, exclusively on the Mana property, of which $950,000 was invested in exploration and $8,191,000 in the construction of the project. During the same period in 2006, the company invested a total of $468,000, of which $389,000 was invested on the Mana property and $79,000 in exploration on our other properties still at the exploration stage.

During the first quarter of 2007, the company redeemed part of its gold sales contracts, representing 45,000 ounces for a total amount of $12,735,000 and cashed $191,000 in relation to the interest rate swap.

Investments of $3,519,000 in property, plant and equipment were made during the three-month period ended March 31, 2007 compared to investments of $2,326,000 during the same period in 2006. The investments made in the first quarter of 2007 mainly represents the increase in exploration expenditures made on the Kiniero and Samira Hill sites for an amount of $950,000 as well as the acquisition of mining equipment in the amount of $2,093,000. In 2006, the investments represented mainly the exploration expenditures on the Kiniero and Samira Hill sites for $585,000 together with the acquisition of mining equipment for $808,000.

Overall, liquidities of $26,397,000 were required for the activities of the first quarter of 2007, whereas the activities required liquidities of $2,485,000 for the same period in 2006.

BALANCE SHEETS

The company's total assets amounted to $209,622,000 as at March 31, 2007 compared to $224,998,000 as at December 31, 2006. As at March 31, 2007, we had cash and cash equivalents of $56,208,000 compared to $82,605,000 as at December 31, 2006. This variation is explained in the consolidated statement of cash flows.

The company's total liability amounted to $78,362,000 as at March 31, 2007 compared to $56,659,000 as at December 31, 2006. This increase is due to the adoption of Section 3855 on January 1, 2007 relating to the financial instruments. Since this date, our gold sales contracts are evaluated at fair value in the balance sheet, representing as at March 31, 2007 a liability of $29,993,000.

The share capital amounted to $249,126,000 as at March 31, 2007 compared to $248,108,000 as at December 31, 2006.

OFF-BALANCE SHEET TRANSACTIONS

Gold sales contracts
Given the current market conditions, our strategy is to sell our gold in the open market at spot price. However, in order to obtain the necessary financing for the development of the Samira Hill project, we were forced in 2003 to hedge part of our production at a price of $375 per ounce.

As at March 31, 2007, the Company had commitments to deliver 100,000 ounces of gold over the next three years at an average price currently valued at $375 per ounce.

	2007	2008	2009	Total
Ounces (in thousands)	17	48	35	100

1 Positions include an interest rate swap. Pursuant to the swap agreement, the Company is committed to pay the difference between the LIBOR USD three-month interest rate and the GOFO three-month interest rate, whereas the counterparty is committed to pay a fixed interest rate of 1% per annum.

Kiniero mine

In December 2005, in response to the favourable outlook of the gold price, the company redeemed 59,128 ounces representing the majority of its gold sales contracts of Kiniero, a quantity of 59,218 ounces. The remaining balance of 2,571 ounces was delivered in January 2006.

Consequently, the production at Kiniero is now sold entirely at market prices.

Samira Hill mine

During the first quarter of 2007, the company proceeded to the settlement of gold sales contracts representing 45,000 ounces for a total amount of $12,735,000. As a result, the company's commitments are to deliver 17,000 ounces in 2007.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Long-term debt
Pursuant to the Company's long-term debt agreements, reimbursements required in each of the next five years are as follows:

	In thousands $
2007	5,402
2008	7,768
2009	7,500
2010	5,000
2011	2,500

Asset retirement obligations
The Company's operations are governed by a mining agreement governing the protection of the environment. The Company conducts its operations in order to protect the public health and the environment. We will implement progressive measures for rehabilitation work during the operation, closing down and follow-up work upon closing of the mine. The estimated undiscounted cash flow required to settle the asset retirement obligations is $3,610,000. Those disbursements are projected to be made during the years 2007 to 2014. The amount accounted for as liabilities in the Company's consolidated financial statements represents the discounted obligations from the rehabilitation and closing plans. An 8% discount rate was used to evaluate those obligations.

Royalties and development taxes
Pursuant to the Company's mining agreement, we have royalty commitments which generate obligations upon gold deliveries. If the Company's mining projects do not produce gold, it has no payment obligation. For each gold delivery from the Kiniero mine, we have a royalty obligation corresponding to 5% of the delivery's value, evaluated at the spot price on the delivery date. The gold deliveries from the Samira Hill mine in Niger are subject to a royalty payment of 5.5% of the delivery's value, evaluated at the spot price on the delivery date. In Guinea, the Company is also committed to invest 0.4% of its gold sales in local development expenditures.

Payments to maintain the Company's mining rights
In the normal course of business, in order to obtain and maintain all the advantages of the Company's permits, we must commit to invest a specific amount in exploration and development on the permits during their validity period. Moreover, we must make annual payments in order to maintain certain property titles.

Mining contract
In 2003, the Company signed a mining contract for the Samira Hill mine. The payments will be made over the approximated seven-year mine life. As at March 31, 2007, the Company is liable for a maximum amount of $2,500,000, which represents the indemnity payable should an early termination occur.

Fuel purchase contract
In 2004, the Company signed an exclusive fuel procurement contract for the Samira Hill mine covering a period of seven years. As at March 31, 2007, the Company is liable for a maximum amount of $200,000, which represents the indemnity payable if an early termination occurs.

Construction – Mana project
The Company signed several contracts relating to the construction of the Mana operating plant in Burkina Faso. Based on these contracts, the Company had commitments totalling $18,243,000 as at March 31, 2007.

RISKS AND UNCERTAINTIES

As a mining producing company, we face the environmental, operational, financial and political risks inherent to the nature of our activities. These risks may affect the Company's profitability and level of operating cash flow. The Company also faces risks stemming from other factors, such as fluctuations in gold prices, exchange rates, interest rates and financial market conditions in general.

Financial risks
The following summarizes key financial risks:

Currency
Even though the Company operates in West Africa, all its revenues from the sales of gold, approximately 80% of its operating costs and 90% of its exploration and development costs are denominated in U.S. dollars. The Company's main currency risks are related to head office administrative expenses, which are mainly in Canadian dollars, the expenses in West African currencies and an advance to a subsidiary's minority shareholder denominated in Canadian dollars.

Interest rates
As a borrower, the Company is subject to interest rate fluctuations. Some of its borrowings were negotiated in U.S. dollars at fixed interest rates; others were negotiated in U.S. dollars at variable interest rates based on the LIBOR rate.

Consumables prices
The price of petroleum is affecting the Company's operating costs because of the use of fuel to generate electrical energy to supply the whole plants.

Access to capital markets
To fund the Company's growth, it is often dependent on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. To ensure the availability of capital, the Company maintains an investor relations program in order to inform all shareholders and potential investors of its developments.

Operational Risks
Mining is subject to various operational risks and uncertainties, including:

Mineral reserves
Mineral reserves are an estimate of mineral content based on limited information acquired through drilling and other sampling methods. Successful extraction is based on safe and efficient mining and processing. In order to minimize the risks, we establish quality control programs and the Company estimates its reserves in accordance with guidelines and standards within the mining industry and the security commission. Furthermore, the Company employs experienced mining engineers and uses the service of experienced mining sub-contractors to extract the ore from its deposits.

Safety and other hazards
The mining industry is characterized by significant risks. To minimize these risks, the Company provides training and awareness programs to its employees to continuously improve work practices and the work environment.

Environmental hazard
The Company is subject to various environmental incidents that can have a significant impact on its operations. To mitigate these risks, the Company maintains an environmental management system including an annual review by independent experts of operational plans and practices together with an emergency plan to deal with any incidents.

1st quarter 2007

ADDITIONAL INFORMATION

Exchange rates are as follows:

$ CA/$ US	2007	2006
December 31 (closing)	-	1.1653
March 31 (closing)	**1.1529**	1.1671
First quarter (average)	**1.1709**	1.1532

Changes in Internal Controls over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that have occurred during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Additional Information and Continuous Disclosure

This MD&A has been prepared as of May 10, 2007. Additional information on the Company is available through regular filings of press releases, quarterly financial statements and its Annual Information Form on SEDAR (www.sedar.com).

Forward-looking statements

This report contains « forward-looking statements », including, but not limited to, the statements regarding the Company's expectations as to the market price of gold, strategic plans, use of hedging instruments, future commercial production, production targets, timetables, mine operating costs, property, plant and equipment expenses, exploration budgets, mineral reserve and resource estimates and to the Company's perspectives. Forward-looking statements express, as at the date of this report, our estimates, forecasts, projections, expectations and beliefs as to future events or results. Forward-looking statements are reasonable, but involve a number of risks and uncertainties, many of which are beyond the Company's control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, uncertainty as to calculation of mineral reserves and resources, risks related to the grade of reserves, hedging strategies, the delays in construction and requirements of additional financing. The Company does not undertake to update any forward-looking statement that is contained in this MD&A.

SEMAFO Inc.
Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	As at March 31, 2007 $	As at December 31, 2006 $ (restated, note 3)
Assets		
Current assets		
Cash and cash equivalents	56,208	82,605
Portfolio investments (note 4)	1,717	1,019
Accounts receivable	4,230	503
Inventories (note 3 and 5)	19,409	21,572
Other short-term assets (note 6)	2,807	2,616
	84,371	108,315
Property, plant and equipment (note 3 and 7)	92,329	91,759
Mining assets (note 8)	31,313	22,045
Other assets (note 9)	1,609	2,879
	209,622	224,998
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	10,162	13,245
Current portion of long-term debt (note 10)	6,332	5,536
Deferred revenues	-	2,717
	16,494	21,498
Long-term debt (note 10)	19,867	22,768
Deferred revenues	-	700
Fair value of derivative financial instruments (note 15)	29,993	-
Advances payable	9,004	8,936
Asset retirement obligations for property, plant and equipment (note 11)	3,004	2,757
	78,362	56,659
Shareholders' Equity		
Share capital (note 12)	249,126	248,108
Contributed surplus (note 13)	2,241	1,978
Deficit	(120,805)	(81,747)
Accumulated Other Comprehensive Income (note 14)	698	-
	131,260	168,339
	209,622	224,998

Approved by the Board,

Jean Lamarre, Director

Benoit La Salle, Director

SEMAFO Inc.

Consolidated Statements of Deficit and Comprehensive Income

(unaudited, expressed in thousands of U.S. dollars)

Consolidated Deficit

	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $
Balance - beginning of period		
Balance previously reported	(75,292)	(58,465)
Accounting change :		
• Stripping costs (note 3b)	(6,455)	(766)
Restated balance	(81,747)	(59,231)
Accounting changes – financial instruments (note 3a):		
• Gold sales contracts	(35,770)	-
• Deferred financing costs	(55)	-
Net loss for the period	(3,233)	(1,659)
Balance – end of period	(120,805)	(60,890)

Consolidated Comprehensive Income

	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $
Net income (loss) for the period	(3,233)	39
Other components of Comprehensive Income:		
• Net variation on the latent gain on the financial assets available-for-sale	329	-
Comprehensive Income	(2,904)	39

SEMAFO Inc.

Consolidated Statements of Operations

(unaudited, expressed in thousands of U.S. dollars, except for amounts per share)

	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $ (restated, note 3)
Revenue – Gold sales	18,576	13,087
Expenses		
Mining operations	13,479	11,453
Amortization of property, plant and equipment	3,164	2,591
Administration	1,807	879
Stock-based compensation (note 12)	352	49
Loss on settlement of gold sales contracts	-	55
Change to the fair value of derivative financial instruments (note 15)	3,350	-
Accretion expense of asset retirement obligations for property, plant and equipment (note 11)	56	38
	22,208	15,065
Loss before the undernoted items	(3,632)	(1,978)
Interest, financing fees and other income	(645)	(121)
Interest on long-term debt	507	217
Amortization of deferred financing costs	-	20
Foreign exchange gain	(261)	(83)
Net loss before minority interest	(3,233)	(2,011)
Minority interest in a subsidiary's net loss	-	(352)
Net loss for the period	(3,233)	(1,659)
Basic and diluted net loss per share	(0.02)	(0.01)

SEMAFO Inc.

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars)

	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $ (restated, note 3)
Cash flows from		
Operating activities		
Net loss for the period	(3,233)	(1,659)
Items not affecting cash and cash equivalents		
Net gain on gold sales contracts	-	(586)
Latent loss on derivative financial instruments	3,350	-
Amortization of property, plant and equipment	3,164	2,591
Stock-based compensation	352	49
Deferred revenue on interest rate swap related to gold sales contracts	-	(79)
Accretion expense of asset retirement obligations	56	38
Amortization of deferred financing costs	114	20
Unrealized foreign exchange loss	68	-
Minority interest in a subsidiary's net loss	-	(352)
	3,871	22
Changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment (note 17)	(5,059)	(470)
	(1,188)	(448)
Financing activities		
Reimbursement of long-term debt	(134)	(134)
Issuance of share capital	129	419
	(5)	285
Investing activities		
Acquisition of mining assets	(9,141)	(468)
Disposal of interest in a subsidiary	-	472
Financial instruments settled	(12,544)	-
Additions to property, plant and equipment	(3,519)	(2,326)
	(25,204)	(2,322)
Net decrease in cash and cash equivalents during the period	(26,397)	(2,485)
Cash and cash equivalents – beginning of the period	82,605	22,028
Cash and cash equivalents – end of the period	56,208	19,723

(unaudited, expressed in U.S. dollars except where otherwise indicated: amounts in tables are presented in thousands of U.S. dollars)

1 Basis of presentation

These consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles. These consolidated interim financial statements do not include all disclosures required under Canadian generally accepted accounting principles for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2006.

The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the interim consolidated financial statements

Those consolidated financial statements were prepared using the same accounting policies in application for the consolidated financial statements as of December 31, 2006, with the exception for modifications specified below.

New classification

Certain comparative amounts were reclassified according to the presentation adopted for the period ended March 31st, 2007.

2 Incorporation and nature of activities

SEMAFO inc. (the « company ») was incorporated under Part IA of the Quebec Companies Act.

The company, its subsidiaries and its joint venture are engaged in gold mining and related activities, including exploration, development and operations. These activities are conducted in West Africa. The company and its subsidiaries presently own and operate two gold mines in Guinea and Niger as well as the Mana project in Burkina Faso which is under construction.

The company, its subsidiaries and its joint venture have interests in mining properties currently at the exploration or development stage. Certain of these properties are in the process of evaluation to determine the economics of putting them into production. The potential for recovery of costs incurred on these properties and of related deferred charges depends on the existence of sufficient quantities of reserves, obtaining all required permits, the company's ability to obtain appropriate financing to put these properties into production, and the ability to realize a profitable return for the company.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S dollars)

3 Accounting policies modifications

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 1506 "Accounting Changes". This standard establishes criteria for changing significant accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

Effective January 1, 2007, the Company adopted four new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") addressing Financial Instruments, Stripping Costs Incurred in the Production Phase of a Mining Operation (stripping costs), Comprehensive Income and Unitholders' Equity.

a) Financial Instruments

In the normal course of business, the Company uses financial instruments.

Section 3855 (Financial Instruments) establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial instruments are required to be measured at fair value on initial recognition, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities classified as held-for-trading are required to be measured at fair value, with gains and losses recognized in net earnings.

Financial assets classified as held-to-maturity, loans and receivables and financial liabilities (other than those held-for-trading) are required to be measured at amortized cost using the effective interest method of amortization.

Available-for-sale financial assets are required to be measured at fair value, with unrealized gains and losses recognized in Other Comprehensive Income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market should be measured at cost.

Short-term investments are classified under "Available-for-sale financial Assets". It is measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded as Comprehensive Income. As at January 1, 2007, the carrying value and fair value of portfolio investments were $1,019,000 and $1,388,000, respectively. The initial valuation resulted in a net unrealized gain of $369,000. This net unrealized gain is presented as an adjustment to consolidated Accumulated Other Comprehensive Income.

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in a financial instrument or other contract but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are required to be recognized in net earnings, except for derivatives that are designated as a cash flow hedge, in which case the fair value change for the effective portion of such hedge relationship is required to be recognized in Other Comprehensive Income. The company chose January 1, 2003 as the transition date for the embedded derivatives, the date that is the latest that could be chosen according to the accounting policy.

(unaudited, expressed in U S dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications (continued)

The Company has implemented the following classification:

- Cash and cash equivalents are classified as "held-for-trading". These financial assets measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded in net income.
- Short-term investments are classified under "Available-for-sale financial Assets". It is measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded as Comprehensive Income.
- Accounts payable and accrued liabilities and long-term debt are classified as "held-to-maturity". After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. According to the effective interest rate method, deferred financing fees are recorded as a reduction of long-term debt.

This Section is applied retroactively without restating comparative figures, resulting in the following adjustments as at January 1, 2007:

	$
Portfolio investments	369,000
Net Change – Other components of Comprehensive Income	369,000

Under the new Sections, the commitments to physically deliver gold sales contracts constitute, as of January 1, 2007, non-financial derivative instruments and were recorded at fair value on the balance sheet. The fair value of those commitments was evaluated at $35,770,000 as at January 1, 2007 (calculated using a gold market value of $636 per ounce). Upon initial adoption of the standard, the amount (net of related deferred revenue of $3,417,000) was recognized in the opening balance of retained earnings. Because the Company does not follow the accounting standards of hedge accounting, the subsequent fluctuations of the fair value of these instruments will be included in net income (loss).

In addition, an amount of $55,000 was adjusted to the retained earnings opening balance as at January 1, 2007 in order to incorporate the amortization of the deferred financing costs according to the effective interest rate method.

b) Stripping Costs Incurred in the Production Phase of a Mining Operation (stripping costs)

Mining costs associated with stripping activities are deferred and disclosed in the property, plant and equipment in the case of an open pit mine if the actual ratio of total tonnes of waste material relative to the total tonnes of ore in a given year is higher than the estimated average ratio for the life of the mine. These costs are subsequently charged to operating costs in the periods during which the said ratio is lower than the estimated average ratio for the life of the mine.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications (continued)

Effective January 1, 2007, the Company adopted the new accounting recommendation contained in EIC 160 published by the Emerging Issues Committee of the CICA. The recommendations require that, for fiscal years beginning on or after July 1, 2006, the stripping costs should be accounted for as variable production costs to be included in the costs of inventory produced during the period in which they are incurred. Stripping costs should be capitalized when the stripping activity can be shown to be a betterment of the mineral property. The amount capitalized in the balance sheet as a deferred stripping asset totals $9,166,000 as at December 31, 2006.

The financial information from prior periods was restated to take this change into account. The impact of the change is as follows:

	As previously reported $	Change $	Restated $
Inventories as at December 31, 2006	18,861	2,711	21,572
Property, plant and equipment as at December 31, 2006	100,925	(9,166)	91,759
Mining operations expense for the first quarter 2006	9,850	1,603	11,453
Minority interest in a subsidiary's net loss for first quarter 2006	(447)	95	(352)
Net income (loss) for the first quarter 2006	39	(1,698)	(1,659)
Deficit as at December 31, 2006	(75,292)	(6,455)	(81,747)
Deficit as at March 31, 2006	(58,426)	(2,464)	(60,890)
Deficit as at December 31, 2005	(58,465)	(766)	(59,231)

Commensurate with this transition, the Company revised its accounting policy regarding the valuation of ore in stockpiles from presently using the first-in, first-out method ("FIFO") to the average cost method. This accounting policy modification was applied retroactively and this modification of accounting policy did not have a significant impact on the financial statements.

c) Comprehensive Income and Unitholders' Equity

Under Section 1530, Comprehensive Income is comprised of net earnings (loss) and Other Comprehensive Income ("OCI"), which represents changes in Unitholders' equity during a period arising from transactions and other events with non-owner sources. OCI generally would include unrealized gains and losses on financial assets classified as available-for-sale. The Company's consolidated financial statements include a consolidated statement of Other Comprehensive Income while the cumulative amount and Accumulated Other Comprehensive Income (''AOCI'') are presented as a separate item of Unitholders' equity.

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 3251 "Equity" which describes the standards for presenting equity and changes in equity. Due to the adoption of Section 3251 and Section 1530 described above the Company's financial statements now include information on Comprehensive Income and its other components.

(unaudited, expressed in U S dollars except where otherwise indicated, amounts in tables are presented in thousands of U S. dollars)

4 Portfolio investments

The portfolio investments consist in share capital that is available-for-sale and is accounted for at its fair value.

	As at March 31, 2007 $	As at December 31, 2006 $
Cost	1,019	1,019
Latent gains	698	-
Fair value of portfolio investments available-for-sale	1,717	1,019

5 Stocks

	As at March 31, 2007 $	As at December 31, 2006 $ (restated, note 3)
Gold ingots	3,316	2,407
Gold in circuit	1,293	1,792
Stockpiles	7,363	8,812
Supplies and spare parts	7,437	8,561
	19,409	21,572

6 Other short-term assets

	As at March 31, 2007 $	As at December 31, 2006 $
Prepaid expenses	2,807	2,616
	2,807	2,616

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S dollars)

7 Property, plant and equipment

			As at March 31, 2007
	Cost $	Accumulated depreciation $	Net $
Property acquisition costs, deferred exploration and development costs	77,534	28,937	48,597
Buildings and equipment related to mining production	30,775	9,212	21,563
Rolling stock, mining equipment, communication and computer equipment	26,073	3,904	22,169
	134,382	42,053	92,329

			As at December 31, 2006 (restated, note3)
	Cost $	Accumulated depreciation $	Net $
Property acquisition costs, deferred exploration and development costs	76,381	26,979	49,402
Buildings and equipment related to mining production	29,517	8,342	21,175
Rolling stock, mining equipment, communication and computer equipment	24,484	3,302	21,182
	130,382	38,623	91,759

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

8 Mining assets

Mining assets are comprised of wholly owned mining rights, undivided interests in properties and deferred exploration and development costs.

	Cost — Permits		Deferred exploration and development costs		Total — Mining assets	
	As at March 31, 2007 $	As at December 31, 2006 $	As at March 31, 2007 $	As at December 31, 2006 $	As at March 31, 2007 $	As at December 31, 2006 $
Burkina Faso (Mana)	59	59	30,221	21,166	30,493	21,225
Burkina Faso (Datambi)	778	778	42	42	820	820
	837	837	30,263	21,208	31,313	22,045

Royalties will be paid if commercial operations are attained on certain mining properties.

Costs and deferred exploration and development costs

	As at March 31, 2007 $
Balance – beginning of period	22,045
Increase in deferred development costs related to the finalization of the feasibility study, construction costs and related exploration costs of Mana project [1]	9,268
Balance – end of period	31,313

[1] The construction costs of the Mana project include advances on contracts

9 Others assets

	As at March 31, 2007 $	As at December 31, 2006 $
Deferred financing costs (note 3 a)	-	1,366
Restricted cash (note 10)	1,250	1,250
Others	359	263
	1,609	2,879

(unaudited, expressed in U.S dollars except where otherwise indicated; amounts in tables are presented in thousands of U S dollars)

10 Long-term debt

Long-term debt consists of the following:

	As at March 31, 2007 $	As at December 31, 2006 $
Loan of $1,615,000, bearing interest at 3.75% over LIBOR payable quarterly, principal repayable in twelve equal quarterly instalments starting on September 15, 2005. Financed equipment is pledged as a guarantee on this loan.	670	804
Bank loan of $12,500,000, bearing interest at 3% over LIBOR payable semi-annual, principal repayable in ten equal semi-annually instalments starting April 1, 2005, secured by a pledge of the shares and assets of a subsidiary. The loan is also secured by a guarantee (limited to 40% of any outstanding amounts on the loan) granted by SEMAFO Inc.[1)]	7,500	7,500
Bank loan of $20,000,000, bearing interest at 8.5% payable quarterly, principal repayable in sixteen equal quarterly instalments starting September 30, 2007, secured by a pledge of certain assets and by an assignment of claims of certain inter-company advances.[2)]	20,000	20,000
Long-term debt	28,170	28,304
Deferred financing fees	(1,971)	-
Long-term debt net of deferred financing costs	26,199	28,304
Current portion of long-term debt	(6,332)	(5,536)
Long-term portion of long-term debt	19,867	22,768

1) The company is required to maintain a cash balance of $1,250,000 until the full repayment of the loan. This is reported as "others assets" on the balance sheet.

2) The company granted 800,000 warrants to the lender. Each warrant entitles its holder to purchase one common share of the company at a price of $1.93 (CA $2.25) on or prior to July 19, 2011. The fair value of the warrants has been established at $656,000.

In February 2007, the company concluded a $45,000,000 bank loan to finance the Mana project. This five year loan bears interest at 3% over LIBOR and the principal is repayable in 15 equal quarterly instalments, starting on June 30, 2008. The proceeds of this loan will be cashed in 2007.

As part of this transaction, the company granted 1,000,000 warrants to the lender. Each warrant entitles its holder to purchase one common share at a price of $1.72 (CA$2.00) on or prior to February 20, 2012. The fair value of the warrants has been established at $800,000.

(unaudited, expressed in U S dollars except where otherwise indicated, amounts in tables are presented in thousands of U.S. dollars)

10 Long-term debt (continued)

The aggregate amount of the long-term debt payments required in each of the next five years is as follows:

	$
2007	5,402
2008	7,768
2009	7,500
2010	5,000
2011	2,500

11 Asset retirement obligations for property, plant and equipment

The company's operations are governed by a mining agreement governing the protection of the environment. The company will implement progressive measures for rehabilitation work during the operations, closing down and follow-up work upon closing of the mine. Hence, the company accounted for its asset retirement obligations for property, plant and equipment of the mining sites using cost estimates. Those estimates are subject to changes following modifications to laws and regulations or as new information becomes available.

The table below presents the evolution of the asset retirement obligations for property, plant and equipment for the years.

	As at March 31, 2007 $	As at December 31, 2006 $
Balance — beginning of period	2,757	1,910
Increase due to accretion expense	56	153
New liability	203	743
Liabilities paid off	(12)	(49)
Balance — end of period	3,004	2,757

The estimated undiscounted cash flow required to settle the asset retirement obligations is $3,610,000. Those payments are expected during the years 2007 to 2014. An 8% discount rate was used to evaluate those obligations.

(unaudited, expressed in U.S dollars except where otherwise indicated; amounts in tables are presented in thousands of U S dollars)

12 Share capital

Authorized
Unlimited number of common shares without par value
Unlimited number of Class "A" preferred shares, no par value, non-voting, non-participating and redeemable at the option of the holder at a price of $0.29 (CA$0.33) per share
Unlimited number of Class "B" preferred shares, no par value, non-voting, non-participating and redeemable at the option of the company at a price of $0.10 (CA$0.12) per share

Movements in the company's share capital are as follows:

		As at March 31, 2007		As at December 31, 2006
	Number (000)	Amount $	Number (000)	Amount $
Common shares				
Balance at beginning of period	194,125	246,688	134,184	148,168
Issued and paid in cash	-	-	55,300	91,148
Issued for exercises of options	144	218	254	372
Issued for exercises of warrants	-	-	4,387	7,000
Balance at the end of period	194,269	246,906	194,125	246,688
Warrants				
Balance at beginning of period	2,363	1,420	5,696	2,054
Exercised	-	-	(4,387)	(1,426)
Issued to agents	-	-	344	160
Issued to lender (note 10)	1,000	800	800	656
Expired	-	-	(90)	(24)
Balance at end of period	3,363	2,220	2,363	1,420
Common shares and warrants	197,632	249,126	196,488	248,108

Warrants

Warrants outstanding as at March 31, 2007:

Expiration date	Exercise price	Number of warrants
July 2007	$1.78 (CA$2.05)	344,000
December 2008	$1.62 (CA$1.87)	1,219,000
July 2011	$1.95 (CA$2.25)	800,000
February 2012	$1.73 (CA$2.00)	1,000,000
		3,363,000

(unaudited, expressed in U.S. dollars except where otherwise indicated, amounts in tables are presented in thousands of U.S. dollars)

12 Share capital (continued)

Options

A total of 175,000 new options were issued to employees and officers of the company in the first quarter of 2007. Those options were subject to a valuation.

A total of 144,000 options was exercised in 2007 under the Plan for a cash consideration of $129,000 (CA$151,000). An amount of $89,000 from these options has been reclassified from contributed surplus to share capital.

The following table sets forth the options granted to employees, officers, consultants and directors as part of their remuneration under the Plan:

	As at March 31, 2007		As at December 31, 2006	
	Number of options (in thousands)	Weighted average exercise price ($)	Number of options (in thousands)	Weighted average exercise price ($)
Balance – beginning of period	5,082	1.77	2,282	1.09
Cancelled or expired	-	-	(116)	1.51
Exercised	(144)	0.92	(254)	0.84
Issued	175	1.54	3,170	2.18
Balance - end of period	5,113	1.68	5,082	1.77
Options exercisable – end of period	2,092	1.22	2,060	1.15

13 Contributed surplus

The contributed surplus account is composed of:

	As at March 31, 2007 $	As at December 31, 2006 $
Balance – beginning of period	1,978	929
Exercised options	(89)	(154)
Charges from valuation of options	352	1,179
Expired warrants	-	24
Balance – end of period	2,241	1,978

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

14 Accumulated Other Comprehensive Income

	Three-month period ended March 31, 2007 $
Modification following the adoption of Section 3855 'Financial instruments' (note 3a)	369
Latent gain on portfolio investment available-for-sale	329
Accumulated latent gain on portfolio investment	698

15 Financial instruments

Gold sales contract

As at March 31, 2007, the company had commitments to deliver 100,000 ounces of gold over the next three years at an average price valued at $375 per ounce.

	2007	2008	2009	Total
Ounces (in thousands)	17	48	35	100

In addition, our positions include an interest rate swap. Pursuant to the swap agreement, the company is committed to pay the difference between the « LIBOR » USD three (3) months and the « GOFO » three (3) months interest rate, whereas the counterparty is committed to pay a fixed interest rate of 1 % per annum.

During the first quarter of 2007, the company proceeded to the settlement of gold sales contracts, representing 45,000 ounces for a total amount of $12,735,000.

The gold sales contracts do not qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognized in net income (net loss).

The following table sets forth the changes in the fair value of the derivative instruments accounted for in the consolidated financial statements.

	Three-month period ended March 31, 2007 $
Recognition of the fair value at the beginning of the period (note 3a)	(39,187)
Financial instruments settled :	
Gold sales contracts	12,735
Swap	(191)
Changes to fair value	(3,350)
Fair value at the end of the period (calculated using a market price for gold of $663 per ounce)	29,993

(unaudited, expressed in U S dollars except where otherwise indicated: amounts in tables are presented in thousands of U.S. dollars)

16 Commitments

Construction – Mana project

The company signed many contracts related to the construction of the infrastructures for the operation of the Mana project in Burkina Faso. As at March 31, 2007 the company has commitments totalling $18,243,000 on these contracts ($14,383,000 as at December 31, 2006).

17 Financial information included in consolidated statements of cash flows

a) Net changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment

	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $ (restated, note3)
Accounts receivable	(3,727)	(1,339)
Inventories	2,024	(2,055)
Other assets	(261)	(598)
Accounts payable and accrued liabilities	(3,083)	616
Settlement of liabilities related to asset retirement obligations for property, plant and equipment	(12)	(6)
Deferred revenue on interest rate swap related to gold sales contracts	-	234
	(5,059)	(470)

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S dollars)

17 Financial information included in consolidated statements of cash flows (continued)

b) Supplemental information on items not affecting cash and cash equivalents

	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $
Unrealized foreign exchange loss on advances payable	68	-
Amortization of property, plant and equipment allocated to mining assets	127	8
Net effect of amortization of property, plant and equipment allocated to inventories	139	174
Asset retirement obligations for property, plant and equipment allocated to fixed assets	203	194

c) Cash flows related to interest

	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $
Interest paid during the year	443	27

(unaudited, expressed in U S dollars except where otherwise indicated; amounts in tables are presented in thousands of U S. dollars)

18 Segmented information

The company is conducting exploration and production activities on different sites in Guinea, Niger and Burkina Faso. These sites are managed separately given their different locations and laws.

	Kiniero Mine, Guinea $	Samira Hill Mine, Niger $	Mana Project, Burkina Faso $	Corporate and others $	Total $
Three-month period ended March 31, 2007					
Revenue- Gold sales	5,251	13,325	-	-	18,576
Operating expenses	3,806	9,673	-	-	13,479
Amortization of property, plant and equipment	789	2,343	-	32	3,164
Acquisition of property, plant and equipment	1,537	880	1,527	56	4,000
Change to the fair value of the derivative financial instruments	-	(3,350)	-	-	(3,350)
Net income (loss)	566	(2,518)	-	(1,281)	(3,233)
As at March 31, 2007					
Property, plant and equipment	27,517	53,566	10,764	482	92,329
Mining assets	-	-	30,493	820	31,313
Total assets	36,520	74,834	46,233	52,035	209,622
Three-month period ended March 31, 2006 (restated, note 3)					
Gold sales	5,261	7,240	-	-	12,501
Net gain on gold sales contracts	-	586	-	-	586
Revenue	5,261	7,826	-	-	13,087
Operating expenses	4,401	7,052	-	-	11,453
Amortization of property, plant and equipment	731	1,853	-	7	2,591
Acquisition of property, plant and equipment	1,522	915	2	82	2,521
Net income (loss)	470	(1,453)	-	(676)	(1,659)
As at March 31, 2006 (restated, note 3)					
Property, plant and equipment	17,755	52,105	72	313	70,245
Mining assets	-	-	8,465	1,945	10,410
Total assets	24,194	66,539	8,474	24,162	123,369

(unaudited, expressed in U.S dollars except where otherwise indicated; amounts in tables are presented in thousands of U S dollars)

19 Comparative figures

Certain comparative data were reclassified to conform to the presentation adopted for the period ended March 31, 2007.

Investors information

Requests for copies of the Annual Report, Quarterly Reports and Company Information may be addressed to :

Benoit La Salle
President of the Board and Chief Executive Officer
SEMAFO inc.
750, Marcel-Laurin Blvd, Suite 375
Saint-Laurent (Quebec) H4M 2M4

Telephone : (514) 744-4408
Fax : (514) 744-2291
E-mail : info@semafo.com

Transfert Agents

Computershare Trust Company of Canada

Stock Exchange Listing

The Toronto Stock Exchange
Symbol «SMF»
Cusip : 81692210-8

SEMAFO Inc.

Consolidated Financial Statements
March 31, 2007 and 2006

SEMAFO Inc.
Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	As at March 31, 2007 $	As at December 31, 2006 $ (restated, note 3)
Assets		
Current assets		
Cash and cash equivalents	56,208	82,605
Portfolio investments (note 4)	1,717	1,019
Accounts receivable	4,230	503
Inventories (note 3 and 5)	19,409	21,572
Other short-term assets (note 6)	2,807	2,616
	84,371	108,315
Property, plant and equipment (note 3 and 7)	92,329	91,759
Mining assets (note 8)	31,313	22,045
Other assets (note 9)	1,609	2,879
	209,622	224,998
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	10,162	13,245
Current portion of long-term debt (note 10)	6,332	5,536
Deferred revenues	-	2,717
	16,494	21,498
Long-term debt (note 10)	19,867	22,768
Deferred revenues	-	700
Fair value of derivative financial instruments (note 15)	29,993	-
Advances payable	9,004	8,936
Asset retirement obligations for property, plant and equipment (note 11)	3,004	2,757
	78,362	56,659
Shareholders' Equity		
Share capital (note 12)	249,126	248,108
Contributed surplus (note 13)	2,241	1,978
Deficit	(120,805)	(81,747)
Accumulated Other Comprehensive Income (note 14)	698	-
	131,260	168,339
	209,622	224,998

Approved by the Board,

Jean Lamarre, Director

Benoit La Salle, Director

SEMAFO Inc.

Consolidated Statements of Deficit and Comprehensive Income

(unaudited, expressed in thousands of U.S. dollars)

Consolidated Deficit

	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $
Balance - beginning of period		
Balance previously reported	(75,292)	(58,465)
Accounting change :		
• Stripping costs (note 3b)	(6,455)	(766)
Restated balance	(81,747)	(59,231)
Accounting changes – financial instruments (note 3a):		
• Gold sales contracts	(35,770)	-
• Deferred financing costs	(55)	-
Net loss for the period	(3,233)	(1,659)
Balance – end of period	(120,805)	(60,890)

Consolidated Comprehensive Income

	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $
Net income (loss) for the period	(3,233)	39
Other components of Comprehensive Income:		
• Net variation on the latent gain on the financial assets available-for-sale	329	-
Comprehensive Income	(2,904)	39

SEMAFO Inc.

Consolidated Statements of Operations

(unaudited, expressed in thousands of U.S. dollars, except for amounts per share)

	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $ (restated, note 3)
Revenue – Gold sales	18,576	13,087
Expenses		
Mining operations	13,479	11,453
Amortization of property, plant and equipment	3,164	2,591
Administration	1,807	879
Stock-based compensation (note 12)	352	49
Loss on settlement of gold sales contracts	-	55
Change to the fair value of derivative financial instruments (note 15)	3,350	-
Accretion expense of asset retirement obligations for property, plant and equipment (note 11)	56	38
	22,208	15,065
Loss before the undernoted items	(3,632)	(1,978)
Interest, financing fees and other income	(645)	(121)
Interest on long-term debt	507	217
Amortization of deferred financing costs	-	20
Foreign exchange gain	(261)	(83)
Net loss before minority interest	(3,233)	(2,011)
Minority interest in a subsidiary's net loss	-	(352)
Net loss for the period	(3,233)	(1,659)
Basic and diluted net loss per share	(0,02)	(0.01)

SEMAFO Inc.

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars)

	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $ (restated, note 3)
Cash flows from		
Operating activities		
Net loss for the period	(3,233)	(1,659)
Items not affecting cash and cash equivalents		
Net gain on gold sales contracts	-	(586)
Latent loss on derivative financial instruments	3,350	-
Amortization of property, plant and equipment	3,164	2,591
Stock-based compensation	352	49
Deferred revenue on interest rate swap related to gold sales contracts	-	(79)
Accretion expense of asset retirement obligations	56	38
Amortization of deferred financing costs	114	20
Unrealized foreign exchange loss	68	-
Minority interest in a subsidiary's net loss	-	(352)
	3,871	22
Changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment (note 17)	(5,059)	(470)
	(1,188)	(448)
Financing activities		
Reimbursement of long-term debt	(134)	(134)
Issuance of share capital	129	419
	(5)	285
Investing activities		
Acquisition of mining assets	(9,141)	(468)
Disposal of interest in a subsidiary	-	472
Financial instruments settled	(12,544)	-
Additions to property, plant and equipment	(3,519)	(2,326)
	(25,204)	(2,322)
Net decrease in cash and cash equivalents during the period	(26,397)	(2,485)
Cash and cash equivalents – beginning of the period	82,605	22,028
Cash and cash equivalents – end of the period	56,208	19,723

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

1 Basis of presentation

These consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles. These consolidated interim financial statements do not include all disclosures required under Canadian generally accepted accounting principles for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2006.

The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the interim consolidated financial statements

Those consolidated financial statements were prepared using the same accounting policies in application for the consolidated financial statements as of December 31, 2006, with the exception for modifications specified below.

New classification

Certain comparative amounts were reclassified according to the presentation adopted for the period ended March 31st, 2007.

2 Incorporation and nature of activities

SEMAFO inc. (the « company ») was incorporated under Part IA of the Quebec Companies Act.

The company, its subsidiaries and its joint venture are engaged in gold mining and related activities, including exploration, development and operations. These activities are conducted in West Africa. The company and its subsidiaries presently own and operate two gold mines in Guinea and Niger as well as the Mana project in Burkina Faso which is under construction.

The company, its subsidiaries and its joint venture have interests in mining properties currently at the exploration or development stage. Certain of these properties are in the process of evaluation to determine the economics of putting them into production. The potential for recovery of costs incurred on these properties and of related deferred charges depends on the existence of sufficient quantities of reserves, obtaining all required permits, the company's ability to obtain appropriate financing to put these properties into production, and the ability to realize a profitable return for the company.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 1506 "Accounting Changes". This standard establishes criteria for changing significant accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

Effective January 1, 2007, the Company adopted four new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") addressing Financial Instruments, Stripping Costs Incurred in the Production Phase of a Mining Operation (stripping costs), Comprehensive Income and Unitholders' Equity.

a) Financial Instruments

In the normal course of business, the Company uses financial instruments.

Section 3855 (Financial Instruments) establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial instruments are required to be measured at fair value on initial recognition, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities classified as held-for-trading are required to be measured at fair value, with gains and losses recognized in net earnings.

Financial assets classified as held-to-maturity, loans and receivables and financial liabilities (other than those held-for-trading) are required to be measured at amortized cost using the effective interest method of amortization.

Available-for-sale financial assets are required to be measured at fair value, with unrealized gains and losses recognized in Other Comprehensive Income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market should be measured at cost.

Short-term investments are classified under "Available-for-sale financial Assets". It is measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded as Comprehensive Income. As at January 1, 2007, the carrying value and fair value of portfolio investments were $1,019,000 and $1,388,000, respectively. The initial valuation resulted in a net unrealized gain of $369,000. This net unrealized gain is presented as an adjustment to consolidated Accumulated Other Comprehensive Income.

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in a financial instrument or other contract but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are required to be recognized in net earnings, except for derivatives that are designated as a cash flow hedge, in which case the fair value change for the effective portion of such hedge relationship is required to be recognized in Other Comprehensive Income. The company chose January 1, 2003 as the transition date for the embedded derivatives, the date that is the latest that could be chosen according to the accounting policy.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications (continued)

The Company has implemented the following classification:

- Cash and cash equivalents are classified as "held-for-trading". These financial assets measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded in net income.

- Short-term investments are classified under "Available-for-sale financial Assets". It is measured at fair market value and the gain/loss resulting from the evaluation at the end of each period is recorded as Comprehensive Income.

- Accounts payable and accrued liabilities and long-term debt are classified as "held-to-maturity". After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. According to the effective interest rate method, deferred financing fees are recorded as a reduction of long-term debt.

This Section is applied retroactively without restating comparative figures, resulting in the following adjustments as at January 1, 2007:

	$
Portfolio investments	369,000
Net Change – Other components of Comprehensive Income	369,000

Under the new Sections, the commitments to physically deliver gold sales contracts constitute, as of January 1, 2007, non-financial derivative instruments and were recorded at fair value on the balance sheet. The fair value of those commitments was evaluated at $35,770,000 as at January 1, 2007 (calculated using a gold market value of $636 per ounce). Upon initial adoption of the standard, the amount (net of related deferred revenue of $3,417,000) was recognized in the opening balance of retained earnings. Because the Company does not follow the accounting standards of hedge accounting, the subsequent fluctuations of the fair value of these instruments will be included in net income (loss).

In addition, an amount of $55,000 was adjusted to the retained earnings opening balance as at January 1, 2007 in order to incorporate the amortization of the deferred financing costs according to the effective interest rate method.

b) Stripping Costs Incurred in the Production Phase of a Mining Operation (stripping costs)

Mining costs associated with stripping activities are deferred and disclosed in the property, plant and equipment in the case of an open pit mine if the actual ratio of total tonnes of waste material relative to the total tonnes of ore in a given year is higher than the estimated average ratio for the life of the mine. These costs are subsequently charged to operating costs in the periods during which the said ratio is lower than the estimated average ratio for the life of the mine.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

3 Accounting policies modifications (continued)

Effective January 1, 2007, the Company adopted the new accounting recommendation contained in EIC 160 published by the Emerging Issues Committee of the CICA. The recommendations require that, for fiscal years beginning on or after July 1, 2006, the stripping costs should be accounted for as variable production costs to be included in the costs of inventory produced during the period in which they are incurred. Stripping costs should be capitalized when the stripping activity can be shown to be a betterment of the mineral property. The amount capitalized in the balance sheet as a deferred stripping asset totals $9,166,000 as at December 31, 2006.

The financial information from prior periods was restated to take this change into account. The impact of the change is as follows:

	As previously reported $	Change $	Restated $
Inventories as at December 31, 2006	18,861	2,711	21,572
Property, plant and equipment as at December 31, 2006	100,925	(9,166)	91,759
Mining operations expense for the first quarter 2006	9,850	1,603	11,453
Minority interest in a subsidiary's net loss for first quarter 2006	(447)	95	(352)
Net income (loss) for the first quarter 2006	39	(1,698)	(1,659)
Deficit as at December 31, 2006	(75,292)	(6,455)	(81,747)
Deficit as at March 31, 2006	(58,426)	(2,464)	(60,890)
Deficit as at December 31, 2005	(58,465)	(766)	(59,231)

Commensurate with this transition, the Company revised its accounting policy regarding the valuation of ore in stockpiles from presently using the first-in, first-out method ("FIFO") to the average cost method. This accounting policy modification was applied retroactively and this modification of accounting policy did not have a significant impact on the financial statements.

c) Comprehensive Income and Unitholders' Equity

Under Section 1530, Comprehensive Income is comprised of net earnings (loss) and Other Comprehensive Income ("OCI"), which represents changes in Unitholders' equity during a period arising from transactions and other events with non-owner sources. OCI generally would include unrealized gains and losses on financial assets classified as available-for-sale. The Company's consolidated financial statements include a consolidated statement of Other Comprehensive Income while the cumulative amount and Accumulated Other Comprehensive Income (''AOCI'') are presented as a separate item of Unitholders' equity.

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 3251 "Equity" which describes the standards for presenting equity and changes in equity. Due to the adoption of Section 3251 and Section 1530 described above the Company's financial statements now include information on Comprehensive Income and its other components.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

4 Portfolio investments

The portfolio investments consist in share capital that is available-for-sale and is accounted for at its fair value.

	As at March 31, 2007 $	As at December 31, 2006 $
Cost	1,019	1,019
Latent gains	698	-
Fair value of portfolio investments available-for-sale	1,717	1,019

5 Stocks

	As at March 31, 2007 $	As at December 31, 2006 $ (restated, note 3)
Gold ingots	3,316	2,407
Gold in circuit	1,293	1,792
Stockpiles	7,363	8,812
Supplies and spare parts	7,437	8,561
	19,409	21,572

6 Other short-term assets

	As at March 31, 2007 $	As at December 31, 2006 $
Prepaid expenses	2,807	2,616
	2,807	2,616

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

7 Property, plant and equipment

			As at March 31, 2007
	Cost $	Accumulated depreciation $	Net $
Property acquisition costs, deferred exploration and development costs	77,534	28,937	48,597
Buildings and equipment related to mining production	30,775	9,212	21,563
Rolling stock, mining equipment, communication and computer equipment	26,073	3,904	22,169
	134,382	42,053	92,329

			As at December 31, 2006 (restated, note3)
	Cost $	Accumulated depreciation $	Net $
Property acquisition costs, deferred exploration and development costs	76,381	26,979	49,402
Buildings and equipment related to mining production	29,517	8,342	21,175
Rolling stock, mining equipment, communication and computer equipment	24,484	3,302	21,182
	130,382	38,623	91,759

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

8 Mining assets

Mining assets are comprised of wholly owned mining rights, undivided interests in properties and deferred exploration and development costs.

	Cost — Permits		Deferred exploration and development costs		Total — Mining assets	
	As at March 31, 2007 $	As at December 31, 2006 $	As at March 31, 2007 $	As at December 31, 2006 $	As at March 31, 2007 $	As at December 31, 2006 $
Burkina Faso (Mana)	59	59	30,221	21,166	30,493	21,225
Burkina Faso (Datambi)	778	778	42	42	820	820
	837	837	30,263	21,208	31,313	22,045

Royalties will be paid if commercial operations are attained on certain mining properties.

Costs and deferred exploration and development costs

	As at March 31, 2007 $
Balance – beginning of period	22,045
Increase in deferred development costs related to the finalization of the feasibility study, construction costs and related exploration costs of Mana project [1]	9,268
Balance – end of period	31,313

[1] The construction costs of the Mana project include advances on contracts

9 Others assets

	As at March 31, 2007 $	As at December 31, 2006 $
Deferred financing costs (note 3 a)	-	1,366
Restricted cash (note 10)	1,250	1,250
Others	359	263
	1,609	2,879

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

10 Long-term debt

Long-term debt consists of the following:

	As at March 31, 2007 $	As at December 31, 2006 $
Loan of $1,615,000, bearing interest at 3.75% over LIBOR payable quarterly, principal repayable in twelve equal quarterly instalments starting on September 15, 2005. Financed equipment is pledged as a guarantee on this loan.	670	804
Bank loan of $12,500,000, bearing interest at 3% over LIBOR payable semi-annual, principal repayable in ten equal semi-annually instalments starting April 1, 2005, secured by a pledge of the shares and assets of a subsidiary. The loan is also secured by a guarantee (limited to 40% of any outstanding amounts on the loan) granted by SEMAFO Inc.[1)]	7,500	7,500
Bank loan of $20,000,000, bearing interest at 8.5% payable quarterly, principal repayable in sixteen equal quarterly instalments starting September 30, 2007, secured by a pledge of certain assets and by an assignment of claims of certain inter-company advances.[2)]	20,000	20,000
Long-term debt	28,170	28,304
Deferred financing fees	(1,971)	-
Long-term debt net of deferred financing costs	26,199	28,304
Current portion of long-term debt	(6,332)	(5,536)
Long-term portion of long-term debt	19,867	22,768

1) The company is required to maintain a cash balance of $1,250,000 until the full repayment of the loan. This is reported as "others assets" on the balance sheet.

2) The company granted 800,000 warrants to the lender. Each warrant entitles its holder to purchase one common share of the company at a price of $1.93 (CA $2.25) on or prior to July 19, 2011. The fair value of the warrants has been established at $656,000.

In February 2007, the company concluded a $45,000,000 bank loan to finance the Mana project. This five year loan bears interest at 3% over LIBOR and the principal is repayable in 15 equal quarterly instalments, starting on June 30, 2008. The proceeds of this loan will be cashed in 2007.

As part of this transaction, the company granted 1,000,000 warrants to the lender. Each warrant entitles its holder to purchase one common share at a price of $1.72 (CA$2.00) on or prior to February 20, 2012. The fair value of the warrants has been established at $800,000.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

10 Long-term debt (continued)

The aggregate amount of the long-term debt payments required in each of the next five years is as follows:

	$
2007	5,402
2008	7,768
2009	7,500
2010	5,000
2011	2,500

11 Asset retirement obligations for property, plant and equipment

The company's operations are governed by a mining agreement governing the protection of the environment. The company will implement progressive measures for rehabilitation work during the operations, closing down and follow-up work upon closing of the mine. Hence, the company accounted for its asset retirement obligations for property, plant and equipment of the mining sites using cost estimates. Those estimates are subject to changes following modifications to laws and regulations or as new information becomes available.

The table below presents the evolution of the asset retirement obligations for property, plant and equipment for the years.

	As at March 31, 2007 $	As at December 31, 2006 $
Balance — beginning of period	2,757	1,910
Increase due to accretion expense	56	153
New liability	203	743
Liabilities paid off	(12)	(49)
Balance — end of period	3,004	2,757

The estimated undiscounted cash flow required to settle the asset retirement obligations is $3,610,000. Those payments are expected during the years 2007 to 2014. An 8% discount rate was used to evaluate those obligations.

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

12 Share capital

Authorized
Unlimited number of common shares without par value
Unlimited number of Class "A" preferred shares, no par value, non-voting, non-participating and redeemable at the option of the holder at a price of $0.29 (CA$0.33) per share
Unlimited number of Class "B" preferred shares, no par value, non-voting, non-participating and redeemable at the option of the company at a price of $0.10 (CA$0.12) per share

Movements in the company's share capital are as follows:

		As at March 31, 2007		As at December 31, 2006
	Number (000)	Amount $	Number (000)	Amount $
Common shares				
Balance at beginning of period	194,125	246,688	134,184	148,168
Issued and paid in cash	-	-	55,300	91,148
Issued for exercises of options	144	218	254	372
Issued for exercises of warrants	-	-	4,387	7,000
Balance at the end of period	194,269	246,906	194,125	246,688
Warrants				
Balance at beginning of period	2,363	1,420	5,696	2,054
Exercised	-	-	(4,387)	(1,426)
Issued to agents	-	-	344	160
Issued to lender (note 10)	1,000	800	800	656
Expired	-	-	(90)	(24)
Balance at end of period	3,363	2,220	2,363	1,420
Common shares and warrants	197,632	249,126	196,488	248,108

Warrants

Warrants outstanding as at March 31, 2007:

Expiration date	Exercise price	Number of warrants
July 2007	$1.78 (CA$2.05)	344,000
December 2008	$1.62 (CA$1.87)	1,219,000
July 2011	$1.95 (CA$2.25)	800,000
February 2012	$1.73 (CA$2.00)	1,000,000
		3,363,000

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

12 Share capital (continued)

Options

A total of 175,000 new options were issued to employees and officers of the company in the first quarter of 2007. Those options were subject to a valuation.

A total of 144,000 options was exercised in 2007 under the Plan for a cash consideration of $129,000 (CA$151,000). An amount of $89,000 from these options has been reclassified from contributed surplus to share capital.

The following table sets forth the options granted to employees, officers, consultants and directors as part of their remuneration under the Plan:

	As at March 31, 2007		As at December 31, 2006	
	Number of options (in thousands)	Weighted average exercise price ($)	Number of options (in thousands)	Weighted average exercise price ($)
Balance – beginning of period	5,082	1.77	2,282	1.09
Cancelled or expired	-	-	(116)	1.51
Exercised	(144)	0.92	(254)	0.84
Issued	175	1.54	3,170	2.18
Balance - end of period	5,113	1.68	5,082	1.77
Options exercisable – end of period	2,092	1.22	2,060	1.15

13 Contributed surplus

The contributed surplus account is composed of:

	As at March 31, 2007 $	As at December 31, 2006 $
Balance – beginning of period	1,978	929
Exercised options	(89)	(154)
Charges from valuation of options	352	1,179
Expired warrants	-	24
Balance – end of period	2,241	1,978

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

14 Accumulated Other Comprehensive Income

	Three-month period ended March 31, 2007 $
Modification following the adoption of Section 3855 'Financial instruments' (note 3a)	369
Latent gain on portfolio investment available-for-sale	329
Accumulated latent gain on portfolio investment	698

15 Financial instruments

Gold sales contract

As at March 31, 2007, the company had commitments to deliver 100,000 ounces of gold over the next three years at an average price valued at $375 per ounce.

	2007	2008	2009	Total
Ounces (in thousands)	17	48	35	100

In addition, our positions include an interest rate swap. Pursuant to the swap agreement, the company is committed to pay the difference between the « LIBOR » USD three (3) months and the « GOFO » three (3) months interest rate, whereas the counterparty is committed to pay a fixed interest rate of 1 % per annum.

During the first quarter of 2007, the company proceeded to the settlement of gold sales contracts, representing 45,000 ounces for a total amount of $12,735,000.

The gold sales contracts do not qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognized in net income (net loss).

The following table sets forth the changes in the fair value of the derivative instruments accounted for in the consolidated financial statements.

	Three-month period ended March 31, 2007 $
Recognition of the fair value at the beginning of the period (note 3a)	(39,187)
Financial instruments settled :	
Gold sales contracts	12,735
Swap	(191)
Changes to fair value	(3,350)
Fair value at the end of the period (calculated using a market price for gold of $663 per ounce)	29,993

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

16 Commitments

Construction – Mana project

The company signed many contracts related to the construction of the infrastructures for the operation of the Mana project in Burkina Faso. As at March 31, 2007 the company has commitments totalling $18,243,000 on these contracts ($14,383,000 as at December 31, 2006).

17 Financial information included in consolidated statements of cash flows

a) Net changes in non-cash working capital items and settlement of liabilities related to asset retirement obligations for property, plant and equipment

	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $ (restated, note3)
Accounts receivable	(3,727)	(1,339)
Inventories	2,024	(2,055)
Other assets	(261)	(598)
Accounts payable and accrued liabilities	(3,083)	616
Settlement of liabilities related to asset retirement obligations for property, plant and equipment	(12)	(6)
Deferred revenue on interest rate swap related to gold sales contracts	-	234
	(5,059)	(470)

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

17 Financial information included in consolidated statements of cash flows (continued)

b) Supplemental information on items not affecting cash and cash equivalents

	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $
Unrealized foreign exchange loss on advances payable	68	-
Amortization of property, plant and equipment allocated to mining assets	127	8
Net effect of amortization of property, plant and equipment allocated to inventories	139	174
Asset retirement obligations for property, plant and equipment allocated to fixed assets	203	194

c) Cash flows related to interest

	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $
Interest paid during the year	443	27

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

18 Segmented information

The company is conducting exploration and production activities on different sites in Guinea, Niger and Burkina Faso. These sites are managed separately given their different locations and laws.

	Kiniero Mine, Guinea $	Samira Hill Mine, Niger $	Mana Project, Burkina Faso $	Corporate and others $	Total $
Three-month period ended March 31, 2007					
Revenue- Gold sales	5,251	13,325	-	-	18,576
Operating expenses	3,806	9,673	-	-	13,479
Amortization of property, plant and equipment	789	2,343	-	32	3,164
Acquisition of property, plant and equipment	1,537	880	1,527	56	4,000
Change to the fair value of the derivative financial instruments	-	(3,350)	-	-	(3,350)
Net income (loss)	566	(2,518)	-	(1,281)	(3,233)
As at March 31, 2007					
Property, plant and equipment	27,517	53,566	10,764	482	92,329
Mining assets	-	-	30,493	820	31,313
Total assets	36,520	74,834	46,233	52,035	209,622
Three-month period ended March 31, 2006 (restated, note 3)					
Gold sales	5,261	7,240	-	-	12,501
Net gain on gold sales contracts	-	586	-	-	586
Revenue	5,261	7,826	-	-	13,087
Operating expenses	4,401	7,052	-	-	11,453
Amortization of property, plant and equipment	731	1,853	-	7	2,591
Acquisition of property, plant and equipment	1,522	915	2	82	2,521
Net income (loss)	470	(1,453)	-	(676)	(1,659)
As at March 31, 2006 (restated, note 3)					
Property, plant and equipment	17,755	52,105	72	313	70,245
Mining assets	-	-	8,465	1,945	10,410
Total assets	24,194	66,539	8,474	24,162	123,369

(unaudited, expressed in U.S. dollars except where otherwise indicated; amounts in tables are presented in thousands of U.S. dollars)

19 Comparative figures

Certain comparative data were reclassified to conform to the presentation adopted for the period ended March 31, 2007.

RECEIVED
2008 APR 17 P 12:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 52-109F2 - Certification of Interim Filings

I, Martin Milette, Chief Financial Officer of Semafo Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Semafo Inc., (the issuer) for the interim period ending March 31, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 10, 2007

(signed) ***Martin Milette***
Chief Financial Officer

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Semafo inc.
750, boul. Marcel-Laurin, Suite 375
Saint-Laurent, Quebec
H4M 2M4

Item 2 Date of Material Change

February 19, 2008

Item 3 News Release

A press release with respect to the material change described herein was issued on February 19, 2008 and subsequently filed on SEDAR.

Item 4 Summary of Material Change

On February 19, 2008, Semafo inc. (SMF: TSX) announced that mill start-up has taken place at its Mana Gold Mine in Burkina Faso.

Item 5 Full Description of Material Change

On February 19, 2008, Semafo inc. announced that mill start-up has taken place at its Mana Gold Mine in Burkina Faso. This process progressively integrates the different plant circuits leading to continuous production and is expected to result in a first gold pour scheduled in the second half of March 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information contact Benoit La Salle, President and Chief Executive Officer of Semafo at 514-744-4408.

The foregoing accurately discloses the material change referred to herein.

DATED at Montreal, Québec, this 25th day of February, 2008.

SEMAFO INC.

By: *(signed)*
Name: Martin Rolland
Title: Chief Legal Officer

ALTERNATIVE MONTHLY REPORTING
UNDER NATIONAL INSTRUMENT No. 62-103

Re: EARLY WARNING REPORTING SYSTEM

ALTERNATIVE REPORTER: **Sentry Select Capital Corp.**
Suite 2850
130 King Street West
Toronto, Ontario M5X 1A4

REPORTING ISSUER: **SEMAFO INC.**

REPORT FOR END OF: May 31, 2007

REPORT OF SHARE ACQUISITIONS:

Sentry Select Capital Corp. reports that, as result of recent purchases, one or more of its mutual funds or other managed client accounts held in the aggregate 19,856,700 shares of the Reporting Issuer at the end of the month of May 2007, representing, based on Sentry Select Capital Corp.'s understanding, approximately 10.22% of the total shares outstanding.

PURPOSE OF ACQUISITION:

The securities were acquired for investment purposes only and not for the purposes of exercising control or direction over the Reporting Issuer. Sentry Select Capital Corp. acts as an investment manager on behalf of its mutual funds or other managed client accounts and, in respect of the acquired shares, specifically disclaims any beneficial ownership.

Sentry Select Capital Corp. mutual funds or other managed client accounts may, from time to time, acquire additional shares, dispose of some or all of the existing shares or additional shares or may continue to hold the shares.

RELIANCE UPON EXEMPTION

This report has been issued in reliance of the alternative reporting exemption described in National Instrument No. 61-103 respecting Early Warning Reporting. Neither Sentry Select Capital Corp. nor any of its accounts presently intend to:

(a) make a formal take-over bid for any securities of the Reporting Issuer; or

(b) propose a reorganization, amalgamation, merger, arrangement or similar business combination with the Reporting Issuer which would result in Sentry Select Capital Corp.'s mutual funds or other managed client accounts controlling the issuer, alone or with others.

CONTACT PERSON

For further information:

Ryan Caughey
Corporate Secretary
Sentry Select Capital Corp.
Suite 2850
130 King St. W.
Toronto, Ontario
M5X 1A4

Telephone: 416-861-8729

DATE AND SIGNATURE:

This report is dated June 7, 2007 and is signed by an authorized officer of the Alternative Reporter.

SENTRY SELECT CAPITAL CORP.

"Ryan Caughey"

Ryan Caughey, Corporate Secretary

ALTERNATIVE MONTHLY REPORTING
UNDER NATIONAL INSTRUMENT No. 62-103

Re: EARLY WARNING REPORTING SYSTEM

Alternative Reporter:	**Sentry Select Capital Corp.** Suite 2850 130 King Street West Toronto, Ontario M5X 1A4
Reporting Issuer:	**SEMAFO INC.**
Report Period:	October 31, 2007

Report of Share Acquisitions:

Sentry Select Capital Corp. reports that, as result of recent purchases, one or more of its mutual funds or other managed client accounts held in the aggregate 36,076,900 shares of the Reporting Issuer at the end of the month of October 2007, representing, based on Sentry Select Capital Corp.'s understanding, approximately 18.50% of the total shares outstanding. This represents an increase of 8.28% since the filing of the last Alternative Monthly Report.

Purpose of Acquisition:

The securities were acquired for investment purposes only and not for the purposes of exercising control or direction over the Reporting Issuer. Sentry Select Capital Corp. acts as an investment manager on behalf of its mutual funds or other managed client accounts and, in respect of the acquired shares, specifically disclaims any beneficial ownership.

Sentry Select Capital Corp. mutual funds or other managed client accounts may, from time to time, acquire additional shares, dispose of some or all of the existing shares or additional shares or may continue to hold the shares.

General Nature and Material Terms of Any Agreement with Reporting Issuer:

Sentry Select Capital Corp. has not entered into any acquisition agreements with SEMAFO INC., or any other entity in respect to the shares of SEMAFO INC.

Joint Actors:

Except with respect to its investment management relationship with its clients, Sentry Select Capital Corp. is not a joint actor with anyone else in connection with this report.

Reliance Upon Exemption:

This report has been issued in reliance of the alternative reporting exemption described in National Instrument No. 62-103 respecting Early Warning Reporting. Neither Sentry Select Capital Corp. nor any of its accounts presently intend to:

(a) make a formal take-over bid for any securities of the Reporting Issuer; or

(b) propose a reorganization, amalgamation, merger, arrangement or similar business combination with the Reporting Issuer which would result in Sentry Select Capital Corp.'s mutual funds or other managed client accounts controlling the issuer, alone or with others.

Contact Person:

For further information:

Ryan Caughey
Corporate Secretary
Sentry Select Capital Corp.
Suite 2850, 130 King St. W.
Toronto, Ontario M5X 1A4

Telephone: 416-861-8729

Date and Signature:

This report is dated November 9, 2007 and is signed by an authorized officer of the Alternative Reporter.

SENTRY SELECT CAPITAL CORP.

"Ryan Caughey"

Ryan Caughey, Corporate Secretary

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: **SEMAFO INC.**

Fiscal year end date used to calculate capitalization: **December 31, 2007**

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end		213 465 932	(i)
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year		1.60	(ii)
Market value of class or series	(i) X (ii)	**$ 341,545,491.20**	(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or in the United States of America at the end of the fiscal year)		–	(B)

Market value of other securities:

(Provide details of how value was determined)	–	(C)
(Repeat for each class or series of securities)	–	(D)

Capitalization

(Add market value of all classes and series of securities) (A) + (B) + (C) + (D) = **$ 341,545,491.20**

Participation Fee

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) **14 700 $**

New reporting issuer's reduced participation fee, if applicable

Participation fee X Number of entire months remaining In the issuer's fiscal year / 12 = –

Late Fee, if applicable –

Computershare

Date: 03/04/2008

1500 University Street, Suite 700
Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SEMAFO INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	15/05/2008
Record Date for Voting (if applicable) :	15/05/2008
Meeting Date :	18/06/2008
Meeting Location (if available) :	Montreal QC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	816922108	CA8169221089

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for SEMAFO INC

END